03045288

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sao Paulo Alpargatas SA

*CURRENT ADDRESS Rua Urussui, 300 - Itaim Bibi
Sao Paulo - SP

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3692 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT: 12/22/03

(A free translation of the original report in Portuguese on financial statements prepared in conformity with accounting practices adopted in Brazil)

São Paulo Alpargatas S.A. and Subsidiary Companies

Financial Statements at December 31, 2002 and 2001 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original opinion in Portuguese expressed on financial statements prepared in conformity with accounting practices adopted in Brazil)

Report of Independent Accountants

February 14, 2003

To the Board of Directors and Stockholders
São Paulo Alpargatas S.A.

1 We have audited the accompanying balance sheets of São Paulo Alpargatas S.A. and the consolidated balance sheets of São Paulo Alpargatas S.A. and subsidiary companies as of December 31, 2002 and 2001 and the related statements of income, of changes in stockholders' equity and of changes in financial position of São Paulo Alpargatas S.A. as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

PRICEWATERHOUSECOOPERS

February 14, 2003
São Paulo Alpargatas S.A.
(Parent Company and Consolidated)

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of São Paulo Alpargatas S.A. and of São Paulo Alpargatas S.A. and subsidiary companies at December 31, 2002 and 2001, and the results of operations, the changes in stockholders' equity and the changes in financial position of São Paulo Alpargatas S.A. as well as the consolidated results of operations and changes in financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Partner
Contador CRC 1DF005919/S-0 "S" SP 002511

São Paulo Alpargatas S.A.
and Subidiary Companies

(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

Balance Sheet at December 31
In thousands of reais

Assets	Parent company 2002	Parent company 2001	Consolidated 2002	Consolidated 2001
Current assets				
Cash and banks	5,180	4,278	9,079	6,165
Financial investments	115,204	83,180	153,099	97,134
Trade accounts receivable	162,289	124,866	214,763	169,338
Advances on exchange contracts	(5,102)	(2,955)	(12,132)	(11,014)
Allowance for doubtful accounts	(8,119)	(8,230)	(13,825)	(12,916)
Inventories	55,939	60,024	101,674	93,777
Deferred income tax and social contribution	6,917	6,516	6,917	6,516
Other receivables	14,162	11,103	18,233	14,926
Taxes recoverable	17,457	8,305	22,683	12,392
Dividends receivable	6,236	873		
Prepaid expenses	8,673	6,245	10,094	6,429
	378,836	294,205	510,585	382,747

Liabilities and stockholders' equity	Parent company 2002	Parent company 2001	Consolidated 2002	Consolidated 2001
Current liabilities				
Suppliers	36,987	12,876	43,525	18,291
Financings	22,806	13,988	94,190	68,011
Salaries and related charges	20,348	16,936	27,504	22,677
Provision for contingencies	17,745	21,574	23,058	24,592
Dividends and interest on own capital	26,011	7,728	26,265	7,767
Taxes payable	8,280	7,715	16,649	11,071
Other payables	33,201	28,571	35,817	30,382
	165,378	109,388	267,008	182,791
Long-term liabilities				
Subsidiary and associated companies	23,549	19,837		
Financings	58,256	47,242	90,475	56,444

São Paulo Alpargatas S.A.
and Subidiary Companies

Balance Sheet at December 31
In thousands of reais

(continued)

	Parent company		Consolidated	
Long-term receivables				
Fixed assets for sale	14,612	15,705	15,111	16,571
Taxes recoverable	24,749	27,771	26,342	29,233
Compulsory deposits	3,242	3,382	4,798	7,165
Other accounts receivable	11,527	199	13,386	206
Deferred income tax and social contribution	50,728	48,697	56,250	51,742
	104,858	95,754	115,887	104,917
Permanent assets				
Investments				
Subsidiary and associated companies	159,591	144,718		
Other	195	196	195	196
Property, plant and equipment	122,636	126,471	252,971	238,699
Deferred charges	13,696	11,200	13,750	11,854
	296,118	282,585	266,916	250,749
Total assets	779,812	672,544	893,388	738,413

	Parent company		Consolidated	
Deferred income tax and social contribution	1,639		3,267	1,626
Provision for income tax and social contribution	47,633	39,360	47,633	39,360
Taxes payable	37,917	32,539	37,917	32,539
Other payables	6,704	6,078	8,693	7,766
	175,698	145,056	187,985	137,735
Minority interest			4	2
Stockholders' equity				
Paid-up capital	273,510	273,510	273,510	273,510
Capital reserve	9,450	9,450	10,983	10,411
Treasury shares	(7,082)	(7,082)	(7,082)	(7,209)
Revenue reserves	162,858	142,222	160,980	141,173
	438,736	418,100	438,391	417,885
Total liabilities and stockholders' equity	779,812	672,544	893,388	738,413
Equity value per thousand shares - R$	235.43	224.35		

The accompanying notes are an integral part of these financial statements.

São Paulo Alpargatas S.A.
and Subidiary Companies

(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

Statement of Income
Years Ended December 31
In thousands of reais

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Gross sales				
Sales of products	781,163	706,231	1,045,496	932,082
Taxes on sales	128,602	113,948	154,494	136,282
Net sales	652,561	592,283	891,002	795,800
Cost of sales	413,024	371,067	582,213	516,028
Gross profit	239,537	221,216	308,789	279,772
Operating (expenses) income				
Selling	(187,495)	(169,651)	(209,348)	(188,495)
General and administrative	(41,970)	(38,816)	(52,098)	(48,378)
Management fees	(2,557)	(2,340)	(2,557)	(2,340)
Financial income	51,681	39,255	57,748	40,128
Financial expenses	(53,915)	(30,164)	(64,005)	(42,801)
Equity in the results of subsidiary and associated companies	20,913	3,993		
Other operating income, net	14,608	8,787	6,015	995
	(198,735)	(188,936)	(264,245)	(240,891)
Operating profit	40,802	32,280	44,544	38,881
Non-operating income, net	7,968	855	8,306	404
Profit before taxation	48,770	33,135	52,850	39,285
Income tax and social contribution	(998)	(464)	(6,740)	(7,721)
Minority interest				1
Net income for the year	47,772	32,671	46,110	31,565
Net income per thousand shares at the end of the year - R$	25.63	17.53		

The accompanying notes are an integral part of these financial statements.

São Paulo Alpargatas S.A.

(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

Statement of Changes in Stockholders' Equity
In thousands of reais

		Capital reserve		Revenue reserves			
	Paid-up capital	Special reserve	Treasury shares	Legal	For investments	Retained earnings	Total
At December 31, 2000	273,510	9,450	(7,082)	7,328	118,294		401,500
Set up of actuarial liability - CVM Deliberation 371						(4,073)	(4,073)
Net income for the year						32,671	32,671
Appropriation of net income							
Reserves							
Legal				1,634		(1,634)	
Reserve for investments					14,966	(14,966)	
Interim and proposed dividends						(11,998)	(11,998)
At December 31, 2001	273,510	9,450	(7,082)	8,962	133,260		418,100
Net income for the year						47,772	47,772
Appropriation of net income							
Reserves							
Legal				2,388		(2,388)	
Reserve for investments					34,038	(34,038)	
Proposed dividends						(11,346)	(11,346)
Interest on own capital					(15,790)		(15,790)
At December 31, 2002	273,510	9,450	(7,082)	11,350	151,508		438,736

The accompanying notes are an integral part of these financial statements.

São Paulo Alpargatas S.A.
and Subidiary Companies

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais

(A free translation of the original in Portuguese prepared in conformity with accounting practices adopted in Brazil)

	Parent company		Consolidated	
	2002	2001	2002	2001
Financial resources were provided by				
Operations				
Net income for the year	47,772	32,671	46,110	31,565
Fiscal incentive			1,644	1,435
Expenses (income) not affecting working capital				
Depreciation and amortization	24,296	20,617	38,334	33,613
Residual value of permanent asset disposals	(47)	594	724	2,101
Equity in the results of subsidiary and associated companies	(20,913)	(3,993)		
Exchange variation on permanent investments			(11,152)	6,512
Provision for contingent PIS/COFINS	5,378	15,872	5,378	15,872
Income tax and social contribution				
Long-term receivables	(1,978)	(23,716)	(4,454)	(23,800)
Long-term liabilities	3,233	9,740	3,233	9,740
Financial charges on income tax and social contribution	6,679	5,052	6,679	5,051
	64,420	56,837	86,496	82,089
Transfer to current assets			8,502	2,832
Stockholder			56	
Third parties				
Dividends receivable	6,236	873		
Increase in long-term liabilities	15,352	23,195	29,817	14,365
Total funds provided	86,008	80,905	124,871	99,286

São Paulo Alpargatas S.A.
and Subidiary Companies

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais **(continued)**

	Parent company		Consolidated	
	2002	**2001**	**2002**	**2001**
Financial resources were used for				
Increase in long-term receivables	5,700	9,620	10,928	11,744
Permanent assets				
Property, plant and equipment	15,403	25,332	33,801	49,200
Deferred charges	9,128	9,905	9,130	9,905
Proposed dividends and interest on own capital	27,136	11,998	27,391	11,998
Purchase of own shares				127
Total funds used	57,367	56,855	81,250	82,974
Increase in working capital	28,641	24,050	43,621	16,312
Changes in working capital				
Current assets				
At the end of the year	378,836	294,205	510,585	382,747
At the beginning of the year	294,205	287,856	382,747	383,590
	84,631	6,349	127,838	(843)
Current liabilities				
At the end of the year	165,378	109,388	267,008	182,791
At the beginning of the year	109,388	127,089	182,791	199,946
	55,990	(17,701)	84,217	(17,155)
Increase in working capital	28,641	24,050	43,621	16,312

The accompanying notes are an integral part of these financial statements.

1 Operations

The main activities of the company and its direct and indirect subsidiaries are the manufacturing and sale of:

. footwear and component parts;

. clothing, textiles and component parts;

. leather, resin and natural or synthetic rubber articles; and

. sports articles.

2 Significant Accounting Policies

(a) Financial statements

The parent company and consolidated financial statements were prepared and are presented in conformity with accounting principles determined by Brazilian corporate legislation and the regulations of the Brazilian Securities Commission (CVM).

When preparing the financial statements, it is necessary to utilize estimates to record certain assets, liabilities and other transactions. The financial statements and the consolidated financial statements therefore include various estimates regarding the useful lives of property, plant and equipment items, provisions necessary for contingent liabilities, computations of provisions for income tax and other taxes, and therefore the actual results may vary from those estimated.

(b) Determination of results of operations

Results are determined on the accrual basis of accounting.

All amounts in thousands of reais unless otherwise indicated

(c) Current assets and long-term receivables

These are stated at realizable amounts including accrued income and monetary and exchange variations, when applicable.

The allowance for doubtful accounts is set up in an amount which management considers to be sufficient to cover losses on collection.

The company records vendor agreements and trade accounts receivable at December 31, 2002. The net balances of these agreements amount to R$ 11,459 (2001 - R$ 15,016) parent company and R$ 14,186 (2001 - R$ 17,732) consolidated.

Inventories are stated at the average cost of purchase or production, which is lower than replacement cost or realizable amounts.

Prepaid expenses correspond mainly to TV advertising paid in advance, and amortization is recorded over the terms of contracts, substantially during the fiscal year.

(d) Permanent assets

Permanent assets are stated at cost and take the following matters into consideration:

. Investments in subsidiary and associated companies are recorded on the equity basis.

. Depreciation of property, plant and equipment is on the straight-line basis at the annual rates listed in Note 10, which take into consideration the economic useful lives of the items.

. Amortization of deferred charges is over five years as from the date benefits start to be generated. Deferred charges in 2002 refer substantially to the development of systems, pre-operating expenses and improvements in third party's properties.

(e) Current and long-term liabilities

These are stated at known or estimated amounts including accrued charges and monetary and exchange variations, when applicable.

3 Consolidated Financial Statements

The consolidated financial statements were prepared in conformity with consolidation principles and the legal dispositions applicable in Brazil. Accordingly, intercompany investments, receivables, payables, revenue and expenses, as well as unrealized intercompany profits, have been eliminated.

The consolidated financial statements include the financial statements of the company and of the directly or indirectly controlled subsidiaries listed in Note 9.

The financial statements of foreign subsidiaries are translated into reais using the foreign exchange rates at the respective balance sheet dates.

The difference between the parent company and the consolidated results arises from a tax incentive of R$ 1,533 (2001 - R$ 1,008) pertaining to Amapoly Indústria e Comércio Ltda. and from unrealized profits of R$ 129 (2001 - R$ 98) of jointly-controlled Santista Têxtil S.A. The difference between the net equity of the parent company and that shown in the consolidated financial statements refers basically to unrealized profits of Santista Têxtil S.A., amounting to R$ 345 (2001 - R$ 215).

All amounts in thousands of reais unless otherwise indicated

The consolidated financial position and consolidated results of operations of Santista Têxtil S.A., a jointly-controlled subsidiary are summarized as follows:

	2002	2001
Assets		
Current assets	518,629	330,553
Long-term receivables	40,173	34,051
Permanent assets	499,688	429,499
	1,058,490	794,103
Liabilities		
Current liabilities	416,571	298,426
Long-term liabilities	143,362	49,865
Stockholders' equity	498,557	445,812
	1,058,490	794,103
Statement of income		
Gross sales	1,006,524	841,382
Net sales	872,003	741,883
Gross profit	247,158	209,823
Operating expenses	(155,820)	(182,522)
Non-operating (expenses) income, net	1,269	(210)
Income tax and social contribution	(14,504)	(23,548)
Minority interest		4
Net income for the year	78,103	3,547

All amounts in thousands of reais unless otherwise indicated

In order to improve the disclosure and comparison of the consolidated balances, the company carried out reclassifications among accounts relating to the year 2001.

4 Financial Investments

	Parent company		Consolidated	
	2002	2001	2002	2001
Investment Fund	9,719		9,719	
Bank Deposit Certificates (CDBs)	105,485	80,532	142,734	94,390
Remunerated current accounts				96
Export Notes		2,648	646	2,648
	115,204	83,180	153,099	97,134

5 Inventories

	Parent company		Consolidated	
	2002	2001	2002	2001
Finished products	32,060	29,791	40,461	39,806
Work in process	10,104	8,533	18,752	15,967
Raw materials	14,118	22,570	36,756	35,164
Other	1,757	1,790	9,106	6,560
Provision for losses	(2,100)	(2,660)	(3,401)	(3,720)
	55,939	60,024	101,674	93,777

All amounts in thousands of reais unless otherwise indicated

6 Fixed Assets for Sale

Land, buildings and existing improvements which are not utilizable by the company have been put up for sale. They are recorded at cost, which is lower than estimated realizable amounts.

7 Taxes Recoverable (Long-term)

	Parent company		Consolidated	
	2002	2001	2002	2001
Excise Tax (IPI)		7,492		7,492
IRRF on financial investments	16,411	13,814	16,411	13,814
1/12 of IRRF and CSLL	3,131	3,131	3,672	3,131
ICMS on fixed assets	2,918	1,648	2,931	1,648
Income tax on sales to Army and Navy	1,529	1,094	1,529	1,094
Other	760	592	1,799	2,054
	24,749	27,771	26,342	29,233

IPI recoverable

According to Law 9779/99, the company is able to use via reimbursement or offset, the Excise Tax (IPI) credits related to inputs used in products that are tax free, exempt or taxable at zero rate on shipment, under the terms of articles 73 and 74 of Law 9430.

Also, Regulatory Instruction 33/99 recognized the right to use any credit, indistinctly, and not only those for which there is express authorization in the IPI Regulamentations (RIPI), except for some specifications.

All amounts in thousands of reais unless otherwise indicated

Within this context, the company realized an ample survey of IPI credits as from January 1999, and starting in September 2000 records tax credits at the time raw material is received.

The company requested the Federal Revenue Service to realize offset against other federal taxes and has already offset in the period from September to December 2002 the amount of R$ 8,306 against PIS/COFINS payable. Due to this offset and the estimate for realization in the short-term, the full balance to offset (R$ 14,084) is classified in current assets.

The other taxes will be offset against future taxable income and other federal taxes, after offset of the respective tax credits in an estimated period of up to two years.

8 Compulsory Deposits

	Parent company		Consolidated	
	2002	2001	2002	2001
Deposits for tax appeals	21,052	20,903	21,234	21,516
Provision for tax appeals	(20,446)	(20,556)	(20,631)	(20,556)
Deposits for labor claims	1,981	2,379	3,432	3,623
Other	655	656	763	2,582
	3,242	3,382	4,798	7,165

Deposits related to claims promoted by the company, net of provision for losses, basically comprise judicial actions related to Value-Added Tax on Sales and Services (ICMS), the calculation basis of Social Contribution on Revenues (COFINS), Tax on Financial Operations (IOF) on foreign exchange contracts, education salary and deposits linked to labor claims.

All amounts in thousands of reais unless otherwise indicated

9 Investments in Subsidiary and Associated Companies

	Amapoly Indústria e Comércio Ltda.	Expasa Anstalt, Inc.	Fibrasil Agrícola e Comercial Ltda.	Expasa Flórida, Inc.	Albrás S.A.	Santista Têxtil S.A.	Total
Information at December 31, 2002							
Number of shares or quotas held	6,557,122	1	25,583	2,500	12,000	249,444,063	
Holding - %	100	100	100	100	100	24.94	
Capital	6,557		26	4,737		362,530	
Net equity	35,717		371	(340)		499,936	
Net income (loss) for the year	4,176		44	(1,379)		78,620	
Book value of investment							
2002	35,717		371	(1,203)		124,706	159,591
2001	30,008	2,386	327		691	111,306	144,718
Equity in the results							
2002	5,709	(3,440)	44		(1,036)	19,636	20,913
2001	3,749	(322)	1		(194)	759	3,993

Amapoly produces laminated PVC and polyester that are used in the production of truck tarpaulins, backlights, frontlights, banners, tents, etc. and laminated polyethylene used in the production of covers for agro-industry, home and leisure. The plant is located in Manaus - AM.

At December 31, 2001, Expasa Anstalt, Inc., a wholly-owned subsidiary of São Paulo Alpargatas S.A., held 2,500 shares of Expasa Flórida, Inc. corresponding to 100% of capital (US$ 2,041 / R$ 4,737). During the year 2002, São Paulo Alpargatas S.A. started to consolidate the investment directly in Expasa Flórida, Inc., due to the termination of the activities of Expasa Anstalt, Inc.

Albrás was closed in May 2002 by decision of its parent company, São Paulo Alpargatas S.A.

The Santista Têxtil operates in the cotton processing, spinning, weaving and fabric finishing areas, sells, imports and exports these products and their raw materials, as well as the production of ready made articles and correlated and similar activities.

All amounts in thousands of reais unless otherwise indicated

10 Property, Plant and Equipment

			Parent company		Consolidated		
			2002	2001	2002	2001	
	Cost	Accumulated depreciation				Net	Annual depreciation rates - %
Land	3,119		3,119	3,264	16,083	14,547	
Buildings and structures	77,151	48,013	29,138	31,465	67,511	67,254	4
Machinery and equipment	163,959	99,007	64,952	59,792	136,496	107,896	10
Furniture and fixtures	28,985	20,451	8,534	6,930	9,700	7,972	10
Vehicles	5,635	2,624	3,011	3,409	3,326	3,599	20
Trademarks and patents	19,000	11,267	7,733	9,499	7,733	9,499	10
Construction in progress	9,730		9,730	16,876	16,263	33,272	
Provision for losses	(3,581)		(3,581)	(4,764)	(4,141)	(5,340)	
	303,998	181,362	122,636	126,471	252,971	238,699	

Construction in progress refers to new industrial projects and the updating of information technology systems.

All amounts in thousands of reais unless otherwise indicated

11 Financings

	Index and average annual rate of interest/commissions	Parent company		Consolidated	
		2002	2001	2002	2001
Foreign currency Parent company 2002 - US$ 20,839 thousand (2001- US$ 23,236 thousand) Consolidated 2002 - US$ 39,845 thousand (2001 - US$ 44,304 thousand)	Exchange variation and interest of 4.5% to 9.5%	73,629	53,916	140,785	102,803
Local currency	Long-term interest rate (TJLP) and interest of 2.0% to 3.5%	7,433	7,314	43,880	21,652
		81,062	61,230	184,665	124,455
Current		22,806	13,988	94,190	68,011
Long-term		58,256	47,242	90,475	56,444

The long-term financings fall due as follows:

	Parent company		Consolidated	
Year	**2002**	**2001**	**2002**	**2001**
2003		9,826		14,044
2004	31,441	20,505	48,082	22,529
2005	13,556	8,785	20,012	10,401
2006	13,034	8,126	16,367	8,929
2007	225		3,150	541
2008			1,049	
2009			1,022	
2010			793	
	58,256	47,242	90,475	56,444

Financings are secured by sureties and properties of the companies.

All amounts in thousands of reais unless otherwise indicated

12 Provision for Contingencies

	Parent company		Consolidated	
	2002	2001	2002	2001
Labor	8,949	9,387	8,949	9,387
Tax	4,948	5,699	4,948	5,699
Industrial projects	735	2,925	735	2,925
Business restructuring	1,500	2,423	1,500	2,423
Other	1,613	1,140	6,926	4,158
	17,745	21,574	23,058	24,592

(a) Probable losses

The company has provisions for losses on labor, tax and civil processes based on risk evaluations made by management, supported by the legal advisors.

(b) Losses possible and remote

A number of contingencies with variable chances of materializing against the company have not been recorded because the chances of loss are considered possible and/or remote based on analyses by management and the legal advisors.

	Nature	
Loss demands	Tax	Labor/ Civil
Possible	9,064	10,357
Remote	33,501	4,643

All amounts in thousands of reais unless otherwise indicated

13 Other Payables

	Parent company		Consolidated	
	2002	2001	2002	2001
Royalties	21,363	12,644	21,363	12,644
Freight	4,813	4,474	5,538	5,780
Advertising	269	1,195	269	1,195
Club promotion		3,809		3,809
Other	6,756	6,449	8,647	6,954
	33,201	28,571	35,817	30,382

14 Taxes Payable (Long-term)

	Parent company		Consolidated	
	2002	2001	2002	2001
Additional COFINS	36,862	30,885	36,862	30,885
Additional PIS	1,055	1,654	1,055	1,654
	37,917	32,539	37,917	32,539

(a) Additional COFINS and PIS

On March 8, 1999, the company obtained a preliminary injunction in an ordinary action which questions the constitutionality of Law 9718/98 and Constitutional Amendment 20.

This preliminary injunction assures the payment of COFINS and PIS in conformity with legislation in effect until January 1999, that is, not considering the rate increase and the revised calculation basis of these contributions.

All amounts in thousands of reais unless otherwise indicated

Unpaid amounts are being provisioned normally, including interest at the SELIC rate.

As from October 2002, the company started to make judicial deposits of the amounts under discussion. The balances of deposits at December 31, 2002 amount to R$ 2,600.

(b) PIS

In March 1995, a judicial decision was obtained permitting the offset of differences calculated and overpaid because of the use of the calculation basis considered as incorrect by the company and its legal advisors. These credits were recognized as operating income, as and when they were offset against PIS payments.

In July 1997, the sentence prescribed (transited in rem judicatum), authorizing the company to calculate the PIS amounts under the terms of Complementary Law 7/70.

In June 2001, a court injunction was issued which recognized the right to offset PIS credits against PIS and COFINS amounts due.

Also, as from October 2001, the company opted to continue the offset of PIS against PIS and COFINS amounts due, including the inflation adjustment to which the company considered it has the right. Adopting a conservative approach, the company continued to provide the amounts as if they were due.

However, in September 2002, a final and unappealable decision pleading a prescriptive period of 10 years and inflation adjustment was issued. For this reason, the provision was reversed in the third quarter, with a positive impact on the results for the year of R$ 12.6 million, recorded in Other operating income.

All amounts in thousands of reais unless otherwise indicated

15 Transactions with Direct and Indirect Subsidiary and Associated Companies

	2002	2001
Balances		
Current assets (trade accounts receivable)	29	130
Current liabilities (suppliers)	214	152
Long-term liabilities (current accounts)	23,549	19,837
Revenue and expense accounts		
Sales	1,164	777
Purchases (substantially in cost of sales)	13,326	14,453

Sales were effected at usual market prices and conditions. Current accounts, mainly represented by transactions with Amapoly, refer to the management of the centralized group cash, carried out by the company. There are no charges or maturity terms.

16 Stockholders' Equity

(a) Capital

Paid-up capital at December 31, 2002 and 2001 is represented by 1,950,251,236 book entry shares with no nominal value, of which 920,979,463 are common and 1,029,271,773 preferred.

(b) Treasury Shares

The company holds 86,668,847 (2001 – 86,668,847) preferred shares which have been purchased from 1994 onwards, as authorized by the Administrative Council.

All amounts in thousands of reais unless otherwise indicated

(c) Dividends

Stockholders are assured of an annual dividend of not less than 25% of net income, calculated in accordance with corporate legislation and the by-laws as follows:

	2002
Net income for the year	47,772
Legal reserve transfer	(2,388)
Calculation basis	45,384
Proposed dividends, 25% of the calculation basis (R$ 5.79 per thousand common shares and R$ 6.38 per thousand preferred shares)	11,346

Management has proposed for approval at the Annual General Meeting that the remaining net income for the year should be used for new investments of the company and retained to strengthen working capital based on its capital expenditures budget, and therefore should be appropriated to the reserve for investments.

(d) Interest on own capital

On November 8, 2002, the company signed a Judicial Agreement with Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre and Dynamo Equity Fund (Fundos Dynamo), in order to close process 000.02.063988-0, in transit at the 9th Civil Court of the Jurisdiction of the Judicial District of São Paulo - SP, filed by Fundos Dynamo against the company in order to receive complementary dividends.

According to the terms of this Judicial Agreement:

All amounts in thousands of reais unless otherwise indicated

(i) The company and Fundos Dynamo recognized, among other matters, in order to clarify any doubts related to dividends to which the preferred shares are entitled, the need to adapt article 6 of the company's by-laws to the precepts of Law 10.303/2001, making it clear that preferred shares issued by the company are entitled to dividends 10% higher than those paid to common shares;

(ii) The company held, on the same date it signed the Judicial Agreement, a meeting of the Administrative Council to approve, among other matters, the following: (a) the calling of an Extraordinary General Meeting to proceed with the process of adaptation of the wording of articles 6 and 28 of the by-laws to the precepts of Law 10.303/2001; (b) proposal for the payment of interest on own capital by the company only for shares issued by the company and circulating in the market; and (c) take the necessary measures for the company to adhere to Level 1 of Differentiated Practices of Corporate Governance established by the São Paulo Stock Exchange;

(iii) Fundos Dynamo concurred with the extinction and definite filing of all or any kind of preliminary investigations, administrative inquiries, administrative processes or terms of accusation which were in course before the Securities Commission as regards the interpretation and application of article 6 of the company's by-laws; and

(v) On January 10, 2003, the company paid interest on own capital amounting to R$ 15,790, being approximately R$ 11,7643 per thousand common shares and approximately R$ 12,9407 per thousand preferred shares, out of the Revenue Reserve account.

17 Financial Instruments

The company participates in transactions which involve financial instruments intended to finance its activities or to invest available financial resources.

Risk management is effected via operating strategies defined by senior corporate management and specific control systems.

The balances of financial investments and financings at December 31, 2002 and 2001 reflect the average rates practiced in the market.

All amounts in thousands of reais unless otherwise indicated

The investment in a listed company is represented exclusively by the 24.94% holding (45% of the voting capital) in Santista Têxtil S.A., a jointly-controlled subsidiary company. The market value of this company was not estimated as there have been no recent trades of the common shares on the stock exchanges or elsewhere.

The book values of financial instruments relating to other assets and liabilities approximate their market values.

There are no unrecorded financial instruments (transactions with derivatives).

18 Income Tax and Social Contribution on Net Income

At December 31, 2002, the company recorded income tax and the social contribution as follows:

	Income tax	Social contribution
Net income for the year	48,770	48,770
Additions	75,842	33,662
Exclusions	(107,078)	(74,747)
Calculation basis before offset	17,534	7,685
Offset of tax loss (limited to 30%)	(5,260)	
Negative social contribution basis (limited to 30%)		(2,305)
Calculation basis	12,274	5,380
Income tax - 15%	1,841	
Additional income tax - 10%	1,202	
Social contribution - 9%		484
Tax incentives	(74)	
Income tax and social contribution for the year, totaling R$ 3,453	2,969	484

All amounts in thousands of reais unless otherwise indicated

	Income tax	Social contribution
Deferred income tax and social contribution on temporary differences calculated up to 2002, according to CVM Deliberations 273/98 and 371/02, totaling R$ 4,451	(770)	(3,681)
Income tax and social contribution in the result for the year, totaling R$ 998	2,199	(3,197)

Movement	2001	Additions/ transfers	Disposals/ transfers	2002
Deferred income tax and social contribution				
Current assets (i)				
Tax losses and social contribution negative basis	5,363		(1,863)	3,500
Temporary differences	1,153	2,264		3,417
	6,516	2,264	(1,863)	6,917
Long term receivables (i)				
Tax losses and social contribution negative basis	26,969		(1,300)	25,669
Temporary differences	21,728	3,331		25,059
	48,697	3,331	(1,300)	50,728
Provision for income tax and social contribution				
Long-term liabilities (ii)				
Principal	30,099	3,233		33,332
Charges	9,261	6,679		15,940
	39,360	9,912		49,272

All amounts in thousands of reais unless otherwise indicated

(i) The company set up income tax and social contribution credits on tax losses, negative social contribution bases and temporary differences in compliance with CVM assumptions and estimates recovery in up to five years, of which R$ 6,917 in 2003, as well as similar annual amounts in the period from 2004 to 2007.

(ii) The company obtained a judicial order that permits it to offset all income tax and social contribution due each year with credits arising from tax losses and negative social contribution bases. Notwithstanding, the company maintains in long-term liabilities the additional amount for tax due that is being offset by reason of this injunction. Also, the financial charges are provisioned and charged to financial expenses.

The company periodically adjusts deferred taxes in accordance with the realization prospects.

19 Benefits to Employees

The company sponsors two supplementary retirement benefits, besides granting, through its own retirement plan, life income and medical assistance benefits for a certain group of former employees and their spouses. The actuarial liability recorded at December 31, 2002 amounts to R$ 5,554.

(a) Retirement plan - SPASAPREV

This plan was implemented in May 1991 and structured as a defined benefit plan wholly supported by sponsor's contributions. In August 2000, the Super Prev plan was created, structured as a defined contribution plan, to which employees equivalent to 99% of the reserves necessary have already migrated.

All amounts in thousands of reais unless otherwise indicated

The recognized actuarial values are:

	Reais
Present value of actuarial liability	27,503
Fair value of plan assets	(26,206)
Unrecognized actuarial gain	977
Unfunded liability recognized by the company	2,274

(b) Pension plan - HSBC

A retirement plan for a closed group of former employees of the company using a multi sponsored supplementary pension fund as the financial vehicle. This plan covers only participants receiving retirement and dependents receiving death benefits.

Statement of actuarial calculations - HSBC Plan:

	Reais
Present value of actuarial liability	656
Fair value of plan assets	(1,590)
Unrecognized actuarial gain	406
Total net assets	(528)

The assets calculated above were not recognized in the company's financial statements at December 31, 2002 because there is no evidence of reimbursement or abatements of future contributions, as defined in paragraph 49(g) of NPC 26.

(c) Own retirement plan for former employees

The company sponsors an own retirement plan for former employees, in which it grants benefit of income for life to participants, including to spouses in case of death.

Currently it covers six participants, of whom five receive a pension and one a widows pension.

All amounts in thousands of reais unless otherwise indicated

	Reais
Present value of actuarial liability	1,032
Unrecognized actuarial gain	449
Unfunded liability recognized by the company	1,481

(d) Medical assistance plan for retired employees

The company also maintains a medical assistance plan for a certain group of former employees and their spouses, according to rules determined by the company.

The recognized actuarial values are:

	Reais
Present value of actuarial liability	1,109
Fair value of plan assets	
Unrecognized actuarial gain	690
Unfunded liability recognized by the company	1,799

20 Insurance

The company and its subsidiaries have insurance coverage in amounts considered to be sufficient to cover possible losses. At December 31, 2002 coverage against operating risks amounted to R$ 130,000, civil liability R$ 3,500, civil liability – bodily injury R$ 1,000, sundry risks (theft) R$ 786,5, national transport limited to R$ 500 per shipment and international transport risks US$ 5,000.

21 Credit line of International Finance Corporation (IFC)

On November 12, 2002, a loan agreement was signed with IFC in the amount of US$ 30 million to give support to the company's investment program in the period from 2001 to 2004. However, there were no draw downs from this credit line up to the closing of the year 2002.

All amounts in thousands of reais unless otherwise indicated

22 Supplementary Information

Additionally, the consolidated accounting information of São Paulo Alpargatas S.A., excluding the accounting information of jointly-controlled company Santista Têxtil S.A., but maintaining the equity in results is presented as follows:

	2002	2001
Assets		
Current assets		
Funds available	120,700	87,732
Trade accounts receivable	154,004	117,340
Inventories	59,001	62,184
Other	53,682	33,802
Total – current	387,387	301,058
Long-term receivables		
Assets for sale	14,612	15,705
Taxes recoverable	25,598	28,293
Deferred income tax and social contribution	50,728	48,697
Other accounts receivable	14,905	3,709
Total - long-term receivables	105,843	96,404
Permanent assets	266,978	254,928
	760,208	652,390

All amounts in thousands of reais unless otherwise indicated

	2002	2001
Liabilities		
Current liabilities		
Suppliers	37,277	9,853
Financings	24,542	16,250
Salaries and related charges	20,715	17,410
Accounts payable	34,037	28,277
Provision for contingencies	17,745	21,574
Other payables	35,008	15,655
Total – current	169,324	109,019
Long-term liabilities		
Financings	58,256	47,242
Provision for income tax and social contribution	47,633	39,360
Deferred income tax and social contribution	1,639	
Taxes payable	37,917	32,539
Other payables	6,703	6,130
Total - long-term liabilities	152,148	125,271
Stockholders' equity	438,736	418,100
	760,208	652,390

All amounts in thousands of reais unless otherwise indicated

	2002	2001
Gross sales	805,314	727,584
Taxes on sales	132,313	117,255
Net sales	673,001	610,329
Cost of sales	426,002	383,013
Gross profit	246,999	227,316
Operating (expenses) income		
Selling	(190,291)	(171,395)
General and administrative	(43,499)	(40,518)
Management fees	(2,557)	(2,340)
Financial income	52,896	40,125
Financial expenses	(14,131)	(13,350)
Equity in the results of subsidiary and associated companies	19,680	761
Other operating income, net	13,516	10,040
	(164,386)	(176,677)
Operating profit before exchange variations	82,613	50,639
Exchange losses	(32,681)	(9,556)
Financial charges on taxes	(8,567)	(8,043)
Operating profit	41,365	33,040
Non-operating income, net	7,988	456
Profit before taxation	49,353	33,496
Income tax and social contribution	(3,114)	(1,833)
Tax incentive	1,533	1,008
Net income for the year	47,772	32,671

* * *

(A free translation of the original report in Portuguese on financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

São Paulo Alpargatas S.A. and Subsidiary Companies

Financial Statements at December 31, 2000 and 1999 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1700
Torre Torino
05001-400 São Paulo, SP - Brasil
Telefone (0XX11) 3674-2000

(A free translation of the original opinion in Portuguese
expressed on financial statements prepared in conformity with
accounting principles determined by Brazilian corporate legislation)

Report of Independent Accountants

February 9, 2001

To the Board of Directors and Stockholders
São Paulo Alpargatas S.A.

1 We have audited the accompanying balance sheets of São Paulo Alpargatas S.A. and the consolidated balance sheets of São Paulo Alpargatas S.A. and subsidiary companies as of December 31, 2000 and 1999 and the related statements of income, of changes in stockholders' equity and of changes in financial position of São Paulo Alpargatas S.A. as well as the consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of company management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material aspects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

February 9, 2001
São Paulo Alpargatas S.A.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of São Paulo Alpargatas S.A. and of São Paulo Alpargatas S.A. and subsidiary companies at December 31, 2000 and 1999 and the results of operations, the changes in stockholders' equity and the changes in financial position of São Paulo Alpargatas S.A., as well as the consolidated results of operations and changes in consolidated financial position for the years then ended, in conformity with accounting principles determined by Brazilian corporate legislation.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Partner
Contador CRC 1DF005919/S-0 "S" SP 002511

Balance Sheet at December 31

In thousands of reais, except amounts per thousand shares

Assets	Parent company 2000	Parent company 1999	Consolidated 2000	Consolidated 1999
Current assets				
Cash and banks	2,816	2,846	3,109	4,594
Financial investments	101,634	81,277	131,258	105,382
Trade accounts receivable	111,537	103,588	157,592	154,815
Advances on exchange contracts	(1,647)	(1,538)	(20,549)	(23,245)
Allowance for doubtful accounts	(8,440)	(8,459)	(12,680)	(11,943)
Inventories	48,709	47,303	86,274	77,993
Deferred income tax and social contribution	18,952	11,565	18,952	11,565
Other receivables	11,617	9,352	16,746	16,990
Prepaid expenses	2,678	2,405	2,888	2,552
	287,856	248,339	383,590	338,703
Long-term receivables				
Receivable from sale of fixed assets	252	246	252	246
Fixed assets for sale	15,560	17,857	16,680	20,309
Taxes recoverable	17,583	13,936	19,566	15,063
Compulsory deposits and other assets	3,808	3,932	9,102	5,474
Deferred income tax and social contribution	24,981		27,938	4,747
	62,184	35,971	73,538	45,839

Liabilities and stockholders' equity	Parent company 2000	Parent company 1999	Consolidated 2000	Consolidated 1999
Current liabilities				
Suppliers	13,342	16,334	20,768	19,621
Financings	22,429	18,777	75,938	80,629
Salaries and payroll charges	24,841	18,530	29,173	22,744
Provision for contingencies	10,533	14,304	13,380	17,261
Proposed dividends	13,080	10,069	13,230	10,180
Taxes payable	23,409	10,561	25,177	12,008
Other payables	19,455	22,290	22,280	24,764
	127,089	110,865	199,946	187,207
Long-term liabilities				
Subsidiary and associated companies	17,895	11,530		
Financings	44,656	56,222	59,368	65,896
Deferred income tax and social contribution	3,190		4,813	1,526
Provision for income tax and social contribution	21,379		21,379	
Other	5	176	902	1,241
	87,125	67,928	86,462	68,663
Deferred income				382

Balance Sheet at December 31

In thousands of reais, except amounts per thousand shares (continued)

Assets	Parent company 2000	Parent company 1999	Consolidated 2000	Consolidated 1999
Permanent assets				
Investments				
Subsidiary and associated companies	141,599	130,457		
Other	195	196	196	197
Property, plant and equipment	117,542	109,387	223,648	216,391
Deferred charges	6,338	4,755	6,820	5,306
	265,674	244,795	230,664	221,894
Total assets	615,714	529,105	687,792	606,436

Liabilities and stockholders' equity	Parent company 2000	Parent company 1999	Consolidated 2000	Consolidated 1999
Stockholders' equity				
Paid-up capital	273,510	273,510	273,510	273,510
Capital reserve	9,450	9,450	10,669	10,268
Treasury shares	(7,082)	(6,680)	(7,082)	(6,680)
Revenue reserves	125,622	74,032	124,287	73,086
	401,500	350,312	401,384	350,184
Total liabilities and stockholders' equity	615,714	529,105	687,792	606,436
Parent company equity value per thousand shares- R$	215.41	187.59		

The accompanying notes are an integral part of these financial statements.

São Paulo Alpargatas S.A. and Subsidiary Companies

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Statement of Income
Years Ended December 31
In thousand of reais, except amounts per thousand shares

	Parent company		Consolidated	
	2000	**1999**	**2000**	**1999**
Gross sales				
Sales of goods	669,747	566,141	871,872	740,123
Taxes on sales	107,423	89,749	129,556	109,159
Net sales	562,324	476,392	742,316	630,964
Cost of sales	345,547	279,740	476,630	393,978
Gross profit	216,777	196,652	265,686	236,986
Operating (expenses) income				
Selling	(147,615)	(120,981)	(163,229)	(136,244)
General and administrative	(35,212)	(33,349)	(43,370)	(42,614)
Management fees	(1,876)	(1,903)	(1,876)	(2,436)
Financial income	36,827	32,595	37,584	68,915
Financial expenses	(25,643)	(39,528)	(28,463)	(92,585)
Equity in the results of subsidiary companies	14,597	2,927		
Amortization of deferred charges	(4,912)	(6,205)	(4,538)	(5,427)
Reversal of provisions		10,900		10,900
Other operating income, net	1,841	9,807	2,094	13,964
	(161,993)	(145,737)	(201,798)	(185,527)
Operating profit – carried forward	54,784	50,915	63,888	51,459

Statement of Income
Years Ended December 31
In thousands of reais, except amounts per thousand shares (continued)

	Parent company		Consolidated	
	2000	**1999**	**2000**	**1999**
Operating profit – brought forward	54,784	50,915	63,888	51,459
Non-operating income (expenses), net	880	(264)	(1,725)	(45)
Profit before taxation	55,664	50,651	62,163	51,414
Income tax and social contribution	12,008		4,299	(1,677)
Net income for the year	67,672	50,651	66,462	49,737
Net income per thousand shares at the end of the year – R$	36.31	27.12		

The accompanying notes are an integral part of these financial statements.

São Paulo Alpargatas S.A.

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Statement of Changes in Stockholders' Equity

In thousands of reais

		Capital reserve		Revenue reserves			
	Paid-up capital	Special reserve	Treasury shares	Legal	For capital increase	Retained earnings	Total
At December 31, 1998	273,510	9,450	(5,236)	1,411	20,106		299,241
Deferred income tax and social contribution – CVM Deliberation 273/98						13,897	13,897
Purchase of own preferred shares			(1,444)				(1,444)
Net income for the year						50,651	50,651
Appropriation of net income							
Reserves							
Legal				2,533		(2,533)	
For capital increase					49,982	(49,982)	
Interim and proposed dividends						(12,033)	(12,033)
At December 31, 1999	273,510	9,450	(6,680)	3,944	70,088		350,312
Purchase of own preferred shares			(402)				(402)
Net income for the year						67,672	67,672
Appropriation of net income							
Reserves							
Legal				3,384		(3,384)	
For capital increase					48,206	(48,206)	
Interim and proposed dividends						(16,082)	(16,082)
At December 31, 2000	273,510	9,450	(7,082)	7,328	118,294		401,500

The accompanying notes are an integral part of these financial statements.

São Paulo Alpargatas S.A. and Subsidiary Companies

(A free translation of the original in Portuguese prepared in conformity with accounting principles determined by Brazilian corporate legislation)

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais

	Parent company		Consolidated	
	2000	**1999**	**2000**	**1999**
Financial resources were provided by				
Operations				
Net income for the year	67,672	50,651	66,462	49,737
Income (expenses) not affecting working capital				
Depreciation and amortization	19,137	18,772	30,368	30,709
Residual value of permanent asset disposals	934	5,006	4,391	6,467
Amortization of goodwill/negative goodwill			(382)	(1,147)
Equity in the results of subsidiary companies	(14,597)	(2,927)		
Income tax and social contribution				
Stockholders' equity		11,565		11,565
Long-term receivables	(24,981)		(27,938)	
Long-term liabilities	20,360		21,983	
Financial charges on income tax and social contribution	4,209		4,209	
Deferred income				(169)
	72,734	83,067	99,093	97,162
Fixed assets for sale transferred to current assets		2,100		2,100
Increase (decrease) in long-term liabilities		5,327		(13,084)
Third parties				
Dividends receivable	3,367	2,494		
Tax incentives			1,220	847
Total funds provided	76,101	92,988	100,313	87,025

São Paulo Alpargatas S.A. and Subsidiary Companies

Statement of Changes in Financial Position
Years Ended December 31
In thousands of reais (continued)

	Parent company		Consolidated	
	2000	1999	2000	1999
Financial resources were used for:				
Increase in long-term receivables	1,232	2,751	(239)	9,383
Permanent assets				
Investments		14,631		
Property, plant and equipment	23,225	19,891	36,947	27,283
Deferred charges	6,495	3,832	6,580	4,084
Decrease in long-term liabilities	5,372		8,393	
Interim and proposed dividends	16,082	12,033	16,082	12,033
Purchase of own shares	402	1,444	402	1,444
Working capital on acquisition of investments				11,462
Total funds used	52,808	54,582	68,165	65,689
Increase in working capital	23,293	38,406	32,148	21,336
Changes in working capital				
Current assets				
At the end of the year	287,856	248,339	383,590	338,703
At the beginning of the year	248,339	210,844	338,703	319,194
	39,517	37,495	44,887	19,509
Current liabilities				
At the end of the year	127,089	110,865	199,946	187,207
At the beginning of the year	110,865	111,776	187,207	189,034
	16,224	(911)	12,739	(1,827)
Increase in working capital	23,293	38,406	32,148	21,336

The accompanying notes are an integral part of these financial statements.

(A free translation of the original notes in Portuguese to financial statements prepared in conformity with accounting principles determined by Brazilian corporate legislation)

São Paulo Alpargatas S.A. and Subsidiary Companies

Notes to the Financial Statements at December 31, 2000 and 1999

All amounts in thousands of reais unless otherwise indicated

1 Operations

The main activities of the company and its direct and indirect subsidiaries are the manufacturing and sale of:

. footwear and respective components;

. clothing, textile and similar goods;

. leather, resin, natural and synthetic rubber items; and

. sports equipment.

2 Significant Accounting Policies

(a) Financial statements

The parent company and consolidated financial statements were prepared and are presented in conformity with accounting principles determined by Brazilian corporate legislation and the regulations of the Brazilian Securities Commission (CVM).

When preparing the financial statements, it is necessary to utilize estimates to record certain assets, liabilities and other transactions. The financial statements therefore include various estimates regarding the useful lives of property, plant and equipment items, the provisions necessary for contingent liabilities, and the computations of provisions for income tax and other taxes, and actual results may vary from those estimated.

(b) Determination of results of operations

Results are determined on the accrual basis of accounting.

(c) Current assets and long-term receivables

These are stated at realizable amounts, including accrued income and monetary and exchange variations, when applicable.

The allowance for doubtful accounts is set up in an amount which management considers to be sufficient to cover losses on collection.

Certain company sales are financed directly by banks ("vendor" arrangements) and trade accounts receivable at December 31, 2000 are shown net of these arrangements, which amount to R$ 12,179 (1999 - R$ 4,625) for the parent company and R$ 15,697 (1999 - R$ 7,394) consolidated.

Inventories are stated at the average cost of purchase or production, which is lower than replacement cost or realizable amounts.

Prepaid expenses correspond basically to TV advertising paid in advance, and amortization is recorded over the terms of contracts, substantially during the fiscal year.

(d) Permanent assets

Permanent assets are stated at cost and take the following matters into consideration:

. Investments in subsidiary companies are recorded on the equity basis.

. Depreciation of property, plant and equipment is on the straight-line basis at the annual rates listed in Note 10, which take into consideration the economic useful lives of the items.

. Amortization of deferred charges is over a five-year period as from the date benefits start to be generated.

(e) Current and long-term liabilities

These are stated at known or estimated amounts, including accrued charges and monetary and exchange variations, when applicable.

3 Consolidated Financial Statements

The consolidated financial statements were prepared in conformity with basic consolidation principles and the legal dispositions applicable in Brazil. Accordingly, intercompany investments, receivables, payables, revenue and expenses, as well as unrealized intercompany profits, have been eliminated.

The consolidated financial statements include the financial statements of the company and of the directly or indirectly controlled subsidiaries mentioned in Note 9.

The financial statements of overseas subsidiaries are translated into reais using the foreign exchange rates as of each balance sheet date.

The difference between the parent company and the consolidated results arises from a tax incentive of R$1,220 (199 – R$ 847) pertaining to Amapoly Indústria e Comércio Ltda. and from unrealized profits of R$ 10 (1999 - R$ 67) of Santista Têxtil S.A. The difference between the net equity of the parent company and that shown in the consolidated financial statements refers basically to unrealized profits of the subsidiary Santista Têxtil S.A., amounting to R$ 116 (1999 - R$ 128).

All amounts in thousands of reais unless otherwise indicated

The consolidated financial position and consolidated results of operations of Santista Têxtil S.A., a jointly-controlled subsidiary company are summarized as follows:

	2000	1999
Assets		
Current assets	353,938	320,482
Long-term receivables	42,811	37,089
Permanent assets	407,249	409,451
	803,998	767,022
Liabilities		
Current liabilities	288,869	299,638
Long-term liabilities	68,929	49,062
Deferred income		1,529
Stockholders' equity	446,200	416,793
	803,998	767,022
Statement of income		
Gross sales	744,598	636,386
Net sales	648,074	546,885
Gross profit	169,385	142,284
Operating expenses	103,616	107,268
Non-operating income, net	1,271	867
Income tax and social contribution	(23,533)	(2,399)
Net income for the year	43,507	33,484

All amounts in thousands of reais unless otherwise indicated

4 Financial Investments

	Parent company		Consolidated	
	2000	1999	2000	1999
Public securities	7,241	4,198	7,241	26,014
Bank Deposit Certificates (CDBs)	94,393	58,765	121,058	59,949
Remunerated current accounts			2,959	1,105
Investments in gold		15,425		15,425
Hedge		2,889		2,889
	101,634	81,277	131,258	105,382

5 Inventories

	Parent company		Consolidated	
	2000	1999	2000	1999
Finished products	25,591	29,684	35,472	36,273
Work in process	8,083	6,310	14,598	11,295
Raw materials	15,601	10,335	32,595	26,853
Other	1,616	2,920	6,418	8,256
Provision for losses	(2,182)	(1,946)	(2,809)	(4,684)
	48,709	47,303	86,274	77,993

6 Fixed Assets for Sale

Land, buildings and existing improvements which are not utilizable by the company have been put up for sale. They are recorded at cost, which is lower than the estimated realizable amounts.

7 Taxes Recoverable (long-term)

These relate mainly to income tax withheld at source on earnings from financial investments and to prepayments of income tax and social contribution in prior years.

8 Compulsory Deposits and Other Assets

Most of the deposits were made in connection with lawsuits filed by the company which relate to the increase in the contribution rate of the Social Investment Fund (FINSOCIAL), Value-Added Tax on Sales and Services (ICMS), the calculation basis of the Social Contribution on Revenues (COFINS), Tax on Financial Operations (IOF) on exchange contracts, the education salary and labor disputes. Deposits are recorded net of a provision for losses.

All amounts in thousands of reais unless otherwise indicated

9 Investments in Subsidiary Companies

	Amapoly Indústria e Comércio Ltda.	Expasa Anstalt	Fibrasil Agrícola e Comercial Ltda.	Marnay Trading S.A.	Albrás S.A.	Santista Têxtil S.A.	Total
Information as at December 31, 2000							
Number of shares or quotas held	207,583	1	25,283	1	12,000	249,440	
Holding - %	100	100	100	100	100	24.94	
Capital	4,357	46,832	26		73,688	362,530	
Net equity	26,259	2,708	326		885	446,673	
Net income (loss) for the year	3,090	(229)	24		(555)	43,465	
Book value of investment							
2000	26,259	2,708	326		885	111,421	141,599
1999	21,950	2,687	302	107	1,316	104,095	130,457
Equity in the results							
2000	4,309	21	24	(18)	(431)	10,692	14,597
1999	3,381	(2,653)	19	(82)	(6,046)	8,308	2,927

Marnay Trading S.A. was closed down in December 2000.

All amounts in thousands of reais unless otherwise indicated

10 Property, Plant and Equipment

			Parent company		Consolidated		
			2000	1999	2000	1999	
	Cost	Accumulated depreciation				Net	Annual depreciation rates - %
Land	3,204		3,204	2,926	14,537	14,634	
Buildings and structures	77,083	43,093	33,990	36,161	72,522	76,421	4
Machinery and equipment	141,809	88,790	53,019	42,361	105,871	91,602	10
Furniture and fixtures	26,196	19,943	6,253	5,426	7,573	6,410	10
Vehicles	3,808	3,003	805	704	1,088	1,121	20
Trademarks and patents	18,955	7,735	11,220	12,887	11,220	12,887	10
Other	13,978		13,978	14,795	16,341	19,774	10
Provision for losses	(4,927)		(4,927)	(5,873)	(5,504)	(6,458)	
	280,106	162,564	117,542	109,387	223,648	216,391	

All amounts in thousands of reais unless otherwise indicated

11 Financings

	Index and average annual rate of interest	Parent company		Consolidated	
		2000	1999	2000	1999
Foreign currency Parent company 2000 - US$ 27,308 thousand (1999 - US$ 29,160 thousand) Consolidated 2000 - US$ 51,093 thousand (1999 - US$ 61,417 thousand)	Exchange variation and interest of 7.3% to 9.7%	53,398	52,168	103,721	109,875
Local currency	Long-term interest rate (TJLP) and interest of 4.9% to 8.5%	13,687	22,831	31,585	36,650
		67,085	74,999	135,306	146,525
Current liabilities		22,429	18,777	75,938	80,629
Long-term liabilities		44,656	56,222	59,368	65,896

Long-term amounts fall due as follows:

	Parent company		Consolidated	
Year	**2000**	**1999**	**2000**	**1999**
2001		16,815		26,091
2002	8,402	6,305	21,149	6,598
2003	6,844	6,191	8,396	6,296
2004	16,374	14,985	16,649	14,985
2005	6,518	5,963	6,656	5,963
2006	6,518	5,963	6,518	5,963
	44,656	56,222	59,368	65,896

All amounts in thousands of reais unless otherwise indicated

Financings are secured by sureties and properties of the companies.

12 Taxes Payable

	Parent company		Consolidated	
	2000	1999	2000	1999
ICMS	5,310	2,559	5,757	2,955
Excise Tax (IPI)	12	139	12	140
Social integration Program (PIS)	384	223	631	411
Supplementary COFINS (*)	14,575	5,244	14,900	5,400
COFINS	2,939	2,264	3,692	2,964
Withholding taxes	189	132	185	138
	23,409	10,561	25,177	12,008

(*) In March 1999 the company obtained a preliminary injunction in an ordinary action which questions the constitutionality of Law 9718/98 and Constitutional Amendment 20. This preliminary injunction assures the payment of COFINS and PIS in conformity with the legislation in effect until January 1999, that is, not considering the increase in the rate and in the calculation basis of these contributions.

Unpaid amounts are being accrued normally, including interest calculated at the SELIC rate.

All amounts in thousands of reais unless otherwise indicated

13 Other Payables

	Parent company		Consolidated	
	2000	**1999**	**2000**	**1999**
Royalties	9,414	6,601	9,414	6,601
Freight	1,655	2,397	1,894	2,529
Advertising	1,344	582	1,344	582
Industrial projects	1,922	5,105	2,270	5,290
Provision for business restructuring	1,150	1,821	1,150	1,821
Other	3,970	5,784	6,208	7,941
	19,455	22,290	22,280	24,764

14 Provision for Contingencies

The company has provisions for losses on labor, civil, commercial and other claims, based on evaluations of the risks by management, supported by their legal advisors.

At December 31, 1999, based on these evaluations, management reduced the provision by R$ 10,900.

All amounts in thousands of reais unless otherwise indicated

15 Transactions with Subsidiary Companies

	2000	1999
Balances		
Current assets (customers)	116	70
Current liabilities (suppliers)	1,765	4,677
Long-term liabilities (current accounts)	17,895	11,530
Revenue and expense accounts		
Sales	230	
Purchases (substantially in cost of sales)	23,857	19,674

The prices and terms of intercompany transactions are consistent with usual market conditions.

16 Stockholders' Equity – Parent Company

(a) Capital

Paid-up capital at December 31, 2000 and 1999 is represented by 1,950,251,236 book entry shares with no nominal value, of which 920,979,463 are common and 1,029,271,773 are preferred.

(b) Treasury Shares

The company holds 86,668,847(1999 – 82,818,847) preferred shares which were purchased from 1994 onwards, as authorized by the Administrative Council.

The average price of preferred shares purchased during 2000 was R$ 104.10 per thousand shares, and the minimum and maximum prices were R$ 101.00 and R$ 147.00, respectively. The average market price at December 31, 2000 was R$ 130.00 per thousand shares. The funds used to purchase the shares originated from the capital reserve.

All amounts in thousands of reais unless otherwise indicated

(c) Dividends

Stockholders are assured of an annual dividend of not less than 25% of net income, calculated in accordance with corporate legislation and the by-laws as follows:

	2000
Net income for the year	67,672
Legal reserve	(3,384)
Calculation basis	64,288
Interim dividend (R$ 1.53 per thousand common shares and R$ 1.69 per thousand preferred shares)	3,002
Proposed final dividend (R$ 6.68 per thousand common shares and R$ 7.35 per thousand preferred shares)	13,080
Total dividend (25% of the calculation basis)	16,082

Management proposes that the remaining net income for the year be directed to new investments of the company and to strengthen working capital, and therefore should be appropriated to the reserve for future capital increase.

17 Financial Instruments

The company participates in transactions which involve financial instruments intended to finance its activities or to invest its available financial resources.

Risk management is effected via operating strategies defined by top corporate management and specific control systems.

The balances of financial investments and financings at December 31, 2000 reflect the average rates practiced in the market.

All amounts in thousands of reais unless otherwise indicated

The investment in a listed company is represented exclusively by a 25% holding (45% of the voting capital) in Santista Têxtil S.A., a jointly-controlled subsidiary company. The market value of this company was not estimated as there have been no recent trades of the common shares either on stock exchanges or elsewhere.

The book values of financial instruments relating to other assets and liabilities approximate their market values.

18 Other Information

(a) Income tax and social contribution

Provision for income tax and social contribution on net income – 2000 at nominal tax rate of 25% for income tax and 9% for the social contribution (current liabilities)	(18,140)
Complement to deferred income tax and social contribution based on tax losses and negative social contribution bases (in 1999 R$ 11,565 was recorded as a current asset with a credit to retained earnings, as permitted by legislation)	6,576
Deferred income tax and social contribution recorded in 2000 based on tax losses and negative social contribution bases	
Current asset	18,952
Long-term receivable	14,625
Deferred income tax and social contribution on temporary differences - long-term receivable	10,355
Income tax and social contribution on revaluation reserve - long-term liability	(3,190)

All amounts in thousands of reais unless otherwise indicated

Income tax and social contribution on the utilization of the monetary correction balance arising from the Summer Plan and utilization of tax losses exceeding the limit - long-term liability including R$ 4,209 of charges	(17,170)
Final balance charged against results of operations	12,008

The company periodically adjusts deferred taxes in accordance with its expectations regarding their realization.

(b) Insurance

The company and its subsidiaries have insurance coverage in amounts considered to be sufficient to cover possible losses. At December 31 , 2000 coverage against operating risks amounted to R$ 130,000, civil liability and optional risks amounted to R$ 4,500, sundry risks amounted to R$ 955, and national and international transport risks amounted to US$ 5,000.

(c) Pension plan

Since 1991 the company has sponsored a private pension plan called Sociedade de Previdência Privada – Spasaprev which is designed to supplement government (INSS) pension benefits so that the combined amounts would be up to 40% of an employee's final salary after a full career with the company.

Since August 1, 2000, a defined contribution (DC) plan has been created, allowing participants of the current defined benefit (DB) plan to change from one plan to the other, as well as to make contributions to it.

During 2000, the company contributed R$ 450 to form the technical reserves of the new plan. Spasaprev has no deficit which could result in obligations for the company.

(d) PIS and others

In March 1995, a preliminary court decision was obtained permitting the company to offset past overpayments of PIS against amounts due currently. The overpayments arose because PIS had been calculated and paid using a calculation basis which the company and its legal advisors considered incorrect. These credits are being recognized as operating income as they are used to offset PIS amounts due. In 2000, credits offset amounted to R$ 6,710 (1999- R$ 3,685).

In July 1997, a final judgement was given, against which there is no further right of appeal, that the company should calculate its PIS liabilities in the manner established by Complementary Law 7/70. Once the Federal Revenue Department has formally approved the amount of the credits, they will be recorded as a company asset.

Other disputes involving the recovery of taxes and tax incentives will also be recorded as assets once final and unappealable judgements have been issued in the company's favor and at the effectively determined amounts.

19 Other Information

Had the financial statements of Santista Têxtil S.A. not been consolidated on a proportional basis, but recorded using the equity method, the consolidated financial statements of São Paulo Alpargatas S.A. would have been presented as follows:

All amounts in thousands of reais unless otherwise indicated

	2000	1999
Assets		
Current assets		
Funds available	106,668	85,714
Trade accounts receivable	103,888	98,459
Inventories	51,005	48,613
Others	36,920	28,729
	298,481	261,515
Long-term receivables	62,834	36,567
Permanent assets	240,520	223,859
	601,835	521,941
Liabilities		
Current liabilities		
Suppliers	12,216	10,834
Financings	26,242	26,937
Salaries and social security contributions	21,848	18,935
Accounts payable	21,185	20,869
Provision for contingencies	11,161	14,304
Others	38,453	23,352
	131,105	115,231
Long-term liabilities		
Financings	44,656	56,222
Deferred income tax and social contribution	3,190	
Others	5	176
Provision for income tax and social contribution	21,379	
	69,230	56,398
Stockholders' equity	401,500	350,312
	601,835	521,941

São Paulo Alpargatas S.A. and
Subsidiary Companies

Notes to the Financial Statements
at December 31, 2000 and 1999
All amounts in thousands of reais unless otherwise indicated

	2000	1999
Gross sales	690,730	586,562
Taxes on sales	110,433	92,319
Net sales	580,297	494,243
Cost of sales	356,957	292,828
Gross profit	223,340	201,415
Operating (expenses) income		
Selling	(148,854)	(123,699)
General and administrative	(36,674)	(36,347)
Management fees	(1,876)	(1,903)
Financial income	37,584	33,292
Financial expenses	(15,002)	(20,700)
Equity in the results of subsidiary companies	10,716	8,327
Amortization of deferred charges	(4,920)	(6,573)
Other operating income, net	2,662	8,429
Reversal of provisions		10,900
	(156,364)	(128,274)
Operating profit before exchange variation	66,976	73,141
Exchange variation	(4,801)	(21,998)
Financial charges on taxes	(6,426)	
Operating profit	55,749	51,143
Non-operating income (expenses), net	521	(262)
Profit before taxation	56,270	50,881
Income tax and social contribution	10,182	(1,077)
Tax incentive	1,220	847
Net income for the year	67,672	50,651

* * *

03 NOV 17 AM 7:21

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	**SAO PAULO ALPARGATAS SA**	**61.079.117/0001-05**
4 - NIRE		
35.300.025.270		

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
Rua Urussuí, 300	Itaim bibi

3 - CEP	4 - MUNICÍPIO	5 - UF
04542-903	São Paulo	SP

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7284	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
011	3847-7337	3847-7332	3847-7670	

15 - E-MAIL
jsalvio@alpargatas.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME
Francisco Silvério Morales Cespede

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
Rua Urussuí, 300	Itaim bibi

4 - CEP	5 - MUNICÍPIO	6 - UF
04542-903	São Paulo	SP

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	**13 - FAX**	**14 - FAX**	**15 - FAX**	
011	3845-8700	-	-	

16 - E-MAIL

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2000	31/12/2000	1	01/01/2000	31/03/2000	4	01/09/1999	31/12/1999

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
PRICEWATERHOUSECOOPERS	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	**12 - CPF DO RESP. TÉCNICO**
Júlio César dos Santos	591.515.108-63

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2000	2 - TRIMESTRE ANTERIOR 31/12/1999	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/1999
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	82.818	66.079
6 - Total	86.668	82.818	66.079

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA	Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO	Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO	Privada Nacional
4 - CÓDIGO ATIVIDADE	1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL	Indústria de Calçados
6 - TIPO DE CONSOLIDADO	Total
7 - TIPO DO RELATÓRIO DOS AUDITORES	Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
04/05/2000	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
1	Ativo Total	547.145	529.105
1.01	Ativo Circulante	263.699	248.339
1.01.01	Disponibilidades	85.532	84.123
1.01.01.01	Caixa e Bancos	977	2.846
1.01.01.02	Aplicações Financeiras	84.555	81.277
1.01.02	Créditos	89.934	93.591
1.01.02.01	Clientes	100.218	103.588
1.01.02.02	Adiantamentos sobre contratos de câmbio	(1.742)	(1.538)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.542)	(8.459)
1.01.03	Estoques	49.774	47.303
1.01.04	Outros	38.459	23.322
1.01.04.01	Contas rec.p/ venda de ativo permanente	0	517
1.01.04.02	Despesas antecipadas	17.318	2.405
1.01.04.03	IR/ CSLL Diferidos	11.565	11.565
1.01.04.04	Outros Ativos	9.576	8.835
1.02	Ativo Realizável a Longo Prazo	35.330	35.971
1.02.01	Créditos Diversos	35.330	35.971
1.02.01.01	Contas a rec.p/venda de ativo permanente	246	246
1.02.01.02	Bens destinados á venda	18.312	18.457
1.02.01.03	Impostos a recuperar	13.448	13.936
1.02.01.04	Depósitos compulsórios e outros ativos	3.324	3.332
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	248.116	244.795
1.03.01	Investimentos	133.876	130.653
1.03.01.01	Participações em Coligadas	106.206	104.095
1.03.01.02	Participações em Controladas	27.474	26.362
1.03.01.03	Outros Investimentos	196	196
1.03.02	Imobilizado	103.728	104.196
1.03.03	Diferido	10.512	9.946

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
2	Passivo Total	547.145	529.105
2.01	Passivo Circulante	114.726	110.866
2.01.01	Empréstimos e Financiamentos	19.387	18.777
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	18.319	16.334
2.01.04	Impostos, Taxas e Contribuições	15.291	10.562
2.01.05	Dividendos a Pagar	10.115	10.069
2.01.06	Provisões	15.864	16.125
2.01.06.01	Provisões p/ reestruturação de negócios	1.597	1.821
2.01.06.02	Provisões para contingência	14.267	14.304
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	35.750	38.999
2.01.08.01	Salários e encargos sociais	17.627	18.530
2.01.08.02	Contas a pagar	18.123	20.469
2.02	Passivo Exigível a Longo Prazo	67.187	67.927
2.02.01	Empréstimos e Financiamentos	53.039	56.222
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	14.122	11.530
2.02.05	Outros	26	175
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	365.232	350.312
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.770
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(6.680)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	74.032	74.032
2.05.04.01	Legal	3.944	3.944
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	70.088	70.088
2.05.05	Lucros/Prejuízos Acumulados	15.322	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.01	Receita Bruta de Vendas e/ou Serviços	156.863	156.863	122.470	122.470
3.02	Deduções da Receita Bruta	(25.235)	(25.235)	(19.489)	(19.489)
3.03	Receita Líquida de Vendas e/ou Serviços	131.628	131.628	102.981	102.981
3.04	Custo de Bens e/ou Serviços Vendidos	(80.353)	(80.353)	(62.887)	(62.887)
3.05	Resultado Bruto	51.275	51.275	40.094	40.094
3.06	Despesas/Receitas Operacionais	(36.029)	(36.029)	(46.854)	(46.854)
3.06.01	Com Vendas	(35.216)	(35.216)	(26.904)	(26.904)
3.06.02	Gerais e Administrativas	(8.306)	(8.306)	(7.786)	(7.786)
3.06.03	Financeiras	6.869	6.869	(11.882)	(11.882)
3.06.03.01	Receitas Financeiras	9.376	9.376	11.157	11.157
3.06.03.02	Despesas Financeiras	(2.507)	(2.507)	(23.039)	(23.039)
3.06.04	Outras Receitas Operacionais	7.860	7.860	9.659	9.659
3.06.05	Outras Despesas Operacionais	(10.460)	(10.460)	(9.245)	(9.245)
3.06.05.01	Amortizaçao de diferido	(1.281)	(1.281)	(1.798)	(1.798)
3.06.05.02	Outras despesas operacionais	(9.179)	(9.179)	(7.447)	(7.447)
3.06.06	Resultado da Equivalência Patrimonial	3.224	3.224	(696)	(696)
3.07	Resultado Operacional	15.246	15.246	(6.760)	(6.760)
3.08	Resultado Não Operacional	76	76	48	48
3.08.01	Receitas	178	178	289	289
3.08.02	Despesas	(102)	(102)	(241)	(241)
3.09	Resultado Antes Tributação/Participações	15.322	15.322	(6.712)	(6.712)
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.15	Lucro/Prejuízo do Período	15.322	15.322	(6.712)	(6.712)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.884.172	1.884.172
	LUCRO POR AÇÃO	0,00822	0,00822		
	PREJUÍZO POR AÇÃO			(0,00356)	(0,00356)

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 31 de março de 2000, em milhares de reais.

1) CONTEXTO OPERACIONAL

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

2) PRINCIPAIS PRÁTICAS CONTÁBEIS

(**a**) Apuração do resultado

O resultado é apurado pelo regime de competência.

(**b**) Ativos circulantes e realizável a longo prazo

Apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos e as variações monetárias auferidos.

A provisão para contas de realização duvidosa foi constituída em montante considerado suficiente pela administração para cobrir perdas na realização dos créditos.

A companhia apresenta operações financeiras denominadas " vendor", sendo que em 31 de março de 2000 o saldo das contas a receber está demonstrado pelo valor líquido dessas operações, no montante de R$ 3.498.

Os estoques são demonstrados ao custo médio das compras ou produção, inferior aos custos de reposição ou aos valores de realização.

As despesas antecipadas correspondem significativamente à veiculação publicitária em televisão pagas antecipadamente e amortizadas durante a vigência dos contratos, substancialmente durante o exercício social.

(**c**) Permanente

Demonstrado ao custo, combinado com os seguintes aspectos:

- Investimentos em empresas controladas e coligada são avaliados pelo método de equivalência patrimonial.
- A depreciação do imobilizado é calculada pelo método linear, às taxas mencionadas na Nota 8, que levam em consideração a vida útil-econômica dos bens.
- A amortização do diferido é calculada pelo prazo de até cinco anos, a partir da data em que os benefícios começam a ser gerados.

04.01 - NOTAS EXPLICATIVAS

(d) Passivos circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

(e) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das seguintes empresas controladas, direta ou indiretamente, com 100% de participação:

Amapoly Indústria e Comércio Ltda., Expasa Anstalt e sua subsidiária Expasa Flórida Inc., Fibrasil Agrícola e Comercial Ltda., Marnay Trading S.A. e Albrás S.A. e sua subsidiária Comercial Alpasur Ltda.

As demonstrações financeiras da controlada em conjunto, Santista Têxtil S.A., da qual a companhia detém participação de 25%, não estão sendo consolidadas proporcionalmente. Os reflexos dos resultados da Santista Têxtil S.A. no período estão reconhecidos na rubrica de equivalência patrimonial.

3) BENS DESTINADOS À VENDA

Os terrenos, edifícios e melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Estes ativos estão registrados ao custo, os quais são inferiores aos valores estimados de realização do mercado.

4) IMPOSTOS A RECUPERAR

Referem-se basicamente ao saldo de imposto de renda retido na fonte sobre aplicações financeiras e antecipações do imposto de renda e contribuição social.

5) DEPÓSITOS E CAUÇÕES

Estão registrados nesta rubrica os depósitos relativos a processos judiciais movidos pela Companhia, compostos basicamente pelas ações judiciais referentes ao aumento de alíquota do Fundo de Investimento Social - FINSOCIAL, Imposto sobre Circulação de Mercadorias e Serviços - ICMS na base de cálculo da Contribuição para o Financiamento da Seguridade Social - COFINS, Imposto sobre Operações Financeiras - IOF sobre fechamento de câmbio, salário-educação, depósitos ligados a causas trabalhistas, líquidos de provisão para perdas.

04.01 - NOTAS EXPLICATIVAS

6) INVESTIMENTOS EM EMPRESAS CONTROLADAS

	31 de março de 2000			31 de dezembro de 1999
	% de partic.	Valor contábil do invest.	Result. equiv. patrim.	Valor contábil do invest.
Fibrasil Agrícola e Com. Ltda.	100	307	5	302
Expasa Anstalt	100	2.674	(13)	2.687
Amapoly Ind. e Com. Ltda.	100	23.211	1.262	21.950
Marnay Trading S.A.	100	75	(32)	107
Albrás	100	1.207	(109)	1.316
Alpargatas Santista Têxtil S.A. (controlada em conjunto)	25	106.206	2.111	104.095
		133.680	3.224	130.457

A partir de março de 2000, a controlada em conjunto, Alpargatas Santista Têxtil S.A. passou a se chamar Santista Têxtil S. A..

7) TRANSAÇÕES COM EMPRESAS CONTROLADAS DIRETAS E INDIRETAS

	2000	1999
Saldo das operações		
Ativo circulante (clientes)	596	70
Passivo circulante (fornecedores)	4.120	4.677
Exigível a longo prazo (contas correntes)	14.122	11.530
Contas de resultado		
Vendas	-	-
Compras	3.511	19.674

Essas transações observaram preços e condições usuais de mercado.

04.01 - NOTAS EXPLICATIVAS

8) IMOBILIZADO

	31 de março de 2000			31 de dezembro de 1999	
	Custo	Depreciação Acumulada	Líquido	Líquido	% Taxas anuais de depreciação
Terrenos	2.904		2.904	2.926	
Edifícios e Construções	76.584	(40.805)	35.779	36.161	4
Máquinas e Equipamentos	129.666	(83.464)	46.202	42.361	10
Móveis e Utensílios	25.371	(20.236)	5.135	5.426	10
Marcas e Patentes	18.955	(6.410)	12.545	12.887	10
Veículos	3.621	(3.047)	574	704	20
Obras em Andamento	6.247		6.247	9.604	
Provisão para perdas	(5.658)		(5.658)	(5.873)	
	257.690	(153.962)	103.728	104.196	

9) PROGRAMA DE INTEGRAÇÃO SOCIAL - PIS E OUTROS PROCESSOS

Em março de 1995, foi obtida decisão judicial permitindo a compensação das diferenças calculadas e recolhidas a maior por utilização da base de cálculo considerada indevida pela companhia e por seus assessores jurídicos. Esses créditos vêm sendo reconhecidos como receita operacional, na medida de sua compensação com os recolhimentos do PIS. Em 2000, foram compensados nessas circunstâncias créditos no valor de R$ 1.040 (1999 – R$ 806).

Em julho de 1997, a sentença transitou em julgado, determinando que a companhia calcule os valores relativos ao PIS nos moldes de Lei Complementar nº 7/70. Após a homologação dos créditos pela Receita Federal, será reconhecido contabilmente o valor remanescente a ser determinado.

Outros processos envolvendo recuperação de tributos e incentivos fiscais serão reconhecidos quando se verificar a decisão final irrecorrível e pelos seus valores efetivamente determinados.

04.01 - NOTAS EXPLICATIVAS

10) FINANCIAMENTOS

	Indexador e taxa média anual de juros e comissões	31 de março de 2000	31 de dezembro de 1999
Moeda estrangeira (31/03/00-US$ 33,979 mil; 31/12/99-US$ 29,160 mil)	Variação cambial e juros de 7,6 a 10,0%	51.748	52.168
Moeda nacional	Tx de juros a longo Prazo TJLP e juros de 4,9% a 8,5%	20.678	22.831
		72.426	74.999
Passivo circulante	....	19.387	18.777
Exigível a longo prazo	....	53.039	56.222

A composição por ano de vencimento dos financiamentos é a seguinte:

Ano	31 de março de 2000	31 de dezembro de 1999
2001	14.244	16.815
2002	6.453	6.305
2003	6.056	6.191
2004	14.638	14.985
2005	5.824	5.963
2006	5.824	5.963
	53.039	56.222

As garantias dos empréstimos em moeda nacional são alienações fiduciárias dos próprios bens financiados. O empréstimo em moeda estrangeira tem como garantia alguns imóveis especificados no contrato de financiamento.

11) CONTINGÊNCIAS

A Companhia vem mantendo provisões para contingências referentes à questões de natureza trabalhista, cível e comercial de acordo com a avaliação dos riscos esperados pela administração, apoiada por seus consultores jurídicos.

04.01 - NOTAS EXPLICATIVAS

12) INSTRUMENTOS FINANCEIROS

A Companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada através de estratégias predefinidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 31 de março de 2000, refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 25% do capital total (igual a 45% do capital votante) na Alpargatas Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia, por não terem ocorridas negociações de ações ordinárias de sua emissão, em bolsa de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos equivale, aproximadamente, ao seu valor de mercado.

13) PATRIMÔNIO LÍQUIDO

(a) Capital social

O capital integralizado é de R$ 273.510, representado por 1.950.251.236 ações escriturais, sem valor nominal, sendo 920.979.463 ações ordinárias e 1.029.271.773 ações preferenciais.

(b) Ações em tesouraria

A Companhia possui em tesouraria 86.668.847 (31 dez/99 - 82.818.847) ações preferenciais, as quais foram adquiridas a partir de 1994, conforme as deliberações do Conselho de administração.

As ações compradas durante o 1º trimestre de 2000 tiveram um preço médio de R$ 104,10 por lote de mil ações, e preços mínimos e máximos de R$ 103,50 e R$ 104,50 por lote de mil ações, respectivamente.
Os recursos aplicados na aquisição das ações foram originados da reserva de capital.

(c) O saldo remanescente do lucro liquido do exercício de 1999 foi destinado para reforço do capital de giro da Companhia e apropriado na conta "Reserva para aumento de capital".

(d) Os acionistas têm assegurado, em cada exercício, dividendos não inferiores a 25% do lucro líquido, calculados nos termos da lei societária e do estatuto social.

04.01 - NOTAS EXPLICATIVAS

14) IMPOSTO DE RENDA E CONTRIBUIÇÃO SOCIAL DIFERIDOS

Atendendo à Deliberação CVM nº. 273, de 20 de agosto de 1998, a companhia, com base na projeção anual de resultado, contabilizou em 31 de dezembro de 1999, no ativo circulante o imposto de renda e a contribuição social diferidos sobre parte de prejuízos fiscais e base de cálculo negativa da contribuição social, resultando em um ajuste líquido de R$ 11.565 em contrapartida do patrimônio líquido.

Adicionalmente, a Companhia também contabilizou no patrimônio líquido o imposto de renda e a contribuição social diferidos (reflexos) da sua controlada em conjunto Santista Têxtil S.A., no montante de R$ 2.332.
A Companhia estará ajustando em 31 de dezembro de cada ano esses impostos diferidos em relação à sua projeção de resultado.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
1	Ativo Total	538.290	521.940
1.01	Ativo Circulante	276.316	261.514
1.01.01	Disponibilidades	86.132	85.714
1.01.01.01	Caixa e Bancos	1.210	4.061
1.01.01.02	Aplicações Financeiras	84.922	81.653
1.01.02	Créditos	94.613	98.458
1.01.02.01	Clientes	105.217	108.802
1.01.02.02	Adiantamentos sobre contratos de câmbio	(1.742)	(1.538)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.862)	(8.806)
1.01.03	Estoques	51.360	48.613
1.01.04	Outros	44.211	28.729
1.01.04.01	Contas a rec.p/venda ativo permanente	0	517
1.01.04.02	Despesas antecipadas	17.360	2.405
1.01.04.03	Outros ativos	15.286	14.242
1.01.04.04	IR/ CSLL diferidos	11.565	11.565
1.02	Ativo Realizável a Longo Prazo	35.926	36.567
1.02.01	Créditos Diversos	35.926	36.567
1.02.01.01	Contas a rec.p/venda de ativo permanente	246	246
1.02.01.02	Bens destinados a venda	18.312	18.457
1.02.01.03	Depósitos compulsórios e outros ativos	3.398	3.406
1.02.01.04	Impostos a recuperar	13.970	14.458
1.02.01.05	Clientes	0	0
1.02.01.06	IR/ CSLL diferidos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	226.048	223.859
1.03.01	Investimentos	106.640	104.525
1.03.01.01	Participações em Coligadas	106.443	104.328
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	197	197
1.03.02	Imobilizado	108.888	109.379
1.03.03	Diferido	10.520	9.955

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2000	4 - 31/12/1999
2	Passivo Total	538.290	521.940
2.01	Passivo Circulante	119.993	115.230
2.01.01	Empréstimos e Financiamentos	27.011	26.937
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	14.255	10.834
2.01.04	Impostos, Taxas e Contribuições	15.431	10.777
2.01.05	Dividendos a Pagar	10.115	10.069
2.01.06	Provisões	15.864	16.125
2.01.06.01	Provisão para reestruturação de negócios	1.597	1.821
2.01.06.02	Provisão para contingências	14.267	14.304
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	37.317	40.488
2.01.08.01	Salários e encargos sociais	17.884	18.935
2.01.08.02	Contas a pagar	19.433	21.553
2.02	Passivo Exigível a Longo Prazo	53.065	56.398
2.02.01	Empréstimos e Financiamentos	53.039	56.222
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	26	176
2.02.05.01	Outros	26	176
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	365.232	350.312
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.770
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	74.032	74.032
2.05.04.01	Legal	3.944	3.944
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	70.088	70.088
2.05.05	Lucros/Prejuízos Acumulados	15.322	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.01	Receita Bruta de Vendas e/ou Serviços	161.959	161.959	126.967	126.967
3.02	Deduções da Receita Bruta	(25.862)	(25.862)	(20.033)	(20.033)
3.03	Receita Líquida de Vendas e/ou Serviços	136.097	136.097	106.934	106.934
3.04	Custo de Bens e/ou Serviços Vendidos	(82.960)	(82.960)	(65.219)	(65.219)
3.05	Resultado Bruto	53.137	53.137	41.715	41.715
3.06	Despesas/Receitas Operacionais	(37.888)	(37.888)	(48.447)	(48.447)
3.06.01	Com Vendas	(35.504)	(35.504)	(29.824)	(29.824)
3.06.02	Gerais e Administrativas	(8.423)	(8.423)	(8.202)	(8.202)
3.06.03	Financeiras	6.772	6.772	(12.433)	(12.433)
3.06.03.01	Receitas Financeiras	9.402	9.402	11.294	11.294
3.06.03.02	Despesas Financeiras	(2.630)	(2.630)	(23.727)	(23.727)
3.06.04	Outras Receitas Operacionais	7.859	7.859	9.660	9.660
3.06.05	Outras Despesas Operacionais	(10.703)	(10.703)	(10.372)	(10.372)
3.06.05.01	Amortização de diferido, ágio e deságio	(1.282)	(1.282)	(2.151)	(2.151)
3.06.05.02	Outras despesas operacionais	(9.421)	(9.421)	(8.221)	(8.221)
3.06.06	Resultado da Equivalência Patrimonial	2.111	2.111	2.724	2.724
3.07	Resultado Operacional	15.249	15.249	(6.732)	(6.732)
3.08	Resultado Não Operacional	73	73	48	48
3.08.01	Receitas	178	178	289	289
3.08.02	Despesas	(105)	(105)	(241)	(241)
3.09	Resultado Antes Tributação/Participações	15.322	15.322	(6.684)	(6.684)
3.10	Provisão para IR e Contribuição Social	0	0	(28)	(28)
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2000 a 31/03/2000	4 - 01/01/2000 a 31/03/2000	5 - 01/01/1999 a 31/03/1999	6 - 01/01/1999 a 31/03/1999
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	15.322	15.322	(6.712)	(6.712)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.884.172	1.884.172
	LUCRO POR AÇÃO	0,00822	0,00822		
	PREJUÍZO POR AÇÃO			(0,00356)	(0,00356)

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

RELATÓRIO DA ADMINISTRAÇÃO
1º TRIMESTRE DE 2000

Senhores Acionistas,

No primeiro trimestre do ano 2000 os resultados da São Paulo Alpargatas superaram os obtidos no mesmo período do ano passado.

Em Calçados e Artigos Esportivos o crescimento do faturamento foi de aproximadamente 30%, com destaques para as marcas **Topper** e **Mizuno**. Reforçando o conceito de interatividade, ampliamos a família *Interaction*, com novos lançamentos, dentre eles o *Rainha Fitted*. Foram também lançados modelos das linhas infantil, feminino, "running" e chuteiras da **Mizuno**.

Alavancamos as vendas do negócio de Sandálias, com a comercialização de modelos diferenciados e de maior valor agregado, como **Havaianas 2000**, *Fashion, Kids, Brasil e Clubes* e o lançamento da **Havaianas 500** anos em comemoração ao aniversário do descobrimento.

Lonas e Coberturas cresceu o seu faturamento em 6%, em decorrência da mudança no mix de produtos e da recuperação do setor de transportes, que se beneficiou de uma safra de produtos agrícolas acima do previsto.

Lançamos 5 novos modelos de calçados **Timberland** e começamos a montagem da nova loja em São Paulo, com inauguração prevista para o segundo trimestre.

Nossa rede de lojas **Meggashop**, *outlets* de fábrica para venda de produtos de ponta de estoque, atendeu 150 mil clientes, 23% a mais que no mesmo período de 1999. Este aumento do número de clientes contribuiu para o crescimento de 29,5% nas vendas.

Realizamos a *Vendor Fair*, com a participação de cerca de 60 dos principais fornecedores da companhia, atingindo o objetivo de integrá-los com os nossos negócios, avanço tecnológico, inovação e redução de custos.

Os principais indicadores consolidados do desempenho da Companhia, neste trimestre foram:

- O faturamento bruto somou R$ 161,9 milhões, 27,6% superior ao do primeiro trimestre de 1999.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- A margem bruta foi de 39,0%.

- As despesas com vendas, gerais e administrativas, diminuíram de 35,6% para 32,3% do faturamento líquido.

- O lucro operacional, antes do resultado da variação cambial, foi de R$ 13,8 milhões, R$ 1,6 milhões maior que o do início do ano passado.

- O lucro líquido do período foi de R$ 15,3 milhões. Nos primeiros três meses do ano passado apuramos um prejuízo de R$ 6,7 milhões em decorrência do impacto da desvalorização do real.

- A geração de caixa das operações foi a principal responsável pela obtenção de uma posição financeira líquida positiva de R$ 6,1milhões em 31 de março.

- A nossa controlada Santista Têxtil contribuiu com a equivalência patrimonial positiva de R$ 2,1 milhões.

- Até 31 de março, as ações PN da São Paulo Alpargatas tiveram uma valorização de 5,5 % em relação à sua cotação no final do ano passado. Adquirimos no trimestre 3.850 mil ações preferenciais de nossa emissão.

Agradecemos aos nossos clientes, funcionários, fornecedores e, acima de tudo, aos consumidores, cujo apoio tem sido fundamental para prosseguirmos nosso trabalho de aumento de valor do investimento para os nossos acionistas.

São Paulo, 27 de abril de 2000

CONSELHO DE ADMINISTRAÇÃO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

27 de abril de 2000

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres findos em 31 de março de 2000 e de 1999, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto Brasileiro de Contadores - IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que as mesmas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários.

4. As Informações Trimestrais – ITR contêm, também, informações contábeis relativas ao trimestre findo em 31 de dezembro de 1999. Examinamos essas informações por ocasião de sua preparação, em conexão com o exame das demonstrações financeiras nessa data, sobre as quais emitimos nosso correspondente parecer, sem ressalvas, em 29 de março de 2000.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Júlio César dos Santos
Sócio
Contador CRC 1SP137878/O-6

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 AM 7:21

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05
4 - NIRE		
35.300.025.270		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
3 - CEP	4 - MUNICÍPIO			5 - UF
04542-903	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7284	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3847-7337	3847-7332	3847-7670	
15 - E-MAIL				
jsalvio@alpargatas.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Francisco Silvério Morales Cespede				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
rua Urussui,300				itaim bibi
4 - CEP	5 - MUNICÍPIO			6 - UF
04542-903	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
	-	-	-	
16 - E-MAIL				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2000	31/12/2000	2	01/04/2000	30/06/2000	1	01/01/2000	31/03/2000

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Wander R. Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2000	2 - TRIMESTRE ANTERIOR 31/03/2000	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/1999
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	69.799
6 - Total	86.668	86.668	69.799

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL Indústria de Calçados
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO/E	27/04/2000	Dividendo	02/05/2000	ON	0,0051400000
02	AGO/E	27/04/2000	Dividendo	02/05/2000	PN	0,0056600000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
07/08/2000	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2000	4 - 31/03/2000
1	Ativo Total	554.414	547.145
1.01	Ativo Circulante	263.065	263.699
1.01.01	Disponibilidades	70.100	85.532
1.01.01.01	Caixa e Bancos	2.921	977
1.01.01.02	Aplicações Financeiras	67.179	84.555
1.01.02	Créditos	94.431	89.934
1.01.02.01	Clientes	104.555	100.218
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.097)	(1.742)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.027)	(8.542)
1.01.03	Estoques	59.236	49.774
1.01.03.01	Produtos acabados	28.457	28.168
1.01.03.02	Produtos em processo	12.683	10.154
1.01.03.03	Matérias primas	16.558	10.954
1.01.03.04	Outros	3.976	3.518
1.01.03.05	Provisão para perdas nos estoques	(2.438)	(3.020)
1.01.04	Outros	39.298	38.459
1.01.04.01	Contas rec.p/ venda de ativo permanente	0	0
1.01.04.02	Despesas antecipadas	20.473	17.318
1.01.04.03	IR/ CSLL Diferidos	11.565	11.565
1.01.04.04	Outros Ativos	7.260	9.576
1.02	Ativo Realizável a Longo Prazo	34.871	35.330
1.02.01	Créditos Diversos	34.871	35.330
1.02.01.01	Contas a rec.p/venda de ativo permanente	246	246
1.02.01.02	Bens destinados á venda	17.215	18.312
1.02.01.03	Impostos a recuperar	14.089	13.448
1.02.01.04	Depósitos compulsórios e outros ativos	3.321	3.324
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	256.478	248.116
1.03.01	Investimentos	138.704	133.876
1.03.01.01	Participações em Coligadas	109.653	106.206
1.03.01.02	Participações em Controladas	28.855	27.474
1.03.01.03	Outros Investimentos	196	196
1.03.02	Imobilizado	107.897	103.728
1.03.03	Diferido	9.877	10.512

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2000	4 - 31/03/2000
2	Passivo Total	554.414	547.145
2.01	Passivo Circulante	113.523	114.726
2.01.01	Empréstimos e Financiamentos	19.009	19.387
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	18.245	18.319
2.01.04	Impostos, Taxas e Contribuições	15.996	15.291
2.01.05	Dividendos a Pagar	3.102	10.115
2.01.05.01	Dividendos a pagar	100	10.115
2.01.05.02	Dividendos propostos	3.002	0
2.01.06	Provisões	14.892	15.864
2.01.06.01	Provisões p/ reestruturação de negócios	1.512	1.597
2.01.06.02	Provisões para contingência	13.380	14.267
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	42.279	35.750
2.01.08.01	Salários e encargos sociais	20.808	17.627
2.01.08.02	Contas a pagar	21.471	18.123
2.02	Passivo Exigível a Longo Prazo	63.511	67.187
2.02.01	Empréstimos e Financiamentos	48.166	53.039
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	15.326	14.122
2.02.05	Outros	19	26
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	377.380	365.232
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	71.030	74.032
2.05.04.01	Legal	3.944	3.944
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	67.086	70.088
2.05.04.07.01	Outras Reservas de Lucro	70.088	0
2.05.04.07.02	Dividendos antecipados	(3.002)	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2000	4 -31/03/2000
2.05.05	Lucros/Prejuízos Acumulados	30.472	15.322

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2000 a 30/06/2000	4 - 01/01/2000 a 30/06/2000	5 - 01/04/1999 a 30/06/1999	6 - 01/01/1999 a 30/06/1999
3.01	Receita Bruta de Vendas e/ou Serviços	165.985	322.848	130.377	252.847
3.02	Deduções da Receita Bruta	(26.261)	(51.496)	(20.811)	(40.300)
3.03	Receita Líquida de Vendas e/ou Serviços	139.724	271.352	109.566	212.547
3.04	Custo de Bens e/ou Serviços Vendidos	(86.749)	(167.102)	(65.918)	(128.805)
3.05	Resultado Bruto	52.975	104.250	43.648	83.742
3.06	Despesas/Receitas Operacionais	(37.809)	(73.838)	(34.607)	(81.461)
3.06.01	Com Vendas	(36.345)	(71.561)	(31.104)	(58.008)
3.06.02	Gerais e Administrativas	(9.928)	(18.234)	(8.533)	(16.319)
3.06.03	Financeiras	3.747	10.616	3.192	(8.690)
3.06.03.01	Receitas Financeiras	9.074	18.450	9.268	20.425
3.06.03.02	Despesas Financeiras	(5.327)	(7.834)	(6.076)	(29.115)
3.06.04	Outras Receitas Operacionais	10.506	18.366	7.868	17.527
3.06.05	Outras Despesas Operacionais	(10.617)	(21.077)	(8.505)	(17.750)
3.06.05.01	Amortizaçao de diferido	(1.246)	(2.527)	(1.565)	(3.363)
3.06.05.02	Outras despesas operacionais	(9.371)	(18.550)	(6.940)	(14.387)
3.06.06	Resultado da Equivalência Patrimonial	4.828	8.052	2.475	1.779
3.07	Resultado Operacional	15.166	30.412	9.041	2.281
3.08	Resultado Não Operacional	(16)	60	219	267
3.08.01	Receitas	464	642	851	1.140
3.08.02	Despesas	(480)	(582)	(632)	(873)
3.09	Resultado Antes Tributação/Participações	15.150	30.472	9.260	2.548
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2000 a 30/06/2000	4 - 01/01/2000 a 30/06/2000	5 - 01/04/1999 a 30/06/1999	6 - 01/01/1999 a 30/06/1999
3.15	Lucro/Prejuízo do Período	15.150	30.472	9.260	2.548
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.880.452	1.880.452
	LUCRO POR AÇÃO	0,00813	0,01635	0,00492	0,00135
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 30 de junho de 2000, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

2 Principais práticas contábeis

(**a**) Apuração do resultado

O resultado é apurado pelo regime de competência.

(**b**) Ativos circulantes e realizável a longo prazo

Apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos e as variações monetárias auferidos.

A provisão para contas de realização duvidosa foi constituída em montante considerado suficiente pela administração para cobrir perdas na realização dos créditos.

A companhia apresenta operações financeiras denominadas " vendor", sendo que em 30 de junho de 2000 o saldo das contas a receber está demonstrado pelo valor líquido dessas operações, no montante de R$ 4.281.

Os estoques são demonstrados ao custo médio das compras ou produção, inferior aos custos de reposição ou aos valores de realização.

As despesas antecipadas correspondem significativamente à veiculação publicitária em televisão pagas antecipadamente e amortizadas durante a vigência dos contratos, substancialmente durante o exercício social.

04.01 - NOTAS EXPLICATIVAS

(c) Permanente

Demonstrado ao custo, combinado com os seguintes aspectos:

- Investimentos em empresas controladas e coligada são avaliados pelo método de equivalência patrimonial.
- A depreciação do imobilizado é calculada pelo método linear, às taxas mencionadas na Nota 8, que levam em consideração a vida útil-econômica dos bens.
- A amortização do diferido é calculada pelo prazo de até cinco anos, a partir da data em que os benefícios começam a ser gerados.

(d) Passivos circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

(e) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das seguintes empresas controladas, direta ou indiretamente, com 100% de participação:

Amapoly Indústria e Comércio Ltda., Expasa Anstalt e sua subsidiária Expasa Flórida Inc., Fibrasil Agrícola e Comercial Ltda., Marnay Trading S.A. e Albrás S.A. e sua subsidiária Comercial Alpasur Ltda.

As demonstrações financeiras da controlada em conjunto, Santista Têxtil S.A., na qual a companhia detém participação de 25%, não estão sendo consolidadas proporcionalmente. Os reflexos dos resultados da Santista Têxtil S.A. no período estão reconhecidos na rubrica de equivalência patrimonial.

3 **Bens destinados à venda**

Os terrenos, edifícios e melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Estes ativos estão registrados ao custo, os quais são inferiores aos valores estimados de realização no mercado.

04.01 - NOTAS EXPLICATIVAS

4 **Impostos a recuperar**

Referem-se basicamente ao saldo de imposto de renda retido na fonte sobre aplicações financeiras e antecipações do imposto de renda e contribuição social.

5 **Depósitos compulsórios e outros ativos**

Estão registrados nesta rubrica os depósitos relativos a processos judiciais movidos pela Companhia, líquidos de provisão para perdas e compostos basicamente pelas ações judiciais referentes a: aumento de alíquota do Fundo de Investimento Social - FINSOCIAL, Imposto sobre Circulação de Mercadorias e Serviços - ICMS na base de cálculo da Contribuição para o Financiamento da Seguridade Social - COFINS, Imposto sobre Operações Financeiras - IOF sobre fechamento de câmbio, salário-educação, depósitos ligados a causas trabalhistas.

6 **Investimentos em empresas controladas e coligada**

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agríc. Coml. Ltda.	Marnay Trading S.A.	Albrás S.A.	Santista Têxtil S.A.	Total
Informações em 30 de junho de 2000							
Número de ações ou quotas possuídas	207.583	1	25.283	1	12.000	249.440	
Percentual de participação - %	100	100	100	100	100	24,94	
Capital social	3.475	43.110	26	522	67.760	362.530	
Patrimônio líquido	24.538	2.721	314	86	1.196	439.591	
Lucro líquido (prejuízo) do semestre	2.588	117	12	(21)	(128)	22.283	
Valor contábil do investimento							
30 de junho de 2000	24.538	2.721	314	86	1.196	109.653	138.508
31 de dezembro de 1999	21.950	2.687	302	107	1.316	104.094	130.456
Resultado da equivalência patrimonial							
30 de junho de 2000	2.588	34	12	(21)	(120)	5.559	8.052
31 de março de 2000	1.262	(13)	5	(32)	(109)	2.111	3.224

A partir de março de 2000, a controlada em conjunto, Alpargatas Santista Têxtil S.A. passou a se chamar Santista Têxtil S. A..

7 **Transações da Controladora com Empresas Controladas**

	30 de	31 de

04.01 - NOTAS EXPLICATIVAS

	junho de 2000	março de 2000
Saldo das operações		
Ativo circulante (clientes)	316	596
Passivo circulante (fornecedores)	4.163	4.120
Exigível a longo prazo (contas correntes)	15.326	14.122
Contas de resultado		
Compras	13.953	7.377

Essas transações observam preços e condições usuais de mercado.

8 Imobilizado

			Controladora		Consolidado		
			30 de junho de 2000	31 de março de 2000	30 de junho de 2000	31 de março de 2000	
	Custo	Depreciação acumulada				Líquido	Taxas anuais de depreciação - %
Terrenos	2.904		2.904	2.904	3.380	3.380	
Edifícios e construções	76.588	(41.568)	35.020	35.779	37.701	38.515	4
Máquinas e equipamentos	130.285	(85.105)	45.180	46.202	47.069	46.980	10
Móveis e utensílios	24.241	(19.462)	4.779	5.135	5.124	5.473	10
Veículos	3.573	(3.025)	548	574	557	584	20
Marcas e patentes	18.955	(6.851)	12.104	12.545	12.104	12.545	10
Obras em andamento	13.003		13.003	6.247	13.196	7.645	10 a 20
Provisão para perdas	(5641)		(5.641)	(5.658)	(6.218)	(6.234)	
	263.908	(156.011)	107.897	103.728	112.913	108.888	

O saldo de obras em andamento refere-se aos novos projetos de renovação do parque fabril

9 Programa de Integração Social - PIS e outros

Em março de 1995, foi obtida decisão judicial permitindo a compensação das diferenças calculadas e recolhidas a maior por utilização da base de cálculo considerada indevida pela

companhia e por seus assessores jurídicos. Esses créditos vêm sendo reconhecidos como receita operacional, na medida de sua compensação com os recolhimentos do PIS. Em 2000, foram compensados nessas circunstâncias créditos no valor de R$ 2.143 (1º trimestre – R$ 1.040).

Em julho de 1997, a sentença transitou em julgado, determinando que a companhia calcule os valores relativos ao PIS nos moldes de Lei Complementar nº 7/70. Após a homologação dos créditos pela Receita Federal, será reconhecido contabilmente o valor remanescente a ser determinado.

Outros processos envolvendo recuperação de tributos e incentivos fiscais serão reconhecidos quando se verificar a decisão final irrecorrível e pelos seus valores efetivamente determinados.

10 Financiamentos

	Indexador e taxa média anual de juros e comissões	Controladora 30 de junho de 2000	Controladora 31 de março de 2000	Consolidado 30 de junho de 2000	Consolidado 31 de março de 2000
Moeda estrangeira **Controladora** (30/06/00-US$ 27,546 mil; 31/03/00-US$ 29,615 mil) **Consolidado** (30/06/00-US$ 30,381 mil; 31/03/00-US$ 33,979 mil)	Variação cambial e juros de 7,6% a 10,0%	49.583	51.748	54.687	59.372
Moeda nacional	taxa de juros a longo prazo - TJLP e juros de 4,9% a 8,5%	17.592	20.678	17.592	20.678
		67.175	72.426	72.279	80.050
Passivo circulante		19.009	19.387	24.113	27.011
Exigível a longo prazo		48.166	53.039	48.166	53.039

A composição por ano de vencimento dos financiamentos é a seguinte, em 30 de junho:

	Controladora		Consolidado	
Ano	**30 de junho de 2000**	**31 de março de 2000**	**30 de junho de 2000**	**31 de março de 2000**

2001	7.959	14.244	7.959	14.244
2002	6.895	6.453	6.895	6.453
2003	6.234	6.056	6.234	6.056
2004	15.078	14.638	15.078	14.638
2005	6.000	5.824	6.000	5.824
2006	6.000	5.824	6.000	5.824
	48.166	53.039	48.166	53.039

Os empréstimos estão garantidos por imóveis das companhias.

11 Provisão para contingências

A Companhia vem mantendo provisões para contingências referentes a questões de natureza trabalhista, cível e comercial, de acordo com a avaliação dos riscos esperados pela administração, apoiada por seus consultores jurídicos.

12 Instrumentos financeiros

A Companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada através de estratégias predefinidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 30 de junho de 2000, refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 25% do capital total (igual a 45% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia, por não terem ocorrido negociações de ações ordinárias de sua emissão, em bolsa de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos equivale, aproximadamente, ao seu valor de mercado.

13 Patrimônio líquido

(a) Capital social

O capital integralizado é de R$ 273.510, representado por 1.950.251.236 ações escriturais, sem valor nominal, sendo 920.979.463 ações ordinárias e 1.029.271.773 ações preferenciais.

(b) Ações em tesouraria

A Companhia possui em tesouraria 86.668.847 ações preferenciais, as quais foram adquiridas a partir de 1994, conforme as deliberações do Conselho de administração.

As ações compradas durante o 1º trimestre de 2000 tiveram preço médio de R$ 104,10 por lote de mil ações, e preços mínimos e máximos de R$ 103,50 e R$ 104,50 por lote de mil ações, respectivamente.
Os recursos aplicados na aquisição das ações foram originados da reserva de capital.

(c) Os acionistas têm assegurado, em cada exercício, dividendos não inferiores a 25% do lucro líquido, calculados nos termos da lei societária e do estatuto social. Em 30 de junho foram propostos e provisionados dividendos no montante de R$ 3.002.

14 Imposto de renda e contribuição social diferidos

Atendendo à Deliberação CVM nº. 273, de 20 de agosto de 1998, a companhia, com base na projeção anual de resultado, contabilizou em 31 de dezembro de 1999, no ativo circulante o imposto de renda e a contribuição social diferidos sobre parte de prejuízos fiscais e base de cálculo negativa da contribuição social, resultando em um ajuste líquido de R$ 11.565 em contrapartida do patrimônio líquido.

Adicionalmente, a Companhia também contabilizou no patrimônio líquido o imposto de renda e a contribuição social diferidos (reflexos) da sua controlada em conjunto Santista Têxtil S.A., no montante de R$ 2.332.

A Companhia estará ajustando em 31 de dezembro de cada ano esses impostos diferidos em relação à sua projeção de resultado, e espera realizar o saldo já contabilizado no exercício de 2000.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2000	4 - 31/03/2000
1	Ativo Total	543.298	538.290
1.01	Ativo Circulante	274.897	276.316
1.01.01	Disponibilidades	71.261	86.132
1.01.01.01	Caixa e Bancos	3.407	1.210
1.01.01.02	Aplicações Financeiras	67.854	84.922
1.01.02	Créditos	96.829	94.613
1.01.02.01	Clientes	107.277	105.217
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.097)	(1.742)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.351)	(8.862)
1.01.03	Estoques	61.982	51.360
1.01.03.01	Produtos acabados	29.321	28.337
1.01.03.02	Produtos em processo	13.368	10.696
1.01.03.03	Matérias primas	17.844	11.978
1.01.03.04	Outros	3.976	3.518
1.01.03.05	Provisão para perdas nos estoques	(2.527)	(3.169)
1.01.04	Outros	44.825	44.211
1.01.04.01	Ctas rec. venda de ativo permanente	0	0
1.01.04.02	Despesas antecipadas	20.486	17.360
1.01.04.03	Outros ativos	12.774	15.286
1.01.04.04	IR/ CSLL diferidos	11.565	11.565
1.02	Ativo Realizável a Longo Prazo	35.509	35.926
1.02.01	Créditos Diversos	35.509	35.926
1.02.01.01	Contas a rec.p/venda de ativo permanente	246	246
1.02.01.02	Bens destinados a venda	17.215	18.312
1.02.01.03	Depósitos compulsórios e outros ativos	3.437	3.398
1.02.01.04	Impostos a recuperar	14.611	13.970
1.02.01.05	Clientes	0	0
1.02.01.06	IR/ CSLL diferidos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	232.892	226.048
1.03.01	Investimentos	110.094	106.640
1.03.01.01	Participações em Coligadas	109.897	106.443
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	197	197
1.03.02	Imobilizado	112.913	108.888
1.03.03	Diferido	9.885	10.520

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2000	4 - 31/03/2000
2	Passivo Total	543.298	538.290
2.01	Passivo Circulante	117.733	119.993
2.01.01	Empréstimos e Financiamentos	24.113	27.011
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	15.647	14.255
2.01.04	Impostos, Taxas e Contribuições	16.067	15.431
2.01.05	Dividendos a Pagar	3.102	10.115
2.01.05.01	Dividendos a pagar	100	10.115
2.01.05.02	Dividendos propostos	3.002	0
2.01.06	Provisões	14.892	15.864
2.01.06.01	Provisão para reestruturação de negócios	1.512	1.597
2.01.06.02	Provisão para contingências	13.380	14.267
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	43.912	37.317
2.01.08.01	Salários e encargos sociais	21.018	17.884
2.01.08.02	Contas a pagar	22.894	19.433
2.02	Passivo Exigível a Longo Prazo	48.185	53.065
2.02.01	Empréstimos e Financiamentos	48.166	53.039
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	19	26
2.02.05.01	Outros	19	26
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	377.380	365.232
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	71.030	74.032
2.05.04.01	Legal	3.944	3.944
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	67.086	70.088

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2000	4 -31/03/2000
2.05.04.07.01	Outras reservas de Lucro	70.088	70.088
2.05.04.07.02	Dividendos antecipados	(3.002)	0
2.05.05	Lucros/Prejuízos Acumulados	30.472	15.322

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2000 a 30/06/2000	4 - 01/01/2000 a 30/06/2000	5 - 01/04/1999 a 30/06/1999	6 - 01/01/1999 a 30/06/1999
3.01	Receita Bruta de Vendas e/ou Serviços	171.249	333.208	136.954	263.921
3.02	Deduções da Receita Bruta	(27.110)	(52.972)	(21.701)	(41.734)
3.03	Receita Líquida de Vendas e/ou Serviços	144.139	280.236	115.253	222.187
3.04	Custo de Bens e/ou Serviços Vendidos	(89.307)	(172.267)	(71.071)	(136.289)
3.05	Resultado Bruto	54.832	107.969	44.182	85.898
3.06	Despesas/Receitas Operacionais	(39.465)	(77.353)	(35.055)	(83.501)
3.06.01	Com Vendas	(36.677)	(72.181)	(30.488)	(60.311)
3.06.02	Gerais e Administrativas	(10.497)	(18.920)	(9.413)	(17.615)
3.06.03	Financeiras	3.635	10.407	3.155	(9.278)
3.06.03.01	Receitas Financeiras	10.501	18.494	9.785	21.079
3.06.03.02	Despesas Financeiras	(6.866)	(8.087)	(6.630)	(30.357)
3.06.04	Outras Receitas Operacionais	10.565	18.424	7.926	17.586
3.06.05	Outras Despesas Operacionais	(9.946)	(20.654)	(8.568)	(18.940)
3.06.05.01	Amortização de diferido, ágio e deságio	(1.246)	(2.528)	(1.575)	(3.726)
3.06.05.02	Outras despesas operacionais	(8.700)	(18.126)	(6.993)	(15.214)
3.06.06	Resultado da Equivalência Patrimonial	3.455	5.571	2.333	5.057
3.07	Resultado Operacional	15.367	30.616	9.127	2.397
3.08	Resultado Não Operacional	(16)	57	221	267
3.08.01	Receitas	464	642	855	1.142
3.08.02	Despesas	(480)	(585)	(634)	(875)
3.09	Resultado Antes Tributação/Participações	15.351	30.673	9.348	2.664
3.10	Provisão para IR e Contribuição Social	(201)	(201)	(88)	(116)
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2000 a 30/06/2000	4 - 01/01/2000 a 30/06/2000	5 - 01/04/1999 a 30/06/1999	6 - 01/01/1999 a 30/06/1999
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	15.150	30.472	9.260	2.548
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.880.452	1.880.452
	LUCRO POR AÇÃO	0,00813	0,01635	0,00492	0,00135
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Senhores acionistas,

Encerramos o primeiro semestre de 2000 com um aumento da receita bruta de vendas da Companhia de 26,2%, comparativamente ao mesmo período do ano passado, validando as estratégias operacionais, comerciais e mercadológicas praticadas neste ano.

O faturamento de Calçados e Artigos Esportivos continuou crescendo acima do mercado. Os destaques da marca Rainha foram a Coleção 500 anos, com o lançamento de 4 modelos que receberam os nomes de estados brasileiros, a linha infantil, com os modelos Flash Kids e Feeler, o Rainha System Ultra Grip, desenhado especialmente para o tênis e o Iced que utiliza materiais que facilitam a transpiração dos pés .
Para aumentar a sua participação no segmento de futebol, Topper lançou vários modelos de chuteiras, que tiveram uma ótima aceitação pelos consumidores. Ações de marketing esportivo, através do patrocínio de campeonatos de futebol, em conjunto com a forte presença na mídia, reforçaram a marca na memória do consumidor.
Mizuno destacou-se pelo lançamento do modelo Wave Creation, que incorpora uma alta tecnologia em amortecimento de impacto e estabilidade. Estivemos em vários pontos de venda do Brasil, demonstrando, via computadores, todos os modelos Wave e os atributos desta tecnologia, proporcionando excelentes resultados de vendas de todas as linhas Mizuno.

Havaianas recebeu o Prêmio Marketing Best conferido pela Editora Referência, Fundação Getúlio Vargas e Madia Associados, como uma das 40 melhores marcas do século. Estivemos presentes no Morumbi Fashion, principal evento de moda do país, participando de alguns desfiles e com o stand de montagem de Havaianas personalizadas, cujo sucesso da idéia foi reportagem da mídia impressa. O volume de vendas continuou aumentando devido à diversificação de modelos, ações de apoio aos canais de venda e a presença constante da marca nos meios de comunicação.

A participação de Locomotiva, Lonil, Lonaleve e outros produtos do negócio de Lonas e Coberturas, em feiras e exposições, e a propaganda em revistas especializadas, foram estratégias importantes que resultaram num incremento do faturamento de 13%.

Timberland continua a apresentar bons resultados, com um crescimento de 23% nas vendas. Inauguramos a loja de Campos de Jordão, São Paulo, para atender a demanda de visitantes a esta estação de inverno.

A quantidade de ítens comercializadas na nossa rede de lojas Meggashop aumentou 8%.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Os principais resultados da Companhia neste semestre e suas variações em relação ao primeiro semestre do ano passado, foram:

As vendas brutas aumentaram 26.2% e somaram R$ 333,2 milhões;

A margem bruta permaneceu em 38,5% das vendas líquidas;

As despesas comerciais cresceram 19.7%, para um aumento de 26.2% das vendas brutas, e as gerais e administrativas diminuíram sua participação sobre as vendas líquidas de 7.9% para 6.7%;

O lucro operacional, antes da variação cambial, foi de R$ 30,8 milhões, 34,2% maior que o ano passado.

O lucro líquido do período foi de R$ 30,4 milhões. No primeiro semestre de 1999 foi de R$ 2,5 milhões após a despesa de variação cambial de R$ 20,6 milhões

O EBTIDA no 1° semestre foi de R$ 35,6 milhões.

A nossa controlada Santista Têxtil contribuiu com a equivalência patrimonial positiva de R$ 5,5 milhões.

Pagamos R$ 10,1 milhões de dividendos, que somados à antecipação de R$1,9 milhões, efetuada em dezembro passado, totalizaram R$ 12,0 milhões referente ao resultado do exercício de 1999.

A sólida posição financeira da empresa permitirá o pagamento antecipado de dividendos no montante de R$ 3,0 milhões.

Até 30 de junho, as ações PN da São Paulo Alpargatas tiveram uma valorização de 9.0 % em relação à sua cotação no final do ano passado, o IBOVESPA –2,0% e o FGV-100 5%.

Agradecemos aos nossos clientes, funcionários, fornecedores e, acima de tudo, aos consumidores, cujo apoio tem sido fundamental para prosseguirmos nosso trabalho de aumento de valor do investimento para os nossos acionistas.

São Paulo, 4 de agôsto de 2000

CONSELHO DE ADMINISTRAÇÃO

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

31 de julho de 2000

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres findos em 30 de junho e 31 de março de 2000 e 30 de junho de 1999, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto Brasileiro de Contadores - IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que as mesmas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander R. Teles
Sócio
Contador CRC 1DF005919/ S-O (S) SP 002511

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 AM 9

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05
4 - NIRE		
35.300.025.270		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Urussui,300				itaim bibi
3 - CEP	4 - MUNICÍPIO			5 - UF
04542-903	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7284	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
	3847-7337	3847-7332	3847-7670	
15 - E-MAIL				
jsalvio@alpargatas.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Francisco Silvério Morales Cespede				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
rua Urussui,300				itaim bibi
4 - CEP	5 - MUNICÍPIO			6 - UF
04542-903	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
	-	-	-	
16 - E-MAIL				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2000	31/12/2000	3	01/07/2000	30/09/2000	2	01/04/2000	30/06/2000

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Wander R. Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2000	2 - TRIMESTRE ANTERIOR 30/06/2000	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/1999
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	80.688
6 - Total	86.668	86.668	80.688

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL industria de calçados
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO/E	27/04/2000	Dividendo	02/05/2000	ON	0,0051400000
02	AGO/E	27/04/2000	Dividendo	02/05/2000	PN	0,0056600000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
06/11/2000	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2000	4 - 30/06/2000
1	Ativo Total	572.563	554.414
1.01	Ativo Circulante	271.389	263.065
1.01.01	Disponibilidades	73.750	70.100
1.01.01.01	Caixa e Bancos	2.913	2.921
1.01.01.02	Aplicações Financeiras	70.837	67.179
1.01.02	Créditos	101.966	94.431
1.01.02.01	Clientes	112.069	104.555
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.269)	(2.097)
1.01.02.03	Provisão p/contas de realização duvidosa	(7.834)	(8.027)
1.01.03	Estoques	63.881	59.236
1.01.03.01	Produtos acabados	37.507	28.457
1.01.03.02	Produtos em processo	10.210	12.683
1.01.03.03	Matérias primas	14.340	16.558
1.01.03.04	Outros	3.952	3.976
1.01.03.05	Provisão para perdas nos estoques	(2.128)	(2.438)
1.01.04	Outros	31.792	39.298
1.01.04.01	Contas rec.p/ venda de ativo permanente	0	0
1.01.04.02	Despesas antecipadas	11.114	20.473
1.01.04.03	IR/ CSLL Diferidos	11.565	11.565
1.01.04.04	Outros Ativos	9.113	7.260
1.02	Ativo Realizável a Longo Prazo	37.757	34.871
1.02.01	Créditos Diversos	37.757	34.871
1.02.01.01	Contas a rec.p/venda de ativo permanente	252	246
1.02.01.02	Bens destinados á venda	15.588	17.215
1.02.01.03	Impostos a recuperar	18.107	14.089
1.02.01.04	Depósitos compulsórios e outros ativos	3.810	3.321
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	263.417	256.478
1.03.01	Investimentos	142.800	138.704
1.03.01.01	Participações em Coligadas	112.557	109.653
1.03.01.02	Participações em Controladas	30.048	28.855
1.03.01.03	Outros Investimentos	195	196
1.03.02	Imobilizado	114.786	107.897
1.03.03	Diferido	5.831	9.877

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2000	4 - 30/06/2000
2	Passivo Total	572.563	554.414
2.01	Passivo Circulante	114.293	113.523
2.01.01	Empréstimos e Financiamentos	21.721	19.009
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	15.446	18.245
2.01.04	Impostos, Taxas e Contribuições	17.511	15.996
2.01.05	Dividendos a Pagar	0	3.102
2.01.05.01	Dividendos a pagar	0	100
2.01.05.02	Dividendos propostos	0	3.002
2.01.06	Provisões	13.702	14.892
2.01.06.01	Provisões p/ reestruturação de negócios	1.430	1.512
2.01.06.02	Provisões para contingência	12.272	13.380
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	45.913	42.279
2.01.08.01	Salários e encargos sociais	25.529	20.808
2.01.08.02	Contas a pagar	20.384	21.471
2.02	Passivo Exigível a Longo Prazo	63.816	63.511
2.02.01	Empréstimos e Financiamentos	47.235	48.166
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	16.569	15.326
2.02.05	Outros	12	19
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	394.454	377.380
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	71.030	71.030
2.05.04.01	Legal	3.944	3.944
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	67.086	67.086
2.05.04.07.01	Outras Reservas de Lucro	70.088	70.088
2.05.04.07.02	Dividendos antecipados	(3.002)	(3.002)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2000	4 -30/06/2000
2.05.05	Lucros/Prejuízos Acumulados	47.546	30.472

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2000 a 30/09/2000	4 - 01/01/2000 a 30/09/2000	5 - 01/07/1999 a 30/09/1999	6 - 01/01/1999 a 30/09/1999
3.01	Receita Bruta de Vendas e/ou Serviços	159.633	482.481	143.768	396.615
3.02	Deduções da Receita Bruta	(25.870)	(77.366)	(22.787)	(63.087)
3.03	Receita Líquida de Vendas e/ou Serviços	133.763	405.115	120.981	333.528
3.04	Custo de Bens e/ou Serviços Vendidos	(81.304)	(248.406)	(70.555)	(199.360)
3.05	Resultado Bruto	52.459	156.709	50.426	134.168
3.06	Despesas/Receitas Operacionais	(36.240)	(110.078)	(40.001)	(121.462)
3.06.01	Com Vendas	(37.592)	(109.153)	(30.204)	(88.212)
3.06.02	Gerais e Administrativas	(8.688)	(26.922)	(8.984)	(25.303)
3.06.03	Financeiras	3.683	14.299	(2.971)	(11.661)
3.06.03.01	Receitas Financeiras	8.387	26.837	7.459	27.884
3.06.03.02	Despesas Financeiras	(4.704)	(12.538)	(10.430)	(39.545)
3.06.04	Outras Receitas Operacionais	11.106	29.472	12.269	29.796
3.06.05	Outras Despesas Operacionais	(8.844)	(29.921)	(10.568)	(28.318)
3.06.05.01	Amortizaçao de diferido	(1.136)	(3.663)	(1.442)	(4.805)
3.06.05.02	Outras despesas operacionais	(7.708)	(26.258)	(9.126)	(23.513)
3.06.06	Resultado da Equivalência Patrimonial	4.095	12.147	457	2.236
3.07	Resultado Operacional	16.219	46.631	10.425	12.706
3.08	Resultado Não Operacional	855	915	1.702	1.969
3.08.01	Receitas	2.684	3.326	2.353	3.493
3.08.02	Despesas	(1.829)	(2.411)	(651)	(1.524)
3.09	Resultado Antes Tributação/Participações	17.074	47.546	12.127	14.675
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2000 a 30/09/2000	4 - 01/01/2000 a 30/09/2000	5 - 01/07/1999 a 30/09/1999	6 - 01/01/1999 a 30/09/1999
3.15	Lucro/Prejuízo do Período	17.074	47.546	12.127	14.675
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.869.563	1.869.563
	LUCRO POR AÇÃO	0,00916	0,02551	0,00649	0,00785
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 30 de setembro de 2000, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

2 Principais práticas contábeis

(a) Apuração do resultado

O resultado é apurado pelo regime de competência.

(b) Ativos circulantes e realizável a longo prazo

Apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos e as variações monetárias auferidos.

A provisão para contas de realização duvidosa foi constituída em montante considerado suficiente pela administração para cobrir perdas na realização dos créditos.

A companhia apresenta operações financeiras denominadas " vendor", sendo que em 30 de setembro de 2000 o saldo das contas a receber está demonstrado pelo valor líquido dessas operações, no montante de R$ 4.765.

Os estoques são demonstrados ao custo médio das compras ou produção, inferior aos custos de reposição ou aos valores de realização.

As despesas antecipadas correspondem significativamente à veiculação publicitária em televisão pagas antecipadamente e amortizadas durante a vigência dos contratos, substancialmente durante o exercício social.

(c) Permanente

04.01 - NOTAS EXPLICATIVAS

Demonstrado ao custo, combinado com os seguintes aspectos:

- Investimentos em empresas controladas e coligada são avaliados pelo método de equivalência patrimonial.

- A depreciação do imobilizado é calculada pelo método linear, às taxas mencionadas na Nota 8, que levam em consideração a vida útil-econômica dos bens.

- A amortização do diferido é calculada pelo prazo de até cinco anos, a partir da data em que os benefícios começam a ser gerados.

(**d**) Passivos circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

(**e**) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das seguintes empresas controladas, direta ou indiretamente:

Amapoly Indústria e Comércio Ltda., Expasa Anstalt e sua subsidiária Expasa Flórida Inc., Fibrasil Agrícola e Comercial Ltda., Marnay Trading S.A. e Albrás S.A. e sua subsidiária Comercial Alpasur Ltda.

As demonstrações financeiras da controlada em conjunto, Santista Têxtil S.A., na qual a companhia detém participação de 25%, não estão sendo consolidadas proporcionalmente. Os reflexos dos resultados da Santista Têxtil S.A. no período estão reconhecidos na rubrica de equivalência patrimonial.

3 Bens destinados à venda

Os terrenos, edifícios e melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Estes ativos estão registrados ao custo, os quais são inferiores aos valores estimados de realização no mercado.

4 Impostos a recuperar

Referem-se basicamente ao saldo de imposto de renda retido na fonte sobre aplicações financeiras e antecipações do imposto de renda e contribuição social.

5 Depósitos compulsórios e outros ativos

Estão registrados nesta rubrica os depósitos relativos a processos judiciais movidos pela companhia, líquidos de provisão para perdas e compostos basicamente pelas ações judiciais referentes a: aumento de alíquota do Fundo de Investimento Social - FINSOCIAL, Imposto sobre Circulação de Mercadorias e Serviços - ICMS na base de cálculo da Contribuição para o Financiamento da Seguridade Social - COFINS, Imposto sobre Operações Financeiras - IOF sobre fechamento de câmbio, salário-educação e depósitos ligados a causas trabalhistas.

6 Investimentos em empresas controladas e coligada

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agric. Coml. Ltda.	Marnay Trading S.A.	Albrás S.A.	Santista Têxtil S.A.	Total
Informações em 30 de setembro de 2000							
Número de ações ou quotas possuídas	207.583	1	25.283	1	12.000	249.440	
Percentual de participação - %	100	100	100	100	100	24,94	
Capital social	3.475	44.157	26	535	69.411	362.530	
Patrimônio líquido	25.649	2.829	320	86	1.160	451.231	
Lucro líquido (prejuízo) do semestre	3.699	59	18	(23)	(197)	33.923	
Valor contábil do investimento							
30 de setembro de 2000	25.650	2.830	321	87	1.160	112557	142605
30 de junho de 2000	24.538	2.721	314	86	1.196	109.653	138.508
Resultado da equivalência patrimonial							
30 de setembro de 2000	3.699	143	19	(20)	(156)	8.461	12.147
30 de junho de 2000	2.588	34	12	(21)	(120)	5.559	8.052
30 de setembro de 1999	2.891	(2446)	18	(90)	(5.990)	7.853	2.236

A partir de março de 2000, a controlada em conjunto, Alpargatas Santista Têxtil S.A. passou a ser denominada Santista Têxtil S. A..

04.01 - NOTAS EXPLICATIVAS

7 Transações da Controladora com Empresas Controladas

	30 de setembro de 2000	30 de junho de 2000
Saldo das operações		
Ativo circulante (clientes)	98	316
Passivo circulante (fornecedores)	2.805	4.163
Exigível a longo prazo (contas correntes)	16.569	15.326
Contas de resultado		
Compras	18.420	13.953

Essas transações observam preços e condições usuais de mercado.

8 Imobilizado

			Controladora		Consolidado		
			30 de setembro de 2000	30 de junho de 2000	30 de setembro de 2000	30 de junho de 2000	
	Custo	Depreciação acumulada				Líquido	Taxas anuais de depreciação - %
Terrenos	3.204		3.204	2.904	3.680	3.380	
Edifícios e construções	76.691	(42.328)	34.363	35.020	36.991	37.701	4
Máquinas e equipamentos	136.051	(86.810)	49.241	45.180	51.188	47.069	10
Móveis e utensílios	26.109	(19.702)	6.407	4.779	6.741	5.124	10
Veículos	3.901	(3.006)	895	548	903	557	20
Marcas e patentes	18.955	(7.293)	11.662	12.104	11.662	12.104	10
Obras em andamento	13.987		13.987	13.003	13.936	13.196	10 a 20
Provisão para perdas	(4.973)		(4.973)	(5.641)	(5.549)	(6.218)	
	273.925	(159.139)	114.786	107.897	119.552	112.913	

O saldo de obras em andamento refere-se aos novos projetos de renovação do parque fabril.

9 Programa de Integração Social - PIS e outros

Em março de 1995, foi obtida decisão judicial permitindo a compensação das diferenças calculadas e recolhidas a maior por utilização da base de cálculo considerada indevida pela companhia e por seus assessores jurídicos. Esses créditos vêm sendo reconhecidos como receita operacional, na medida de sua compensação com os recolhimentos do PIS.
Em 2000, foram compensados nessas circunstâncias créditos no valor de R$ 5.439.

Em julho de 1997, a sentença transitou em julgado, determinando que a companhia calcule os valores relativos ao PIS nos moldes de Lei Complementar nº 7/70. Após a homologação dos créditos pela Receita Federal, será reconhecido contabilmente o valor remanescente a ser determinado.

Outros processos envolvendo recuperação de tributos e incentivos fiscais serão reconhecidos quando se verificar a decisão final irrecorrível e pelos seus valores efetivamente determinados.

10 Financiamentos

	Indexador e taxa média anual de juros e comissões	Controladora 30 de setembro de 2000	Controladora 30 de junho de 2000	Consolidado 30 de setembro de 2000	Consolidado 30 de junho de 2000
Moeda estrangeira **Controladora** (30/09/00-US$ 28,903 mil; 30/06/00-US$ 27,546 mil) **Consolidado** (30/09/00-US$ 31,109 mil; 30/06/00-US$ 30,381 mil)	Variação cambial e juros de 7,6% a 10,0%	53.288	49.583	57.356	54.687
Moeda nacional	taxa de juros a longo prazo - TJLP e juros de 4,9% a 8,5%	15.668	17.592	15.668	17.592
		68.956	67.175	73.024	72.279
Passivo circulante		21.721	19.009	25.789	24.113
Exigível a longo prazo		47.235	48.166	47.235	48.166

A composição por ano de vencimento dos financiamentos é a seguinte, em 30 de setembro:

04.01 - NOTAS EXPLICATIVAS

Ano	Controladora 30 de setmbro de 2000	Controladora 30 de junho de 2000	Consolidado 30 de setembro de 2000	Consolidado 30 de junho de 2000
2001	5.750	7.959	5.750	7.959
2002	7.369	6.895	7.369	6.895
2003	6.382	6.234	6.382	6.234
2004	15.442	15.078	15.442	15.078
2005	6.146	6.000	6.146	6.000
2006	6.146	6.000	6.146	6.000
	47.235	48.166	47.235	48.166

Os empréstimos estão garantidos por imóveis das companhias.

11 Provisão para contingências

A Companhia vem mantendo provisões para contingências referentes a questões de natureza trabalhista, cível e comercial, de acordo com a avaliação dos riscos esperados pela administração, apoiada por seus consultores jurídicos.

12 Instrumentos financeiros

A Companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada através de estratégias predefinidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 30 de setembro de 2000, refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 25% do capital total (igual a 45% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia, por não terem ocorrido negociações de ações ordinárias de sua emissão, em bolsa de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos equivale, aproximadamente, ao seu valor de mercado.

13 Patrimônio líquido

(a) Capital social

O capital integralizado é de R$ 273.510, representado por 1.950.251.236 ações escriturais, sem valor nominal, sendo 920.979.463 ações ordinárias e 1.029.271.773 ações preferenciais.

(b) Ações em tesouraria

A Companhia possui em tesouraria 86.668.847 ações preferenciais, as quais foram adquiridas a partir de 1994, conforme as deliberações do Conselho de administração.

As ações compradas durante o 1º trimestre de 2000 tiveram preço médio de R$ 104,10 por lote de mil ações, e preços mínimos e máximos de R$ 103,50 e R$ 104,50 por lote de mil ações, respectivamente.
Os recursos aplicados na aquisição das ações foram originados da reserva de capital.

(c) Os acionistas têm assegurado, em cada exercício, dividendos não inferiores a 25% do lucro líquido, calculados nos termos da lei societária e do estatuto social. Em 09 de setembro foram pagos dividendos antecipados no montante de R$ 3.002.

(d) As reservas de lucro foram constituidas conforme o estatuto da companhia e legislação pertinente. Estão destinadas principalmente ao reforço do capital de giro e novos investimentos.

14 Imposto de renda e contribuição social diferidos

Atendendo à Deliberação CVM nº. 273, de 20 de agosto de 1998, a companhia, com base na projeção anual de resultado, contabilizou em 31 de dezembro de 1999, no ativo circulante o imposto de renda e a contribuição social diferidos sobre parte de prejuízos fiscais e base de cálculo negativa da contribuição social, resultando em um ajuste líquido de R$ 11.565 em contrapartida do patrimônio líquido.

Adicionalmente, a Companhia também contabilizou no patrimônio líquido o imposto de renda e a contribuição social diferidos (reflexos) da sua controlada em conjunto Santista Têxtil S.A., no montante de R$ 2.332.

A Companhia estará ajustando em 31 de dezembro de cada ano esses impostos diferidos em relação à sua projeção de resultado, e espera realizar o saldo já contabilizado no exercício de 2000.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2000	4 - 30/06/2000
1	Ativo Total	559.895	543.298
1.01	Ativo Circulante	283.015	274.897
1.01.01	Disponibilidades	76.102	71.261
1.01.01.01	Caixa e Bancos	3.462	3.407
1.01.01.02	Aplicações Financeiras	72.640	67.854
1.01.02	Créditos	104.844	96.829
1.01.02.01	Clientes	115.271	107.277
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.269)	(2.097)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.158)	(8.351)
1.01.03	Estoques	66.595	61.982
1.01.03.01	Produtos acabados	38.475	29.321
1.01.03.02	Produtos em processo	10.705	13.368
1.01.03.03	Matérias primas	15.590	17.844
1.01.03.04	Outros	3.948	3.976
1.01.03.05	Provisão para perdas nos estoques	(2.123)	(2.527)
1.01.04	Outros	35.474	44.825
1.01.04.01	Ctas rec. venda de ativo permanente	0	0
1.01.04.02	Despesas antecipadas	11.125	20.486
1.01.04.03	Outros ativos	12.784	12.774
1.01.04.04	IR/ CSLL diferidos	11.565	11.565
1.02	Ativo Realizável a Longo Prazo	38.402	35.509
1.02.01	Créditos Diversos	38.402	35.509
1.02.01.01	Contas a rec.p/venda de ativo permanente	252	246
1.02.01.02	Bens destinados a venda	15.588	17.215
1.02.01.03	Depósitos compulsórios e outros ativos	3.933	3.437
1.02.01.04	Impostos a recuperar	18.629	14.611
1.02.01.05	Clientes	0	0
1.02.01.06	IR/ CSLL diferidos	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	238.478	232.892
1.03.01	Investimentos	113.004	110.094
1.03.01.01	Participações em Coligadas	112.808	109.897
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	196	197
1.03.02	Imobilizado	119.552	112.913
1.03.03	Diferido	5.922	9.885

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2000	4 - 30/06/2000
2	Passivo Total	559.895	543.298
2.01	Passivo Circulante	118.195	117.733
2.01.01	Empréstimos e Financiamentos	25.789	24.113
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	13.746	15.647
2.01.04	Impostos, Taxas e Contribuições	17.642	16.067
2.01.05	Dividendos a Pagar	0	3.102
2.01.05.01	Dividendos a pagar	0	100
2.01.05.02	Dividendos propostos	0	3.002
2.01.06	Provisões	13.702	14.892
2.01.06.01	Provisão para reestruturação de negócios	1.430	1.512
2.01.06.02	Provisão para contingências	12.272	13.380
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	47.316	43.912
2.01.08.01	Salários e encargos sociais	25.753	21.018
2.01.08.02	Contas a pagar	21.563	22.894
2.02	Passivo Exigível a Longo Prazo	47.246	48.185
2.02.01	Empréstimos e Financiamentos	47.235	48.166
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	11	19
2.02.05.01	Outros	11	19
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	394.454	377.380
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	71.030	71.030
2.05.04.01	Legal	3.944	3.944
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	67.086	67.086

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2000	4 -30/06/2000
2.05.04.07.01	Outras reservas de Lucro	70.088	70.088
2.05.04.07.02	Dividendos antecipados	(3.002)	(3.002)
2.05.05	Lucros/Prejuízos Acumulados	47.546	30.472

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2000 a 30/09/2000	4 - 01/01/2000 a 30/09/2000	5 - 01/07/1999 a 30/09/1999	6 - 01/01/1999 a 30/09/1999
3.01	Receita Bruta de Vendas e/ou Serviços	165.476	498.684	148.896	412.817
3.02	Deduções da Receita Bruta	(26.724)	(79.696)	(23.358)	(65.092)
3.03	Receita Líquida de Vendas e/ou Serviços	138.752	418.988	125.538	347.725
3.04	Custo de Bens e/ou Serviços Vendidos	(85.005)	(257.272)	(73.793)	(210.082)
3.05	Resultado Bruto	53.747	161.716	51.745	137.643
3.06	Despesas/Receitas Operacionais	(37.528)	(114.881)	(41.323)	(124.824)
3.06.01	Com Vendas	(37.845)	(110.026)	(30.687)	(90.998)
3.06.02	Gerais e Administrativas	(9.004)	(27.924)	(10.656)	(28.271)
3.06.03	Financeiras	4.055	14.462	(5.030)	(14.308)
3.06.03.01	Receitas Financeiras	10.503	27.412	7.496	28.575
3.06.03.02	Despesas Financeiras	(6.448)	(12.950)	(12.526)	(42.883)
3.06.04	Outras Receitas Operacionais	11.111	29.535	12.297	29.883
3.06.05	Outras Despesas Operacionais	(8.755)	(29.409)	(10.059)	(28.999)
3.06.05.01	Amortização de diferido, ágio e deságio	(1.138)	(3.666)	(1.474)	(5.200)
3.06.05.02	Outras despesas operacionais	(7.617)	(25.743)	(8.585)	(23.799)
3.06.06	Resultado da Equivalência Patrimonial	2.910	8.481	2.812	7.869
3.07	Resultado Operacional	16.219	46.835	10.422	12.819
3.08	Resultado Não Operacional	855	912	1.705	1.972
3.08.01	Receitas	2.684	3.326	2.357	3.499
3.08.02	Despesas	(1.829)	(2.414)	(652)	(1.527)
3.09	Resultado Antes Tributação/Participações	17.074	47.747	12.127	14.791
3.10	Provisão para IR e Contribuição Social	0	(201)	0	(116)
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2000 a 30/09/2000	4 - 01/01/2000 a 30/09/2000	5 - 01/07/1999 a 30/09/1999	6 - 01/01/1999 a 30/09/1999
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	17.074	47.546	12.127	14.675
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.869.563	1.869.563
	LUCRO POR AÇÃO	0,00916	0,02551	0,00649	0,00785
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Senhores Acionistas,

No terceiro trimestre deste ano a São Paulo Alpargatas manteve a liderança na fabricação e comercialização de calçados no Brasil, com o desenvolvimento e lançamento de novos produtos, estratégias de comunicação das marcas e melhora da produtividade fabril.

Os lançamentos de novos modelos **Rainha, Topper e Mizuno**, divulgados através de ações bem sucedidas de comunicação e relações esportivas, contribuíram para o aumento do volume de vendas e o incremento de 19% no faturamento acumulado até setembro deste ano, em comparação com o mesmo período de 1999.

Em Sandálias, o crescimento do volume de entregas, inclusive de modelos de maior valor agregado, representou mais de 8 milhões de pares. Atingimos, no mês de julho, o recorde histórico de 12.000 milhões de pares. A chegada da primavera marcou o lançamento da nova coleção de cores da família **Havaianas**.

O volume de vendas do negócio de Lonas e Coberturas foi superior aos nove meses do ano passado em mais de 550 mil metros quadrados, com destaque para os encerados e do recém lançado **Polylight,** laminado usado na fabricação de toldos transparentes.

O número de clientes atendidos em nossa rede de lojas **Meggashop** cresceu 14%. Iniciamos em julho a operação da nossa loja virtual possibilitando a nossos clientes adquirir produtos pela internet.

Timberland deu continuidade à sua estratégia de expansão do varejo, com a inauguração da terceira loja em São Paulo. Lançamos novos modelos de alta performance, como o **Gorge**, **Windtrail** e as sandálias **River Dog** para esportes aquáticos. No acumulado dos nove meses deste ano as vendas de produtos **Timberland** aumentaram 29%.

Resumimos a seguir os principais indicadores do desempenho da Companhia, acumulados nos nove meses deste ano:

- As vendas brutas aumentaram 21% e totalizaram R$ 498,7 milhões.
- A margem bruta foi de 38,6%.
- Redução das despesas com vendas, gerais e administrativas de 34,3% para 32,9% das vendas líquidas.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- O lucro operacional de R$ 48,4 milhões, antes da despesa com a variação cambial, cresceu R$ 9,2 milhões em relação a 1999;
- O lucro líquido acumulado foi de R$ 47,5 milhões, ou 11,3% das vendas líquidas;
- A posição financeira líquida em 30 de setembro ficou positiva em R$ 3,1 milhões.
- A sólida posição financeira da empresa permitiu o pagamento antecipado de dividendos no montante de R$ 3,0 milhões.
- A Santista Têxtil, nossa controlada em conjunto, contribuiu com equivalência patrimonial positiva de R$ 8,5 milhões.
- A valorização das ações preferenciais da São Paulo Alpargatas, acumulada nos nove meses de 2000, foi de 28%.

Agradecemos aos nossos clientes, funcionários, fornecedores e, acima de tudo, aos consumidores, cujo apoio e preferência por nossas marcas tem sido fundamental para prosseguirmos nosso trabalho de aumento de valor do investimento para os nossos acionistas.

São Paulo, 8 de novembro de 2000

CONSELHO DE ADMINISTRAÇÃO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

06 de novembro de 2000

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres findos em 30 de setembro e 30 de junho de 2000 e 30 de setembro de 1999, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto Brasileiro de Contadores - IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que as mesmas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander R. Teles
Sócio
Contador CRC 1DF005919/ S-O (S) SP 002511

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 AM 7:21

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05
4 - NIRE		
35.300.025.270		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Urussui,300				itaim bibi
3 - CEP	4 - MUNICÍPIO			5 - UF
04542-903	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7236	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3847-7337	3847-7332	3847-7670	
15 - E-MAIL				
jsalvio@alpargatas.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Francisco Silvério Morales Cespede				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Urussui,300				itaim bibi
4 - CEP	5 - MUNICÍPIO			6 - UF
04542-903	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
	-	-	-	
16 - E-MAIL				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2001	31/12/2001	1	01/01/2001	31/03/2001	4	01/09/2000	31/12/2000

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Wander R. Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2001	2 - TRIMESTRE ANTERIOR 31/12/2000	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2000
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	86.668
6 - Total	86.668	86.668	86.668

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL Industria de Calçados
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO/E	23/03/2001	Dividendo	04/04/2001	ON	0,0066800000
02	AGO/E	23/03/2001	Dividendo	04/04/2001	PN	0,0073500000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
27/04/2001	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2001	4 - 31/12/2000
1	Ativo Total	633.531	615.714
1.01	Ativo Circulante	296.156	287.856
1.01.01	Disponibilidades	104.886	104.450
1.01.01.01	Caixa e Bancos	2.056	2.816
1.01.01.02	Aplicações Financeiras	102.830	101.634
1.01.02	Créditos	85.838	101.450
1.01.02.01	Clientes	96.569	111.537
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.539)	(1.647)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.192)	(8.440)
1.01.03	Estoques	52.877	48.709
1.01.03.01	Produtos acabados	29.339	25.591
1.01.03.02	Produtos em processo	7.504	8.083
1.01.03.03	Matérias primas	15.851	15.601
1.01.03.04	Outros	2.320	1.616
1.01.03.05	Provisão para perdas nos estoques	(2.137)	(2.182)
1.01.04	Outros	52.555	33.247
1.01.04.01	Despesa antecipada c/ propaganda	22.270	1.865
1.01.04.02	Despesas antecipadas	1.240	813
1.01.04.03	IR/ CSLL Diferidos	16.674	18.952
1.01.04.04	Outros Ativos	12.371	11.617
1.02	Ativo Realizável a Longo Prazo	66.461	62.184
1.02.01	Créditos Diversos	66.461	62.184
1.02.01.01	Contas a rec.p/venda de ativo permanente	252	252
1.02.01.02	Bens destinados á venda	15.497	15.560
1.02.01.03	Impostos a recuperar	19.421	17.583
1.02.01.04	Depósitos compulsórios e outros ativos	4.032	3.808
1.02.01.05	IR/CSLL Diferidos	27.259	24.981
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	270.914	265.674
1.03.01	Investimentos	146.458	141.794
1.03.01.01	Participações em Coligadas	114.214	111.420
1.03.01.02	Participações em Controladas	32.049	30.179
1.03.01.03	Outros Investimentos	195	195
1.03.02	Imobilizado	118.465	117.542
1.03.03	Diferido	5.991	6.338

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2001	4 - 31/12/2000
2	Passivo Total	633.531	615.714
2.01	Passivo Circulante	126.419	127.089
2.01.01	Empréstimos e Financiamentos	22.683	22.429
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	14.247	13.342
2.01.04	Impostos, Taxas e Contribuições	23.669	23.409
2.01.04.01	ICMS	3.180	5.310
2.01.04.02	COFINS a recolher	19.993	17.514
2.01.04.03	Impostos na fonte a recolher	203	189
2.01.04.04	Outros	293	396
2.01.05	Dividendos a Pagar	13.080	13.080
2.01.05.01	Dividendos a pagar	13.080	13.080
2.01.06	Provisões	11.801	12.311
2.01.06.01	Provisões p/ reestruturação de negócios	1.270	1.150
2.01.06.02	Provisões para contingência	10.531	11.161
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	40.939	42.518
2.01.08.01	Salários e encargos sociais	22.359	24.841
2.01.08.02	Contas a pagar	18.580	17.677
2.02	Passivo Exigível a Longo Prazo	94.606	87.125
2.02.01	Empréstimos e Financiamentos	49.937	44.656
2.02.02	Debêntures	0	0
2.02.03	Provisões	22.474	21.379
2.02.03.01	Provisão de IR/ CSLL a Pagar	22.474	21.379
2.02.04	Dívidas com Pessoas Ligadas	19.005	17.895
2.02.05	Outros	3.190	3.195
2.02.05.01	IR/ CSLL Diferidos	3.190	3.190
2.02.05.02	Outros	0	5
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	412.506	401.500
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	125.622	125.622
2.05.04.01	Legal	7.328	7.328
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2001	4 -31/12/2000
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	118.294	118.294
2.05.05	Lucros/Prejuízos Acumulados	11.006	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/03/2001	4 - 01/01/2001 a 31/03/2001	5 - 01/01/2000 a 31/03/2000	6 - 01/01/2000 a 31/03/2000
3.01	Receita Bruta de Vendas e/ou Serviços	160.956	160.956	156.863	156.863
3.02	Deduções da Receita Bruta	(25.547)	(25.547)	(25.235)	(25.235)
3.03	Receita Líquida de Vendas e/ou Serviços	135.409	135.409	131.628	131.628
3.04	Custo de Bens e/ou Serviços Vendidos	(82.954)	(82.954)	(80.353)	(80.353)
3.05	Resultado Bruto	52.455	52.455	51.275	51.275
3.06	Despesas/Receitas Operacionais	(41.601)	(41.601)	(36.029)	(36.029)
3.06.01	Com Vendas	(37.821)	(37.821)	(35.216)	(35.216)
3.06.02	Gerais e Administrativas	(9.031)	(9.031)	(8.306)	(8.306)
3.06.03	Financeiras	(1.836)	(1.836)	6.869	6.869
3.06.03.01	Receitas Financeiras	8.818	8.818	9.376	9.376
3.06.03.02	Despesas Financeiras	(10.654)	(10.654)	(2.507)	(2.507)
3.06.04	Outras Receitas Operacionais	7.824	7.824	7.860	7.860
3.06.05	Outras Despesas Operacionais	(5.327)	(5.327)	(10.460)	(10.460)
3.06.05.01	Amortizaçao de diferido	(1.222)	(1.222)	(1.281)	(1.281)
3.06.05.02	Outras despesas operacionais	(4.105)	(4.105)	(9.179)	(9.179)
3.06.06	Resultado da Equivalência Patrimonial	4.590	4.590	3.224	3.224
3.07	Resultado Operacional	10.854	10.854	15.246	15.246
3.08	Resultado Não Operacional	152	152	76	76
3.08.01	Receitas	350	350	178	178
3.08.02	Despesas	(198)	(198)	(102)	(102)
3.09	Resultado Antes Tributação/Participações	11.006	11.006	15.322	15.322
3.10	Provisão para IR e Contribuição Social	0	0	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/03/2001	4 - 01/01/2001 a 31/03/2001	5 - 01/01/2000 a 31/03/2000	6 - 01/01/2000 a 31/03/2000
3.15	Lucro/Prejuízo do Período	11.006	11.006	15.322	15.322
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00591	0,00591	0,00822	0,00822
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 31 de março de 2001, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

2 Principais práticas contábeis

(a) Apuração do resultado

O resultado é apurado pelo regime de competência.

(b) Ativos circulantes e realizável a longo prazo

Apresentados ao valor de realização, incluindo, quando aplicável, os rendimentos e as variações monetárias auferidos.

A provisão para contas de realização duvidosa foi constituída em montante considerado suficiente pela administração para cobrir perdas na realização dos créditos.

A companhia apresenta operações financeiras denominadas " vendor", sendo que em 31 de março de 2001 o saldo das contas a receber está demonstrado pelo valor líquido dessas operações, no montante de R$ 10.109 (2000 – R$ 12.179).

Os estoques são demonstrados ao custo médio das compras ou produção, inferior aos custos de reposição ou aos valores de realização.

As despesas antecipadas correspondem significativamente à veiculação publicitária em televisão pagas antecipadamente e amortizadas durante a vigência dos contratos, substancialmente durante o exercício social.

04.01 - NOTAS EXPLICATIVAS

(c) Permanente

Demonstrado ao custo, combinado com os seguintes aspectos:

- Investimentos em empresas controladas e coligada são avaliados pelo método de equivalência patrimonial.

- A depreciação do imobilizado é calculada pelo método linear, às taxas mencionadas na Nota 4, que levam em consideração a vida útil-econômica dos bens.

- A amortização do diferido é calculada pelo prazo de até cinco anos, a partir da data em que os benefícios começam a ser gerados.

(**d**) Passivos circulante e exigível a longo prazo

São demonstrados pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

(**e**) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das empresas controladas, direta ou indiretamente, mencionadas na Nota 3.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais, com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

As demonstrações financeiras das controlada em conjunto, Santista Têxtil S.A., na qual a companhia detém participação de 25%, não estão sendo consolidadas proporcionalmente. Os reflexos dos resultados da Santista Têxtil S.A. no período estão reconhecidos na rubrica de equivalência patrimonial.

04.01 - NOTAS EXPLICATIVAS

3 Investimentos em empresas controladas e coligada

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agric. Coml. Ltda.	Marnay Trading S.A.	Albrás S.A.	Santista Têxtil S.A.	Total
Informações em 31 de março de 2001							
Número de ações ou quotas possuídas	207.583	1	25.283		12.000	249.440	
Percentual de participação - %	100	100	100		100	24,94	
Capital social	4.357	55.770	26		81.456	362.530	
Patrimônio líquido	27.611	3.101	332		1.005	457.875	
Lucro líquido (prejuízo) do trimestre	1.276	107	6		27	11.202	
Valor contábil do investimento							
31 de março de 2001	27.611	3.101	332		1.005	114.214	146.263
31 de dezembro de 2000	26.259	2.708	327		885	111.420	141.599
Resultado da equivalência patrimonial							
31 de março de 2001	1.276	393	6		120	2.795	4.590
31 de março de 2000	1.262	(13)	5	(32)	(109)	2.111	3.224

A empresa Marnay Trading S.A foi encerrada em dezembro de 2000.

04.01 - NOTAS EXPLICATIVAS

4 Imobilizado

			Controladora		Consolidado		
			31 de março de 2001	31 de dezembro de 2000	31 de março de 2001	31 de dezembro de 2000	
	Custo	Depreciação acumulada				Líquido	Taxas anuais de depreciação - %
Terrenos	3.253		3.253	3.204	3.730	3.680	
Edifícios e construções	77.041	(43.907)	33.134	33.990	35.653	36.563	4
Máquinas e equipamentos	145.744	(93.003)	52.741	53.019	56.210	54.834	10
Móveis e utensílios	26.405	(18.679)	7.726	6.253	6.381	6.579	10
Veículos	3.844	(3.082)	762	805	769	813	20
Marcas e patentes	18.955	(8.176)	10.779	11.220	10.779	11.220	10
Outros	14.998		14.998	13.978	15.099	14.047	10
Provisão para perdas	(4.928)		(4.928)	(4.927)	(5.504)	(5.504)	
	285.312	(166.847)	118.465	117.542	123.117	122.232	

5 Transações com empresas controladas diretas e indiretas e com empresa coligada

	31 de março de 2001	31 de dezembro de 2000
Saldo das operações		
Ativo circulante (clientes)	431	116
Passivo circulante (fornecedores)	1.211	1.765
Exigível a longo prazo (contas correntes)	19.005	17.895

	31 de março de 2001	31 de março de 2000

Contas de resultado

Vendas	179	---
Compras (substancialmente em custo das vendas)	5.981	7.377

Essas transações observam preços e condições usuais de mercado.

6 Programa de Integração Social - PIS e outros

Em março de 1995, foi obtida decisão judicial permitindo a compensação das diferenças calculadas e recolhidas a maior por utilização da base de cálculo considerada indevida pela companhia e por seus assessores jurídicos. Esses créditos vêm sendo reconhecidos como receita operacional, na medida de sua compensação com os recolhimentos do PIS.
Em 2001, foram compensados nessas circunstâncias créditos no valor de R$ 1.099 (2000 – R$ 1.040).

Em julho de 1997, a sentença transitou em julgado, determinando que a companhia calcule os valores relativos ao PIS nos moldes de Lei Complementar nº 7/70. Após a homologação dos créditos pela Receita Federal, será reconhecido contabilmente o valor remanescente a ser registrado como ativo da companhia.

Outros processos envolvendo recuperação de tributos e incentivos fiscais serão reconhecidos contabilmente quando se verificar a decisão final irrecorrível e pelos seus valores efetivamente determinados.

7 Financiamentos

	Controladora	Consolidado

04.01 - NOTAS EXPLICATIVAS

	Indexador e taxa média anual de juros e comissões	31 de março de 2001	31 de dezembro de 2000	31 de março de 2001	31 de dezembro de 2000
Moeda estrangeira **Controladora** (31/03/01-US$ 27,873 mil; 31/12/00-US$ 27,308 mil) **Consolidado** (31/03/01-US$ 30,385 mil; 31/12/00-US$ 29,258 mil)	Variação cambial e juros de 7,3% a 9,7%	60.250	53.398	65.681	57.211
Moeda nacional	taxa de juros a longo prazo - TJLP e juros de 4,9% a 8,5%	12.370	13.687	12.370	13.687
		72.620	67.085	78.051	70.898
Passivo circulante		22.683	22.429	28.114	26.242
Exigível a longo prazo		49.937	44.656	49.937	44.656

A composição por ano de vencimento dos financiamentos é a seguinte, em 31 de março:

	Controladora		Consolidado	
Ano	31 de março de 2001	31 de dezembro de 2000	31 de março de 2001	31 de dezembro de 2000
2002	9.237	8.402	9.237	8.402
2003	7.931	6.844	7.931	6.844
2004	18.209	16.374	18.209	16.374
2005	7.355	6.518	7.355	6.518
2006	7.205	6.518	7.205	6.518
	49.937	44.656	49.937	44.656

Os empréstimos estão garantidos por avais e imóveis das companhias.

8 Provisão para contingências

A Companhia vem mantendo provisões para contingências referentes a questões de natureza trabalhista, cível de acordo com a avaliação dos riscos esperados pela administração, apoiada por seus consultores jurídicos.

9 Instrumentos financeiros

A Companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada por meio de estratégias predefinidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 31 de março de 2001 refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 25% do capital total (igual a 45% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia, por não terem ocorrido recentemente negociações das ações ordinárias de sua emissão em bolsa de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos equivale, aproximadamente, ao seu valor de mercado.

10 Patrimônio líquido

(a) Capital social

O capital integralizado é de R$ 273.510, representado por 1.950.251.236 ações escriturais, sem valor nominal, sendo 920.979.463 ações ordinárias e 1.029.271.773 ações preferenciais.

(b) Ações em tesouraria

A companhia possui em tesouraria 86.668.847 ações preferenciais, as quais foram adquiridas a partir de 1994, conforme as deliberações do Conselho de administração. Os recursos aplicados nas aquisições foram originados da reserva de capital.

(c) Os acionistas têm assegurado, em cada exercício, dividendos não inferiores a 25% do lucro líquido, calculados nos termos da lei societária e do estatuto social.

04.01 - NOTAS EXPLICATIVAS

(d) As reservas de lucro foram constituidas conforme o estatuto da companhia e legislação pertinente. Estão destinadas principalmente ao reforço do capital de giro e novos investimentos.

11 Imposto de renda e contribuição social diferidos

Atendendo à Deliberação CVM nº. 273, de 20 de agosto de 1998, a companhia vem contabilizando no ativo circulante e realizável a longo prazo o imposto de renda e a contribuição social diferidos sobre os prejuízos fiscais e base de cálculo negativa da contribuição social e diferenças temporais.

A Companhia estará ajustando periodicamente estes impostos diferidos de acordo com as suas perspectivas de realizações.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2001	4 - 31/12/2000
1	Ativo Total	621.034	601.835
1.01	Ativo Circulante	310.071	298.481
1.01.01	Disponibilidades	108.621	106.668
1.01.01.01	Caixa e Bancos	2.477	2.576
1.01.01.02	Aplicações Financeiras	106.144	104.092
1.01.02	Créditos	90.720	103.888
1.01.02.01	Clientes	101.729	114.226
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.539)	(1.647)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.470)	(8.691)
1.01.03	Estoques	55.264	51.005
1.01.03.01	Produtos acabados	29.667	25.922
1.01.03.02	Produtos em processo	8.045	8.637
1.01.03.03	Matérias primas	16.730	17.004
1.01.03.04	Outros	2.956	1.619
1.01.03.05	Provisão para perdas nos estoques	(2.134)	(2.177)
1.01.04	Outros	55.466	36.920
1.01.04.01	Ctas rec. venda de ativo permanente	0	0
1.01.04.02	Despesas antecipadas	5.437	2.485
1.01.04.03	Desp. antecipada propaganda	18.118	191
1.01.04.04	Outros ativos	15.237	15.292
1.01.04.05	IR/ CSLL diferidos	16.674	18.952
1.02	Ativo Realizável a Longo Prazo	67.109	62.834
1.02.01	Créditos Diversos	67.109	62.834
1.02.01.01	Contas a rec.p/venda de ativo permanente	0	252
1.02.01.02	Bens destinados a venda	15.497	15.560
1.02.01.03	Depósitos compulsórios e outros ativos	4.410	3.936
1.02.01.04	Impostos a recuperar	19.943	18.105
1.02.01.05	Clientes	0	0
1.02.01.06	IR/ CSLL diferidos	27.259	24.981
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	243.854	240.520
1.03.01	Investimentos	114.665	111.864
1.03.01.01	Participações em Coligadas	114.469	111.668
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	196	196
1.03.02	Imobilizado	123.117	122.232
1.03.03	Diferido	6.072	6.424

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2001	4 - 31/12/2000
2	Passivo Total	621.034	601.835
2.01	Passivo Circulante	132.922	131.105
2.01.01	Empréstimos e Financiamentos	28.114	26.242
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	13.912	12.216
2.01.04	Impostos, Taxas e Contribuições	23.711	23.521
2.01.04.01	ICMS	3.029	5.335
2.01.04.02	COFINS	20.087	17.590
2.01.04.03	Imposto na fonte a recolher	212	184
2.01.04.04	Outros	383	412
2.01.05	Dividendos a Pagar	13.080	13.080
2.01.05.01	Dividendos a pagar	13.080	13.080
2.01.06	Provisões	11.801	12.311
2.01.06.01	Provisão para reestruturação de negócios	1.270	1.150
2.01.06.02	Provisão para contingências	10.531	11.161
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	42.304	43.735
2.01.08.01	Salários e encargos sociais	22.799	21.848
2.01.08.02	Contas a pagar	19.505	21.887
2.02	Passivo Exigível a Longo Prazo	75.606	69.230
2.02.01	Empréstimos e Financiamentos	49.937	44.656
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	25.669	24.574
2.02.05.01	IR/ CSLL Diferidos	3.190	3.190
2.02.05.02	Provisão p/ IR e CSLL a Pagar	22.474	21.379
2.02.05.03	Outros	5	5
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	412.506	401.500
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	125.622	125.622
2.05.04.01	Legal	7.328	7.328
2.05.04.02	Estatutária	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2001	4 -31/12/2000
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	118.294	118.294
2.05.04.07.01	Outras reservas de Lucro	118.294	118.294
2.05.05	Lucros/Prejuízos Acumulados	11.006	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/03/2001	4 - 01/01/2001 a 31/03/2001	5 - 01/01/2000 a 31/03/2000	6 - 01/01/2000 a 31/03/2000
3.01	Receita Bruta de Vendas e/ou Serviços	166.551	166.551	161.959	161.959
3.02	Deduções da Receita Bruta	(26.338)	(26.338)	(25.862)	(25.862)
3.03	Receita Líquida de Vendas e/ou Serviços	140.213	140.213	136.097	136.097
3.04	Custo de Bens e/ou Serviços Vendidos	(85.773)	(85.773)	(82.960)	(82.960)
3.05	Resultado Bruto	54.440	54.440	53.137	53.137
3.06	Despesas/Receitas Operacionais	(43.515)	(43.515)	(37.888)	(37.888)
3.06.01	Com Vendas	(38.162)	(38.162)	(35.504)	(35.504)
3.06.02	Gerais e Administrativas	(9.301)	(9.301)	(8.423)	(8.423)
3.06.03	Financeiras	(1.767)	(1.767)	6.772	6.772
3.06.03.01	Receitas Financeiras	9.084	9.084	9.402	9.402
3.06.03.02	Despesas Financeiras	(10.851)	(10.851)	(2.630)	(2.630)
3.06.04	Outras Receitas Operacionais	7.882	7.882	7.854	7.854
3.06.05	Outras Despesas Operacionais	(4.968)	(4.968)	(10.703)	(10.703)
3.06.05.01	Amortização de diferido, ágio e deságio	(1.227)	(1.227)	(1.282)	(1.282)
3.06.05.02	Outras despesas operacionais	(3.741)	(3.741)	(9.421)	(9.421)
3.06.06	Resultado da Equivalência Patrimonial	2.801	2.801	2.116	2.116
3.07	Resultado Operacional	10.925	10.925	15.249	15.249
3.08	Resultado Não Operacional	188	188	73	73
3.08.01	Receitas	386	386	178	178
3.08.02	Despesas	(198)	(198)	(105)	(105)
3.09	Resultado Antes Tributação/Participações	11.113	11.113	15.322	15.322
3.10	Provisão para IR e Contribuição Social	(107)	(107)	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2001 a 31/03/2001	4 - 01/01/2001 a 31/03/2001	5 - 01/01/2000 a 31/03/2000	6 - 01/01/2000 a 31/03/2000
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	11.006	11.006	15.322	15.322
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00591	0,00591	0,00822	0,00822
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Senhores Acionistas,

Neste primeiro trimestre do ano de 2001, a São Paulo Alpargatas S.A. manteve a posição alcançada ao longo dos últimos anos: a liderança na fabricação e comercialização de calçados no Brasil. Desta maneira, continuamos a gerar resultados positivos e valor para os nossos acionistas e comunidades onde atuamos, focando no desenvolvimento e lançamento de novos produtos, estratégias de comunicação das marcas e melhorias na produção fabril. Ações de marketing esportivo, através do patrocínio de campeonatos de futebol, em conjunto com uma forte presença na mídia, reforçaram as marcas na cabeça do consumidor.

Em **Calçados e Artigos Esportivos** lançamos 13 modelos de calçados, sendo 4 em Rainha, com destaque para os modelos Rainha System Flumen e Civitas, 7 em Topper, 2 em Mizuno, além da nova coleção de Bolas, muito bem aceita pelos clientes. Realizamos em São Paulo um Show Room de calçados e artigos esportivos, visitado pelos nossos principais clientes, evidenciando a nossa atenção com a comunicação e relações com nossos parceiros.

No negócio de Sandálias, o volume entregue de **Havaianas**, marca líder no mercado nacional, acumulou aproximadamente 30 milhões de pares, com bom desempenho na comercialização dos modelos tradicionais e Top. As **Havaianas** estiveram presentes nos maiores e melhores camarotes do Carnaval 2001 e na Feira de Calçados Couromoda.

O faturamento do negócio de **Lonas e Coberturas** foi superior ao primeiro trimestre do ano anterior em 7,9%. A participação das exportações nos resultados do negócio superou o faturamento e volume projetados. No mês de março atingimos o recorde de faturamento do mês. Para alcançarmos este resultado, foi importante a participação de nossos produtos em feiras, exposições e em revistas especializadas.

Timberland continua obtendo resultados positivos com a sua estratégia de expansão do varejo. Quando comparado ao mesmo período do ano anterior, o faturamento aumentou em 33,3%.

O faturamento de nossa rede de lojas **Meggashop**, outlets de fábrica para venda de produtos de ponta de estoque, aumentou 23% em relação ao primeiro trimestre de 2000.

Resumimos a seguir os principais indicadores do desempenho da Companhia, acumulados nos três meses deste ano:

- As vendas brutas aumentaram 3% e totalizaram R$ 166,6 milhões;
- A margem bruta foi de 38,8%;
- O lucro operacional de R$ 18,4 milhões, antes da despesa com a variação cambial e encargos financeiros, cresceu R$ 4,5 milhões em relação ao primeiro trimestre de 2000;

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- O lucro líquido acumulado foi de R$ 11,0 milhões, ou 7,8% das vendas líquidas;
- A posição financeira líquida em 31 de março ficou positiva em R$ 30,6 milhões;
- A Santista Têxtil, nossa controlada em conjunto, contribuiu com equivalência patrimonial positiva de R$ 2,8 milhões.
- A valorização das ações preferenciais da São Paulo Alpargatas, acumulada nos três meses de 2001, foi de 14%.

Realizamos, no final de março, a campanha "Semana da Caridade", doando os calçados recolhidos a instituições de caridade previamente selecionadas.

Iniciamos o projeto "Dinamização da Gestão de Finanças", com o objetivo de aprimorar os processos de apuração de custos e das informações contábeis e financeiras, reduzindo o prazo de fechamento, e permitindo uma melhor gestão do caixa e gestão de custos.

Agradecemos aos clientes, funcionários, fornecedores e, acima de tudo, aos consumidores, cujo apoio e preferência por nossas marcas têm sido fundamentais para darmos prosseguimento ao trabalho de aumento de valor do investimento para os acionistas.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

27 de abril de 2001

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres findos em 31 de março de 2001 e de 2000, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto Brasileiro de Contadores - IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que as mesmas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários.

4. As Informações Trimestrais – ITR contêm, também, informações contábeis relativas ao trimestre findo em 31 de dezembro de 2000. Examinamos essas informações por ocasião de sua preparação, em conexão com o exame das demonstrações financeiras nessa data, sobre as quais emitimos nosso correspondente parecer, sem ressalvas, em 9 de fevereiro de 2001.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 002511

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 AM 7:21

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05
4 - NIRE		
35.300.025.270		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
3 - CEP	4 - MUNICÍPIO			5 - UF
04542-903	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7548	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3847-7337	3847-7332	3847-7670	
15 - E-MAIL				
jsalvio@alpargatas.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Francisco Silvério Morales Cespede				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
4 - CEP	5 - MUNICÍPIO			6 - UF
04542-903	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
	-	-	-	
16 - E-MAIL				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2001	31/12/2001	2	01/04/2001	30/06/2001	1	01/01/2001	31/03/2001

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL-TÉCNICO	12 - CPF DO RESP. TÉCNICO
Wander R. Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2001	2 - TRIMESTRE ANTERIOR 31/03/2001	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2000
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	86.668
6 - Total	86.668	86.668	86.668

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL Industria de Calçados
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO/E	23/03/2001	Dividendo	04/04/2001	ON	0,0066800000
02	AGO/E	23/03/2001	Dividendo	04/04/2001	PN	0,0073500000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
27/07/2001	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2001	4 - 31/03/2001
1	Ativo Total	625.465	633.531
1.01	Ativo Circulante	277.985	296.156
1.01.01	Disponibilidades	85.109	104.886
1.01.01.01	Caixa e Bancos	185	2.056
1.01.01.02	Aplicações Financeiras	84.924	102.830
1.01.02	Créditos	87.333	85.838
1.01.02.01	Clientes	100.898	96.569
1.01.02.02	Adiantamentos sobre contratos de câmbio	(4.834)	(2.539)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.731)	(8.192)
1.01.03	Estoques	54.418	52.877
1.01.03.01	Produtos acabados	29.112	29.339
1.01.03.02	Produtos em processo	8.427	7.504
1.01.03.03	Matérias primas	17.479	15.851
1.01.03.04	Outros	1.331	2.320
1.01.03.05	Provisão para perdas nos estoques	(1.931)	(2.137)
1.01.04	Outros	51.125	52.555
1.01.04.01	Despesa antecipada c/ propaganda	21.100	22.270
1.01.04.02	Despesas antecipadas	4.130	1.240
1.01.04.03	IR/ CSLL Diferidos	16.674	16.674
1.01.04.04	Outros Ativos	9.221	12.371
1.02	Ativo Realizável a Longo Prazo	67.993	66.461
1.02.01	Créditos Diversos	67.993	66.461
1.02.01.01	Contas a rec.p/venda de ativo permanente	199	252
1.02.01.02	Bens destinados á venda	15.497	15.497
1.02.01.03	Impostos a recuperar	22.109	19.421
1.02.01.04	Depósitos compulsórios e outros ativos	2.929	4.032
1.02.01.05	IR/CSLL Diferidos	27.259	27.259
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	279.487	270.914
1.03.01	Investimentos	152.022	146.458
1.03.01.01	Participações em Coligadas	118.322	114.214
1.03.01.02	Participações em Controladas	33.505	32.049
1.03.01.03	Outros Investimentos	195	195
1.03.02	Imobilizado	121.756	118.465
1.03.02.01	Terrenos	3.253	3.253
1.03.02.02	Edficios e Construções	32.597	33.134
1.03.02.03	Maquinismos	54.913	52.741

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2001	4 -31/03/2001
1.03.02.04	Móveis e Utensílios	6.110	7.726
1.03.02.05	Veículos	714	762
1.03.02.06	Marcas e Patentes	10.382	10.779
1.03.02.07	Outros	18.635	14.998
1.03.02.08	Provisão para Perda	(4.848)	(4.928)
1.03.03	Diferido	5.709	5.991

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2001 a 30/06/2001	4 - 01/01/2001 a 30/06/2001	5 - 01/04/2000 a 30/06/2000	6 - 01/01/2000 a 30/06/2000
3.15	Lucro/Prejuízo do Período	10.338	21.344	15.150	30.472
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00555	0,01145	0,00813	0,01635
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 30 de junho de 2001, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

2 Principais práticas contábeis

(a) As informações trimestrais ora apresentadas foram elaboradas com base nos princípios, critérios e métodos uniformes em relação àqueles adotados na elaboração das demonstrações financeiras relativas ao exercício findo em 31 de dezembro de 2000, publicadas em 21 de fevereiro de 2001.

(b) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das empresas controladas, direta ou indiretamente, mencionadas na Nota 3.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais, com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

As demonstrações financeiras das controlada em conjunto, Santista Têxtil S.A., na qual a companhia detém participação de 25%, não estão sendo consolidadas proporcionalmente. Os reflexos dos resultados da Santista Têxtil S.A. no período estão reconhecidos na rubrica de equivalência patrimonial.

3 Investimentos em empresas controladas e coligada

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agríc. Coml. Ltda.	Marnay Trading S.A.	Albrás S.A.	Santista Têxtil S.A.	Total
Informações em 30 de junho de 2001							
Número de ações ou quotas possuídas	207.583	1	25.283		12.000	249.440	
Percentual de participação - %	100	100	100		100	24,94	
Capital social	4.357	55.202	26		86.754	362.530	
Patrimônio líquido	28.549	3.487	341		1.128	474.341	
Lucro líquido do trimestre	2.214	197	15		86	27.668	
Valor contábil do investimento							
31 de junho de 2001	28.549	3.487	341		1.128	118.322	151.827
31 de março de 2001	27.611	3.101	332		1.005	114.214	146.263
Resultado da equivalência patrimonial							
30 de junho de 2001	2.291	778	15		243	6.902	10.229
30 de junho de 2000	2.586	34	12	(21)	(120)	5.559	8.052

A empresa Marnay Trading S.A foi encerrada em dezembro de 2000.

04.01 - NOTAS EXPLICATIVAS

4 Programa de Integração Social - PIS e outros

A Companhia obteve o trânsito em julgado relativo ao indébito do PIS nos moldes da Lei Complementar nº 7/70 em julho de 1997 e recentemente, em 06 de junho 2001, também obteve decisão favorável de parte do acórdão proferido no Mandato de Segurança nº 95.31243-3, o qual reconheceu o direito da Companhia compensar o indébito do PIS apurado no período de abril de 1990 a dezembro de 1995 e acrescido dos juros SELIC com débitos do próprio PIS e da COFINS.

Esses créditos vêm sendo reconhecidos como receita operacional na medida de sua compensação, com os recolhimentos de PIS e COFINS. Em 2001, foram compensados nessas circustâncias créditos do valor de R$ 2.146 (1º Trimestre – R$ 1.009).

A Companhia ainda aguarda o resultado de recursos da Fazenda em relação ao indébito do PIS do período de julho de 1988 a março de 1990, expurgo do Plano Verão e do Plano Collor, que se favoráveis, serão reconhecidos contabilmente quando se verificar a decisão final e irrecorrível da sentença.

Outros processos envolvendo recuperação de tributos e incentivos fiscais serão reconhecidos contabilmente quando se verificar a decisão final irrecorrível e pelos seus valores efetivamente determinados.

04.01 - NOTAS EXPLICATIVAS

5 Financiamentos

	Indexador e taxa média anual de juros e comissões	Controladora		Consolidado	
		30 de junho de 2001	31 de março de 2001	30 de junho de 2001	31 de março de 2001
Moeda estrangeira **Controladora** (30/06/01-US$ 24,729 mil; 31/03/01-US$ 27,873 mil) **Consolidado** (31/03/01-US$ 27,306 mil; 31/03/01-US$ 30,385 mil)	Variação cambial e juros de 4,95% a 7,52%	56.997	60.250	62.937	65.681
Moeda nacional	taxa de juros a longo prazo - TJLP e juros de 1,0% a 4,0%	10.607	12.370	10.607	12.370
		67.604	72.620	73.544	78.051
Passivo circulante		17.918	22.683	23.858	28.114
Exigível a longo prazo		49.686	49.937	49.686	49.937

Os empréstimos estão garantidos por avais e imóveis das companhias.

6 Provisão para contingências

A Companhia vem mantendo provisões para contingências referentes a questões de natureza trabalhista, cível de acordo com a avaliação dos riscos esperados pela administração, apoiada por seus consultores jurídicos.

7 Instrumentos financeiros

A Companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada por meio de estratégias predefinidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 30 de junho de 2001 refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 25% do capital total (igual a 45% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia, por não terem ocorrido recentemente negociações das ações ordinárias de sua emissão em bolsa de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos equivale, aproximadamente, ao seu valor de mercado.

8 Patrimônio líquido

(a) Capital social

O capital integralizado é de R$ 273.510, representado por 1.950.251.236 ações escriturais, sem valor nominal, sendo 920.979.463 ações ordinárias e 1.029.271.773 ações preferenciais.

(b) Ações em tesouraria

A companhia possui em tesouraria 86.668.847 ações preferenciais, as quais foram adquiridas a partir de 1994, conforme as deliberações do Conselho de administração. Os recursos aplicados nas aquisições foram originados da reserva de capital.

(c) Os acionistas têm assegurado, em cada exercício, dividendos não inferiores a 25% do lucro líquido, calculados nos termos da lei societária e do estatuto social. Em 30 de junho foram provisionados dividendos no montante de R$ 4.270 como antecipação de dividendo anual, aprovados pelo Conselho de Administração "ad referendum" da Assembléia Geral Ordinária.

(d) As reservas de lucro foram constituídas conforme o estatuto da companhia e legislação pertinente. Estão destinadas principalmente ao reforço do capital de giro e novos investimentos.

9 Imposto de renda e contribuição social diferidos

Atendendo à Deliberação CVM nº. 273, de 20 de agosto de 1998, a companhia vem contabilizando no ativo circulante e realizável a longo prazo o imposto de renda e a contribuição social diferidos sobre os prejuízos fiscais e base de cálculo negativa da contribuição social e diferenças temporais.

04.01 - NOTAS EXPLICATIVAS

A Companhia estará ajustando periodicamente estes impostos diferidos de acordo com as suas perspectivas de realizações.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2001	4 - 31/03/2001
1	Ativo Total	613.440	621.034
1.01	Ativo Circulante	293.897	310.071
1.01.01	Disponibilidades	89.958	108.621
1.01.01.01	Caixa e Bancos	770	2.477
1.01.01.02	Aplicações Financeiras	89.188	106.144
1.01.02	Créditos	92.386	90.720
1.01.02.01	Clientes	106.243	101.729
1.01.02.02	Adiantamentos sobre contratos de câmbio	(4.834)	(2.539)
1.01.02.03	Provisão p/contas de realização duvidosa	(9.023)	(8.470)
1.01.03	Estoques	57.199	55.264
1.01.03.01	Produtos acabados	29.514	29.667
1.01.03.02	Produtos em processo	8.867	8.045
1.01.03.03	Matérias primas	18.768	16.730
1.01.03.04	Outros	2.082	2.956
1.01.03.05	Provisão para perdas nos estoques	(2.032)	(2.134)
1.01.04	Outros	54.354	55.466
1.01.04.01	Ctas rec. venda de ativo permanente	0	0
1.01.04.02	Despesas antecipadas	4.160	5.437
1.01.04.03	Desp. antecipada propaganda	21.100	18.118
1.01.04.04	Outros ativos	12.420	15.237
1.01.04.05	IR/ CSLL diferidos	16.674	16.674
1.02	Ativo Realizável a Longo Prazo	68.643	67.109
1.02.01	Créditos Diversos	68.643	67.109
1.02.01.01	Contas a rec.p/venda de ativo permanente	0	0
1.02.01.02	Bens destinados a venda	15.497	15.497
1.02.01.03	Depósitos compulsórios e outros ativos	3.256	4.410
1.02.01.04	Impostos a recuperar	22.631	19.943
1.02.01.05	Clientes	0	0
1.02.01.06	IR/ CSLL diferidos	27.259	27.259
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	250.900	243.854
1.03.01	Investimentos	118.782	114.665
1.03.01.01	Participações em Coligadas	118.586	114.469
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	196	196
1.03.02	Imobilizado	126.333	123.117
1.03.02.01	Terrenos	3.729	3.730

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2001	4 -31/03/2001
1.03.02.02	Edifícios e Construções	35.064	35.653
1.03.02.03	Maquinismos	56.672	56.210
1.03.02.04	Móveis e Utensílios	6.367	6.381
1.03.02.05	Veículos	720	769
1.03.02.06	Marcas e Patentes	10.382	10.779
1.03.02.07	Outros	18.824	15.099
1.03.02.08	Provisão para Perda	(5.425)	(5.504)
1.03.03	Diferido	5.785	6.072

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2001	4 - 31/03/2001
2	Passivo Total	613.440	621.034
2.01	Passivo Circulante	118.857	132.922
2.01.01	Empréstimos e Financiamentos	23.858	28.114
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	13.390	13.912
2.01.04	Impostos, Taxas e Contribuições	23.050	23.711
2.01.04.01	ICMS	1.088	3.029
2.01.04.02	COFINS	21.537	20.087
2.01.04.03	Imposto na fonte a recolher	34	212
2.01.04.04	Outros	391	383
2.01.05	Dividendos a Pagar	4.270	13.080
2.01.05.01	Dividendos a pagar	0	13.080
2.01.05.02	Dividendos propostos	4.270	0
2.01.06	Provisões	10.815	11.801
2.01.06.01	Provisão para reestruturação de negócios	1.393	1.270
2.01.06.02	Provisão para contingências	9.422	10.531
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	43.474	42.304
2.01.08.01	Salários e encargos sociais	21.410	22.799
2.01.08.02	Contas a pagar	22.064	19.505
2.02	Passivo Exigível a Longo Prazo	76.009	75.606
2.02.01	Empréstimos e Financiamentos	49.686	49.937
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	26.323	25.669
2.02.05.01	IR/ CSLL Diferidos	3.190	3.190
2.02.05.02	Provisão p/ IR e CSLL a Pagar	23.129	22.474
2.02.05.03	Outros	4	5
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	418.574	412.506
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	121.352	125.622
2.05.04.01	Legal	7.327	7.328

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2001	4 -31/03/2001
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	114.025	118.294
2.05.04.07.01	Outras reservas de Lucro	118.295	118.294
2.05.04.07.02	Dividendos antecipados	(4.270)	0
2.05.05	Lucros/Prejuízos Acumulados	21.344	11.006

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2001 a 30/06/2001	4 - 01/01/2001 a 30/06/2001	5 - 01/04/2000 a 30/06/2000	6 - 01/01/2000 a 30/06/2000
3.01	Receita Bruta de Vendas e/ou Serviços	174.946	341.497	171.249	333.208
3.02	Deduções da Receita Bruta	(27.395)	(53.733)	(27.110)	(52.972)
3.03	Receita Líquida de Vendas e/ou Serviços	147.551	287.764	144.139	280.236
3.04	Custo de Bens e/ou Serviços Vendidos	(94.153)	(179.926)	(89.307)	(172.267)
3.05	Resultado Bruto	53.398	107.838	54.832	107.969
3.06	Despesas/Receitas Operacionais	(43.237)	(86.752)	(39.465)	(77.353)
3.06.01	Com Vendas	(42.020)	(80.182)	(36.677)	(72.181)
3.06.02	Gerais e Administrativas	(11.041)	(20.342)	(10.497)	(18.920)
3.06.03	Financeiras	458	(1.309)	3.635	10.407
3.06.03.01	Receitas Financeiras	8.802	17.886	10.501	18.494
3.06.03.02	Despesas Financeiras	(8.344)	(19.195)	(6.866)	(8.087)
3.06.04	Outras Receitas Operacionais	10.787	18.669	10.565	18.424
3.06.05	Outras Despesas Operacionais	(5.537)	(10.505)	(9.946)	(20.654)
3.06.05.01	Amortização de diferido, ágio e deságio	(1.225)	(2.452)	(1.246)	(2.528)
3.06.05.02	Outras despesas operacionais	(4.312)	(8.053)	(8.700)	(18.126)
3.06.06	Resultado da Equivalência Patrimonial	4.116	6.917	3.455	5.571
3.07	Resultado Operacional	10.161	21.086	15.367	30.616
3.08	Resultado Não Operacional	284	472	(16)	57
3.08.01	Receitas	340	726	464	642
3.08.02	Despesas	(56)	(254)	(480)	(585)
3.09	Resultado Antes Tributação/Participações	10.445	21.558	15.351	30.673
3.10	Provisão para IR e Contribuição Social	(107)	(214)	(201)	(201)
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2001 a 30/06/2001	4 - 01/01/2001 a 30/06/2001	5 - 01/04/2000 a 30/06/2000	6 - 01/01/2000 a 30/06/2000
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	10.338	21.344	15.150	30.472
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00555	0,01145	0,00813	0,01635
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Senhores Acionistas,

Com o sucesso da implementação das estratégias operacionais, comerciais e mercadológicas, o faturamento bruto da Companhia superou o do primeiro semestre de 2000.

Em Calçados e Artigos Esportivos, desenvolvemos e lançamos 39 novos modelos e avançamos na implantação do Toyota Production System nas unidades industriais deste negócio. Com forte presença na mídia, os novos lançamentos de **Rainha**, **Topper e Mizuno** ocuparam maiores espaços nas principais vitrines do comércio de calçados. **Mizuno** destacou-se pelo lançamento do selo da Sociedade de Medicina do Esporte, que garante ao consumidor segurança em qualquer prática esportiva. A Ultramaratona **Mizuno**, realizada no Parque Taquaral em Campinas, foi um sucesso de público.

No negócio de Sandálias o volume comercializado de **Havaianas**, marca líder no mercado nacional, acumulou, até junho, aproximadamente 58 milhões de pares, 8,0% superior ao mesmo período do ano anterior. Alcançamos no mês de maio o recorde de produção de sandálias, com 452.000 pares fabricados em um único dia. As **Havaianas** estiveram presentes no São Paulo Fashion Week e os nossos clientes e o público em geral puderam personalizar pares das legítimas **Havaianas**, pintando-as ao seu gosto. Esta iniciativa diferenciou a marca e obteve destaque na mídia.

As receitas de exportação de Lonas e Coberturas cresceram 93,0% e as vendas no mercado doméstico 2,4% comparativamente ao primeiro semestre do ano anterior. A participação de nossos produtos em feiras, exposições e em revistas especializadas foi de fundamental importância para o crescimento das vendas.

Timberland teve o conhecimento da marca ampliado no segmento "outdoor wear", com crescimento de 30,0% nas suas receitas.

O faturamento médio por loja de nossa rede **Meggashop**, outlets de fábrica para venda de produtos de ponta de estoque, cresceu 5,0% no primeiro semestre, com destaque para o mês de junho, onde o faturamento médio por loja foi 11,8% maior que no mesmo mês de 2000.

A empresa vem incrementando sua presença no mercado externo com o crescimento de 129% nas exportações em comparação com os seis primeiros meses de 2000.

Contribuindo com o programa de racionamento de energia do Governo Federal, adotamos medidas de controle dos gastos de energia elétrica em nossas unidades fabris, que

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

permitiram atingir a meta de redução de consumo da rede pública de 15% definida para o nosso setor, sem prejudicar a capacidade produtiva das fábricas.

Resumimos a seguir os principais indicadores do desempenho da Companhia, acumulados no primeiro semestre deste ano:

- As vendas brutas aumentaram 2,5% e totalizaram R$ 341,5 milhões;
- A margem bruta foi de 37,5 %;
- O lucro operacional, antes da despesa com a variação cambial, foi de R$ 33,4 milhões, 8,2 % superior ao primeiro semestre de 2000;
- O lucro líquido acumulou R$ 21,3 milhões, 7,4 % das vendas líquidas;
- A posição financeira líquida em 30 de junho ficou positiva em R$ 16,4 milhões;
- A Santista Têxtil, nossa controlada em conjunto, contribuiu com equivalência patrimonial positiva de R$ 6,9 milhões;
- A valorização das ações preferenciais da São Paulo Alpargatas, acumulada nos seis meses de 2001, foi de 4,0 % comparado com a variação negativa de 10% do índice IBOVESPA;
- Os bom desempenho da Companhia permitirá a antecipação de dividendos referentes ao resultado do ano de 2001 no valor de R$ 4,3 milhões.

Agradecemos aos clientes, funcionários, fornecedores e, acima de tudo, aos consumidores, cujo apoio e preferência por nossas marcas têm sido fundamentais para darmos continuidade ao trabalho de aumento do valor de nossa companhia.

São Paulo, 03 de agosto de 2001
CONSELHO DE ADMINISTRAÇÃO

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

27 de julho de 2001

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres e períodos findos em 30 de junho de 2001 e 31 de março de 2001 e de 30 junho 2000, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - Ibracon, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que estas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 002511

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 AM 7:21

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05
4 - NIRE		
35.300.025.270		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
3 - CEP	4 - MUNICÍPIO			5 - UF
04542-903	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7548	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3847-7337	3847-7332	3847-7670	
15 - E-MAIL				
jsalvio@alpargatas.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Francisco Silvério Morales Cespede				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
4 - CEP	5 - MUNICÍPIO			6 - UF
04542-903	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
	-	-	-	
16 - E-MAIL				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2001	31/12/2001	3	01/07/2001	30/09/2001	2	01/04/2001	30/06/2001

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Wander R. Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2001	2 - TRIMESTRE ANTERIOR 30/06/2001	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2000
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	86.668
6 - Total	86.668	86.668	86.668

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL Industria de calçados
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	03/08/2001	Dividendo	05/09/2001	ON	0,0021800000
02	AGO	03/08/2001	Dividendo	05/09/2001	PN	0,0024000000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1 - ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
08/11/2001	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2001	4 - 30/06/2001
1	Ativo Total	661.415	625.465
1.01	Ativo Circulante	305.533	277.985
1.01.01	Disponibilidades	82.793	85.109
1.01.01.01	Caixa e Bancos	1.652	185
1.01.01.02	Aplicações Financeiras	81.141	84.924
1.01.02	Créditos	104.309	87.333
1.01.02.01	Clientes	115.899	100.898
1.01.02.02	Adiantamentos sobre contratos de câmbio	(3.821)	(4.834)
1.01.02.03	Provisão p/contas de realização duvidosa	(7.769)	(8.731)
1.01.03	Estoques	63.738	54.418
1.01.03.01	Produtos acabados	33.515	29.112
1.01.03.02	Produtos em processo	11.597	8.427
1.01.03.03	Matérias primas	19.869	17.479
1.01.03.04	Outros	113	1.331
1.01.03.05	Provisão para perdas nos estoques	(1.356)	(1.931)
1.01.04	Outros	54.693	51.125
1.01.04.01	Despesa antecipada c/ propaganda	9.680	21.100
1.01.04.02	Despesas antecipadas	3.106	4.130
1.01.04.03	IR/ CSLL Diferidos	30.641	16.674
1.01.04.04	Outros Ativos	11.266	9.221
1.02	Ativo Realizável a Longo Prazo	66.741	67.993
1.02.01	Créditos Diversos	66.741	67.993
1.02.01.01	Contas a rec.p/venda de ativo permanente	199	199
1.02.01.02	Bens destinados á venda	15.705	15.497
1.02.01.03	Impostos a recuperar	25.638	22.109
1.02.01.04	Depósitos compulsórios e outros ativos	3.399	2.929
1.02.01.05	IR/CSLL Diferidos	21.800	27.259
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	289.141	279.487
1.03.01	Investimentos	158.843	152.022
1.03.01.01	Participações em Coligadas	123.998	118.322
1.03.01.02	Participações em Controladas	34.649	33.505
1.03.01.03	Outros Investimentos	196	195
1.03.02	Imobilizado	122.339	121.756
1.03.02.01	Terrenos	3.263	3.253
1.03.02.02	Edificios e Construções	32.074	32.597
1.03.02.03	Maquinismos	55.737	54.913

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2001	4 -30/06/2001
1.03.02.04	Móveis e Utensílios	6.994	6.110
1.03.02.05	Veículos	3.340	714
1.03.02.06	Marcas e Patentes	9.941	10.382
1.03.02.07	Outros	15.838	18.635
1.03.02.08	Provisão para Perda	(4.848)	(4.848)
1.03.03	Diferido	7.959	5.709

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2001	4 - 30/06/2001
2	Passivo Total	661.415	625.465
2.01	Passivo Circulante	120.905	111.298
2.01.01	Empréstimos e Financiamentos	17.066	17.918
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	17.253	13.280
2.01.04	Impostos, Taxas e Contribuições	27.695	23.153
2.01.04.01	ICMS	2.463	1.288
2.01.04.02	COFINS a recolher	24.549	21.459
2.01.04.03	Impostos na fonte a recolher	266	31
2.01.04.04	Outros	417	375
2.01.05	Dividendos a Pagar	0	4.270
2.01.05.01	Dividendos a pagar	0	0
2.01.05.02	Dividendos propostos	0	4.270
2.01.06	Provisões	10.271	10.815
2.01.06.01	Provisões p/ reestruturação de negócios	1.445	1.393
2.01.06.02	Provisões para contingência	8.826	9.422
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	48.620	41.862
2.01.08.01	Salários e encargos sociais	23.333	21.061
2.01.08.02	Contas a pagar	25.287	20.801
2.02	Passivo Exigível a Longo Prazo	111.909	95.593
2.02.01	Empréstimos e Financiamentos	56.343	49.686
2.02.02	Debêntures	0	0
2.02.03	Provisões	33.285	23.129
2.02.03.01	Provisão de IR/ CSLL a Pagar	25.099	23.129
2.02.03.02	Provisão Multa/Juros IR e CSLL	8.186	0
2.02.04	Dívidas com Pessoas Ligadas	19.718	19.588
2.02.05	Outros	2.563	3.190
2.02.05.01	IR/ CSLL Diferidos	2.563	3.190
2.02.05.02	Outros	0	0
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	428.601	418.574
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	121.352	121.352
2.05.04.01	Legal	7.327	7.327

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2001	4 -30/06/2001
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	114.025	114.025
2.05.04.07.01	Outras Reservas de Lucro	118.295	118.295
2.05.04.07.02	Dividendos antecipados	(4.270)	(4.270)
2.05.05	Lucros/Prejuízos Acumulados	31.371	21.344

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2001 a 30/09/2001	4 - 01/01/2001 a 30/09/2001	5 - 01/07/2000 a 30/09/2000	6 - 01/01/2000 a 30/09/2000
3.01	Receita Bruta de Vendas e/ou Serviços	176.486	505.656	159.633	482.481
3.02	Deduções da Receita Bruta	(28.366)	(80.415)	(25.870)	(77.366)
3.03	Receita Líquida de Vendas e/ou Serviços	148.120	425.241	133.763	405.115
3.04	Custo de Bens e/ou Serviços Vendidos	(91.683)	(264.654)	(81.304)	(248.406)
3.05	Resultado Bruto	56.437	160.587	52.459	156.709
3.06	Despesas/Receitas Operacionais	(47.959)	(131.219)	(36.240)	(110.078)
3.06.01	Com Vendas	(43.468)	(123.020)	(37.592)	(109.153)
3.06.02	Gerais e Administrativas	(10.258)	(29.846)	(8.688)	(26.922)
3.06.03	Financeiras	(5.556)	(7.103)	3.683	14.299
3.06.03.01	Receitas Financeiras	10.538	27.820	8.387	26.837
3.06.03.02	Despesas Financeiras	(16.094)	(34.923)	(4.704)	(12.538)
3.06.04	Outras Receitas Operacionais	13.481	31.933	11.106	29.472
3.06.05	Outras Despesas Operacionais	(8.979)	(20.233)	(8.844)	(29.921)
3.06.05.01	Amortizaçao de diferido	(1.310)	(3.752)	(1.136)	(3.663)
3.06.05.02	Outras despesas operacionais	(7.669)	(16.481)	(7.708)	(26.258)
3.06.06	Resultado da Equivalência Patrimonial	6.821	17.050	4.095	12.147
3.07	Resultado Operacional	8.478	29.368	16.219	46.631
3.08	Resultado Não Operacional	343	797	855	915
3.08.01	Receitas	473	1.181	2.684	3.326
3.08.02	Despesas	(130)	(384)	(1.829)	(2.411)
3.09	Resultado Antes Tributação/Participações	8.821	30.165	17.074	47.546
3.10	Provisão para IR e Contribuição Social	1.206	1.206	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2001 a 30/09/2001	4 - 01/01/2001 a 30/09/2001	5 - 01/07/2000 a 30/09/2000	6 - 01/01/2000 a 30/09/2000
3.15	Lucro/Prejuízo do Período	10.027	31.371	17.074	47.546
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00538	0,01683	0,00916	0,02551
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 30 de setembro de 2001, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

2 Principais práticas contábeis

(a) As informações trimestrais ora apresentadas foram elaboradas com base nos princípios, critérios e métodos uniformes em relação àqueles adotados na elaboração das demonstrações financeiras relativas ao exercício findo em 31 de dezembro de 2000, publicadas em 21 de fevereiro de 2001.

(b) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das empresas controladas, direta ou indiretamente, mencionadas na Nota 3.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais, com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

As demonstrações-financeiras da controlada em conjunto, Santista Têxtil S.A., na qual a companhia detém participação de 25%, não estão sendo consolidadas proporcionalmente. Os reflexos dos resultados da Santista Têxtil S.A. no período estão reconhecidos na rubrica de equivalência patrimonial.

3 Investimentos em empresas controladas e coligada

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agric. Coml. Ltda.	Marnay Trading S.A.	Albrás S.A.	Santista Têxtil S.A.	Total
Informações em 30 de setembro de 2001							
Número de ações ou quotas possuídas	207.583	1	25.283		12.000	249.440	
Percentual de participação - %	100	100	100		100	24,94	
Capital social	4.357	63.978	26		100.536	362.530	
Patrimônio líquido	29.145	3.862	353		1.289	497.100	
Lucro líquido do trimestre	2.810	49	28		81	50.428	
Valor contábil do investimento							
30 de setembro de 2001	29.145	3.862	353		1.289	123.998	158.647
30 de junho de 2001	28.549	3.487	341		1.128	118.322	151.827
Resultado da equivalência patrimonial							
30 de setembro de 2001	2.886	1.153	27		404	12.580	17.050
30 de setembro de 2000	3.699	143	19	(20)	(156)	8.461	12.147

A empresa Marnay Trading S.A foi encerrada em dezembro de 2000.

04.01 - NOTAS EXPLICATIVAS

4 Programa de Integração Social - PIS e outros

A Companhia obteve o trânsito em julgado relativo ao indébito do PIS nos moldes da Lei Complementar nº 7/70 em julho de 1997 e recentemente, em 06 de junho 2001, também obteve decisão favorável de parte do acórdão proferido no Mandato de Segurança nº 95.31243-3, o qual reconheceu o direito da Companhia compensar o indébito do PIS apurado no período de abril de 1990 a dezembro de 1995 e acrescido dos juros SELIC com débitos do próprio PIS e da COFINS.

Esses créditos vêm sendo reconhecidos como receita operacional na medida de sua compensação, com os recolhimentos de PIS e COFINS. Em 2001, foram compensados nessas circunstâncias créditos do valor de R$ 6.925 (2º Trimestre – R$ 2.146).

A Companhia ainda aguarda o resultado de recursos da Fazenda em relação ao indébito do PIS do período de julho de 1988 a março de 1990, expurgo do Plano Verão e do Plano Collor, que se favoráveis, serão reconhecidos contabilmente quando se verificar a decisão final e irrecorrível da sentença.

Outros processos envolvendo recuperação de tributos e incentivos fiscais serão reconhecidos contabilmente quando se verificar a decisão final irrecorrível e pelos seus valores efetivamente determinados.

04.01 - NOTAS EXPLICATIVAS

5 Financiamentos

	Indexador e taxa média anual de juros e comissões	Controladora 30 de setembro de 2001	Controladora 30 de junho de 2001	Consolidado 30 de setembro de 2001	Consolidado 30 de junho de 2001
Moeda estrangeira **Controladora** (30/09/01-US$ 24,326 mil; 30/06/01-US$ 24,729 mil) **Consolidado** (30/09/01-US$ 26,745 mil; 30/06/01-US$ 27,306 mil)	Variação cambial e juros de 4,95% a 7,52%	65.852	56.997	72.401	62.937
Moeda nacional	taxa de juros a longo prazo - TJLP e juros de 1,0% a 4,0%	7.557	10.607	7.557	10.607
		73.409	67.604	79.958	73.544
Passivo circulante		17.066	17.918	23.615	23.858
Exigível a longo prazo		56.343	49.686	56.343	49.686

Os empréstimos estão garantidos por avais e imóveis das companhias.

6 Provisão para contingências

A Companhia vem mantendo provisões para contingências referentes a questões de natureza trabalhista e cível, de acordo com a avaliação dos riscos esperados pela administração, apoiada por seus consultores jurídicos.

7 Instrumentos financeiros

A Companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada por meio de estratégias predefinidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 30 de setembro de 2001 refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 25% do capital total (igual a 45% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia, por não terem ocorrido recentemente negociações das ações ordinárias de sua emissão em bolsa de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos equivale, aproximadamente, ao seu valor de mercado.

8 Patrimônio líquido

(a) Capital social

O capital integralizado é de R$ 273.510, representado por 1.950.251.236 ações escriturais, sem valor nominal, sendo 920.979.463 ações ordinárias e 1.029.271.773 ações preferenciais.

(b) Ações em tesouraria

A companhia possui em tesouraria 86.668.847 ações preferenciais, as quais foram adquiridas a partir de 1994, conforme as deliberações do Conselho de administração. Os recursos aplicados nas aquisições foram originados da reserva de capital.

(c) Os acionistas têm assegurado, em cada exercício, dividendos não inferiores a 25% do lucro líquido, calculados nos termos da lei societária e do estatuto social. Em 05 de setembro de 2001 foram pagos R$ 4.270 como antecipação de dividendo anual, aprovados pelo Conselho de Administração "ad referendum" da Assembléia Geral Ordinária.

(d) As reservas de lucro foram constituídas conforme o estatuto da companhia e legislação pertinente. Estão destinadas principalmente ao reforço do capital de giro e novos investimentos.

9 Imposto de renda e contribuição social diferidos

Atendendo à Deliberação CVM nº. 273, de 20 de agosto de 1998, a companhia vem contabilizando no ativo circulante e realizável a longo prazo o imposto de renda e a contribuição social diferidos sobre os prejuízos fiscais e base de cálculo negativa da contribuição social e diferenças temporais.

04.01 - NOTAS EXPLICATIVAS

A Companhia estará ajustando periodicamente estes impostos diferidos de acordo com as suas perspectivas de realizações.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2001	4 - 30/06/2001
1	Ativo Total	647.595	613.440
1.01	Ativo Circulante	320.846	293.897
1.01.01	Disponibilidades	88.856	89.958
1.01.01.01	Caixa e Bancos	2.669	770
1.01.01.02	Aplicações Financeiras	86.187	89.188
1.01.02	Créditos	107.761	92.386
1.01.02.01	Clientes	119.689	106.243
1.01.02.02	Adiantamentos sobre contratos de câmbio	(3.821)	(4.834)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.107)	(9.023)
1.01.03	Estoques	66.616	57.199
1.01.03.01	Produtos acabados	34.019	29.514
1.01.03.02	Produtos em processo	9.647	8.867
1.01.03.03	Matérias primas	21.036	18.768
1.01.03.04	Outros	3.271	2.082
1.01.03.05	Provisão para perdas nos estoques	(1.357)	(2.032)
1.01.04	Outros	57.613	54.354
1.01.04.01	Ctas rec. venda de ativo permanente	0	0
1.01.04.02	Despesas antecipadas	3.135	4.160
1.01.04.03	Desp. antecipada propaganda	9.680	21.100
1.01.04.04	Outros ativos	14.157	12.420
1.01.04.05	IR/ CSLL diferidos	30.641	16.674
1.02	Ativo Realizável a Longo Prazo	67.399	68.643
1.02.01	Créditos Diversos	67.399	68.643
1.02.01.01	Contas a rec.p/venda de ativo permanente	0	0
1.02.01.02	Bens destinados a venda	15.705	15.497
1.02.01.03	Depósitos compulsórios e outros ativos	3.734	3.256
1.02.01.04	Impostos a recuperar	26.160	22.631
1.02.01.05	Clientes	0	0
1.02.01.06	IR/ CSLL diferidos	21.800	27.259
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	259.350	250.900
1.03.01	Investimentos	124.470	118.782
1.03.01.01	Participações em Coligadas	124.274	118.586
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	196	196
1.03.02	Imobilizado	126.850	126.333
1.03.02.01	Terrenos	3.739	3.729

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2001	4 -30/06/2001
1.03.02.02	Edifícios e Construções	34.486	35.064
1.03.02.03	Maquinismos	57.406	56.672
1.03.02.04	Móveis e Utensílios	7.235	6.367
1.03.02.05	Veículos	3.346	720
1.03.02.06	Marcas e Patentes	9.941	10.382
1.03.02.07	Outros	16.122	18.824
1.03.02.08	Provisão para Perda	(5.425)	(5.425)
1.03.03	Diferido	8.030	5.785

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2001	4 - 30/06/2001
2	Passivo Total	647.595	613.440
2.01	Passivo Circulante	126.803	118.857
2.01.01	Empréstimos e Financiamentos	23.615	23.858
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	15.035	13.390
2.01.04	Impostos, Taxas e Contribuições	27.687	23.050
2.01.04.01	ICMS	2.339	1.088
2.01.04.02	COFINS	24.637	21.537
2.01.04.03	Imposto na fonte a recolher	276	34
2.01.04.04	Outros	435	391
2.01.05	Dividendos a Pagar	0	4.270
2.01.05.01	Dividendos a pagar	0	0
2.01.05.02	Dividendos propostos	0	4.270
2.01.06	Provisões	10.271	10.815
2.01.06.01	Provisão para reestruturação de negócios	1.445	1.393
2.01.06.02	Provisão para contingências	8.826	9.422
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	50.195	43.474
2.01.08.01	Salários e encargos sociais	23.854	21.410
2.01.08.02	Contas a pagar	26.341	22.064
2.02	Passivo Exigível a Longo Prazo	92.191	76.009
2.02.01	Empréstimos e Financiamentos	56.343	49.686
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	35.848	26.323
2.02.05.01	IR/ CSLL Diferidos	2.563	3.190
2.02.05.02	Provisão p/ IR e CSLL a Pagar	33.285	23.129
2.02.05.03	Outros	0	4
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	428.601	418.574
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	121.352	121.352
2.05.04.01	Legal	7.327	7.327

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2001	4 -30/06/2001
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	114.025	114.025
2.05.04.07.01	Outras reservas de Lucro	118.295	118.295
2.05.04.07.02	Dividendos antecipados	(4.270)	(4.270)
2.05.05	Lucros/Prejuízos Acumulados	31.371	21.344

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2001 a 30/09/2001	4 - 01/01/2001 a 30/09/2001	5 - 01/07/2000 a 30/09/2000	6 - 01/01/2000 a 30/09/2000
3.01	Receita Bruta de Vendas e/ou Serviços	180.520	522.017	165.476	498.684
3.02	Deduções da Receita Bruta	(29.147)	(82.880)	(26.724)	(79.696)
3.03	Receita Líquida de Vendas e/ou Serviços	151.373	439.137	138.752	418.988
3.04	Custo de Bens e/ou Serviços Vendidos	(93.344)	(273.270)	(85.005)	(257.272)
3.05	Resultado Bruto	58.029	165.867	53.747	161.716
3.06	Despesas/Receitas Operacionais	(48.310)	(135.062)	(37.528)	(114.881)
3.06.01	Com Vendas	(44.182)	(124.364)	(37.845)	(110.026)
3.06.02	Gerais e Administrativas	(10.673)	(31.015)	(9.004)	(27.924)
3.06.03	Financeiras	(4.423)	(5.732)	4.055	14.462
3.06.03.01	Receitas Financeiras	10.628	28.514	10.503	27.412
3.06.03.02	Despesas Financeiras	(15.051)	(34.246)	(6.448)	(12.950)
3.06.04	Outras Receitas Operacionais	13.656	32.325	11.111	29.535
3.06.05	Outras Despesas Operacionais	(8.378)	(18.883)	(8.755)	(29.409)
3.06.05.01	Amortização de diferido, ágio e deságio	(1.315)	(3.767)	(1.138)	(3.666)
3.06.05.02	Outras despesas operacionais	(7.063)	(15.116)	(7.617)	(25.743)
3.06.06	Resultado da Equivalência Patrimonial	5.690	12.607	2.910	8.481
3.07	Resultado Operacional	9.719	30.805	16.219	46.835
3.08	Resultado Não Operacional	231	703	855	912
3.08.01	Receitas	473	1.199	2.684	3.326
3.08.02	Despesas	(242)	(496)	(1.829)	(2.414)
3.09	Resultado Antes Tributação/Participações	9.950	31.508	17.074	47.747
3.10	Provisão para IR e Contribuição Social	77	(137)	0	(201)
3.10.01	Provisão para IR e Contribuição Social	0	(214)	0	0
3.10.02	Incentivo Fiscal	77	77	0	0
3.11	IR Diferido	0	0	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2001 a 30/09/2001	4 - 01/01/2001 a 30/09/2001	5 - 01/07/2000 a 30/09/2000	6 - 01/01/2000 a 30/09/2000
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	10.027	31.371	17.074	47.546
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00538	0,01683	0,00916	0,02551
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Senhores Acionistas,

Os resultados operacionais do terceiro trimestre de 2001 superaram os do mesmo período do ano anterior. As estratégias operacionais, comerciais e mercadológicas em prática têm permitido a São Paulo Alpargatas manter a liderança na fabricação e comercialização de calçados no Brasil.

❑ Unidades de Negócio:

❑ Sandálias e Grandes Volumes:

- comercializados até setembro 87 milhões de pares de Havaianas, 11% acima do mesmo período do ano anterior;
- atingido em setembro o recorde de 11,7 milhões de sandálias entregues;
- relançada a marca de calçados **Conga**, com design atual e nova tecnologia;
- iniciada a produção das botas **Sete Léguas Tech**, as primeiras botas de proteção e segurança em PVC produzidas no Brasil.

❑ Calçados e Artigos Esportivos:

- a atleta Jackeline Silva, patrocinada pela marca **Rainha**, recebeu o prêmio de melhor esportista do século em vôlei de praia;
- a Maratona de Revezamento Pão de Açúcar contribuiu para impulsionar as vendas da linha **Mizuno Wave**;
- participação de atletas **Mizuno** na Meia Maratona Internacional do Rio de Janeiro;
- ações de divulgação e comunicação, tais como o patrocínio de campeonatos e eventos esportivos em todo Brasil, em conjunto com uma forte presença na mídia, reforçaram as marcas **Rainha, Topper e Mizuno** na cabeça do consumidor;
- lançados 25 novos modelos das marcas **Rainha, Topper e Mizuno**, reforçando nossa presença nos varejos formadores de opinião;
- lançada por **Topper** a camisa III do Corinthians;
- apresentado o "Caso Alpargatas" no "III Lean Summit", evento de âmbito internacional, realizado em Curitiba, destinado ao intercâmbio de empresas que estão implementando a "Produção Enxuta".

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- **Lonas e Coberturas:**

- aumento da participação de mercado, com ênfase para o segmento de lonas decorativas;
- o produto ***polilight***, da linha **Night and Day**, que permite a passagem da luz natural, continua um grande destaque de vendas.

- **Timberland:**

- faturamento foi 30,4% superior ao terceiro trimestre de 2000;
- lançamento da Coleção Verão 2002 colocou no mercado 25 novos modelos de calçados.

- **Meggashop:**

- vendas acumuladas até setembro aumentaram 16% em relação ao mesmo período de 2000;
- faturamento médio por loja cresceu 4% e a venda média por cliente cresceu 15%.

- **Exportações:**

- as exportações até setembro aumentaram 130% com relação ao mesmo período do ano anterior.

- **Energia Elétrica:**

- Implementadas ações de racionalização de uso de Energia Elétrica, permitindo superar a economia determinada pela Câmara de Gestão da Crise Energética.

- **Principais Indicadores de Desempenho:**

- As vendas brutas aumentaram 4,7% e totalizaram R$ 522,0 milhões;
- O lucro bruto aumentou 2,6% e a margem bruta foi de 37,7 % das vendas líquidas;
- A Santista Têxtil contribuiu com equivalência patrimonial positiva de R$ 12,6 milhões;
- O lucro operacional, antes da despesa com a variação cambial, foi de R$ 54,9 milhões, 13,5% superior ao acumulado até setembro de 2000;
- O lucro líquido alcançou R$ 31,4 milhões, 7,1 % das vendas líquidas;
- A posição financeira líquida em 30 de setembro ficou positiva em R$ 8,9 milhões;
- Foram pagos, a título de adiantamento, R$ 4,3 milhões de dividendos em setembro.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Agradecemos aos clientes, funcionários, fornecedores e, acima de tudo, aos consumidores, cujo apoio e preferência por nossas marcas têm sido fundamentais para darmos continuidade ao trabalho de aumento do valor de nossa Companhia.

São Paulo, 09 de novembro de 2001
CONSELHO DE ADMINISTRAÇÃO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

8 de novembro de 2001

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres e períodos findos em 30 de setembro e 30 de junho de 2001 e 30 de setembro 2000, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que estas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 002511

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 AM 7:21

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05
4 - NIRE		
35.300.025.270		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
3 - CEP	4 - MUNICÍPIO			5 - UF
04542-903	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7599	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3847-7337	3847-7332	3168-8700	
15 - E-MAIL				
jsalvio@alpargatas.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Francisco Silvério Morales Cespede				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
4 - CEP	5 - MUNICÍPIO			6 - UF
04542-903	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
	-	-	-	
16 - E-MAIL				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/03/2002	1	01/01/2002	31/03/2002	3	30/09/2001	31/12/2001

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Wander Rodrigues Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2002	2 - TRIMESTRE ANTERIOR 31/12/2001	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2001
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	86.668
6 - Total	86.668	86.668	86.668

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL Industria de Calçados
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	29/03/2002	Dividendo	15/04/2002	ON	0,0039500000
02	AGO	29/03/2002	Dividendo	15/04/2002	PN	0,0043400000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
10/05/2002	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
1	Ativo Total	681.752	670.896
1.01	Ativo Circulante	295.196	285.900
1.01.01	Disponibilidades	67.338	87.458
1.01.01.01	Caixa e Bancos	3.635	4.278
1.01.01.02	Aplicações Financeiras	63.703	83.180
1.01.02	Créditos	109.167	113.681
1.01.02.01	Clientes	120.020	124.866
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.839)	(2.955)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.014)	(8.230)
1.01.03	Estoques	64.064	60.024
1.01.03.01	Produtos acabados	35.917	29.791
1.01.03.02	Produtos em processo	8.000	8.533
1.01.03.03	Matérias primas	19.914	22.570
1.01.03.04	Outros	2.636	1.790
1.01.03.05	Provisão para perdas nos estoques	(2.403)	(2.660)
1.01.04	Outros	54.627	24.737
1.01.04.01	Despesa antecipada c/ propaganda	29.108	0
1.01.04.02	Despesas antecipadas	4.753	6.245
1.01.04.03	IR/ CSLL Diferidos	6.285	6.516
1.01.04.04	Outros Ativos	14.481	11.976
1.02	Ativo Realizável a Longo Prazo	107.425	102.411
1.02.01	Créditos Diversos	107.425	102.411
1.02.01.01	Bens destinados á venda	18.478	15.705
1.02.01.02	Impostos a recuperar	38.410	34.428
1.02.01.03	Depósitos compulsórios e outros ativos	3.562	3.581
1.02.01.04	IR/ CSLL Diferidos	46.975	48.697
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	279.131	282.585
1.03.01	Investimentos	146.009	144.914
1.03.01.01	Participações em Coligadas	111.741	111.306
1.03.01.02	Participações em Controladas	34.073	33.412
1.03.01.03	Outros Investimentos	195	196
1.03.02	Imobilizado	121.409	126.471
1.03.02.01	Terrenos	2.539	3.264
1.03.02.02	Edificios e Construções	29.227	31.465
1.03.02.03	Máquinas e Equipamentos	64.257	59.792
1.03.02.04	Móveis e Utensílios	7.202	6.930

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
1.03.02.05	Veículos	3.190	3.409
1.03.02.06	Marcas e Patentes	9.058	9.499
1.03.02.07	Outros	10.717	16.876
1.03.02.08	Provisão para Perda	(4.781)	(4.764)
1.03.03	Diferido	11.713	11.200

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
2	Passivo Total	681.752	670.896
2.01	Passivo Circulante	135.432	140.279
2.01.01	Empréstimos e Financiamentos	13.395	13.988
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	13.869	12.876
2.01.04	Impostos, Taxas e Contribuições	44.010	38.606
2.01.04.01	ICMS	2.299	3.887
2.01.04.02	COFINS adicional	30.882	27.910
2.01.04.03	COFINS a recolher	7.588	4.146
2.01.04.04	PIS	3.217	2.038
2.01.04.05	Outros	24	625
2.01.05	Dividendos a Pagar	7.728	7.728
2.01.06	Provisões	16.579	21.574
2.01.06.02	Provisões para contingência	16.579	21.574
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	39.851	45.507
2.01.08.01	Salários e encargos sociais	17.720	16.936
2.01.08.02	Outras Contas a Pagar	22.131	28.571
2.02	Passivo Exigível a Longo Prazo	119.075	112.517
2.02.01	Empréstimos e Financiamentos	47.680	47.242
2.02.02	Debêntures	0	0
2.02.03	Provisões	44.317	39.360
2.02.03.01	Provisão de IR/ CSLL a Pagar	44.317	39.360
2.02.04	Dívidas com Pessoas Ligadas	21.137	19.837
2.02.05	Outros	5.941	6.078
2.02.05.01	Benefícios empregados deliberação 371/00	5.941	6.078
2.02.05.02	Outros	0	0
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	427.245	418.100
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	142.222	142.222
2.05.04.01	Legal	1.634	1.634
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	140.588	140.588
2.05.04.07.01	Outras Reservas de Lucro	140.588	140.588
2.05.05	Lucros/Prejuízos Acumulados	9.145	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.01	Receita Bruta de Vendas e/ou Serviços	178.073	178.073	160.956	160.956
3.02	Deduções da Receita Bruta	(28.661)	(28.661)	(25.547)	(25.547)
3.03	Receita Líquida de Vendas e/ou Serviços	149.412	149.412	135.409	135.409
3.04	Custo de Bens e/ou Serviços Vendidos	(93.094)	(93.094)	(82.954)	(82.954)
3.05	Resultado Bruto	56.318	56.318	52.455	52.455
3.06	Despesas/Receitas Operacionais	(42.480)	(42.480)	(41.601)	(41.601)
3.06.01	Com Vendas	(41.067)	(41.067)	(37.821)	(37.821)
3.06.02	Gerais e Administrativas	(9.440)	(9.440)	(9.031)	(9.031)
3.06.03	Financeiras	3.538	3.538	(1.836)	(1.836)
3.06.03.01	Receitas Financeiras	9.349	9.349	8.818	8.818
3.06.03.02	Despesas Financeiras	(5.811)	(5.811)	(10.654)	(10.654)
3.06.04	Outras Receitas Operacionais	4.773	4.773	3.719	3.719
3.06.05	Outras Despesas Operacionais	(1.380)	(1.380)	(1.222)	(1.222)
3.06.05.01	Amortizaçao de diferido	(1.380)	(1.380)	(1.222)	(1.222)
3.06.05.02	Outras despesas operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	1.096	1.096	4.590	4.590
3.07	Resultado Operacional	13.838	13.838	10.854	10.854
3.08	Resultado Não Operacional	126	126	152	152
3.08.01	Receitas	251	251	350	350
3.08.02	Despesas	(125)	(125)	(198)	(198)
3.09	Resultado Antes Tributação/Participações	13.964	13.964	11.006	11.006
3.10	Provisão para IR e Contribuição Social	(2.857)	(2.857)	0	0
3.10.01	Provisão para IR e CSLL - Corrente	(2.857)	(2.857)	0	0
3.11	IR Diferido	(1.962)	(1.962)	0	0
3.11.01	IR/ CSLL diferidos	(1.962)	(1.962)	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	9.145	9.145	11.006	11.006
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00491	0,00491	0,00591	0,00591
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 31 de março de 2002, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

Essas atividades são realizadas em um contexto de fábricas distribuídas geograficamente, algumas em regiões incentivadas.

2 Principais práticas contábeis

(a) As informações trimestrais ora apresentadas foram elaboradas com base nos princípios, critérios e métodos uniformes em relação àqueles adotados na elaboração das demonstrações financeiras relativas ao exercício findo em 31 de dezembro de 2001, publicadas em 08 de março de 2002.

(b) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das empresas controladas, direta ou indiretamente, mencionadas na Nota 3.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais, com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

As demonstrações financeiras da controlada em conjunto, Santista Têxtil S.A., na qual a companhia detém participação de 25%, não estão sendo consolidadas proporcionalmente. Os reflexos dos resultados da Santista Têxtil S.A. no período estão reconhecidos na rubrica de equivalência patrimonial.

3 Investimentos em empresas controladas e coligada

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agríc. Coml.	Albrás	Santista Têxtil S.A.	Total
Informações em 31 de março de 2002						
Número de ações ou quotas	207.583	1	25.283	12.000	249.440	
Percentual de participação - %	100	100	100	100	24,94	
Capital social	5.578	55.650	26	29.140	362.530	
Patrimônio líquido	31.548	2.450	320	(253)	447.959	
Lucro líquido do trimestre	1.115	61	(7)	(623)	1.185	
Valor contábil do investimento						
31 de março de 2002	31.548	2.450	320	(253)	111.741	145.814
31 de dezembro de 2001	30.008	2.386	327	691	111.306	144.718
Resultado da equivalência						
31 de março de 2002	1.540	64	1	(944)	435	1.096
31 de março de 2001	1.276	393	6	120	2.795	4.590

4 Bens destinados à venda

Os terrenos, os edifícios e as melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Esses ativos estão registrados ao custo e são inferiores aos valores estimados de realização no mercado.

5 **Impostos a recuperar (longo prazo)**

	31 de março de 2002	31 de dezembro de 2001
IPI a recuperar (*)	17.582	15.797
IRRF sobre aplicação financeira	15.309	13.814
IRRF e CSLL duodécimo	3.131	3.131
Outros	2.388	1.686
	38.410	34.428

(*) A edição da Lei no. 9.779/99, tornou possível o aproveitamento, pôr meio de ressarcimento ou compensação, dos créditos de Imposto sobre Produtos Industrializados - IPI relativos a insumos empregados em produtos que tenham as suas saídas imunes, isentas ou tributadas à alíquota zero, nos termos dos artigos 73 e 74 da Lei no. 9.430.

Adicionalmente a Instrução Normativa no. 33, de 4 de março de 1999, reconheceu o direito ao aproveitamento de quaisquer créditos, indistintamente, e não apenas daqueles para cuja manutenção haja expressa autorização do "RIPI" - Regulamento do IPI, ressalvadas algumas especificidades.

Nesse contexto, a companhia realizou amplo levantamento dos créditos do IPI desde janeiro de 1999, e a partir de setembro de 2000 passou a registrar o crédito fiscal do imposto no momento do recebimento da matéria prima.

A Companhia está requerendo junto à Receita Federal a compensação com outros tributos federais ou a repetição de indébito e estima que este saldo será realizado em até dois anos.

Os demais impostos serão compensados com lucros tributáveis futuros, após compensação dos créditos tributários respectivos (nota 13) em um prazo estimado de até dois anos

6 Financiamentos

	Indexador e taxa média anual de comissões	31 de março de 2002	31 de dezembro de 2001
Moeda estrangeira	Variação cambial e juros de 3,3% a 5,3%	53.491	53.916
(31/03/02-US$ 23,021 mil; 31/12/01- US$ 23.236 mil)			
Moeda nacional	Taxa de juros a longo prazo – TJLP e juros de 1,0% a 2,0%	7.584	7.314
		61.075	61.230
Passivo circulante		13.395	13.988
Exigível a longo prazo		47.680	47.242

Os empréstimos estão garantidos pôr avais e imóveis da companhia.

7 Impostos, Taxas e Contribuições

(a) COFINS adicional

Em 8 de março de 1999, a companhia obteve liminar para a ação ordinária que pede a inconstitucionalidade da Lei no. 9.718/98 e da Emenda Constitucional no. 20.

Essa liminar assegura o recolhimento da COFINS e do Programa de Integração Social - PIS nos moldes da legislação vigente até janeiro de 1999, ou seja, desconsiderando o aumento da alíquota e da base de cálculo dessas contribuições.

Os valores não recolhidos estão sendo normalmente provisionados, inclusive com acréscimo de juros calculados à taxa SELIC.

(b) PIS

Em março de 1995, foi obtida decisão judicial permitindo a compensação das diferenças calculadas e recolhidas a maior pôr utilização da base de cálculo considerada indevida pela companhia e pôr seus assessores jurídicos. Esses créditos foram reconhecidos como receita operacional, na medida de sua compensação com os recolhimentos do PIS.

Em julho de 1997, a sentença transitou em julgado, autorizando que a companhia calcule os valores relativos ao PIS nos moldes da Lei Complementar no. 7/70.

Em junho de 2001, foi proferida sentença em mandato de segurança, reconhecendo o direito da empresa compensar os créditos do PIS, com débitos do próprio PIS e da COFINS.

Adicionalmente a partir de outubro de 2001, a companhia optou pôr continuar a compensação do PIS com os débitos do próprio PIS e da COFINS, incluindo os expurgos inflacionários que a companhia julga ter direito (assunto ainda não julgado) e vem provisionando os valores devidos até o julgamento final da ação.

A manutenção destas provisões no passivo circulante decorre, conservadoramente, da impossibilidade de neste momento poder- se precisar o prazo do desfecho das ações.

8 Provisão para contingências

	31 de março de 2002	31 de dezembro de 2001
Provisões trabalhistas	8.983	9.387
Provisões tributárias	4.332	5.699
Projetos industriais	1.764	2.925
Provisão para reestruturação de negócios	1.500	2.423
Outros	-	1.140
	16.579	21.574

9 Outras contas a pagar

	31 de março de 2002	31 de dezembro de 2001
"Royalties"	12.425	12.644
Fretes	3.967	4.474
Propaganda	211	1.195
Promoção Clubes	-	3.809
Outros pagamentos	5.528	6.449
	22.131	28.571

10 Transações com empresas controladas diretas e indiretas e com empresa coligada

	31 de março de 2002	31 de dezembro de 2001
Saldo das operações		
Ativo circulante (clientes)	126	130
Passivo circulante (fornecedores)	185	78
Exigível a longo prazo (contas correntes), substancialmente com Amapoly, sem encargos e sem prazo de pagamentos	21.137	19.837
Contas de resultado		
Vendas	363	777
Compras (substancialmente em custo das vendas)	4.102	14.453

11 Provisão de IR/ CSLL a Pagar

A companhia obteve medida judicial que lhe permite a compensação da totalidade do imposto de renda e da contribuição social devidos em cada exercício, com os créditos decorrentes dos prejuízos fiscais e bases negativas de contribuição social. Não obstante, a companhia mantêm destacado no exigível a longo prazo parcela adicional de imposto devido que vem compensando pôr força da referida liminar R$ 44.317. Adicionalmente, os encargos financeiros são provisionados a débito de "Despesas Financeiras".

12 Outras receitas e despesas operacionais líquidas

As outras receitas e despesas operacionais líquidas são compostas basicamente pôr incentivos fiscais de ICMS, comissões recebidas pôr licença de uso da marca, receita de aluguéis do Vale Desconto Shopping e provisão do Programa de Participação nos resultados.

13 Instrumentos financeiros

A companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada pôr meio de estratégias pré-definidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 31 de março de 2002 e 2001 refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 24,94% do capital total (igual a 45% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia pôr não terem ocorrido recentemente negociações das ações ordinárias de sua emissão em bolsas de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos eqüivale, aproximadamente, ao seu valor de mercado.

Não há instrumentos financeiros (operações com derivativos) não contabilizados.

04.01 - NOTAS EXPLICATIVAS

14 **Imposto de renda e Contribuição Social sobre o Lucro Líquido - CSLL**

A companhia, em 31 de março de 2002, contabilizou o imposto de renda e a CSLL, conforme demonstração abaixo:

	Imposto de Renda	Contribuição Social
Lucro antes da tributação	13.964	13.964
Adições	62.785	34.740
Exclusões	(63.680)	(38.687)
Base de cálculo antes da compensação	13.069	10.017
Compensação do prejuízo fiscal (limitada a 30%)	(3.920)	
Base negativa da contribuição social (limitada a 30%)		(3.005)
Base de cálculo	9.149	7.012
Imposto de renda - 15%	1.372	
Adicional imposto de renda - 10%	909	
CSLL - 9%		631
Incentivos fiscais	(55)	
Imposto de Renda e Contribuição Social do exercício, totalizando R$ 2.857	2.226	631
Imposto de renda e contribuição social diferidos sobre diferenças temporárias apuradas até o exercício de 2001, conforme Deliberação CVM no. 273/98, Totalizando R$ 1.962	1.342	620
Imposto de renda e CSLL no resultado do período, totalizando R$ 4.819	3.568	1.251

O imposto de renda e contribuição social diferidos (2002 - R$ 53.260 e 2001 – R$ 43.933, circulante e longo prazo) estão registrados de acordo com a deliberação CVM 273/98; a parte diferida referente a prejuízo fiscal e base negativa de contribuição social no montante de R$ 26.425 está estimada para recuperação em até cinco anos; já a parte diferida referente a diferença de provisões tem sua recuperabilidade relacionada ao pagamento ou reversão das provisões não dedutíveis que lhe deram origem

No primeiro trimestre de 2001, em função de existência de crédito tributário de período anterior ainda não ativado, esse crédito passou a ser apropriado ao resultado até o limite do imposto de renda gerado no trimestre.

A companhia estará ajustando periodicamente os impostos diferidos entre curto e longo prazo de acordo com suas perspectivas de realização.

15 Outras informações

Neste trimestre alguns acionistas detentores de ações preferenciais da companhia pleitearam judicialmente o pagamento de dividendos complementares às ações preferenciais, com respeito aos exercícios de 1998,1999 e 2000. A companhia entende que não são devidos os dividendos complementares às ações preferenciais que, a partir de 1997, passaram a receber como dividendos um valor 10% maior que àquele pago às ações ordinárias no termos da Lei 9457/97. O processo judicial está em estágio inicial, mas a administração da companhia, baseada na opinião de seus consultores jurídicos, considera razoáveis as possibilidades êxito.

Adicionalmente, após ter determinado a interrupção do prazo de convocação de Assembléia Geral Extraordinária prevista para 26 de abril de 2002, e autorizado a realização de Assembléia versando somente sobre parte da ordem do dia oficial, a Comissão de Valores Mobiliários manifestou-se em 10 de maio de 2002, autorizando a companhia a dar prosseguimento à Assembléia Geral Extraordinária e deliberar sobre os demais itens da ordem do dia, que tratam da adaptação no Estatuto Social da companhia às mudanças introduzidas pela Lei 10.303/01. A Comissão de Valores Mobiliários analisará oportunamente se a adaptação proposta ao artigo 6º do Estatuto Social da companhia prejudica ou não os direitos assegurados aos acionistas preferencialistas.

04.01 - NOTAS EXPLICATIVAS

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
1	Ativo Total	661.477	650.742
1.01	Ativo Circulante	302.942	292.753
1.01.01	Disponibilidades	67.517	87.732
1.01.01.01	Caixa e Bancos	3.815	4.552
1.01.01.02	Aplicações Financeiras	63.702	83.180
1.01.02	Créditos	113.159	117.340
1.01.02.01	Clientes	124.260	128.846
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.839)	(2.955)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.262)	(8.551)
1.01.03	Estoques	66.807	62.184
1.01.03.01	Produtos acabados	36.634	30.063
1.01.03.02	Produtos em processo	8.334	9.035
1.01.03.03	Matérias primas	21.563	23.792
1.01.03.04	Outros	2.679	1.954
1.01.03.05	Provisão para perdas nos estoques	(2.403)	(2.660)
1.01.04	Outros	55.459	25.497
1.01.04.01	Outras Despesas antecipadas	4.811	6.248
1.01.04.02	Despesas Antecipadas com propaganda	29.108	0
1.01.04.03	Outros Ativos	15.255	12.733
1.01.04.04	IR/CSLL diferidos	6.285	6.516
1.02	Ativo Realizável a Longo Prazo	108.074	103.061
1.02.01	Créditos Diversos	108.074	103.061
1.02.01.01	Bens destinados a Venda	18.478	15.705
1.02.01.02	Depósitos Compulsórios e Outros Ativos	3.689	3.709
1.02.01.03	Impostos a Recuperar	38.932	34.950
1.02.01.04	IR/ CSLL diferidos	46.975	48.697
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	250.461	254.928
1.03.01	Investimentos	112.185	111.750
1.03.01.01	Participações em Coligadas	111.989	111.554
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	196	196
1.03.02	Imobilizado	126.502	131.912
1.03.02.01	Terrenos	3.015	3.741
1.03.02.02	Edifícios e Construções	31.531	33.825
1.03.02.03	Máquinas e Equipamentos	66.970	61.492
1.03.02.04	Móveis e Utensílios	7.418	7.160

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
1.03.02.05	Veículos	3.194	3.414
1.03.02.06	Marcas e Patentes	9.058	9.499
1.03.02.07	Obras em Andamento	10.869	18.121
1.03.02.08	Provisão para Perda	(5.553)	(5.340)
1.03.03	Diferido	11.774	11.266

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2002	4 - 31/12/2001
2	Passivo Total	661.477	650.742
2.01	Passivo Circulante	136.294	139.910
2.01.01	Empréstimos e Financiamentos	13.455	16.250
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	13.757	9.853
2.01.04	Impostos, Taxas e Contribuições	44.208	38.717
2.01.04.01	ICMS	2.349	3.873
2.01.04.02	PIS	3.241	2.058
2.01.04.03	COFINS adicional	30.882	27.910
2.01.04.04	COFINS a recolher	7.699	4.237
2.01.04.05	Outros	37	639
2.01.05	Dividendos a Pagar	7.728	7.728
2.01.06	Provisões	0	0
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	57.146	67.362
2.01.08.01	Salários e Encargos Sociais	17.922	17.410
2.01.08.02	Provisão para Contingências	16.579	21.574
2.01.08.03	Contas a pagar	22.645	28.378
2.02	Passivo Exigível a Longo Prazo	97.938	92.732
2.02.01	Empréstimos e Financiamentos	47.680	47.242
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	50.258	45.490
2.02.05.02	Provisão p/ IR e CSLL a Pagar	44.317	39.360
2.02.05.03	Benefícios empregados deliberação 371/00	5.941	6.078
2.02.05.04	Outros	0	52
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	427.245	418.100
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	142.222	142.222
2.05.04.01	Legal	1.634	1.634
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2002	4 -31/12/2001
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	140.588	140.588
2.05.05	Lucros/Prejuízos Acumulados	9.145	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.01	Receita Bruta de Vendas e/ou Serviços	184.145	184.145	166.551	166.551
3.02	Deduções da Receita Bruta	(29.587)	(29.587)	(26.338)	(26.338)
3.03	Receita Líquida de Vendas e/ou Serviços	154.558	154.558	140.213	140.213
3.04	Custo de Bens e/ou Serviços Vendidos	(95.940)	(95.940)	(85.773)	(85.773)
3.05	Resultado Bruto	58.618	58.618	54.440	54.440
3.06	Despesas/Receitas Operacionais	(44.586)	(44.586)	(43.514)	(43.514)
3.06.01	Com Vendas	(41.780)	(41.780)	(38.162)	(38.162)
3.06.02	Gerais e Administrativas	(9.721)	(9.721)	(9.300)	(9.300)
3.06.03	Financeiras	3.041	3.041	(1.767)	(1.767)
3.06.03.01	Receitas Financeiras	9.557	9.557	9.084	9.084
3.06.03.02	Despesas Financeiras	(6.516)	(6.516)	(10.851)	(10.851)
3.06.04	Outras Receitas Operacionais	4.823	4.823	4.141	4.141
3.06.05	Outras Despesas Operacionais	(1.385)	(1.385)	(1.227)	(1.227)
3.06.05.01	Amortização de diferido, ágio e deságio	(1.385)	(1.385)	(1.227)	(1.227)
3.06.05.02	Outras despesas operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	436	436	2.801	2.801
3.07	Resultado Operacional	14.032	14.032	10.926	10.926
3.08	Resultado Não Operacional	108	108	188	188
3.08.01	Receitas	429	429	386	386
3.08.02	Despesas	(321)	(321)	(198)	(198)
3.09	Resultado Antes Tributação/Participações	14.140	14.140	11.114	11.114
3.10	Provisão para IR e Contribuição Social	(3.033)	(3.033)	(108)	(108)
3.10.01	Provisão para IR e CSLL - Corrente	(3.033)	(3.033)	0	0
3.11	IR Diferido	(1.962)	(1.962)	0	0
3.11.01	IR/ CSLL diferidos	(1.962)	(1.962)	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2002 a 31/03/2002	4 - 01/01/2002 a 31/03/2002	5 - 01/01/2001 a 31/03/2001	6 - 01/01/2001 a 31/03/2001
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	9.145	9.145	11.006	11.006
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00491	0,00491	0,00591	0,00591
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Senhores Acionistas,

Iniciamos o ano implementando mudanças na empresa, com o objetivo de obter maior produtividade e lucratividade nos negócios da Companhia. Nesse sentido, reconfiguramos as plantas do Nordeste, para tornar os seus processos mais ágeis.

Mizuno apresentou recorde de vendas no mês de janeiro, acumulando, no trimestre, um crescimento de aproximadamente 10%. Todos os indicadores de desempenho da marca superaram as estimativas para este período. Na primeira prova esportiva do ano, a Corrida dos Reis em Cuiabá, nossa atleta Maria Zeferina Baldaia sagrou-se campeã e bateu o recorde da competição.
O início do ano escolar contribuiu para impulsionar as vendas de Rainha e Topper, principalmente dos modelos preferidos pelos estudantes. Lançamos, no mercado, a coleção inverno 2002 de vestuário destas marcas.

O verão é a estação de maior consumo de sandálias, principal item de faturamento do varejo de calçados nesta época. A demanda por Havaianas continuou aquecida, principalmente para a linha Color e Brasil. Em fevereiro, as Havaianas estiveram presentes nos principais camarotes do carnaval do Rio e da Bahia. No trimestre, o volume de vendas acumulou aproximadamente 31 milhões de pares.

Os destaques da divisão de Lonas e Coberturas foram o lançamento do produto Acrikolor Sempreviva, dos tecidos para cortinas verticais e o crescimento, acima das estimativas, da linha Vivatone e Polilight.

O crescimento do volume de Timberland foi de 47% neste trimestre, em relação ao mesmo período do ano anterior. Foram lançados 12 novos modelos de calçados e ampliada base de clientes. O faturamento de nossa rede de lojas Meggashop (pontas de estoque) aumentou 9%, em relação aos três primeiros meses de 2001.

As exportações da Companhia cresceram neste trimestre 48% em relação a 2001.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

A nossa controlada em conjunto, Santista Textil S.A., teve bom desempenho operacional no período. Entretanto, o efeito da paridade cambial no investimento na Grafa S.A., subsidiária na Argentina, impactou negativamente o resultado líquido do trimestre. A equivalência patrimonial na São Paulo Alpargatas S.A. foi reduzida em R$ 2,4 milhões, com relação ao mesmo período do ano anterior.

Resumimos a seguir os principais indicadores do desempenho da Companhia, acumulados nos três primeiros meses deste ano:

- As vendas brutas aumentaram 10,5% e totalizaram R$ 184,1 milhões;
- A margem bruta foi de 37,9%;
- O lucro operacional, antes da equivalência, variação cambial e encargos financeiros, foi de R$ 16,3 milhões, 5,0% maior que o primeiro trimestre de 2001;
- O lucro antes do Imposto de Renda foi de R$ 14,0 milhões, um crescimento de R$ 3,1 milhões em comparação com o mesmo período do ano passado;
- O lucro líquido foi de R$ 9,1 milhões;
- A posição financeira líquida em 31 de março ficou positiva em R$ 6,4 milhões
- A valorização das ações preferenciais da São Paulo Alpargatas foi de 4% enquanto que o índice IBOVESPA desvalorizou-se 2%.

Agradecemos aos clientes, funcionários, fornecedores e, acima de tudo, aos consumidores, cujo apoio e preferência por nossas marcas têm sido fundamentais para darmos prosseguimento ao trabalho de aumento de valor do investimento para os acionistas.

São Paulo, 26 de abril de 2002
CONSELHO DE ADMINISTRAÇÃO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

10 de maio de 2002

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres e períodos findos em 31 de março de 2002 e de 2001, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que estas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM.

4. As Informações Trimestrais – ITR contêm, também, informações contábeis relativas ao trimestre findo em 31 de dezembro de 2001. Examinamos essas informações pôr ocasião de sua preparação, em conexão com o exame das demonstrações financeiras nessa data, sobre as quais emitimos nosso correspondente parecer, sem ressalvas, em 15 de fevereiro de 2002.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 002511

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 AM 7:21

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05
4 - NIRE		
35.300.025.270		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
3 - CEP	4 - MUNICÍPIO			5 - UF
04542-903	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7599	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3847-7337	3847-7332	3168-8700	
15 - E-MAIL				
jsalvio@alpargatas.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Francisco Silvério Morales Cespede				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
4 - CEP	5 - MUNICÍPIO			6 - UF
04542-903	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
011	-	-	-	
16 - E-MAIL				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	2	01/04/2002	30/06/2002	1	01/01/2002	31/03/2002

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Wander Rodrigues Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2002	2 - TRIMESTRE ANTERIOR 31/03/2002	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2001
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	86.668
6 - Total	86.668	86.668	86.668

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA	Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO	Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO	Privada Nacional
4 - CÓDIGO ATIVIDADE	1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL	Industria de Calçados
6 - TIPO DE CONSOLIDADO	Total
7 - TIPO DO RELATÓRIO DOS AUDITORES	Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	29/03/2002	Dividendo	15/04/2002	ON	0,0039500000
02	AGO	29/03/2002	Dividendo	15/04/2002	PN	0,0043400000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
26/07/2002	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
1	Ativo Total	694.729	681.752
1.01	Ativo Circulante	288.112	295.196
1.01.01	Disponibilidades	61.261	67.338
1.01.01.01	Caixa e Bancos	3.071	3.635
1.01.01.02	Aplicações Financeiras	58.190	63.703
1.01.02	Créditos	111.764	109.167
1.01.02.01	Clientes	123.198	120.020
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.640)	(2.839)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.794)	(8.014)
1.01.03	Estoques	67.158	64.064
1.01.03.01	Produtos acabados	36.583	35.917
1.01.03.02	Produtos em processo	8.958	8.000
1.01.03.03	Matérias primas	22.365	19.914
1.01.03.04	Outros	1.964	2.636
1.01.03.05	Provisão para perdas nos estoques	(2.712)	(2.403)
1.01.04	Outros	47.929	54.627
1.01.04.01	Despesa antecipada c/ propaganda	22.086	29.108
1.01.04.02	Despesas antecipadas	3.935	4.753
1.01.04.03	IR/ CSLL Diferidos	6.285	6.285
1.01.04.04	Outros Ativos	15.623	14.481
1.02	Ativo Realizável a Longo Prazo	118.895	107.425
1.02.01	Créditos Diversos	118.895	107.425
1.02.01.01	Bens destinados á venda	14.333	18.478
1.02.01.02	Impostos a recuperar	44.098	38.410
1.02.01.03	Depósitos compulsórios e outros ativos	3.378	3.562
1.02.01.04	IR/ CSLL Diferidos	48.903	46.975
1.02.01.05	Demais contas a receber	8.183	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	287.722	279.131
1.03.01	Investimentos	152.677	146.009
1.03.01.01	Participações em Coligadas	116.445	111.741
1.03.01.02	Participações em Controladas	36.037	34.073
1.03.01.03	Outros Investimentos	195	195
1.03.02	Imobilizado	122.451	121.409
1.03.02.01	Terrenos	3.102	2.539
1.03.02.02	Edificios e Construções	30.163	29.227
1.03.02.03	Máquinas e Equipamentos	63.535	64.257

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2002	4 -31/03/2002
1.03.02.04	Móveis e Utensílios	8.297	7.202
1.03.02.05	Veículos	3.370	3.190
1.03.02.06	Marcas e Patentes	8.616	9.058
1.03.02.07	Outros	10.154	10.717
1.03.02.08	Provisão para Perda	(4.786)	(4.781)
1.03.03	Diferido	12.594	11.713

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
2	Passivo Total	694.729	681.752
2.01	Passivo Circulante	89.053	93.745
2.01.01	Empréstimos e Financiamentos	19.285	13.395
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	8.325	13.869
2.01.04	Impostos, Taxas e Contribuições	831	2.323
2.01.04.01	ICMS	963	2.299
2.01.04.05	Outros	(132)	24
2.01.05	Dividendos a Pagar	0	7.728
2.01.06	Provisões	16.393	16.579
2.01.06.02	Provisões para contingência	16.393	16.579
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	44.219	39.851
2.01.08.01	Salários e encargos sociais	17.473	17.720
2.01.08.02	Outras Contas a Pagar	26.746	22.131
2.02	Passivo Exigível a Longo Prazo	170.673	160.762
2.02.01	Empréstimos e Financiamentos	47.345	47.680
2.02.02	Debêntures	0	0
2.02.03	Provisões	46.190	44.317
2.02.03.01	Provisão de IR/ CSLL a Pagar	46.190	44.317
2.02.04	Dívidas com Pessoas Ligadas	22.072	21.137
2.02.05	Outros	55.066	47.628
2.02.05.01	Benefícios empregados deliberação 371/00	5.878	5.941
2.02.05.02	Cofins/Pis a recolher	49.188	41.687
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	435.003	427.245
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	142.222	142.222
2.05.04.01	Legal	1.634	1.634
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	140.588	140.588

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2002	4 -31/03/2002
2.05.04.07.01	Outras Reservas de Lucro	140.588	140.588
2.05.05	Lucros/Prejuízos Acumulados	16.903	9.145

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.01	Receita Bruta de Vendas e/ou Serviços	165.372	343.445	168.214	329.170
3.02	Deduções da Receita Bruta	(27.031)	(55.692)	(26.502)	(52.049)
3.03	Receita Líquida de Vendas e/ou Serviços	138.341	287.753	141.712	277.121
3.04	Custo de Bens e/ou Serviços Vendidos	(85.619)	(178.713)	(90.017)	(172.971)
3.05	Resultado Bruto	52.722	109.040	51.695	104.150
3.06	Despesas/Receitas Operacionais	(54.194)	(96.674)	(41.659)	(83.260)
3.06.01	Com Vendas	(43.602)	(84.669)	(41.731)	(79.552)
3.06.02	Gerais e Administrativas	(10.792)	(20.232)	(10.557)	(19.588)
3.06.03	Financeiras	(7.879)	(4.341)	289	(1.547)
3.06.03.01	Receitas Financeiras	10.681	20.030	8.464	17.282
3.06.03.02	Despesas Financeiras	(18.560)	(24.371)	(8.175)	(18.829)
3.06.04	Outras Receitas Operacionais	3.073	7.846	5.921	9.640
3.06.05	Outras Despesas Operacionais	(1.663)	(3.043)	(1.220)	(2.442)
3.06.05.01	Amortizaçao de diferido	(1.663)	(3.043)	(1.220)	(2.442)
3.06.06	Resultado da Equivalência Patrimonial	6.669	7.765	5.639	10.229
3.07	Resultado Operacional	(1.472)	12.366	10.036	20.890
3.08	Resultado Não Operacional	7.405	7.531	302	454
3.08.01	Receitas	9.492	9.743	358	708
3.08.02	Despesas	(2.087)	(2.212)	(56)	(254)
3.09	Resultado Antes Tributação/Participações	5.933	19.897	10.338	21.344
3.10	Provisão para IR e Contribuição Social	1.192	(1.665)	0	0
3.10.01	Provisão para IR e CSLL - Corrente	1.192	(1.665)	0	0
3.11	IR Diferido	633	(1.329)	0	0
3.11.01	IR/ CSLL diferidos	633	(1.329)	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	7.758	16.903	10.338	21.344
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00416	0,00907	0,00555	0,01145
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 30 de junho de 2002, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

Essas atividades são realizadas em um contexto de fábricas distribuídas geograficamente, algumas em regiões incentivadas.

2 Principais práticas contábeis

(a) As informações trimestrais ora apresentadas foram elaboradas com base nos princípios, critérios e métodos uniformes em relação àqueles adotados na elaboração das demonstrações financeiras relativas ao exercício findo em 31 de dezembro de 2001, publicadas em 08 de março de 2002.

(b) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das empresas controladas, direta ou indiretamente, mencionadas na Nota 3.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais, com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

As demonstrações financeiras da controlada em conjunto, Santista Têxtil S.A., na qual a companhia detém participação de 25%, não estão sendo consolidadas proporcionalmente. Os reflexos dos resultados da Santista Têxtil S.A. no período estão reconhecidos na rubrica de equivalência patrimonial.

3 Investimentos em empresas controladas e coligada

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agríc. Coml.	Albrás	Santista Têxtil S.A.	Total
Informações em 30 de junho de 2002						
Número de ações ou quotas	207.583	1	25.283	12.000	249.440	
Percentual de participação - %	100	100	100	100	24,94	
Capital social	5.578	68.123	26	27.440	362.530	
Patrimônio líquido	33.199	2.772	339	(273)	466.817	
Lucro líquido do trimestre	2.327	153	11	(621)	1.564	
Valor contábil do investimento						
30 de junho de 2002	33.199	2.772	339	(273)	116.445	152.482
31 de março de 2002	31.548	2.450	328	(253)	111.741	145.814
Resultado da equivalência						
30 de junho de 2002	3.192	386	11	(963)	5.139	7.765
30 de junho de 2001	2.291	778	15	243	6.902	10.229

4 Bens destinados à venda

Os terrenos, os edifícios e as melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Esses ativos estão registrados ao custo e são inferiores aos valores estimados de realização no mercado.

5 Impostos a recuperar (longo prazo)

	30 de junho de 2002	31 de março de 2002
IPI a recuperar (*)	19.401	17.582
IRRF sobre aplicação financeira	16.588	15.309
IRRF e CSLL duodécimo	3.131	3.131
Outros	4.978	2.388
	44.098	38.410

(*) A edição da Lei no. 9.779/99, tornou possível o aproveitamento, por meio de ressarcimento ou compensação, dos créditos de Imposto sobre Produtos Industrializados - IPI relativos a insumos empregados em produtos que tenham as suas saídas imunes, isentas ou tributadas à alíquota zero, nos termos dos artigos 73 e 74 da Lei no. 9.430.

Adicionalmente a Instrução Normativa no. 33, de 4 de março de 1999, reconheceu o direito ao aproveitamento de quaisquer créditos, indistintamente, e não apenas daqueles para cuja manutenção haja expressa autorização do "RIPI" - Regulamento do IPI, ressalvadas algumas especificidades.

Nesse contexto, a companhia realizou amplo levantamento dos créditos do IPI desde janeiro de 1999, e a partir de setembro de 2000 passou a registrar o crédito fiscal do imposto no momento do recebimento da matéria prima.

A Companhia está requerendo junto à Receita Federal a compensação com outros tributos federais ou a repetição de indébito e estima que este saldo será realizado em até dois anos.

Os demais impostos serão compensados com lucros tributáveis futuros, após compensação dos créditos tributários respectivos em um prazo estimado de até dois anos.

6 Financiamentos

	Indexador e taxa média anual de comissões	30 de junho de 2002	31 de março de 2002
Moeda estrangeira	Variação cambial e juros de 3,3% a 5,3%	59.626	53.491
(30/06/02-US$ 20,963 mil; 31/03/02- US$ 23,021 mil)			
Moeda nacional	Taxa de juros a longo prazo – TJLP e juros de 1,0% a 2,0%	7.004	7.584
		66.630	61.075
Passivo circulante		19.285	13.395
Exigível a longo prazo		47.345	47.680

Os empréstimos estão garantidos pôr avais e imóveis da companhia.

7 Impostos, Taxas e Contribuições (Cofins / Pis a recolher)

(a) COFINS adicional

Em 8 de março de 1999, a companhia obteve liminar para a ação ordinária que pede a inconstitucionalidade da Lei no. 9.718/98 e da Emenda Constitucional no. 20.

Essa liminar assegura o recolhimento da COFINS e do Programa de Integração Social - PIS nos moldes da legislação vigente até janeiro de 1999, ou seja, desconsiderando o aumento da alíquota e da base de cálculo dessas contribuições.

Os valores não recolhidos estão sendo normalmente provisionados, inclusive com acréscimo de juros calculados à taxa SELIC.

(b) PIS

Em março de 1995, foi obtida decisão judicial permitindo a compensação das diferenças calculadas e recolhidas a maior pôr utilização da base de cálculo considerada indevida pela companhia e pôr seus assessores jurídicos. Esses créditos foram reconhecidos como receita operacional, na medida de sua compensação com os recolhimentos do PIS.

Em julho de 1997, à sentença transitou em julgado, autorizando que a companhia calcule os valores relativos ao PIS nos moldes da Lei Complementar no. 7/70.

Em junho de 2001, foi proferida sentença em mandato de segurança, reconhecendo o direito da empresa compensar os créditos do PIS, com débitos do próprio PIS e da COFINS.

Adicionalmente a partir de outubro de 2001, a companhia optou por continuar a compensação do PIS com os débitos do próprio PIS e da COFINS, incluindo os expurgos inflacionários que a companhia julga ter direito (assunto ainda não julgado) e vem provisionando os valores devidos até o julgamento final da ação.

A manutenção destas provisões no passivo exigível a longo prazo decorre, conservadoramente, da impossibilidade de neste momento poder- se precisar o prazo do desfecho das ações.

8 Provisão para contingências

	30 de junho de 2002	31 de março de 2002
Provisões trabalhistas	8.815	8.983
Provisões tributárias	4.332	4.332
Projetos industriais	1.746	1.764
Provisão para reestruturação de negócios	1.500	1.500
	16.393	16.579

9 Outras contas a pagar

	30 de junho de 2002	31 de março de 2002
"Royalties" (Sujeito a variação cambial)	16.283	12.425
Fretes	3.659	3.967
Propaganda	241	211
Outros pagamentos	6.563	5.528
	26.746	22.131

10 Transações com empresas controladas diretas e indiretas e com empresa coligada

	30 de junho de 2002	31 de março de 2002
Saldo das operações		
Ativo circulante (clientes)	170	126
Passivo circulante (fornecedores)	137	185
Exigível a longo prazo (contas correntes), substancialmente com Amapoly, sem encargos e sem prazo de pagamentos	22.072	21.137
Contas de resultado		
Vendas	45	-
Compras (substancialmente em custo das vendas)	7.955	4.102

04.01 - NOTAS EXPLICATIVAS

11 Provisão de IR/ CSLL a Pagar

A companhia obteve medida judicial que lhe permite a compensação da totalidade do imposto de renda e da contribuição social devidos em cada exercício, com os créditos decorrentes dos prejuízos fiscais e bases negativas de contribuição social. Não obstante, a companhia mantêm destacado no exigível a longo prazo parcela adicional de imposto devido que vem compensando por força da referida liminar (R$ 46.190). Adicionalmente, os encargos financeiros são provisionados a débito de "Despesas Financeiras".

12 Outras receitas e despesas operacionais líquidas

As outras receitas e despesas operacionais líquidas são compostas basicamente por incentivos fiscais de ICMS, comissões recebidas por licença de uso da marca, receita de aluguéis do Vale Desconto Shopping e provisão do Programa de Participação nos resultados.

13 Resultado não Operacional

Neste trimestre a companhia vendeu um imóvel situado no bairro da Móoca, em São Paulo, por R$ 9.400 mil. Essa operação impactou positivamente o resultado não operacional do período em R$ 7.339 mil.

14 Instrumentos financeiros

A companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada por meio de estratégias pré-definidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 30 de junho de 2002 e 2001 refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 24,94% do capital total (igual a 45% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia por não

terem ocorrido recentemente negociações das ações ordinárias de sua emissão em bolsas de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos eqüivale, aproximadamente, ao seu valor de mercado.

Não há instrumentos financeiros (operações com derivativos) não contabilizados.

15 Imposto de renda e Contribuição Social sobre o Lucro Líquido - CSLL

A companhia, em 30 de junho de 2002, contabilizou o imposto de renda e a CSLL, conforme demonstração abaixo:

	Imposto de Renda	**Contribuição Social**
Lucro antes da tributação	19.897	19.897
Adições	69.362	38.249
Exclusões	(78.140)	(45.808)
Base de cálculo	11.119	12.338
Imposto de renda, adicionais e Contribuição Social	1.734	765
Incentivo Fiscal	(47)	
Imposto de Renda e Contribuição Social do exercício, totalizando R$ 2.452	1.687	765
Imposto de renda e contribuição social diferidos sobre Diferenças temporárias apuradas até o exercício de 2001, conforme Deliberação CVM no. 273/98, Totalizando R$ 542	479	63
Imposto de renda e CSLL no resultado do período, totalizando R$ 2.994	2.166	828

O imposto de renda e contribuição social diferidos (junho de 2002 - R$ 55.188 e março de 2002 – R$ 53.260, circulante e longo prazo) estão registrados de acordo com a deliberação CVM 273/98; a parte diferida referente a prejuízo fiscal e base negativa de contribuição social no montante de R$ 26.512 está estimada para recuperação em até cinco anos; já a

parte diferida referente a diferença de provisões tem sua recuperabilidade relacionada ao pagamento ou reversão das provisões não dedutíveis que lhe deram origem.

No primeiro semestre de 2001, em função de existência de crédito tributário de período anterior ainda não ativado, esse crédito passou a ser apropriado ao resultado até o limite do imposto de renda gerado no semestre.

A companhia estará ajustando periodicamente os impostos diferidos entre curto e longo prazo de acordo com suas perspectivas de realização.

16 Outras informações

No primeiro trimestre de 2002 alguns acionistas detentores de ações preferenciais da companhia pleitearam judicialmente o pagamento de dividendos complementares às ações preferenciais, com respeito aos exercícios de 1998,1999 e 2000. A companhia entende que não são devidos os dividendos complementares às ações preferenciais que, a partir de 1997, passaram a receber como dividendos um valor 10% maior que àquele pago às ações ordinárias no termos da Lei 9457/97. O processo judicial está em estágio inicial, mas a administração da companhia, baseada na opinião de seus consultores jurídicos, considera razoáveis as possibilidades de êxito.

Adicionalmente, após ter determinado a interrupção do prazo de convocação de Assembléia Geral Extraordinária prevista para 26 de abril de 2002, e autorizado a realização de Assembléia versando somente sobre parte da ordem do dia oficial, a Comissão de Valores Mobiliários manifestou-se em 10 de maio de 2002, autorizando a companhia a dar prosseguimento à Assembléia Geral Extraordinária e deliberar sobre os demais itens da ordem do dia, que tratam da adaptação no Estatuto Social da companhia às mudanças introduzidas pela Lei 10.303/01. A Comissão de Valores Mobiliários analisará oportunamente se a adaptação proposta ao artigo 6º do Estatuto Social da companhia prejudica ou não os direitos assegurados aos acionistas preferencialistas.

04.01 - NOTAS EXPLICATIVAS

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
1	Ativo Total	672.799	661.477
1.01	Ativo Circulante	295.804	302.942
1.01.01	Disponibilidades	61.370	67.517
1.01.01.01	Caixa e Bancos	3.180	3.815
1.01.01.02	Aplicações Financeiras	58.190	63.702
1.01.02	Créditos	115.671	113.159
1.01.02.01	Clientes	127.382	124.260
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.639)	(2.839)
1.01.02.03	Provisão p/contas de realização duvidosa	(9.072)	(8.262)
1.01.03	Estoques	70.007	66.807
1.01.03.01	Produtos acabados	37.054	36.634
1.01.03.02	Produtos em processo	9.686	8.334
1.01.03.03	Matérias primas	24.080	21.563
1.01.03.04	Outros	1.964	2.679
1.01.03.05	Provisão para perdas nos estoques	(2.777)	(2.403)
1.01.04	Outros	48.756	55.459
1.01.04.01	Outras Despesas antecipadas	3.998	4.811
1.01.04.02	Despesas Antecipadas com propaganda	22.086	29.108
1.01.04.03	Outros Ativos	16.387	15.255
1.01.04.04	IR/CSLL diferidos	6.285	6.285
1.02	Ativo Realizável a Longo Prazo	119.565	108.074
1.02.01	Créditos Diversos	119.565	108.074
1.02.01.01	Bens destinados a Venda	14.333	18.478
1.02.01.02	Depósitos Compulsórios e Outros Ativos	3.508	3.689
1.02.01.03	Impostos a Recuperar	44.638	38.932
1.02.01.04	IR/ CSLL diferidos	48.903	46.975
1.02.01.05	Demais contas a receber	8.183	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	257.430	250.461
1.03.01	Investimentos	116.900	112.185
1.03.01.01	Participações em Coligadas	116.704	111.989
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	196	196
1.03.02	Imobilizado	127.881	126.502
1.03.02.01	Terrenos	3.578	3.015
1.03.02.02	Edifícios e Construções	32.439	31.531
1.03.02.03	Máquinas e Equipamentos	66.002	66.970

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2002	4 -31/03/2002
1.03.02.04	Móveis e Utensílios	8.500	7.418
1.03.02.05	Veículos	3.437	3.194
1.03.02.06	Marcas e Patentes	8.616	9.058
1.03.02.07	Obras em Andamento	10.673	10.869
1.03.02.08	Provisão para Perda	(5.364)	(5.553)
1.03.03	Diferido	12.649	11.774

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2002	4 - 31/03/2002
2	Passivo Total	672.799	661.477
2.01	Passivo Circulante	89.194	94.607
2.01.01	Empréstimos e Financiamentos	19.792	13.455
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	8.005	13.757
2.01.04	Impostos, Taxas e Contribuições	946	2.521
2.01.04.01	ICMS	966	2.349
2.01.04.02	PIS	0	0
2.01.04.03	COFINS adicional	0	0
2.01.04.04	COFINS a recolher	0	0
2.01.04.05	Outros	(20)	172
2.01.05	Dividendos a Pagar	0	7.728
2.01.06	Provisões	0	0
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	60.451	57.146
2.01.08.01	Salários e Encargos Sociais	18.029	17.922
2.01.08.02	Provisão para Contingências	16.393	16.579
2.01.08.03	Contas a pagar	26.029	22.645
2.02	Passivo Exigível a Longo Prazo	148.602	139.625
2.02.01	Empréstimos e Financiamentos	47.346	47.680
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	101.256	91.945
2.02.05.02	Provisão p/ IR e CSLL a Pagar	46.190	44.317
2.02.05.03	Benefícios empregados deliberação 371/00	5.878	5.941
2.02.05.04	Cofins/Pis a recolher	49.188	41.687
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	435.003	427.245
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	142.222	142.222
2.05.04.01	Legal	1.634	1.634
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2002	4 -31/03/2002
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	140.588	140.588
2.05.05	Lucros/Prejuízos Acumulados	16.903	9.145

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.01	Receita Bruta de Vendas e/ou Serviços	170.838	354.983	174.946	341.497
3.02	Deduções da Receita Bruta	(27.861)	(57.448)	(27.395)	(53.733)
3.03	Receita Líquida de Vendas e/ou Serviços	142.977	297.535	147.551	287.764
3.04	Custo de Bens e/ou Serviços Vendidos	(88.114)	(184.054)	(94.153)	(179.926)
3.05	Resultado Bruto	54.863	113.481	53.398	107.838
3.06	Despesas/Receitas Operacionais	(56.194)	(100.779)	(43.237)	(86.752)
3.06.01	Com Vendas	(44.286)	(86.066)	(42.020)	(80.182)
3.06.02	Gerais e Administrativas	(11.210)	(20.931)	(11.041)	(20.342)
3.06.03	Financeiras	(7.799)	(4.758)	458	(1.309)
3.06.03.01	Receitas Financeiras	10.859	20.416	8.802	17.886
3.06.03.02	Despesas Financeiras	(18.658)	(25.174)	(8.344)	(19.195)
3.06.04	Outras Receitas Operacionais	4.056	8.879	6.475	10.616
3.06.05	Outras Despesas Operacionais	(1.669)	(3.053)	(1.225)	(2.452)
3.06.05.01	Amortização de diferido, ágio e deságio	(1.669)	(3.053)	(1.225)	(2.452)
3.06.06	Resultado da Equivalência Patrimonial	4.714	5.150	4.116	6.917
3.07	Resultado Operacional	(1.331)	12.702	10.161	21.086
3.08	Resultado Não Operacional	7.416	7.524	284	472
3.08.01	Receitas	9.526	9.955	340	726
3.08.02	Despesas	(2.110)	(2.431)	(56)	(254)
3.09	Resultado Antes Tributação/Participações	6.085	20.226	10.445	21.558
3.10	Provisão para IR e Contribuição Social	1.040	(1.994)	(107)	(214)
3.10.01	Provisão para IR e CSLL - Corrente	1.040	(1.994)	0	0
3.11	IR Diferido	633	(1.329)	0	0
3.11.01	IR/ CSLL diferidos	633	(1.329)	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2002 a 30/06/2002	4 - 01/01/2002 a 30/06/2002	5 - 01/04/2001 a 30/06/2001	6 - 01/01/2001 a 30/06/2001
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	7.758	16.903	10.338	21.344
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00416	0,00907	0,00555	0,01145
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Senhores Acionistas,

Comentamos neste relatório os principais fatos ocorridos nas operações da São Paulo Alpargatas, no primeiro semestre de 2002. Dentre os êxitos alcançados no período, destacamos o aumento do faturamento e a geração de caixa das operações, diante de uma conjuntura econômica e de mercado desfavorável.

Comercializamos 58,5 milhões de pares de calçados. Lançamos 77 novos modelos de calçados esportivos, para atender à demanda dos nossos consumidores e manter o posicionamento competitivo, sendo 21 de Rainha, 19 de Topper e 37 de Mizuno.

Mizuno apresentou um crescimento de 23% no seu volume de vendas, em comparação com o primeiro semestre de 2001. Seus atletas patrocinados foram vencedores de vários campeonatos esportivos, contribuindo para a difusão da marca. Walmir Nunes é o novo ultramaratonista contratado. Atleta de renome nacional, atualmente entre os 5 melhores do mundo, venceu os campeonatos Sul Americano, das Américas e a Ultramaratona 24 horas. O anúncio "Ossos" de Mizuno foi premiado com o Leão de Ouro de Cannes.

Havaianas vendeu 52 milhões de pares e aumentou sua exposição no mercado europeu, com a presença nas melhores vitrines da França, Itália, Espanha, Grécia e Mônaco.

As marcas de Lonas e Coberturas – Encerado Locomotiva, Lonil, Lonaleve, Night&Day e outras – venderam aproximadamente 10 milhões de metros quadrados, uma redução de 4% em relação ao primeiro semestre de 2001.

Timberland aumentou seu volume de vendas em 24% e Meggashop cresceu seu faturamento em 10%, em comparação com os seis primeiros meses de 2001.

Apresentamos a seguir os principais indicadores da Companhia alcançados no primeiro semestre deste ano, comparados com o mesmo período do ano passado.

- **Faturamento:** totalizou R$ 355,0 milhões, com crescimento de 4%.
- **Margem Bruta:** evoluiu de 37,5% para 38,1% da receita líquida, através de ações de redução de custos e aumento de produtividade.
- **EBITDA:** acumulou R$ 45,0 milhões, crescendo 14,5%.
- **Resultado Financeiro:** aumentou R$ 3,1 milhões, 28% superior, em decorrência, principalmente, da diminuição das despesas com juros sobre empréstimos.
- **Equivalência Patrimonial:** reduziu 25,6% devido aos resultados da Santista Têxtil terem sido afetados pela situação econômica da Argentina e variação cambial.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- **Variação Cambial:** a desvalorização de 22,6% do real frente ao dólar norte americano neste semestre, contra 17,8% no mesmo período do ano passado, resultou no aumento da despesa de variação cambial, que atingiu R$ 13,8 milhões. Desse total, 96% não representaram desembolso de caixa, pois corresponderam, principalmente, a empréstimo de longo prazo. Parte do valor do empréstimo em dólares, que vence em outubro próximo, está protegido por operações de *hedge* com aplicações em *Export Notes*.
- **Receita não Operacional:** a alienação de bens destinados a venda gerou um lucro de R$ 7,3 milhões.
- **Lucro do Período:** somou R$ 16,9 milhões, 21% inferior, em função dos aumentos da despesa com variação cambial, dos encargos financeiros sobre impostos e do imposto de renda e contribuição social.
- **Dívida Líquida:** no final do semestre, a dívida líquida da Companhia era de R$ 5,8 milhões, constituída por uma dívida bruta de R$ 67,1 milhões e caixa e aplicações financeiras de R$ 61,3 milhões. Do total do endividamento, 10% era em moeda nacional e 90% em moeda estrangeira. Setenta e cinco por cento referem-se a empréstimo de longo prazo do IFC.
- **Investimentos:** foram investidos R$ 11,7 milhões em modernização/substituição de máquinas e novas tecnologias de produção. Reconfiguramos as unidades fabris do Nordeste para tornar seus processos mais ágeis.
- **Dividendos:** efetuamos o pagamento de R$ 7,7 milhões em abril, que somados à antecipação de R$ 4,3 milhões, de setembro do ano passado, totalizou R$ 12,0 milhões de dividendos pagos, referentes ao exercício de 2001.
- **Mercado de Capitais:** as ações preferenciais da São Paulo Alpargatas (Bovespa ALPA4) foram negociadas em 43% dos pregões da BOVESPA ocorridos neste semestre. Nos 106 negócios realizados foram movimentadas 234 mil ações. A média ponderada do preço foi de R$ 108,30 por lote de mil ações. O preço das ações preferenciais caiu 5%, contra 18% do IBOVESPA. EM 30 de junho o *free float* total era de 58%.

Agradecemos aos clientes, funcionários, fornecedores e, acima de tudo, aos consumidores, cujo apoio e preferência por nossas marcas têm sido fundamentais para darmos prosseguimento ao trabalho de aumento de valor do investimento para os acionistas.

São Paulo, 9 de agosto de 2002
CONSELHO DE ADMINISTRAÇÃO

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

26 de julho de 2002

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres e períodos findos em 30 de junho e 31 de março de 2002 e 30 de junho de 2001, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que estas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 002511

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 AM 7:

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

4 - NIRE
35.300.025.270

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
Rua Urussui,300	Itaim Bibi

3 - CEP	4 - MUNICÍPIO	5 - UF
04542-903	São Paulo	SP

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7599	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
011	3847-7337	3847-7332	3168-8700	

15 - E-MAIL
jsalvio@alpargatas.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME
Francisco Silvério Morales Cespede

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
Rua Urussui,300	Itaim Bibi

4 - CEP	5 - MUNICÍPIO	6 - UF
04542-903	São Paulo	SP

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	**13 - FAX**	**14 - FAX**	**15 - FAX**	
	-	-	-	

16 - E-MAIL

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2002	31/12/2002	3	01/07/2002	30/09/2002	2	01/04/2002	30/06/2002

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	**12 - CPF DO RESP. TÉCNICO**
Wander Rodrigues Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2002	2 - TRIMESTRE ANTERIOR 30/06/2002	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2001
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	86.668
6 - Total	86.668	86.668	86.668

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL Industria de Calçados
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGO	29/03/2002	Dividendo	15/04/2002	ON	0,0039500000
02	AGO	29/03/2002	Dividendo	15/04/2002	PN	0,0043400000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
12/11/2002	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
1	Ativo Total	751.424	694.729
1.01	Ativo Circulante	332.111	288.112
1.01.01	Disponibilidades	103.464	61.261
1.01.01.01	Caixa e Bancos	496	3.071
1.01.01.02	Aplicações Financeiras	102.968	58.190
1.01.02	Créditos	126.895	111.764
1.01.02.01	Clientes	139.383	123.198
1.01.02.02	Adiantamentos sobre contratos de câmbio	(3.923)	(2.640)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.565)	(8.794)
1.01.03	Estoques	65.782	67.158
1.01.03.01	Produtos acabados	37.975	36.583
1.01.03.02	Produtos em processo	11.515	8.958
1.01.03.03	Matérias primas	15.386	22.365
1.01.03.04	Outros	3.314	1.964
1.01.03.05	Provisão para perdas nos estoques	(2.408)	(2.712)
1.01.04	Outros	35.970	47.929
1.01.04.01	Despesa antecipada c/ propaganda	12.868	22.086
1.01.04.02	Despesas antecipadas	2.615	3.935
1.01.04.03	IR/ CSLL Diferidos	6.545	6.285
1.01.04.04	Outros Ativos	13.942	15.623
1.02	Ativo Realizável a Longo Prazo	121.147	118.895
1.02.01	Créditos Diversos	121.147	118.895
1.02.01.01	Bens destinados á venda	14.247	14.333
1.02.01.02	Impostos a recuperar	44.886	44.098
1.02.01.03	Depósitos compulsórios e outros ativos	3.413	3.378
1.02.01.04	IR/ CSLL Diferidos	47.997	48.903
1.02.01.05	Demais contas a receber	10.604	8.183
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	298.166	287.722
1.03.01	Investimentos	161.767	152.677
1.03.01.01	Participações em Coligadas	127.821	116.445
1.03.01.02	Participações em Controladas	33.751	36.037
1.03.01.03	Outros Investimentos	195	195
1.03.02	Imobilizado	121.429	122.451
1.03.02.01	Terrenos	3.118	3.102
1.03.02.02	Edifícios e Construções	30.230	30.163
1.03.02.03	Máquinas e Equipamentos	64.556	63.535

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2002	4 -30/06/2002
1.03.02.04	Móveis e Utensílios	8.526	8.297
1.03.02.05	Veículos	3.152	3.370
1.03.02.06	Marcas e Patentes	8.174	8.616
1.03.02.07	Outros	8.376	10.154
1.03.02.08	Provisão para Perda	(4.703)	(4.786)
1.03.03	Diferido	14.970	12.594

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
2	Passivo Total	751.424	694.729
2.01	Passivo Circulante	120.914	89.053
2.01.01	Empréstimos e Financiamentos	21.760	19.285
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	26.999	8.325
2.01.04	Impostos, Taxas e Contribuições	2.319	831
2.01.04.01	ICMS	2.233	963
2.01.04.05	Outros	86	(132)
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	14.577	16.393
2.01.06.02	Provisões para contingência	14.577	16.393
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	55.259	44.219
2.01.08.01	Salários e encargos sociais	22.785	17.473
2.01.08.02	Outras Contas a Pagar	32.474	26.746
2.02	Passivo Exigível a Longo Prazo	189.516	170.673
2.02.01	Empréstimos e Financiamentos	70.169	47.345
2.02.02	Debêntures	0	0
2.02.03	Provisões	46.423	46.190
2.02.03.01	Provisão de IR/ CSLL a Pagar	46.423	46.190
2.02.04	Dívidas com Pessoas Ligadas	23.796	22.072
2.02.05	Outros	49.128	55.066
2.02.05.01	Benefícios empregados deliberação 371/00	5.820	5.878
2.02.05.02	Cofins/Pis a recolher	42.042	49.188
2.02.05.03	Outros contas a pagar	1.266	0
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	440.994	435.003
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	142.222	142.222
2.05.04.01	Legal	8.962	8.962
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2002	4 -30/06/2002
2.05.04.07	Outras Reservas de Lucro	133.260	133.260
2.05.04.07.01	Outras Reservas de Lucro	133.260	133.260
2.05.05	Lucros/Prejuízos Acumulados	22.894	16.903

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.01	Receita Bruta de Vendas e/ou Serviços	194.849	538.294	176.486	505.656
3.02	Deduções da Receita Bruta	(32.141)	(87.833)	(28.366)	(80.415)
3.03	Receita Líquida de Vendas e/ou Serviços	162.708	450.461	148.120	425.241
3.04	Custo de Bens e/ou Serviços Vendidos	(100.544)	(279.257)	(91.683)	(264.654)
3.05	Resultado Bruto	62.164	171.204	56.437	160.587
3.06	Despesas/Receitas Operacionais	(56.477)	(153.151)	(47.959)	(131.219)
3.06.01	Com Vendas	(46.625)	(131.294)	(43.468)	(123.020)
3.06.02	Gerais e Administrativas	(11.814)	(32.046)	(10.258)	(29.846)
3.06.03	Financeiras	(19.372)	(23.713)	(5.556)	(7.103)
3.06.03.01	Receitas Financeiras	14.813	34.843	10.538	27.820
3.06.03.02	Despesas Financeiras	(34.185)	(58.556)	(16.094)	(34.923)
3.06.04	Outras Receitas Operacionais	14.392	22.238	5.812	15.452
3.06.05	Outras Despesas Operacionais	(1.801)	(4.844)	(1.310)	(3.752)
3.06.05.01	Amortizaçao de diferido	(1.801)	(4.844)	(1.310)	(3.752)
3.06.06	Resultado da Equivalência Patrimonial	8.743	16.508	6.821	17.050
3.07	Resultado Operacional	5.687	18.053	8.478	29.368
3.08	Resultado Não Operacional	(268)	7.263	343	797
3.08.01	Receitas	(32)	9.711	473	1.181
3.08.02	Despesas	(236)	(2.448)	(130)	(384)
3.09	Resultado Antes Tributação/Participações	5.419	25.316	8.821	30.165
3.10	Provisão para IR e Contribuição Social	304	(2.148)	1.206	1.206
3.10.01	Provisão para IR e CSLL - Corrente	304	(2.148)	0	0
3.11	IR Diferido	268	(274)	0	0
3.11.01	IR/ CSLL diferidos	268	(274)	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	5.991	22.894	10.027	31.371
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00321	0,01228	0,00538	0,01683
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 30 de setembro de 2002, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

Essas atividades são realizadas em um contexto de fábricas distribuídas geograficamente, algumas em regiões incentivadas.

2 Principais práticas contábeis

(a) As informações trimestrais ora apresentadas foram elaboradas com base nos princípios, critérios e métodos uniformes em relação àqueles adotados na elaboração das demonstrações financeiras relativas ao exercício findo em 31 de dezembro de 2001, publicadas em 08 de março de 2002.

(b) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das empresas controladas, direta ou indiretamente, mencionadas na Nota 3.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais, com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

As demonstrações financeiras da controlada em conjunto, Santista Têxtil S.A., na qual a companhia detém participação de 25%, não estão sendo consolidadas proporcionalmente. Os reflexos dos resultados da Santista Têxtil S.A. no período estão reconhecidos na rubrica de equivalência patrimonial.

3 Investimentos em empresas controladas e coligada

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agríc. Coml.	Albrás	Santista Têxtil S.A.	Total
Informações em 30 de setembro de 2002						
Número de ações ou quotas	207.583	1	25.283	12.000	249.440	
Percentual de participação - %	100	100	100	100	24,94	
Capital social	5.578	93.283	26	0	362.530	
Patrimônio líquido	33.915	(529)	364	0	512.422	
Lucro líquido do trimestre	2.866	(4.534)	37	0	0	
Valor contábil do investimento						
30 de setembro de 2002	33.915	(529)	364	0	127.821	161.571
30 de junho de 2002	33.199	2.772	339	(273)	116.445	152.482
Resultado da equivalência						
30 de setembro de 2002	3.908	(2.915)	37	(1.036)	16.514	16.508
30 de setembro de 2001	2.886	1.153	27	404	12.580	17.050

A empresa Albrás S.A. foi encerrada em setembro de 2002.

4 Bens destinados à venda

Os terrenos, os edifícios e as melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Esses ativos estão registrados ao custo e são inferiores aos valores estimados de realização no mercado.

5 Impostos a recuperar (longo prazo)

	30 de setembro de 2002	30 de junho de 2002
IPI a recuperar (*)	19.631	19.401
IRRF sobre aplicação financeira	17.228	16.588
IRRF e CSLL duodécimo	3.131	3.131
Outros	4.896	4.978
	44.886	44.098

(*) A edição da Lei no. 9.779/99, tornou possível o aproveitamento, por meio de ressarcimento ou compensação, dos créditos de Imposto sobre Produtos Industrializados - IPI relativos a insumos empregados em produtos que tenham as suas saídas imunes, isentas ou tributadas à alíquota zero, nos termos dos artigos 73 e 74 da Lei no. 9.430.

Adicionalmente a Instrução Normativa no. 33, de 4 de março de 1999, reconheceu o direito ao aproveitamento de quaisquer créditos, indistintamente, e não apenas daqueles para cuja manutenção haja expressa autorização do "RIPI" - Regulamento do IPI, ressalvadas algumas especificidades.

Nesse contexto, a companhia realizou amplo levantamento dos créditos do IPI desde janeiro de 1999, e a partir de setembro de 2000 passou a registrar o crédito fiscal do imposto no momento do recebimento da matéria prima.

A Companhia requereu junto à Receita Federal a compensação com outros tributos federais e já compensou até setembro de 2002 o valor de R$ 3.628 com Pis/Cofins e, estima realizar o saldo restante em até dois anos.

Os demais impostos serão compensados com lucros tributáveis futuros e outros tributos federais, após compensação dos créditos tributários respectivos, em um prazo estimado de até dois anos.

6 Financiamentos

	Indexador e taxa média anual de encargos	30 de setembro de 2002	30 de junho de 2002
Moeda estrangeira	Variação cambial e juros de 3,8% a 9,4%	84.677	59.626
(30/09/02-US$21,740 30/06/02-US$20,963)			
Moeda nacional	Taxa de juros a longo prazo – TJLP e juros de 1,0% a 2,0%	7.252	7.004
		91.929	66.630
Passivo circulante		21.760	19.285
Exigível a longo prazo		70.169	47.345

Os empréstimos estão garantidos por avais e imóveis da companhia.

7 Cofins / Pis a recolher

(a) COFINS adicional

Em 8 de março de 1999, a companhia obteve liminar para a ação ordinária que pede a inconstitucionalidade da Lei no. 9.718/98 e da Emenda Constitucional no. 20.

Essa liminar assegura o recolhimento da COFINS e do Programa de Integração Social - PIS nos moldes da legislação vigente até janeiro de 1999, ou seja, desconsiderando o aumento da alíquota e da base de cálculo dessas contribuições.

Os valores não recolhidos estão sendo normalmente provisionados, inclusive com acréscimo de juros calculados à taxa SELIC.

(b) PIS

Em março de 1995, foi obtida decisão judicial permitindo a compensação das diferenças calculadas e recolhidas a maior por utilização da base de cálculo considerada indevida pela companhia e por seus assessores jurídicos. Esses créditos foram reconhecidos como receita operacional, na medida de sua compensação com os recolhimentos do PIS.

Em julho de 1997, a sentença transitou em julgado, autorizando que a companhia calcule os valores relativos ao PIS nos moldes da Lei Complementar no. 7/70.

Em junho de 2001, foi proferida sentença em mandado de segurança, reconhecendo o direito da empresa compensar os créditos do PIS, com débitos do próprio PIS e da COFINS.

Adicionalmente, a partir de outubro de 2001, a companhia optou por continuar a compensação do PIS com os débitos do próprio PIS e da COFINS, incluindo os expurgos inflacionários que a companhia julgava ter direito. Conservadoramente, a empresa continuou provisionando os valores como se devidos fossem.

Contudo, em setembro de 2002 houve o trânsito em julgado da ação, onde era pleiteado o prazo decadencial de 10 anos e expurgos inflacionários, por este motivo reverteu-se neste trimestre, a respectiva provisão impactando positivamente o resultado em R$ 12,6 milhões, registrados na rubrica "outras receitas operacionais".

8 Provisão para contingências

	30 de setembro de 2002	**30 de junho de 2002**
Provisões trabalhistas	7.680	8.815
Provisões tributárias	3.695	4.332
Projetos industriais	1.702	1.746
Provisão para reestruturação de negócios	1.500	1.500
	14.577	16.393

9 Outras contas a pagar

	30 de setembro de 2002	30 de junho de 2002
"Royalties" (Sujeito a variação cambial)	22.891	16.283
Fretes	4.523	3.659
Propaganda	209	241
Outros pagamentos	4.851	6.563
	32.474	26.746

10 Transações com empresas controladas diretas e indiretas e com empresa coligada

	30 de setembro de 2002	30 de junho de 2002
Saldo das operações		
Ativo circulante (clientes)	126	170
Passivo circulante (fornecedores)	502	137
Exigível a longo prazo (contas correntes), substancialmente com Amapoly, sem encargos e sem prazo de pagamentos	23.796	22.072
Contas de resultado		
Vendas	45	45
Compras (substancialmente em custo das vendas)	10.629	7.955

11 Provisão de IR/ CSLL a Pagar

A companhia obteve medida judicial que lhe permite a compensação da totalidade do imposto de renda e da contribuição social devidos em cada exercício, com os créditos decorrentes dos prejuízos fiscais e bases negativas de contribuição social. Não obstante, a companhia mantêm destacado no exigível a longo prazo parcela adicional de imposto devido que vem compensando por força da referida liminar (setembro de 2002 - R$46.423 e junho de 2002 – R$ 46.190). Adicionalmente, os encargos financeiros são provisionados a débito de "Despesas Financeiras".

12 Outras receitas e outras despesas operacionais

As outras receitas operacionais são compostas basicamente por incentivos fiscais de ICMS, reversão da provisão Pis/Cofins (nota 7b) e receita de aluguéis do Vale Sul Shopping. As outras despesas operacionais se referem basicamente à provisões do Programa de Participação nos resultados e perdas nos estoques.

13 Resultado não Operacional

No segundo trimestre a companhia vendeu um imóvel situado no bairro da Móoca, em São Paulo, por R$ 9.400 mil. Essa operação impactou positivamente o resultado não operacional do período em R$ 7.339 mil.

14 Instrumentos financeiros

A companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada por meio de estratégias pré-definidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 30 de setembro de 2002 e 2001 refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 24,94% do capital total (igual a 45% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia por não terem ocorrido recentemente negociações das ações ordinárias de sua emissão em bolsas de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos eqüivale, aproximadamente, ao seu valor de mercado.

Não há instrumentos financeiros (operações com derivativos) não contabilizados.

15 Imposto de Renda e Contribuição Social sobre o Lucro Líquido - CSLL

A companhia, em 30 de setembro de 2002, contabilizou o imposto de renda e a CSLL, conforme demonstração abaixo:

	Imposto de Renda	Contribuição Social
Lucro antes da tributação	25.316	25.316
Adições	97.986	43.812
Exclusões	(116.591)	(63.390)
Base de cálculo	6.711	5.738
Imposto de Renda, adicionais e Contribuição Social	1.660	516
Incentivo Fiscal	(28)	
Imposto de Renda e Contribuição Social do exercício, totalizando R$ 2.148	1.632	516
Imposto de Renda e Contribuição Social Diferidos sobre diferenças temporárias apuradas até o exercício de 2001, conforme Deliberação CVM no. 273/98, totalizando R$ 274	50	224
Imposto de Renda e CSLL no resultado do período, totalizando R$ 2.422	1.682	740

04.01 - NOTAS EXPLICATIVAS

O imposto de renda e contribuição social diferidos (setembro de 2002 - R$ 54.542 e junho de 2002 – R$ 55.188, circulante e longo prazo) estão registrados de acordo com a deliberação CVM 273/98; a parte diferida referente a prejuízo fiscal e base negativa de contribuição social (no montante de R$ 27.017 e R$ 26.512 em setembro e junho de 2002 respectivamente) está estimada para recuperação em até cinco anos; já a parte diferida referente a diferenças temporárias tem sua recuperabilidade relacionada ao pagamento ou reversão das provisões não dedutíveis que lhe deram origem.

No primeiro semestre de 2001, em função de existência de crédito tributário de período anterior ainda não ativado, esse crédito passou a ser apropriado ao resultado até o limite do imposto de renda gerado no semestre.

A companhia estará ajustando periodicamente os impostos diferidos entre curto e longo prazo de acordo com suas perspectivas de realização.

16 Eventos subsequentes

a) Em 08 de novembro de 2002, a Companhia celebrou acordo judicial ("Acordo Judicial") com o Dynamo Puma Fundo Mútuo de Investimento em Ações – Carteira Livre, o Dynamo Cougar Fundo Mútuo de Investimento em Ações – Carteira Livre e o Dynamo Equity Fund ("Fundos Dynamo"), com o objetivo de encerrar o processo nº 000.02.063988-0, que corre na 9ª Vara Cível do Foro Central da Comarca de São Paulo – SP, movido pelos Fundos Dynamo contra a Companhia, visando o recebimento de dividendos complementares.

Nos termos do Acordo Judicial:

(i) a Companhia e os Fundos Dynamo reconheceram, entre outros fatos, como forma de dissipar quaisquer dúvidas a respeito dos dividendos a que fazem jus as ações preferenciais, a necessidade de adaptação do atual artigo 6º do Estatuto Social da Companhia aos preceitos da Lei nº 10.303/2001, tornando claro que as ações preferenciais de emissão da Companhia têm direito a dividendos 10% (dez por cento) maiores do que os atribuídos às ações ordinárias;

(ii) a Companhia realizou, na mesma data em que celebrado o Acordo Judicial, reunião do Conselho de Administração em que deliberou, entre outros pontos, sobre: (a) convocação de Assembléia Geral Extraordinária para prosseguir com o processo de adaptação da redação dos artigos 6º e 28 do Estatuto Social aos preceitos da Lei nº 10.303/2001; (b) proposta de pagamento de juros sobre capital próprio pela Companhia apenas para as ações de emissão da Companhia em circulação no mercado, no valor total

bruto de R$ 15.821.000,00 (quinze milhões, oitocentos e vinte um mil reais), sendo aproximadamente R$ 11,7643 para cada lote de 1.000 ações ordinárias e aproximadamente R$ 12,9407 para cada lote de 1.000 ações preferenciais, com base na "Conta de Reserva de Lucros"; e (c) tomar as providências necessárias para a adesão, pela Companhia, ao Nível 1 das Práticas Diferenciadas de Governança Corporativa instituídas pela Bolsa de Valores de São Paulo.

(iii) os Fundos Dynamo concordaram com extinção e arquivamento definitivo de toda e qualquer modalidade de investigações preliminares, inquéritos administrativos, processos administrativos ou termos de acusação que estejam em curso perante a Comissão de Valores Mobiliários, com relação à interpretação e aplicação do artigo 6º do Estatuto Social da Companhia.

b) Em 12 de novembro de 2002, foi assinado com o IFC – *International Finance Corporation*, contrato de empréstimo no valor de US$ 30 milhões, destinados a suportar o programa de investimentos da Companhia, no período de 2001 a 2004. Após a carência de 3 anos, o valor do empréstimo será pago semestralmente, por mais 7 anos.

04.01 - NOTAS EXPLICATIVAS

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
1	Ativo Total	731.059	672.799
1.01	Ativo Circulante	339.107	295.804
1.01.01	Disponibilidades	103.753	61.370
1.01.01.01	Caixa e Bancos	785	3.180
1.01.01.02	Aplicações Financeiras	102.968	58.190
1.01.02	Créditos	131.058	115.671
1.01.02.01	Clientes	143.984	127.382
1.01.02.02	Adiantamentos sobre contratos de câmbio	(3.923)	(2.639)
1.01.02.03	Provisão p/contas de realização duvidosa	(9.003)	(9.072)
1.01.03	Estoques	68.151	70.007
1.01.03.01	Produtos acabados	38.479	37.054
1.01.03.02	Produtos em processo	12.014	9.686
1.01.03.03	Matérias primas	16.754	24.080
1.01.03.04	Outros	3.445	1.964
1.01.03.05	Provisão para perdas nos estoques	(2.541)	(2.777)
1.01.04	Outros	36.145	48.756
1.01.04.01	Outras Despesas antecipadas	2.671	3.998
1.01.04.02	Despesas Antecipadas com propaganda	12.868	22.086
1.01.04.03	Outros Ativos	14.061	16.387
1.01.04.04	IR/CSLL diferidos	6.545	6.285
1.02	Ativo Realizável a Longo Prazo	121.685	119.565
1.02.01	Créditos Diversos	121.685	119.565
1.02.01.01	Bens destinados a Venda	14.247	14.333
1.02.01.02	Depósitos Compulsórios e Outros Ativos	3.565	3.508
1.02.01.03	Impostos a Recuperar	45.272	44.638
1.02.01.04	IR/ CSLL diferidos	47.997	48.903
1.02.01.05	Demais contas a receber	10.604	8.183
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	270.267	257.430
1.03.01	Investimentos	128.301	116.900
1.03.01.01	Participações em Coligadas	128.105	116.704
1.03.01.02	Participações em Controladas	0	0
1.03.01.03	Outros Investimentos	196	196
1.03.02	Imobilizado	126.944	127.881
1.03.02.01	Terrenos	3.595	3.578
1.03.02.02	Edifícios e Construções	32.450	32.439
1.03.02.03	Máquinas e Equipamentos	66.920	66.002

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2002	4 -30/06/2002
1.03.02.04	Móveis e Utensílios	8.712	8.500
1.03.02.05	Veículos	3.261	3.437
1.03.02.06	Marcas e Patentes	8.174	8.616
1.03.02.07	Obras em Andamento	9.112	10.673
1.03.02.08	Provisão para Perda	(5.280)	(5.364)
1.03.03	Diferido	15.022	12.649

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2002	4 - 30/06/2002
2	Passivo Total	731.059	672.799
2.01	Passivo Circulante	124.345	89.194
2.01.01	Empréstimos e Financiamentos	23.271	19.792
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	27.498	8.005
2.01.04	Impostos, Taxas e Contribuições	2.563	946
2.01.04.01	ICMS	2.275	966
2.01.04.02	PIS	22	0
2.01.04.03	COFINS adicional	0	0
2.01.04.04	COFINS a recolher	0	0
2.01.04.05	Outros	266	(20)
2.01.05	Dividendos a Pagar	0	0
2.01.06	Provisões	0	0
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	71.013	60.451
2.01.08.01	Salários e Encargos Sociais	23.258	18.029
2.01.08.02	Provisão para Contingências	14.572	16.393
2.01.08.03	Contas a pagar	33.183	26.029
2.02	Passivo Exigível a Longo Prazo	165.720	148.602
2.02.01	Empréstimos e Financiamentos	70.169	47.346
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	95.551	101.256
2.02.05.02	Provisão p/ IR e CSLL a Pagar	46.423	46.190
2.02.05.03	Benefícios empregados deliberação 371/00	5.820	5.878
2.02.05.04	Cofins/Pis a recolher	42.042	49.188
2.02.05.05	Outros contas a pagar	1.266	0
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	440.994	435.003
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	142.222	142.222
2.05.04.01	Legal	8.962	8.962
2.05.04.02	Estatutária	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2002	4 -30/06/2002
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	133.260	133.260
2.05.05	Lucros/Prejuízos Acumulados	22.894	16.903

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.01	Receita Bruta de Vendas e/ou Serviços	200.498	555.481	180.520	522.017
3.02	Deduções da Receita Bruta	(32.946)	(90.394)	(29.147)	(82.880)
3.03	Receita Líquida de Vendas e/ou Serviços	167.552	465.087	151.373	439.137
3.04	Custo de Bens e/ou Serviços Vendidos	(103.916)	(287.970)	(93.344)	(273.270)
3.05	Resultado Bruto	63.636	177.117	58.029	165.867
3.06	Despesas/Receitas Operacionais	(57.892)	(158.671)	(48.310)	(135.062)
3.06.01	Com Vendas	(47.631)	(133.697)	(44.182)	(124.364)
3.06.02	Gerais e Administrativas	(12.390)	(33.321)	(10.673)	(31.015)
3.06.03	Financeiras	(19.818)	(24.576)	(4.423)	(5.732)
3.06.03.01	Receitas Financeiras	14.978	35.394	10.628	28.514
3.06.03.02	Despesas Financeiras	(34.796)	(59.970)	(15.051)	(34.246)
3.06.04	Outras Receitas Operacionais	12.353	21.232	6.593	17.209
3.06.05	Outras Despesas Operacionais	(1.807)	(4.860)	(1.315)	(3.767)
3.06.05.01	Amortização de diferido, ágio e deságio	(1.807)	(4.860)	(1.315)	(3.767)
3.06.06	Resultado da Equivalência Patrimonial	11.401	16.551	5.690	12.607
3.07	Resultado Operacional	5.744	18.446	9.719	30.805
3.08	Resultado Não Operacional	(254)	7.270	231	703
3.08.01	Receitas	(12)	9.943	473	1.199
3.08.02	Despesas	(242)	(2.673)	(242)	(496)
3.09	Resultado Antes Tributação/Participações	5.490	25.716	9.950	31.508
3.10	Provisão para IR e Contribuição Social	233	(2.548)	77	(137)
3.10.01	Provisão para IR e CSLL - Corrente	233	(2.548)	77	(137)
3.11	IR Diferido	268	(274)	0	0
3.11.01	IR/ CSLL diferidos	268	(274)	0	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2002 a 30/09/2002	4 - 01/01/2002 a 30/09/2002	5 - 01/07/2001 a 30/09/2001	6 - 01/01/2001 a 30/09/2001
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	5.991	22.894	10.027	31.371
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00321	0,01228	0,00538	0,01683
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Senhores Acionistas,

Mesmo diante de um ambiente econômico adverso, a São Paulo Alpargatas alcançou em nove meses, resultados operacionais melhores que os acumulados no mesmo período de 2001, conforme demonstrado por nossos principais indicadores de desempenho.
O faturamento atingiu R$555,5 milhões, aumentando 6,4% em relação ao mesmo período do ano anterior. O aumento da produtividade industrial compensou o impacto da elevação dos custos das matérias primas atreladas à variação cambial, elevando a margem bruta de 37,8% para 38,1%. O lucro bruto cresceu 6,8%, atingindo R$177,1 milhões e o lucro operacional, antes da variação cambial, totalizou R$67,9 milhões, apresentando crescimento de 23,5%.
A maior geração de caixa pelas operações resultou em um EBITDA de R$73,2 milhões, 25% acima do ano passado.

O foco na administração do capital de giro, principalmente com redução de estoques e aumento dos prazos de pagamento, contribuiu para melhorar a posição de caixa, cujo saldo atingiu R$103,7 milhões em 30 de setembro, superior em R$ 15 milhões ao do mesmo mês de 2001. Com empréstimos de R$ 93,4 milhões o caixa líquido no final de setembro era de R$ 10,3 milhões. Do total do endividamento, 8% era em moeda nacional - FINAME e 92% em moeda estrangeira com o IFC – *International Finance Corporation*, sendo que 76% venciam no longo prazo.

A desvalorização de 68% do real frente ao dólar norte americano, em nove meses deste ano, resultou em despesa de variação cambial de R$ 42 milhões, devido, principalmente, ao saldo de empréstimo de longo prazo em moeda estrangeira (IFC). Deste total, 98,5% não representaram desembolso de caixa até 30/9/2002.
O lucro líquido acumulado até 30 de setembro de 2002 foi de R$ 22,9 milhões.

TOPPER

Com seu novo *slogan* "Futebol é Coisa Séria", **Topper** é a marca que pensa, respira, vive e está a serviço do futebol e de seu praticante, oferecendo produtos focados neste esporte. **Topper** está mais jovem, atual, inovadora, com tecnologia e modelos de ponta. Os destaques da coleção 2002 foram as chuteiras Zirion e a *indoor* Violator. Lançamos até setembro, 34 novos modelos **Topper.**

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

MIZUNO

O volume de vendas aumentou 24% em comparação com o acumulado até setembro de 2001. **Mizuno** tem a preferência de esportistas profissionais e amadores de *running*. Vários dos atletas patrocinados alcançaram os primeiros lugares em importantes corridas e maratonas, tais como a Maratona Internacional de São Paulo, a Meia Maratona do Rio de Janeiro e a Maratona de Revezamento Pão de Açúcar. Lançamos até setembro 37 novos modelos **Mizuno.**

RAINHA

Com a tecnologia de amortecimento *System Interaction,* a **Rainha** está se tornando a marca preferida dos consumidores que buscam prazer, qualidade de vida e aventura na prática de esportes. **Rainha** foi mais uma vez indicada *Top of Mind* na categoria tênis – agora por 9 anos consecutivos - segundo pesquisa Datafolha. Lançamos até setembro 34 novos modelos **Rainha.**

HAVAIANAS

As vendas acumuladas somaram 79,7 milhões de pares, dos quais 8% foram para o mercado externo. Nossas estratégias de comunicação incluíram várias ações aumentando a exposição da marca. **Havaianas** estiveram presentes nos desfiles de importantes estilistas no São Paulo Fashion Week e no Fashion Rio. A exposição na mídia internacional, com a matéria na edição de 8 de agosto do *Wall Street Journal* e anúncios nas revistas *Elle* e *Cosmopolitan,* contribuíram para impulsionar as vendas no verão do hemisfério norte. A veiculação do filme Deusas, com a participação das principais artistas que já divulgaram a sandália, reforçou a sua comunicação.
A coleção verão 2002/2003, lançada em agosto, incluiu os novos modelos Trekking e Style.

LONAS E COBERTURAS

As marcas de Lonas e Coberturas – **Encerado Locomotiva, Lonil, Lonaleve, Night&Day** venderam 14,3 milhões de metros quadrados. A fábrica de laminados sintéticos de Manaus ganhou o Prêmio SESI de qualidade de vida, em reconhecimento pela adoção de políticas e práticas que asseguram um ambiente de trabalho saudável e produtivo, elevando a qualidade de vida do trabalhador em seu ambiente profissional.

MEGGASHOP E TIMBERLAND

Em comparação com os nove meses de 2001, o volume de vendas de Timberland cresceu 31% e o faturamento da rede de lojas Meggashop, 10,5%.

REORGANIZAÇÃO FABRIL

Em continuidade ao processo de reconfiguração das fábricas da região Nordeste, as atividades da unidade de solas em Jaboatão – PE foram transferidas para outras unidades da região. Implantamos nova tecnologia de fabricação de solas que proporciona substancial redução do custo de fabricação deste componente e melhor qualidade dos calçados esportivos.

OUTROS DESTAQUES

- O resultado financeiro líquido aumentou 35% com a redução das despesas com juros sobre os empréstimos;
- A equivalência patrimonial da Santista Têxtil, nossa controlada em conjunto, alcançou R$ 16,5 milhões;
- Os investimentos em modernização/substituição de máquinas e novas tecnologias de produção somaram R$ 18,5 milhões;
- Entre janeiro e setembro deste ano, foram negociadas 200,5 milhões de ações preferenciais da São Paulo Alpargatas (Bovespa ALPA4), em 69% dos pregões da BOVESPA. O preço médio foi de R$ 107,80 por lote de mil ações, sendo que o preço máximo alcançado foi de R$122,00 e o mínimo R$90,00. A diminuição do preço foi de 6% contra 36% do índice IBOVESPA. Em 30 de setembro o *freefloat* total era de 58%.

RECURSOS HUMANOS

Os destaques das atividades de recursos humanos, visando o desenvolvimento, treinamento e incentivo dos colaboradores da Alpargatas foram:

- Programa Educacional Caminhar e Aprender, com o objetivo de erradicar a ausência do ensino fundamental dos funcionários das fábricas, usando metodologia que vincula o aprendizado à realidade do trabalhador;
- Inauguração do Centro de Capacitação e Desenvolvimento em João Pessoa, para o aprimoramento do conhecimento dos funcionários das fábricas da região Nordeste, através de treinamentos técnico-comportamentais;

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- Programa de Incentivo de Longo Prazo que concede opções de compra de ações – *Stock Option* – aos funcionários da empresa.

RESPONSABILIDADE SOCIAL

Dentre as ações voltadas para o bem estar social criamos o **Instituto Alpargatas de Responsabilidade Social**, com a missão de melhorar, por meio do esporte, a qualidade da educação de crianças e adolescentes de famílias de baixa renda, nas comunidades onde a Alpargatas atua.

Agradecemos aos clientes, funcionários, fornecedores e, acima de tudo, aos consumidores, cujo apoio e preferência por nossas marcas têm sido fundamentais para darmos prosseguimento ao trabalho de aumento de valor do investimento para os acionistas.

São Paulo, 5 de novembro de 2002
CONSELHO DE ADMINISTRAÇÃO

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

12 de novembro de 2002

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres e períodos findos em 30 de setembro e 30 de junho de 2002 e 30 de setembro de 2001, elaboradas sob a responsabilidade da administração da companhia.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que estas estejam de acordo com os princípios contábeis previstos na legislação societária brasileira aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 002511

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 AM 7:21

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05
4 - NIRE		
35.300.025.270		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
3 - CEP	4 - MUNICÍPIO			5 - UF
04542-903	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7599	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3847-7337	3847-7332	3168-8700	
15 - E-MAIL				
jsalvio@alpargatas.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Francisco Silvério Morales Cespede				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
4 - CEP	5 - MUNICÍPIO			6 - UF
04542-903	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
	-	-	-	
16 - E-MAIL				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2003	31/12/2003	1	01/01/2003	31/03/2003	3	30/09/2002	31/12/2002

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Wander Rodrigues Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2003	2 - TRIMESTRE ANTERIOR 31/12/2002	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2002
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	86.668
6 - Total	86.668	86.668	86.668

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA	Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO	Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO	Privada Nacional
4 - CÓDIGO ATIVIDADE	1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL	Industria de Calçados
6 - TIPO DE CONSOLIDADO	Total
7 - TIPO DO RELATÓRIO DOS AUDITORES	Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	AGE	13/12/2002	Juros Sobre Capital Próprio	10/01/2003	ON	0,0117643000
02	AGE	13/12/2002	Juros Sobre Capital Próprio	10/01/2003	PN	0,0129407000
03	RCA	21/02/2003	Dividendo	04/04/2003	ON	0,0057900000
04	RCA	21/02/2003	Dividendo	04/04/2003	PN	0,0063800000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
13/05/2003	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2003	4 - 31/12/2002
1	Ativo Total	769.975	779.812
1.01	Ativo Circulante	369.293	378.836
1.01.01	Disponibilidades	96.109	120.384
1.01.01.01	Caixa e Bancos	1.809	5.180
1.01.01.02	Aplicações Financeiras	94.300	115.204
1.01.02	Créditos	130.255	149.068
1.01.02.01	Clientes	144.001	162.289
1.01.02.02	Adiantamentos sobre contratos de câmbio	(5.787)	(5.102)
1.01.02.03	Provisão p/contas de realização duvidosa	(7.959)	(8.119)
1.01.03	Estoques	71.822	55.939
1.01.03.01	Produtos acabados	39.070	32.060
1.01.03.02	Produtos em processo	14.556	10.104
1.01.03.03	Matérias primas	16.038	14.118
1.01.03.04	Outros	3.636	1.757
1.01.03.05	Provisão para perdas nos estoques	(1.478)	(2.100)
1.01.04	Outros	71.107	53.445
1.01.04.01	Despesa antecipada c/ propaganda	29.158	7.135
1.01.04.02	Despesas antecipadas	2.971	1.538
1.01.04.03	IR/ CSLL Diferidos	6.748	6.917
1.01.04.04	Outros Ativos	7.602	7.455
1.01.04.05	Impostos a Recuperar	11.275	17.457
1.01.04.06	Dividendos a Receber	6.236	6.236
1.01.04.07	Contas a receber-venda ativo permanente	3.603	3.401
1.01.04.08	Contas a receber funcionários	1.902	1.977
1.01.04.09	Comissão licenciadas a receber	864	837
1.01.04.10	Adiantamentos a despachantes	748	492
1.02	Ativo Realizável a Longo Prazo	102.832	104.858
1.02.01	Créditos Diversos	102.832	104.858
1.02.01.01	Bens destinados á venda	16.514	14.612
1.02.01.02	Impostos a recuperar	23.416	24.749
1.02.01.03	Depósitos compulsórios e outros ativos	3.340	3.242
1.02.01.04	IR/ CSLL Diferidos	49.488	50.728
1.02.01.05	Demais contas a receber	10.074	11.527
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	297.850	296.118
1.03.01	Investimentos	165.763	159.786
1.03.01.01	Participações em Coligadas	129.785	124.706

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2003	4 -31/12/2002
1.03.01.02	Participações em Controladas	35.783	34.885
1.03.01.03	Outros Investimentos	195	195
1.03.02	Imobilizado	118.879	122.636
1.03.02.01	Terrenos	3.026	3.119
1.03.02.02	Edificios e Construções	27.729	29.138
1.03.02.03	Máquinas e Equipamentos	63.583	64.952
1.03.02.04	Móveis e Utensílios	7.681	8.534
1.03.02.05	Veículos	2.972	3.011
1.03.02.06	Marcas e Patentes	7.291	7.733
1.03.02.07	Outros	9.895	9.730
1.03.02.08	Provisão para Perda	(3.298)	(3.581)
1.03.03	Diferido	13.208	13.696

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2003	4 - 31/12/2002
2	Passivo Total	769.975	779.812
2.01	Passivo Circulante	136.957	165.378
2.01.01	Empréstimos e Financiamentos	20.410	22.806
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	32.394	36.987
2.01.04	Impostos, Taxas e Contribuições	6.045	8.280
2.01.04.01	ICMS	3.543	4.760
2.01.04.03	Cofins a recolher	1.392	1.229
2.01.04.04	Pis	622	532
2.01.04.05	Outros	488	1.759
2.01.05	Dividendos a Pagar	11.346	26.011
2.01.05.01	Dividendos propostos	11.346	11.346
2.01.05.02	Juros sobre o capital próprio	0	14.665
2.01.06	Provisões	16.165	17.745
2.01.06.02	Provisões para contingência	16.165	17.745
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	50.597	53.549
2.01.08.01	Salários e encargos sociais	19.550	20.348
2.01.08.02	Contas a Pagar	31.047	33.201
2.02	Passivo Exigível a Longo Prazo	180.751	175.698
2.02.01	Empréstimos e Financiamentos	55.113	58.256
2.02.02	Debêntures	0	0
2.02.03	Provisões	53.938	49.272
2.02.03.01	Provisão de IR/ CSLL a Pagar	52.572	47.633
2.02.03.02	Provisão IR/CSLL diferidos	1.366	1.639
2.02.04	Dívidas com Pessoas Ligadas	25.533	23.549
2.02.05	Outros	46.167	44.621
2.02.05.01	Impostos a pagar	39.588	37.917
2.02.05.02	Benefícios a empregados	5.490	5.554
2.02.05.03	Outros	1.089	1.150
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	452.267	438.736
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	162.858	162.858
2.05.04.01	Legal	2.388	2.388

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2003	4 -31/12/2002
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	160.470	160.470
2.05.04.07.01	Outras Reservas de Lucro	160.470	160.470
2.05.05	Lucros/Prejuízos Acumulados	13.531	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002
3.01	Receita Bruta de Vendas e/ou Serviços	209.320	209.320	178.073	178.073
3.02	Deduções da Receita Bruta	(34.775)	(34.775)	(28.661)	(28.661)
3.03	Receita Líquida de Vendas e/ou Serviços	174.545	174.545	149.412	149.412
3.04	Custo de Bens e/ou Serviços Vendidos	(112.385)	(112.385)	(93.094)	(93.094)
3.05	Resultado Bruto	62.160	62.160	56.318	56.318
3.06	Despesas/Receitas Operacionais	(44.832)	(44.832)	(42.480)	(42.480)
3.06.01	Com Vendas	(48.523)	(48.523)	(41.067)	(41.067)
3.06.02	Gerais e Administrativas	(10.879)	(10.879)	(9.440)	(9.440)
3.06.03	Financeiras	8.670	8.670	3.538	3.538
3.06.03.01	Receitas Financeiras	10.663	10.663	9.349	9.349
3.06.03.02	Despesas Financeiras	(1.993)	(1.993)	(5.811)	(5.811)
3.06.04	Outras Receitas Operacionais	1.790	1.790	4.773	4.773
3.06.05	Outras Despesas Operacionais	(1.514)	(1.514)	(1.380)	(1.380)
3.06.05.01	Amortizaçao de diferido	(1.514)	(1.514)	(1.380)	(1.380)
3.06.06	Resultado da Equivalência Patrimonial	5.624	5.624	1.096	1.096
3.07	Resultado Operacional	17.328	17.328	13.838	13.838
3.08	Resultado Não Operacional	386	386	126	126
3.08.01	Receitas	735	735	251	251
3.08.02	Despesas	(349)	(349)	(125)	(125)
3.09	Resultado Antes Tributação/Participações	17.714	17.714	13.964	13.964
3.10	Provisão para IR e Contribuição Social	(2.755)	(2.755)	(2.857)	(2.857)
3.10.01	Provisão para IR e CSLL - Corrente	(2.755)	(2.755)	(2.857)	(2.857)
3.11	IR Diferido	(1.428)	(1.428)	(1.962)	(1.962)
3.11.01	IR/ CSLL diferidos	(1.428)	(1.428)	(1.962)	(1.962)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	13.531	13.531	9.145	9.145
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00726	0,00726	0,00491	0,00491
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 31 de março de 2003, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

Essas atividades são realizadas em um contexto de fábricas distribuídas geograficamente, algumas em regiões incentivadas.

2 Principais práticas contábeis

(**a**) As informações trimestrais ora apresentadas foram elaboradas com base nos princípios, critérios e métodos uniformes em relação àqueles adotados na elaboração das demonstrações financeiras relativas ao exercício findo em 31 de dezembro de 2002, publicadas em 26 de fevereiro de 2003.

(**b**) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia e das empresas controladas, direta ou indiretamente, mencionadas na Nota 3.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais, com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

As demonstrações financeiras da controlada em conjunto, Santista Têxtil S.A., na qual a companhia detém participação de 25%, não estão sendo consolidadas proporcionalmente. Os reflexos dos resultados da Santista Têxtil S.A. no período estão reconhecidos na rubrica de equivalência patrimonial.

(c) Ativo Diferido

A amortização do diferido é calculada pelo prazo de até cinco anos, a partir da data em que os benefícios começam a ser gerados. Os gastos diferidos até março de 2003 referem-se substancialmente a desenvolvimento de sistemas, despesas pré-operacionais e benfeitorias em imóveis de terceiros.

3 Investimentos em empresas controladas e coligada

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agríc. Coml.	Expasa Flórida Inc.	Albrás S.A.	Santista Têxtil S.A.	Total
Informações em 31 de março De 2003							
Número de ações ou quotas	6.557.122	1	25.583	2.500	12.000	249.444.063	
Percentual de participação - %	100	100	100	100	100	24,94	
Capital social	6.557		26	16.219		362.530	
Patrimônio líquido	37.128		382	(1.727)		520.299	
Lucro líquido do trimestre	1.034		11	(921)		20.978	
Valor contábil do investimento							
31 de março de 2003	37.128		382	(1.727)		129.785	165.568
31 de dezembro de 2002	35.717		371	(1.203)		124.706	159.591
Resultado da equivalência							
31 de março de 2003	1.411		11	(878)		5.080	5.624
31 de março de 2002	1.540	64	1		(944)	435	1.096

A Amapoly produz laminados em PVC e poliéster que são utilizados na confecção de coberturas de caminhão, "backlights", "frontlights", "banners", toldos etc. e laminados de polietileno que são utilizados na confecção de coberturas para agro-indústria, lar e lazer, tendo sua fábrica em Manaus – AM.

No exercício de 2002, a São Paulo Alpargatas S.A. passou a consolidar diretamente o investimento na Expasa Flórida, Inc., em decorrência do encerramento das atividades da Expasa Anstalt, Inc.

A Albrás, por decisão de sua controladora São Paulo Alpargatas S.A , foi descontinuada em maio de 2002.

A Santista Têxtil tem por objeto social operacionalização nas áreas de processamento de algodão, fiação, tecelagem e acabamento de tecido, a comercialização, importação e exportação desses produtos e suas matérias-primas, bem como o negócio de confecções e demais correlatos e afins.

4 Bens destinados à venda

Os terrenos, os edifícios e as melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Esses ativos estão registrados ao custo e são inferiores aos valores estimados de realização no mercado.

5 Impostos a recuperar

Circulante

	31 de março de 2003	31 de dezembro de 2002
IPI processo restituição	8.575	14.084
Incentivo fiscal – ICMS	2.158	3.373
Outros	542	
	11.275	17.457

IPI a recuperar

A edição da Lei no. 9.779/99, tornou possível o aproveitamento, por meio de ressarcimento ou compensação, dos créditos de Imposto sobre Produtos Industrializados IPI relativos a insumos empregados em produtos que tenham as suas saídas imunes, isentas ou tributadas à alíquota zero, nos termos dos artigos 73 e 74 da Lei no. 9.430.

Adicionalmente a Instrução Normativa no. 33, de 4 de março de 1999, reconheceu o direito ao aproveitamento de quaisquer créditos, indistintamente, e não apenas daqueles para cuja manutenção haja expressa autorização do "RIPI" - Regulamento do IPI, ressalvadas algumas especificidades.

Nesse contexto, a companhia realizou amplo levantamento dos créditos do IPI desde janeiro de 1999, e a partir de setembro de 2000 passou a registrar o crédito fiscal do imposto no momento do recebimento da matéria prima.

A Companhia requereu junto à Receita Federal a compensação com outros tributos federais e já compensou no período de setembro de 2002 a março de 2003 o montante de R$ 13.885 com PIS/COFINS a recolher.

Realizável a longo prazo

	31 de março de 2003	31 de dezembro de 2002
IRRF sobre aplicação financeira	15.214	16.411
IRRF e CSLL duodécimo	3.131	3.131
ICMS ativo fixo	3.143	2.918
Imposto s/ venda exército e marinha	1.555	1.529
Outros	373	760
	23.416	24.749

6 Financiamentos

	Indexador e taxa média anual de encargos	31 de março de 2003	31 de dezembro de 2002
Moeda estrangeira	Variação cambial e juros de 4,5% a 8,5%	68.331	73.629
(31/03/03-US$20,378mil; 31/12/02-US$ 20,839mil)			
Moeda nacional	Taxa de juros a longo prazo – TJLP e juros de 2,0% a 3,5%	7.192	7.433
		75.523	81.062
Passivo circulante		20.410	22.806
Exigível a longo prazo		55.113	58.256

Os empréstimos estão garantidos por avais e imóveis da companhia.

7 **Impostos a pagar (exigível a longo prazo)**

	31 de março de 2003	31 de dezembro de 2002
COFINS contingente	38.247	36.862
PIS contingente	1.341	1.055
	39.588	37.917

(a) **COFINS e PIS contingente**

Em 8 de março de 1999, a companhia obteve liminar para a ação ordinária que pede a inconstitucionalidade da Lei no. 9.718/98 e da Emenda Constitucional no. 20.

Essa liminar assegura o recolhimento da COFINS e do Programa de Integração Social - PIS nos moldes da legislação vigente até janeiro de 1999, ou seja, desconsiderando o aumento da alíquota e da base de cálculo dessas contribuições.

Os valores não recolhidos estão sendo normalmente provisionados, inclusive com acréscimo de juros calculados à taxa SELIC.

A partir de outubro de 2002 a companhia passou a depositar em juízo o valor em discussão. O saldo dos depósitos em 31 de março de 2003 monta a R$ 3.610.

(b) **PIS**

Em março de 1995, foi obtida decisão judicial permitindo a compensação das diferenças calculadas e recolhidas a maior por utilização da base de cálculo considerada indevida pela companhia e por seus assessores jurídicos. Esses créditos foram reconhecidos como receita operacional, na medida de sua compensação com os recolhimentos do PIS.

Em julho de 1997, a sentença transitou em julgado, autorizando que a companhia calcule os valores relativos ao PIS nos moldes da Lei Complementar no. 7/70.

Em junho de 2001, foi proferida sentença em mandado de segurança, reconhecendo o direito da empresa compensar os créditos do PIS, com débitos do próprio PIS e da COFINS.

Adicionalmente, a partir de outubro de 2001, a companhia optou por continuar a compensação do PIS com os débitos do próprio PIS e da COFINS, incluindo os expurgos inflacionários que a companhia julgava ter direito. Conservadoramente, a empresa continuou provisionando os valores como se devidos fossem.

Contudo, em setembro de 2002 houve o trânsito em julgado da ação, onde era pleiteado o prazo decadencial de 10 anos e expurgos inflacionários, por este motivo foi revertida nesta mesma data a respectiva provisão.

8 Provisão para contingências

	31 de março de 2003	31 de dezembro de 2002
Provisões trabalhistas	8.878	8.949
Provisões tributárias	4.945	4.948
Projetos industriais	242	735
Provisão para reestruturação de negócios	1.500	1.500
Outros	600	1.613
	16.165	17.745

9 Outras contas a pagar

	31 de março de 2003	31 de dezembro de 2002
"Royalties"	21.623	21.363
Fretes	3.688	4.813
Propaganda	182	269
Outros pagamentos	5.554	6.756
	31.047	33.201

10 Transações com empresas controladas diretas e indiretas e com empresa coligada

	31 de março de 2003	31 dezembro de 2002
Saldo das operações		
Ativo circulante (clientes)	16	29
Passivo circulante (fornecedores)	29	214
Exigível a longo prazo (contas correntes), substancialmente com Amapoly, sem encargos e sem prazo de pagamentos	25.533	23.549
Contas de resultado		
Vendas		50
Compras (substancialmente em custo das vendas)	4.904	13.326

As transações comerciais observaram preços e condições usuais de mercado. As contas correntes, representadas substancialmente pelas transações com a Amapoly, referem-se a administração do caixa único do grupo, efetuada pela companhia. Não tem encargos nem prazos de vencimento.

11 Provisão de IR/ CSLL a pagar

A companhia obteve medida judicial que lhe permite a compensação da totalidade do imposto de renda e da contribuição social devidos em cada exercício, com os créditos decorrentes dos prejuízos fiscais e bases negativas de contribuição social. Não obstante, a companhia mantém destacado no exigível a longo prazo parcela adicional de imposto devido que vem compensando por força da referida liminar.
Adicionalmente, os encargos financeiros são provisionados a débito de " Despesas Financeiras".

12 Outras receitas operacionais

As outras receitas operacionais são compostas basicamente por incentivos fiscais de ICMS e receita de aluguéis do Vale Sul Shopping.

13 Instrumentos financeiros

A companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada por meio de estratégias pré-definidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 31 de março de 2003 e 31 de dezembro de 2002 refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 24,94% do capital total (igual a 45% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia por não terem ocorrido recentemente negociações das ações ordinárias de sua emissão em bolsas de valores ou fora delas.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos eqüivale, aproximadamente, ao seu valor de mercado.

Não há instrumentos financeiros (operações com derivativos) não contabilizados.

14 Imposto de Renda e Contribuição Social sobre o Lucro Líquido - CSLL

A companhia, em 31 de março de 2003, contabilizou o imposto de renda e a CSLL, conforme demonstração abaixo:

	Imposto de Renda	Contribuição Social
Lucro antes da tributação	17.714	17.714
Adições	59.249	25.049
Exclusões	(64.509)	(32.695)
Base de cálculo	12.454	10.068
Imposto de Renda, adicionais e Contribuição Social	2.173	634
Incentivo Fiscal	(52)	
Imposto de Renda e Contribuição Social do exercício, totalizando R$ 2.755	2.121	634
Imposto de Renda e Contribuição Social Diferidos sobre Diferenças temporárias apuradas até o exercício de 2002, conforme Deliberação CVM no. 273/98, Totalizando R$ 1.428	936	492
Imposto de Renda e CSLL no resultado do período, totalizando R$ 4.183	3.057	1.126

A companhia constituiu créditos tributários de imposto de renda e da contribuição social sobre prejuízo fiscal, base negativa da contribuição social e de diferenças temporárias, atendendo às premissas da CVM e estima sua recuperação no prazo de até cinco anos, dos quais R$ 6.748 já em 2003 bem como valores similares anuais no período de 2004 a 2007.

15 Financiamento IFC - International Finance Corporation

Em 12 de novembro de 2002, foi assinado com o IFC – *International Finance Corporation*, contrato de empréstimo no valor de US$ 30 milhões, destinados a suportar o programa de investimentos da Companhia, no período de 2001 a 2004. Após a carência de 3 anos, o valor do empréstimo será pago semestralmente, por mais 7 anos. Contudo, não ocorreram liberações dessa linha de crédito até o encerramento do trimestre.

04.01 - NOTAS EXPLICATIVAS

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2003	4 - 31/12/2002
1	Ativo Total	749.173	893.388
1.01	Ativo Circulante	377.854	510.585
1.01.01	Disponibilidades	96.159	162.178
1.01.01.01	Caixa e Bancos	1.859	9.079
1.01.01.02	Aplicações Financeiras	94.300	153.099
1.01.02	Créditos	136.105	188.806
1.01.02.01	Clientes	149.904	214.763
1.01.02.02	Adiantamentos sobre contratos de câmbio	(5.787)	(12.132)
1.01.02.03	Provisão p/contas de realização duvidosa	(8.012)	(13.825)
1.01.03	Estoques	74.123	101.674
1.01.03.01	Produtos acabados	39.469	40.461
1.01.03.02	Produtos em processo	15.085	18.752
1.01.03.03	Matérias primas	17.377	36.756
1.01.03.04	Outros	3.673	9.106
1.01.03.05	Provisão para perdas nos estoques	(1.481)	(3.401)
1.01.04	Outros	71.467	57.927
1.01.04.02	Despesas antecipadas	32.142	10.094
1.01.04.03	Outros Ativos	7.754	5.238
1.01.04.04	IR/CSLL diferidos	6.748	6.917
1.01.04.05	Impostos a recuperar	11.429	22.683
1.01.04.06	Dividendos a receber	6.250	6.250
1.01.04.07	Contas a receber-venda ativo permanente	3.603	3.401
1.01.04.08	Contas a receber funcionários	1.929	2.015
1.01.04.09	Comissão licenciadas a receber	864	837
1.01.04.10	Adiantamento a despachantes	748	492
1.02	Ativo Realizável a Longo Prazo	102.979	115.887
1.02.01	Créditos Diversos	92.904	102.501
1.02.01.01	Bens destinados a Venda	16.514	15.111
1.02.01.02	Depósitos Compulsórios e Outros Ativos	3.469	4.798
1.02.01.03	Impostos a Recuperar	23.433	26.342
1.02.01.04	IR/ CSLL diferidos	49.488	56.250
1.02.01.05	Demais contas a receber	0	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	10.075	13.386
1.03	Ativo Permanente	268.340	266.916
1.03.01	Investimentos	130.271	195
1.03.01.01	Participações em Coligadas	130.075	0
1.03.01.02	Participações em Controladas	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2003	4 -31/12/2002
1.03.01.03	Outros Investimentos	196	195
1.03.02	Imobilizado	124.819	252.971
1.03.02.01	Terrenos	3.502	16.083
1.03.02.02	Edificios e Construções	29.841	67.511
1.03.02.03	Máquinas e Equipamentos	66.110	136.496
1.03.02.04	Móveis e Utensílios	7.711	9.700
1.03.02.05	Veículos	3.069	3.326
1.03.02.06	Marcas e Patentes	7.291	7.733
1.03.02.07	Obras em Andamento	11.153	16.263
1.03.02.08	Provisão para Perda	(3.858)	(4.141)
1.03.03	Diferido	13.250	13.750

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2003	4 - 31/12/2002
2	Passivo Total	749.173	893.388
2.01	Passivo Circulante	141.689	267.008
2.01.01	Empréstimos e Financiamentos	22.790	94.190
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	32.979	43.525
2.01.04	Impostos, Taxas e Contribuições	6.558	16.649
2.01.04.01	ICMS	3.617	5.226
2.01.04.02	Imposto de renda e contribuição social	0	3.748
2.01.04.03	PIS	668	1.249
2.01.04.04	COFINS adicional	0	0
2.01.04.05	COFINS a recolher	1.535	4.657
2.01.04.06	Outros	738	1.769
2.01.05	Dividendos a Pagar	11.346	26.265
2.01.06	Provisões	15.557	23.058
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	52.459	63.321
2.01.08.01	Salários e Encargos Sociais	19.993	27.504
2.01.08.02	Contas a Pagar	32.466	35.817
2.02	Passivo Exigível a Longo Prazo	155.218	187.985
2.02.01	Empréstimos e Financiamentos	55.113	90.475
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	100.105	97.510
2.02.05.01	IR/CSLL Diferidos	1.366	3.267
2.02.05.02	Provisão p/ IR e CSLL a Pagar	52.572	47.633
2.02.05.03	Outros	1.089	3.139
2.02.05.04	Impostos a pagar	39.588	37.917
2.02.05.05	Benefícios a empregados	5.490	5.554
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	4
2.05	Patrimônio Líquido	452.266	438.391
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	3.901
2.05.02.01	Reserva especial	9.450	10.983
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	162.857	160.980
2.05.04.01	Legal	11.350	11.350

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2003	4 -31/12/2002
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	151.507	149.630
2.05.05	Lucros/Prejuízos Acumulados	13.531	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002
3.01	Receita Bruta de Vendas e/ou Serviços	217.041	217.041	184.145	184.145
3.02	Deduções da Receita Bruta	(35.970)	(35.970)	(29.587)	(29.587)
3.03	Receita Líquida de Vendas e/ou Serviços	181.071	181.071	154.558	154.558
3.04	Custo de Bens e/ou Serviços Vendidos	(116.838)	(116.838)	(95.940)	(95.940)
3.05	Resultado Bruto	64.233	64.233	58.618	58.618
3.06	Despesas/Receitas Operacionais	(46.781)	(46.781)	(44.586)	(44.586)
3.06.01	Com Vendas	(49.464)	(49.464)	(41.780)	(41.780)
3.06.02	Gerais e Administrativas	(11.148)	(11.148)	(9.721)	(9.721)
3.06.03	Financeiras	8.777	8.777	3.041	3.041
3.06.03.01	Receitas Financeiras	10.876	10.876	9.557	9.557
3.06.03.02	Despesas Financeiras	(2.099)	(2.099)	(6.516)	(6.516)
3.06.04	Outras Receitas Operacionais	1.483	1.483	4.823	4.823
3.06.05	Outras Despesas Operacionais	(1.520)	(1.520)	(1.385)	(1.385)
3.06.05.01	Amortização de diferido, ágio e deságio	(1.520)	(1.520)	(1.385)	(1.385)
3.06.06	Resultado da Equivalência Patrimonial	5.091	5.091	436	436
3.07	Resultado Operacional	17.452	17.452	14.032	14.032
3.08	Resultado Não Operacional	405	405	108	108
3.08.01	Receitas	760	760	429	429
3.08.02	Despesas	(355)	(355)	(321)	(321)
3.09	Resultado Antes Tributação/Participações	17.857	17.857	14.140	14.140
3.10	Provisão para IR e Contribuição Social	(2.898)	(2.898)	(3.033)	(3.033)
3.10.01	*Provisão para IR e CSLL - Corrente*	(2.898)	(2.898)	(3.033)	(3.033)
3.11	IR Diferido	(1.428)	(1.428)	(1.962)	(1.962)
3.11.01	IR/ CSLL diferidos	(1.428)	(1.428)	(1.962)	(1.962)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2003 a 31/03/2003	4 - 01/01/2003 a 31/03/2003	5 - 01/01/2002 a 31/03/2002	6 - 01/01/2002 a 31/03/2002
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	13.531	13.531	9.145	9.145
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00726	0,00726	0,00491	0,00491
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Prezados Acionistas,

No primeiro trimestre de 2003, a São Paulo Alpargatas manteve a liderança do setor de calçados, comercializando 33,3 milhões de pares, nos mercados interno e externo. Crescemos a receita de vendas em 18% e a lucratividade, gerando valor para os acionistas.

Em comparação com o primeiro trimestre do ano passado, aumentamos o volume de vendas das nossas unidades de negócio. Vendemos 8% em volume a mais de calçados Rainha, 4% de Topper e 5% de Mizuno. A quantidade de metros quadrados de Lonas e Coberturas comercializados, cresceu 11% e de produtos Timberland, 34%. Contribuíram para estes avanços, campanhas de publicidade criativas, patrocínio de atletas, clubes e campeonatos esportivos, adequado *display* dos produtos nos principais pontos de vendas do país e novos produtos.

Lançamos 36 modelos de calçados esportivos, sendo 9 de Rainha, 21 de Topper e 6 de Mizuno. Desde janeiro deste ano, Topper é a patrocinadora do São Paulo Futebol Clube. Pelé, o atleta do século, é o mais novo contratado de Topper, validando o compromisso da marca com o futebol. A tecnologia *Dynatech*, já empregada nos calçados de futsal, passou também para toda a linha de calçados para futebol.

Os atletas patrocinados por Mizuno continuaram a brilhar nas provas esportivas em que participaram. A equipe feminina Mizuno destacou-se na 10ª edição da "Corrida Contra o Câncer de Mama", realizada em São Paulo, conquistando os cinco primeiros lugares.

No negócio de Sandálias, as vendas de Havaianas e Samoa atingiram 30,2 milhões de pares, com bom desempenho dos modelos de maior valor agregado. Neste verão Havaianas participou de vários eventos promocionais, destacando-se o Show Room "Audi al Mare" em Angra dos Reis, com a série Havaianas Audi, e o Carnaval 2003 do Rio de Janeiro e Salvador, com os modelos Trekking e Style. Os atores e atrizes candidatos ao prêmio "Oscar" da academia de artes e cinema de Hollywood, receberam um par de sandálias Havaianas adornadas com cristais, que foi destaque na mídia norte-americana.

Neste trimestre, as chuvas de verão e o início da colheita da safra de grãos, favoreceram as vendas de Lonas e Coberturas, cujo faturamento superou o do ano passado em 32%. As marcas Lonil, Night&Day e Lonaleve foram as que apresentaram os melhores resultados.

As vendas de produtos Timberland cresceram 29% e o faturamento de nossa rede de lojas Meggashop aumentou 13%, em relação aos três primeiros meses do ano passado.

A receita com exportação dos produtos Alpargatas cresceu 22% e novos mercados foram abertos neste trimestre: Alemanha, Holanda e Escandinávia.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Os principais destaques das demonstrações financeiras de 31 de março de 2003, comparados com o mesmo período do ano passado foram os seguintes:

- A receita bruta de vendas de R$ 217,0 milhões, cresceu 18%.
- O lucro bruto aumentou 9,6%, alcançando R$ 64,2 milhões.
- A equivalência patrimonial da Santista Têxtil passou de R$ 436 mil para R$ 5,1 milhões.
- O lucro operacional de R$ 17,5 milhões, aumentou 24%.
- Crescimento de 48% no lucro líquido, que acumulou R$ 13,5 milhões. A margem líquida subiu de 6% para 7,5% e o lucro por lote de 1000 ações foi de R$ 7,26.
- O EBITDA do trimestre diminuiu 26%, acumulando R$ 16,1 milhões.
- No final de março, o endividamento líquido era R$ 18,3 milhões (R$ 6,4 milhões em março de 2002). O caixa atingiu R$ 96,2 milhões (R$ 67,5 milhões em março de 2002) e os empréstimos R$ 77,9 milhões (R$ 61,1 milhões em março de 2002), 71% com vencimento no longo prazo.

A valorização das ações preferenciais da Companhia, nos três primeiros meses do ano, foi de 38%, enquanto que o IBOVESPA não apresentou variação. Conforme aprovado na Assembléia Geral Extraordinária de dezembro de 2002, efetuamos em 10 de janeiro o pagamento de R$ 15,8 milhões de juros sobre capital próprio. Em 4 de abril, pagamos R$ 11,3 milhões de dividendos, referentes ao resultado do exercício de 2002. A Assembléia Geral Ordinária de 25 de abril, aprovou a distribuição destes dividendos.

Agradecemos aos clientes, funcionários, fornecedores e, acima de tudo, aos consumidores, cujo apoio e preferência por nossas marcas têm sido fundamentais para darmos prosseguimento ao trabalho de aumento de valor do investimento para os acionistas.

São Paulo, 25 de abril de 2003
CONSELHO DE ADMINISTRAÇÃO

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

25 de abril de 2003

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres e períodos findos em 31 de março de 2003 e de 2002, elaboradas sob a responsabilidade da sua administração.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que estas estejam de acordo com as práticas contábeis adotadas no Brasil aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM.

4. As Informações Trimestrais- -ITR contêm , também, informações contábeis relativas ao trimestre findo em 31 de dezembro de 2002. Examinamos essas informações pôr ocasião de sua preparação, em conexão com o exame das informações financeiras nessa data, sobre as quais emitimos nosso correspondente parecer, sem ressalvas, em 14 de fevereiro de 2003.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 002511

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 7:21

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05
4 - NIRE		
35.300.025.270		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
3 - CEP	4 - MUNICÍPIO			5 - UF
04542-903	São Paulo			SP
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7599	
11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3847-7337	3847-7332	3168-8700	
15 - E-MAIL				
jsalvio@alpargatas.com.br				

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME				
Francisco Silvério Morales Cespede				
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO
Rua Urussui,300				Itaim Bibi
4 - CEP	5 - MUNICÍPIO			6 - UF
04542-903	São Paulo			SP
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	
12 - DDD	13 - FAX	14 - FAX	15 - FAX	
	-	-	-	
16 - E-MAIL				

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2003	31/12/2003	2	01/04/2003	30/06/2003	1	01/01/2003	31/03/2003

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
Wander Rodrigues Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/06/2003	2 - TRIMESTRE ANTERIOR 31/03/2003	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/06/2002
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	86.668
6 - Total	86.668	86.668	86.668

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL Industria de calçados
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	21/02/2003	Dividendo	04/04/2003	ON	0,0005790000
02	RCA	21/02/2003	Dividendo	04/04/2003	PN	0,0063800000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
13/08/2003	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2003	4 - 31/03/2003
1	Ativo Total	764.961	769.975
1.01	Ativo Circulante	334.703	369.293
1.01.01	Disponibilidades	68.748	96.109
1.01.01.01	Caixa e Bancos	1.135	1.809
1.01.01.02	Aplicações Financeiras	67.613	94.300
1.01.02	Créditos	143.098	130.255
1.01.02.01	Clientes	154.508	144.001
1.01.02.02	Adiantamentos sobre contratos de câmbio	(3.511)	(5.787)
1.01.02.03	Provisão p/contas de realização duvidosa	(7.899)	(7.959)
1.01.03	Estoques	71.803	71.822
1.01.03.01	Produtos acabados	39.693	39.070
1.01.03.02	Produtos em processo	14.006	14.556
1.01.03.03	Matérias primas	16.383	16.038
1.01.03.04	Outros	2.535	3.636
1.01.03.05	Provisão para perdas nos estoques	(814)	(1.478)
1.01.04	Outros	51.054	71.107
1.01.04.01	Despesa antecipada c/ propaganda	22.309	29.158
1.01.04.02	Despesas antecipadas	2.505	2.971
1.01.04.03	IR/ CSLL Diferidos	6.814	6.748
1.01.04.04	Outros Ativos	7.481	7.602
1.01.04.05	Impostos a Recuperar	4.917	11.275
1.01.04.06	Dividendos a Receber	0	6.236
1.01.04.07	Contas a receber-venda ativo permanente	3.603	3.603
1.01.04.08	Contas a receber funcionários	1.848	1.902
1.01.04.09	Comissão licenciadas a receber	1.055	864
1.01.04.10	Adiantamentos a despachantes	522	748
1.02	Ativo Realizável a Longo Prazo	105.707	102.832
1.02.01	Créditos Diversos	105.707	102.832
1.02.01.01	Bens destinados á venda	16.343	16.514
1.02.01.02	Impostos a recuperar	26.611	23.416
1.02.01.03	Depósitos compulsórios e outros ativos	3.128	3.340
1.02.01.04	IR/ CSLL Diferidos	49.969	49.488
1.02.01.05	Demais contas a receber	9.656	10.074
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	324.551	297.850
1.03.01	Investimentos	193.242	165.763
1.03.01.01	Participações em Coligadas	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2003	4 -31/03/2003
1.03.01.02	Participações em Controladas	193.047	165.568
1.03.01.03	Outros Investimentos	195	195
1.03.02	Imobilizado	116.504	118.879
1.03.02.01	Terrenos	3.030	3.026
1.03.02.02	Edificios e Construções	27.856	27.729
1.03.02.03	Máquinas e Equipamentos	63.779	63.583
1.03.02.04	Móveis e Utensílios	8.364	7.681
1.03.02.05	Veículos	2.756	2.972
1.03.02.06	Marcas e Patentes	6.850	7.291
1.03.02.07	Outros	6.987	9.895
1.03.02.08	Provisão para Perda	(3.118)	(3.298)
1.03.03	Diferido	14.805	13.208

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2003	4 - 31/03/2003
2	Passivo Total	764.961	769.975
2.01	Passivo Circulante	108.875	136.957
2.01.01	Empréstimos e Financiamentos	17.498	20.410
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	26.144	32.394
2.01.04	Impostos, Taxas e Contribuições	5.013	6.045
2.01.04.01	ICMS	3.100	3.543
2.01.04.03	Cofins a recolher	1.250	1.392
2.01.04.04	Pis	613	622
2.01.04.05	Outros	50	488
2.01.05	Dividendos a Pagar	0	11.346
2.01.05.01	Dividendos propostos	0	11.346
2.01.06	Provisões	11.365	16.165
2.01.06.02	Provisões para contingência	11.365	16.165
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	48.855	50.597
2.01.08.01	Salários e encargos sociais	20.177	19.550
2.01.08.02	Contas a Pagar	28.678	31.047
2.02	Passivo Exigível a Longo Prazo	188.267	180.751
2.02.01	Empréstimos e Financiamentos	57.200	55.113
2.02.02	Debêntures	0	0
2.02.03	Provisões	57.372	53.938
2.02.03.01	Provisão de IR/ CSLL a Pagar	56.006	52.572
2.02.03.02	Provisão IR/CSLL diferidos	1.366	1.366
2.02.04	Dívidas com Pessoas Ligadas	26.114	25.533
2.02.05	Outros	47.581	46.167
2.02.05.01	Impostos a pagar	41.215	39.588
2.02.05.02	Benefícios a empregados	5.433	5.490
2.02.05.03	Outros	933	1.089
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	467.819	452.267
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	162.856	162.858
2.05.04.01	Legal	11.350	11.350
2.05.04.02	Estatutária	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2003	4 -31/03/2003
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	151.506	151.508
2.05.04.07.01	Outras Reservas de Lucro	151.506	151.508
2.05.05	Lucros/Prejuízos Acumulados	29.085	13.531

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
3.01	Receita Bruta de Vendas e/ou Serviços	190.141	399.461	168.020	348.496
3.02	Deduções da Receita Bruta	(31.869)	(66.644)	(27.031)	(55.692)
3.03	Receita Líquida de Vendas e/ou Serviços	158.272	332.817	140.989	292.804
3.04	Custo de Bens e/ou Serviços Vendidos	(104.724)	(217.109)	(85.619)	(178.713)
3.05	Resultado Bruto	53.548	115.708	55.370	114.091
3.06	Despesas/Receitas Operacionais	(37.399)	(82.233)	(56.842)	(101.725)
3.06.01	Com Vendas	(44.801)	(93.324)	(43.602)	(84.669)
3.06.02	Gerais e Administrativas	(12.099)	(22.978)	(10.201)	(18.971)
3.06.03	Financeiras	13.025	21.695	(10.527)	(9.392)
3.06.03.01	Receitas Financeiras	9.894	20.557	8.033	14.979
3.06.03.01.01	Variação cambial	(183)	(229)	810	911
3.06.03.01.02	Outras	10.077	20.786	7.223	14.068
3.06.03.02	Despesas Financeiras	3.131	1.138	(18.560)	(24.371)
3.06.03.02.01	Variação Cambial	9.233	13.687	(13.702)	(14.201)
3.06.03.02.02	Encargos financeiros sobre impostos	(3.368)	(6.282)	(2.581)	(5.166)
3.06.03.02.03	Outros	(2.734)	(6.267)	(2.277)	(5.004)
3.06.04	Outras Receitas Operacionais	5.121	6.909	2.482	6.585
3.06.05	Outras Despesas Operacionais	(2.587)	(4.101)	(1.663)	(3.043)
3.06.05.01	Amortizaçao de diferido	(2.587)	(4.101)	(1.663)	(3.043)
3.06.06	Resultado da Equivalência Patrimonial	3.942	9.566	6.669	7.765
3.07	Resultado Operacional	16.149	33.475	(1.472)	12.366
3.08	Resultado Não Operacional	(9)	377	7.405	7.531
3.08.01	Receitas	14	749	9.492	9.743
3.08.02	Despesas	(23)	(372)	(2.087)	(2.212)
3.09	Resultado Antes Tributação/Participações	16.140	33.852	5.933	19.897
3.10	Provisão para IR e Contribuição Social	(1.137)	(3.892)	1.192	(1.665)
3.10.01	Provisão para IR e CSLL - Corrente	(1.137)	(3.892)	1.192	(1.665)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
3.11	IR Diferido	553	(875)	633	(1.329)
3.11.01	IR/ CSLL diferidos	553	(875)	633	(1.329)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	15.556	29.085	7.758	16.903
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00835	0,01561	0,00416	0,00907
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 30 de junho de 2003, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e suas controladas diretas e indiretas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos.

Essas atividades são realizadas em um contexto de fábricas distribuídas geograficamente, algumas em regiões incentivadas.

2 Principais práticas contábeis

a) As informações trimestrais ora apresentadas foram elaboradas com base nos princípios, critérios e métodos uniformes em relação àqueles adotados na elaboração das demonstrações financeiras relativas ao exercício findo em 31 de dezembro de 2002, publicadas em 26 de fevereiro de 2003.

b) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia, das empresas controladas diretamente e da controlada em conjunto, mencionadas na Nota 3.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

04.01 - NOTAS EXPLICATIVAS

A diferença entre o resultado da controladora e o do consolidado refere-se a incentivo fiscal da Amapoly Indústria e Comércio Ltda., no montante de R$ 865 (junho de 2002 – R$ 865), e o resultado não realizado da controlada em conjunto Santista Têxtil S.A., no montante de R$ 156 (junho de 2002 – R$ 316). A diferença entre o patrimônio da controladora e do consolidado refere-se basicamente ao resultado não realizado da controlada em conjunto Santista Têxtil S.A, no montante de R$ 266 (março de 2003 – R$ 453).

c) Ativo Diferido

A amortização do diferido é calculada pelo prazo de até cinco anos, a partir da data em que os benefícios começam a ser gerados. Os gastos diferidos até junho de 2003 referem-se substancialmente a desenvolvimento de sistemas, despesas pré-operacionais e benfeitorias em imóveis de terceiros.

3 Investimentos em empresas controladas

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agríc. Coml.	Expasa Flórida Inc.	Albrás S.A.	Santista Têxtil S.A.	Total
Informações em 30 de junho de 2003							
Número de ações ou quotas	6.557.122	1	25.583	2.500	12.000	306.086.667	
Percentual de participação - %	100	100	100	100	100	30,67	
Capital social	6.557		26	13.892		362.530	
Patrimônio líquido	38.889		384	(1.860)		524.079	
Lucro líquido do trimestre	2.307		13	(1.170)		24.236	
Valor contábil do investimento							
30 de junho de 2003	38.889		384	(1.860)		155.634	193.047
31 de março de 2003	37.128		382	(1.727)		129.785	165.568
Resultado da equivalência							
30 de junho de 2003	3.172		13	(1.011)		7.392	9.566
30 de junho de 2002	3.192	386	11		(963)	5.139	7.765

A Amapoly produz laminados em PVC e poliéster que são utilizados na confecção de coberturas de caminhão, "backlights", "frontlights", "banners", toldos e laminados de polietileno que são utilizados na confecção de coberturas para agro-indústria, lar e lazer, tendo sua fábrica em Manaus – AM.

No exercício de 2002, a São Paulo Alpargatas S.A. passou a consolidar diretamente o investimento na Expasa Flórida, Inc., em decorrência do encerramento das atividades da Expasa Anstalt, Inc.

A Albrás, por decisão de sua controladora São Paulo Alpargatas S.A , foi descontinuada em maio de 2002.

A Santista Têxtil tem por objeto social operacionalização nas áreas de processamento de algodão, fiação, tecelagem e acabamento de tecido, a comercialização, importação e exportação desses produtos e suas matérias-primas, bem como o negócio de confecções e demais correlatos e afins.

Em 18 de junho de 2003, a São Paulo Alpargatas S.A. adquiriu pelo montante de R$23.537, 27.777.777 ações ordinárias e 28.864.827 ações preferencias da Santista Textil S.A., equivalentes, respectivamente, a 5,00% do capital votante, 6,50% do capital preferencial e a 5,66% do capital social total. Assim, a São Paulo Alpargatas S.A. passou a deter 50,00% do capital votante, 6,50% do capital preferencial e 30,67% do capital social total da Santista. O valor da aquisição foi determinado levando-se em conta a expectativa de resultados e de geração de caixa da Santista com aplicação das taxas de retorno definidas e consideradas adequadas pelos acionistas. Esta operação gerou um deságio de R$ 4.809 cuja amortização acompanhará a realização dos resultados futuros e o seu respectivo prazo será divulgado oportunamente.

4 Bens destinados à venda

Os terrenos, os edifícios e as melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Esses ativos estão registrados ao custo e são inferiores aos valores estimados de realização no mercado.

5 **Impostos a recuperar**

a) Circulante

	Controladora		Consolidado	
	30/06/2003	31/03/2003	30/06/2003	31/03/2003
IVA a recuperar			1.624	1.159
ICMS a recuperar			5.730	5.247
IPI a recuperar (i)	3.004	8.575	3.838	9.321
Incentivo fiscal – ICMS	1.495	2.158	1.495	2.158
Outros	418	542	879	1.092
	4.917	11.275	13.566	18.977

(i) IPI a recuperar

A edição da Lei no. 9.779/99, tornou possível o aproveitamento, por meio de ressarcimento ou compensação,dos créditos de Imposto sobre Produtos Industrializados-IPI relativos a insumos empregados em produtos que tenham as suas saídas imunes, isentas ou tributadas à alíquota zero, nos termos dos artigos 73 e 74 da Lei no. 9.430.

Adicionalmente a Instrução Normativa no. 33, de 4 de março de 1999, reconheceu o direito ao aproveitamento de quaisquer créditos, indistintamente, e não apenas daqueles para cuja manutenção haja expressa autorização do "RIPI" - Regulamento do IPI, ressalvadas algumas especificidades.

Nesse contexto, a companhia realizou amplo levantamento dos créditos do IPI desde janeiro de 1999, e a partir de setembro de 2000 passou a registrar o crédito fiscal do imposto no momento do recebimento da matéria prima.

A Companhia requereu junto à Receita Federal a compensação com outros tributos federais e já compensou no período de setembro de 2002 a junho de 2003 o montante de R$ 19.444 com PIS/COFINS a recolher.

04.01 - NOTAS EXPLICATIVAS

b) Realizável a longo prazo

	Controladora		Consolidado	
	30/06/2003	31/03/2003	30/06/2003	31/03/2003
IRRF sobre aplicação financeira	16.241	15.214	16.241	15.214
IRRF e CSLL duodécimo	3.798	3.131	4.175	3.131
ICMS ativo fixo	3.355	3.143	3.371	3.160
Imposto s/ venda exército e marinha	3.068	1.555	3.068	1.555
Outros	149	373	1.916	1.956
	26.611	23.416	28.771	25.016

6 Financiamentos

	Indexador e taxa média anual de juros e comissões	Controladora 30/06/2003	Controladora 31/03/2003	Consolidado 30/06/2003	Consolidado 31/03/2003
Moeda estrangeira					
Controladora					
(30/06/2003- US$ 23,598 mil 31/03/2003- US$ 20,378 mil)	Variação cambial e juros de 4,1 % a 8,1%	67.775	68.331		
Consolidado					
(30/06/2003 – US$ 43.330 mil 31/03/2003 – US$ 40.270 mil)	Variação cambial e Juros 3,28% a 6,87%			120.195	122.183
(30/06/2003 – CHF 747 mil 31/03/2003 – CHF 916 mil)				1.588	1.853
(30/06/2003 – EUR 2.465 mil 31/03/2003 – EUR 2.555 mil)				8.161	7.637
Moeda nacional					
Controladora	Taxa de juros a longo prazo - TJLP e juros de 2,0 % a 5,0 %	6.923	7.192	-	
Consolidado	Indexados a cesta de moedas, CDI,TJLP e juros de 1,92 a 8,75%			31.587	23.773
		74.698	75.523	161.531	155.446
Passivo circulante		17.498	20.410	82.351	70.552
Exigível a longo prazo		57.200	55.113	79.180	84.894

A composição por ano de vencimento dos financiamentos é a seguinte em 30 de junho:

	Controladora		Consolidado	
Ano	**30/06/2003**	**31/03/2003**	**30/06/2003**	**31/03/2003**
2004	20.276	29.463	24.537	43.246
2005	11.428	12.976	18.837	19.742
2006	12.925	12.448	16.897	15.971
2007	2.296	226	5.546	3.100
2008	2.051		5.139	2.835
2009	2.051		2.051	
2010	2.051		2.051	
2011	2.051		2.051	
2012	2.071		2.071	
	57.200	55.113	79.180	84.894

Os empréstimos estão garantidos por avais e imóveis da companhia.

Em 12 de novembro de 2002, foi assinado com o IFC – *International Finance Corporation*, contrato de empréstimo no valor de US$ 30 milhões, destinados a suportar o programa de investimentos da Companhia, no período de 2001 a 2004. Após a carência de 3 anos, o valor do empréstimo será pago semestralmente, por mais 7 anos.

Em 27 de junho de 2003, foi liberado o valor de US$ 5 milhões, equivalente a R$ 14.380.

7 Impostos a pagar (exigível a longo prazo)

	Controladora		Consolidado	
	30/06/2003	**31/03/2003**	**30/06/2003**	**31/03/2003**
COFINS contingente (i)	39.904	38.247	39.904	38.247
PIS contingente	1.311	1.341	1.311	1.341
	41.215	39.588	41.215	39.588

(i) COFINS e PIS contingente

Em 8 de março de 1999, a companhia obteve liminar para a ação ordinária que pede a inconstitucionalidade da Lei no. 9.718/98 e da Emenda Constitucional no. 20.

Essa liminar assegura o recolhimento da COFINS e do Programa de Integração Social - PIS nos moldes da legislação vigente até janeiro de 1999, ou seja, desconsiderando o aumento da alíquota e da base de cálculo dessas contribuições.

Os valores não recolhidos estão sendo normalmente provisionados, inclusive com acréscimo de juros calculados à taxa SELIC.

A partir de outubro de 2002 a companhia passou a depositar em juízo o valor em discussão. O saldo dos depósitos em 30 de junho de 2003 monta a R$ 7.444.

8 Provisão para contingências

	Controladora		Consolidado	
	30/06/2003	31/03/2003	30/06/2003	31/03/2003
Provisões trabalhistas	8.515	8.878	9.608	9.737
Provisões tributárias	1.276	4.945	1.895	6.328
Projetos industriais	74	242	1.456	1.115
Provisão para reestruturação de negócios	1.500	1.500	2.039	2.041
Outros		600	2.286	1.699
	11.365	16.165	17.284	20.920

9 Outras contas a pagar

	Controladora		Consolidado	
	30/06/2003	31/03/2003	30/06/2003	31/03/2003
"Royalties"	18.098	21.623	18.098	21.623
Fretes	3.802	3.688	4.786	4.343
Outros pagamentos	6.778	5.736	8.896	7.837
	28.678	31.047	31.780	33.803

10 Transações com empresas controladas

	30 de junho de 2003	31 março de 2003
Saldo das operações		
Ativo circulante (clientes)	381	16
Passivo circulante (fornecedores)	1.110	1.037
Exigível a longo prazo (contas correntes), substancialmente com Amapoly	26.114	25.533
Contas de resultado		
Compras (substancialmente em custo das vendas)	10.400	4.904

As transações comerciais observaram preços e condições usuais de mercado. As contas correntes, representadas substancialmente pelas transações com a Amapoly, referem-se a administração do caixa único do grupo, efetuada pela companhia. Não tem encargos nem prazos de vencimento.

11 Provisão de IR/ CSLL a pagar

A companhia obteve medida judicial que lhe permite a compensação da totalidade do imposto de renda e da contribuição social devidos em cada exercício, com os créditos decorrentes dos prejuízos fiscais e bases negativas de contribuição social. Não obstante, a

companhia mantém destacado no exigível a longo prazo parcela adicional de imposto devido que vem compensando por força da referida liminar.
Adicionalmente, os encargos financeiros são provisionados a débito de " Despesas Financeiras".

12 Outras receitas operacionais

As outras receitas operacionais são compostas basicamente por incentivos fiscais de ICMS e receita de aluguéis do Vale Sul Shopping.

13 Instrumentos financeiros

A companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada por meio de estratégias pré-definidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 30 de junho e 31 de março de 2003 refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 30,67% do capital total (igual a 50% do capital votante) na Santista Têxtil S.A., empresa controlada em conjunto. Não foi estimado o valor de mercado dessa companhia por não terem ocorrido recentemente negociações das ações ordinárias de sua emissão em bolsas de valores.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos equivale, aproximadamente, ao seu valor de mercado.

Não há instrumentos financeiros não contabilizados (operação com derivativos).

14 Imposto de Renda e Contribuição Social sobre o Lucro Líquido - CSLL

A companhia, em 30 de junho de 2003, contabilizou o imposto de renda e a CSLL, conforme demonstração abaixo:

	Controladora		Consolidado	
	Imposto de Renda	Contribuição Social	Imposto de Renda	Contribuição Social
Lucro antes da tributação	33.852	33.852	40.528	40.528
Adições	60.162	24.321	75.997	38.495
Exclusões	(76.315)	(44.500)	(93.440)	(61.616)
Base de cálculo	17.699	13.673	23.085	17.407
Imposto de renda e contribuição social do semestre	3.031	861	8.882	2.102
Imposto de renda e contribuição social diferidos sobre diferenças temporárias apuradas até o junho de 2003, conforme Deliberação da CVM nº 273/98	439	436	602	566
Imposto de Renda e CSLL no resultado do semestre	3.470	1.297	9.484	2.668

A companhia constituiu créditos tributários de imposto de renda e da contribuição social sobre prejuízo fiscal, base negativa da contribuição social e de diferenças temporárias, atendendo às premissas da CVM e estima sua recuperação no prazo de até cinco anos, dos quais R$ 6.814 já em 2003 bem como valores similares anuais no período de 2004 a 2007.

15 **Informações Suplementares**

a) Apresentamos, adicionalmente, as informações contábeis consolidadas da São Paulo Alpargatas S.A. para o primeiro semestre de 2003 e 2002, com exclusão de informações contábeis da controlada em conjunto Santista Têxtil S.A., mantendo-se o resultado de equivalência patrimonial desta, como segue:

	30/06/2003	30/06/2002
Ativo		
Circulante		
Disponível	68.942	61.370
Clientes	147.866	115.671
Estoques	74.551	70.007
Outros	51.280	60.665
Total - circulante	342.639	307.713
Realizável a longo prazo		
Bens destinados a venda	16.343	14.333
Impostos a recuperar	27.004	32.729
Imposto de renda e contribuição social diferidos	49.969	48.903
Demais contas a receber	12.900	11.691
Total - realizável a longo prazo	106.216	107.656
Permanente	293.510	257.430
	742.365	672.799

04.01 - NOTAS EXPLICATIVAS

	30/06/2003	30/06/2003
Passivo		
Circulante		
Fornecedores	25.330	8.005
Financiamentos	20.083	19.792
Salários e encargos	20.771	18.029
Contas a pagar	29.280	25.944
Provisão para contingências	11.365	16.393
Impostos a pagar	5.562	2.415
Total - circulante	112.391	90.578
Exigível a longo prazo		
Financiamentos	57.200	47.346
Provisão para imposto de renda e contribuição social	56.006	44.551
Imposto de renda e contribuição social diferidos	1.366	1.639
Impostos a pagar	41.215	47.804
Outros passivos	6.366	5.878
Outros		
Total - exigível a longo prazo	162.153	147.218
Patrimônio líquido	467.821	435.003
	742.365	672.799

04.01 - NOTAS EXPLICATIVAS

	01/01/2003 a 30/06/2003	01/01/2002 a 30/06/2002
Receita operacional bruta	414.271	360.034
Imposto sobre vendas	69.016	57.448
Receita operacional líquida	345.255	302.586
Custo dos produtos vendidos	224.912	184.054
Lucro bruto	120.343	118.532
(Despesas) receitas operacionais		
Com vendas	(94.954)	(86.066)
Gerais e administrativas	(22.106)	(18.414)
Honorários dos administradores	(1.417)	(1.256)
Receitas financeiras	21.079	14.334
Despesas financeiras	(6.476)	(5.776)
Equivalência patrimonial	7.404	5.150
Amortização do diferido	(4.111)	(3.053)
Outras receitas operacionais	6.636	7.618
	(93.945)	(87.463)
Lucro operacional antes da variação cambial e encargos financeiros sobre impostos	26.398	31.069
Variação cambial	13.682	(13.201)
Encargos financeiros sobre impostos	(6.282)	(5.166)
Lucro operacional	33.798	12.702
Receitas não operacionais líquidas	396	7.524
Lucro antes do imposto de renda e da contribuição social	34.194	20.226
Imposto de renda e contribuição social	(5.109)	(3.323)
Lucro líquido do exercício	29.085	16.903

04.01 - NOTAS EXPLICATIVAS

b) Fluxo de Caixa

Em atendimento ao Regulamento de Práticas Diferenciadas de Governança Corporativa (Nível 1), está sendo apresentado como informação suplementar, o fluxo de caixa elaborado pela forma indireta de acordo com a NPC-20 do IBRACON- Instituto dos Auditores Independentes do Brasil.

	30/06/2003			30/06/2002		
	Controladora	Consolidado s/ Santista	Consolidado c/ Santista	Controladora	Consolidado s/ Santista	Consolidado c/ Santista
Atividades Operacionais						
Lucro do exercício	29.085	28.220	28.376	16.903	16.038	15.722
Incentivos fiscais do imposto de renda		865	865		865	865
Ajustes para reconciliar o lucro líquido do exercício com recursos provenientes de atividades operacionais						
Depreciação e amortização	13.031	13.428	23.135	11.562	11.914	18.017
Resultado na venda/baixa do ativo imobilizado	(377)	(396)	(200)	(7.531)	(7.524)	(7.428)
Resultado da equivalência patrimonial	(9.566)	(7.404)		(7.765)	(5.150)	
Variação cambial financiamentos/ royalties	(13.768)	(13.768)	(23.422)	13.772	13.772	28.536
Juros s/ financiamentos	1.780	1.780	4.472	1.390	1.390	3.781
Encargos sobre passivos ficais	6.282	6.282	6.282	5.166	5.166	5.166
Variação cambial nos investimentos			3.815			(2.493)
Geração de caixa das operações	26.467	29.007	43.323	33.497	36.471	62.166
Redução (aumento) ativos						
Contas a Receber de clientes	5.970	6.138	10.254	1.917	1.669	2.881
Estoques	(15.864)	(15.550)	(31.481)	(7.134)	(7.823)	(23.020)
Despesas antecipadas	(16.141)	(16.132)	(16.736)	(19.776)	(19.836)	(20.283)
Impostos a recuperar	11.665	12.082	9.884	(8.699)	(8.717)	(8.190)
Outros	(1.601)	(1.554)	(47)	(2.661)	(2.675)	(4.585)
	(15.971)	(15.016)	(28.126)	(36.353)	(37.382)	(53.197)
Aumento (redução) nos passivos						
Fornecedores	(10.843)	(11.947)	(1.040)	(4.551)	(1.848)	(2.359)
Impostos a Pagar	(3.056)	(2.968)	(1.767)	9.335	9.339	9.552
Pagamento IR/CSLL		(376)	(3.659)		(330)	(1.598)
Provisão IR/CSLL	3.918	4.037	9.877	2.771	3.085	4.660
Provisão para contingências	(6.380)	(6.380)	(7.304)	(5.181)	(5.181)	(5.599)
Outros	1.128	(1.343)	(2.784)	(2.059)	(4.772)	(3.633)
	(15.233)	(18.977)	(6.677)	315	293	1.023
Caixa líquido das atividades operacionais	(4.737)	(4.986)	8.520	(2.541)	(618)	9.992
Atividades de Investimentos						
Adições no investimento	(23.890)	(23.537)	(23.537)			
Adições no imobilizado / Diferido	(10.206)	(11.321)	(18.519)	(11.188)	(11.735)	(20.815)
Dividendos recebidos	6.236	6.250		873	875	
Recebimentos venda de ativo permanente	2.550	2.576	2.576	1.343	1.554	1.554
Caixa Líquido das atividades de investimentos	(25.310)	(26.032)	(39.480)	(8.972)	(9.306)	(19.261)
Atividades de Financiamentos						
Captação empréstimos	17.002	17.852	53.892	2.663	2.663	65.678
Amortização de principal e juros	(12.581)	(12.581)	(80.740)	(9.619)	(11.373)	(66.676)
Ações em tesouraria						
Dividendos e juros s/ capital próprio	(26.011)	(26.011)	(27.757)	(7.728)	(7.728)	(7.764)
Caixa líquido das atividades de financiamentos	(21.590)	(20.740)	(54.605)	(14.684)	(16.438)	(8.762)
(=) Diminuição líquido de caixa e equivalentes	(51.637)	(51.758)	(85.565)	(26.197)	(26.362)	(18.031)
(+) Saldo inicial de caixa e equivalentes	120.384	120.700	171.613	87.458	87.732	103.299
(=) Saldo final de caixa e equivalentes	68.747	68.942	86.048	61.261	61.370	85.268

04.01 - NOTAS EXPLICATIVAS

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2003	4 - 31/03/2003
1	Ativo Total	877.424	867.738
1.01	Ativo Circulante	482.126	491.715
1.01.01	Disponibilidades	86.048	115.714
1.01.01.01	Caixa e Bancos	7.395	6.774
1.01.01.02	Aplicações Financeiras	78.653	108.940
1.01.02	Créditos	186.476	164.815
1.01.02.01	Clientes	215.742	193.142
1.01.02.02	Adiantamentos sobre contratos de câmbio	(16.548)	(14.125)
1.01.02.03	Provisão p/contas de realização duvidosa	(12.718)	(14.202)
1.01.03	Estoques	142.834	132.692
1.01.03.01	Produtos acabados	57.129	53.367
1.01.03.02	Produtos em processo	28.335	25.497
1.01.03.03	Matérias primas	48.010	41.095
1.01.03.04	Outros	11.697	15.473
1.01.03.05	Provisão para perdas nos estoques	(2.337)	(2.740)
1.01.04	Outros	66.768	78.494
1.01.04.02	Despesas antecipadas	27.147	33.528
1.01.04.03	Outros Ativos	11.020	11.171
1.01.04.04	IR/CSLL diferidos	6.814	6.748
1.01.04.05	Impostos a recuperar	13.566	18.977
1.01.04.06	Dividendos a receber	0	0
1.01.04.07	Contas a receber-venda ativo permanente	4.367	4.104
1.01.04.08	Contas a receber funcionários	2.277	2.354
1.01.04.09	Comissão licenciadas a receber	1.055	864
1.01.04.10	Adiantamento a despachantes	522	748
1.02	Ativo Realizável a Longo Prazo	116.930	112.811
1.02.01	Créditos Diversos	116.930	112.811
1.02.01.01	Bens destinados a Venda	17.032	17.076
1.02.01.02	Depósitos Compulsórios e Outros Ativos	3.998	4.893
1.02.01.03	Impostos a Recuperar	28.771	25.016
1.02.01.04	IR/ CSLL diferidos	55.910	54.275
1.02.01.05	Demais contas a receber	11.219	11.551
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	278.368	263.212
1.03.01	Investimentos	(4.613)	196
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	(4.809)	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2003	4 -31/03/2003
1.03.01.02.01	Deságio de Investimento	(4.809)	0
1.03.01.03	Outros Investimentos	196	196
1.03.01.03.02	Outros	196	0
1.03.02	Imobilizado	268.131	249.755
1.03.02.01	Terrenos	17.832	15.688
1.03.02.02	Edificios e Construções	72.501	65.685
1.03.02.03	Máquinas e Equipamentos	144.453	129.451
1.03.02.04	Móveis e Utensílios	14.840	13.763
1.03.02.05	Veiculos	3.068	3.268
1.03.02.06	Marcas e Patentes	8.131	7.291
1.03.02.07	Obras em Andamento	10.834	17.545
1.03.02.08	Provisão para Perda	(3.678)	(3.858)
1.03.02.09	Outros	150	922
1.03.03	Diferido	14.850	13.261

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/06/2003	4 - 31/03/2003
2	Passivo Total	877.424	867.738
2.01	Passivo Circulante	221.614	227.446
2.01.01	Empréstimos e Financiamentos	82.351	70.552
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	43.933	48.271
2.01.04	Impostos, Taxas e Contribuições	18.426	16.860
2.01.04.01	ICMS	3.799	5.321
2.01.04.02	Imposto de renda e contribuição social	7.071	5.056
2.01.04.03	PIS	1.729	1.492
2.01.04.04	COFINS adicional	4.976	3.621
2.01.04.05	COFINS a recolher	1.367	1.535
2.01.04.06	Outros	(516)	(165)
2.01.05	Dividendos a Pagar	0	11.961
2.01.06	Provisões	17.284	20.920
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	59.620	58.882
2.01.08.01	Salários e Encargos Sociais	27.840	25.079
2.01.08.02	Contas a Pagar	31.780	33.803
2.02	Passivo Exigível a Longo Prazo	188.252	188.474
2.02.01	Empréstimos e Financiamentos	79.180	84.894
2.02.02	Debêntures	0	0
2.02.03	Provisões	0	0
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	109.072	103.580
2.02.05.02	Provisão p/ IR e CSLL a Pagar	59.371	55.566
2.02.05.03	Outros	3.053	2.936
2.02.05.04	Impostos a pagar	41.215	39.588
2.02.05.05	Benefícios a empregados	5.433	5.490
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	5	4
2.05	Patrimônio Líquido	467.553	451.814
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	3.234	2.745
2.05.02.01	Reserva especial	10.316	9.827
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	162.434	162.405
2.05.04.01	Legal	11.350	11.350
2.05.04.02	Estatutária	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/06/2003	4 -31/03/2003
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	151.084	151.055
2.05.05	Lucros/Prejuízos Acumulados	28.375	13.154

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
3.01	Receita Bruta de Vendas e/ou Serviços	294.902	568.348	231.013	462.261
3.02	Deduções da Receita Bruta	(45.360)	(89.614)	(36.898)	(72.827)
3.03	Receita Líquida de Vendas e/ou Serviços	249.542	478.734	194.115	389.434
3.04	Custo de Bens e/ou Serviços Vendidos	(175.306)	(326.568)	(123.071)	(247.131)
3.05	Resultado Bruto	74.236	152.166	71.044	142.303
3.06	Despesas/Receitas Operacionais	(54.362)	(112.100)	(72.323)	(128.596)
3.06.01	Com Vendas	(52.070)	(105.926)	(48.689)	(94.052)
3.06.02	Gerais e Administrativas	(15.484)	(28.676)	(12.499)	(23.043)
3.06.03	Financeiras	14.646	23.976	(16.834)	(17.982)
3.06.03.01	Receitas Financeiras	4.667	15.821	12.617	21.171
3.06.03.01.01	Variação Cambial	(6.782)	(8.626)	4.442	4.717
3.06.03.01.02	Outras receitas financeira	11.449	24.447	8.175	16.454
3.06.03.02	Despesas Financeiras	9.979	8.155	(29.451)	(39.153)
3.06.03.02.01	Variação Cambial	19.777	27.617	(21.832)	(23.581)
3.06.03.02.02	Encargos financeiros sobre impostos	(3.368)	(6.282)	(2.583)	(5.166)
3.06.03.02.03	Outras despesas financeiras	(6.430)	(13.180)	(5.036)	(10.406)
3.06.04	Outras Receitas Operacionais	648	2.637	7.367	9.534
3.06.05	Outras Despesas Operacionais	(2.102)	(4.111)	(1.668)	(3.053)
3.06.05.01	Amortização de diferido	(2.102)	(4.111)	(1.668)	(3.053)
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	19.874	40.066	(1.279)	13.707
3.08	*Resultado Não Operacional*	15	463	7.283	7.378
3.08.01	Receitas	1.862	3.057	7.261	7.776
3.08.02	Despesas	(1.847)	(2.594)	22	(398)
3.09	Resultado Antes Tributação/Participações	19.889	40.529	6.004	21.085
3.10	Provisão para IR e Contribuição Social	(5.178)	(10.984)	626	(5.538)
3.10.01	Provisão para IR e CSLL - Corrente	(5.178)	(10.984)	626	(5.538)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/04/2003 a 30/06/2003	4 - 01/01/2003 a 30/06/2003	5 - 01/04/2002 a 30/06/2002	6 - 01/01/2002 a 30/06/2002
3.11	IR Diferido	553	(1.168)	602	175
3.11.01	IR/ CSLL diferidos	553	(1.168)	602	175
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	(1)	(1)	0	0
3.15	Lucro/Prejuízo do Período	15.263	28.376	7.232	15.722
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00819	0,01523	0,00388	0,00844
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Senhores Acionistas,

Comentamos neste relatório os principais fatos ocorridos nas operações do primeiro semestre de 2003. Destacamos o aumento das vendas nos mercados interno e externo, a geração de caixa pelas operações, o avanço nas práticas de Governança Corporativa, com a adesão ao Nível 1 da Bolsa de Valores de São Paulo e o aumento do investimento na Santista Têxtil S/A.

HAVAIANAS

Realizamos no final de junho a Convenção de Vendas, onde compareceram clientes de 32 países e 60 principais clientes nacionais, para o lançamento da coleção Verão 2003/2004. Os destaques foram as Havaianas High, Havaianas Coca-Cola e Havaianas Flash.
As matérias da imprensa estrangeira, sobre as vendas das sandálias, contribuíram para aumentar ainda mais a sua exposição e o seu carisma. Realizamos vários eventos promocionais da marca no semestre, e a entrega de um par de Havaianas adornadas com cristais, aos candidatos ao prêmio *Oscar* de cinema, foi um dos mais significativos. A propaganda foi incrementada com o lançamento de dois novos comerciais.

RAINHA E TOPPER

O volume de vendas de calçados Rainha cresceu 6% em relação ao primeiro semestre de 2002, devido à qualidade e inovação dos produtos, à estratégia de patrocínio de equipes esportivas e de atletas e à propaganda e *merchandising* da marca. Rainha concentrou suas atenções no vôlei, com os patrocínios da Super Liga, dos jogadores Giovane, Jack Silva e Marcelo Negrão e de equipes como BCN/Osasco, Ulbra e Wizard/Suzano.
Topper é a marca de futebol de campo, *society* e futsal mais lembrada e utilizada pelos consumidores. Neste semestre os principais lançamentos foram a linha Dynatech, através da qual a Topper se tornou a 1ª marca no Brasil a utilizar tecnologia anti-impacto, em chuteiras para futebol de campo, as chuteiras *Glove Wear* e a linha Zeta. Para reforçar o *slogan* "Futebol é Coisa Séria", Topper fechou contrato com Pelé, que fará parte de uma série de ações de divulgação da marca.

MIZUNO

Mizuno lançou 28 modelos no primeiro semestre e manteve-se na liderança do segmento de calçados *premium*, com ações de marketing promocional e esportivo. Os atletas da Mizuno continuaram levando o nome da marca ao pódio, em competições nacionais e internacionais. Entre as principais conquistas do semestre, estão o primeiro e o segundo lugares na Corrida Contra o Câncer de Mama, realizada em São Paulo, e o primeiro lugar

no Desafio 24 horas, em Genebra, na Suíça, conquistado por Valmir Nunes. Dos 35 atletas que participarão dos jogos Panamericanos, 18 são patrocinados pela Mizuno. Outro destaque foi o recorde de vendas de vestuário, obtido em maio.

MEGGASHOP, TIMBERLAND E CALÇADOS PROFISSIONAIS E DE MODA

Com a inauguração em Maceió, a rede Meggashop completou 25 lojas e fechou o semestre com um faturamento 14% superior ao primeiro semestre de 2002. Timberland obteve uma receita de vendas 49% superior à do primeiro semestre de 2002 e lançou 20 modelos de calçados. Do grupo de calçados profissionais e de moda, destacamos o crescimento de 28% no faturamento das botas Sete Léguas.

LONAS E COBERTURAS

A unidade de negócio cresceu 26% o seu faturamento, em relação aos seis primeiros meses do ano passado, devido à venda de produtos de maior valor agregado (Locomotiva Lonil e Locomotiva Encerado), e ao melhor desempenho da safra agrícola de grãos.

COMÉRCIO EXTERIOR

A Companhia deu continuidade ao programa de aumento das vendas para o exterior, com a abertura de mais mercados para as suas marcas. Assim, Timberland voltou a ser distribuída na Argentina e Conga e Samoa estão sendo vendidas em Cuba. O verão no hemisfério norte aqueceu as vendas de Havaianas nos mercados europeu e americano. As sandálias são encontradas nas principais lojas de departamento e em renomadas *boutiques*, como Armani e Prada, consolidando-se a estratégia de exportar a marca e não o produto. O volume de Havaianas exportadas aumentou 22%, em comparação com o primeiro semestre de 2002. A Topper continuou sendo uma das marcas de futebol mais desejadas no Japão, Cingapura, Malásia e Tailândia.

RECURSOS HUMANOS

As principais ações de Recursos Humanos no semestre foram o lançamento do "Programa Empresa Nota 10" e do "Programa de Desenvolvimento Gerencial Top 6", que visa preparar as lideranças da Companhia nas competências corporativas identificadas.

RESPONSABILIDADE SOCIAL

O Instituto Alpargatas e a Secretaria de Educação de Santa Rita, na Paraíba, deram início ao projeto "Parceiros na Educação", que proporcionará melhorias na qualidade do ensino das escolas públicas daquele município, beneficiando mais de 20.000 alunos. O "Programa Educacional Caminhar e Aprender" passou a contar com a parceria do SESI.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

GOVERNANÇA CORPORATIVA

Em 30 de junho de 2003, a São Paulo Alpargatas S/A aderiu às Práticas Diferenciadas de Governança Corporativa da Bolsa de Valores de São Paulo. A adesão da Companhia representa o compromisso com o mercado de capitais, na adoção de padrões mais elevados de divulgação de informações, e atende à deliberação da Assembléia Geral Extraordinária de 13 de dezembro de 2002. Ao aderir ao Nível 1, a Alpargatas irá estreitar mais ainda sua relação com os analistas de mercado e acionistas e, desta forma, conquistar mais credibilidade junto ao mercado de capitais, aumentar o valor das suas ações e diminuir o seu custo de capital.

DESEMPENHO ECONÔMICO FINANCEIRO

Comentamos os principais destaques do desempenho econômico financeiro deste semestre, com base nas Demonstrações Financeiras que consolidam os resultados da São Paulo Alpargatas S/A. Nestas Demonstrações Financeiras, o resultado da controlada em conjunto Santista Têxtil S/A é considerado como equivalência patrimonial.

- A receita bruta de vendas cresceu 15,1% e atingiu R$ 414,3 milhões, devido, principalmente, à comercialização de produtos de maior valor agregado. O volume de vendas de calçados foi de 6,3 milhões de pares e o de sandálias 49,0 milhões de pares.

- O custo dos produtos vendidos totalizou R$ 224,9 milhões, correspondendo a uma margem bruta de 34,9%.

- As despesas comerciais, gerais e administrativas apresentaram uma redução de aproximadamente 1 ponto percentual em relação ao primeiro semestre de 2002.

- Os resultados do primeiro semestre de 2003, da nossa controlada em conjunto Santista Têxtil, nos proporcionou uma receita de equivalência patrimonial de R$ 7,4 milhões.

- O EBITDA acumulado foi de R$ 34,8 milhões, 10,0% da receita líquida de vendas.

- O lucro operacional atingiu R$ 33,8 milhões, 9,8% da receita líquida de vendas.

- O lucro líquido acumulado foi de R$ 29,1 milhões, resultando numa margem líquida de 8,4%.

- O lucro por lote de mil ações aumentou de R$ 9,07 para R$ 15,61.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- Foram investidos R$ 11,4 milhões na modernização do parque fabril, melhoria da qualidade de processos e produtos, bem como, em segurança e meio ambiente.

- Em 18 de junho, aumentamos nossa participação no capital votante da Santista Têxtil, de 45,0% para 50,0% (de 25,0% para 30,7% do capital total), passando a compartilhar o seu controle com a Camargo Corrêa S/A. O investimento representa a consolidação de um ativo importante da Alpargatas no setor têxtil.

- Abaixo indicamos a variação na posição do caixa deste semestre, a partir do saldo de R$ 120,7 milhões, em 31/12/2002. Os principais ingressos referem-se à geração de caixa e à captação de empréstimos, principalmente IFC. Os principais desembolsos ocorreram com os investimentos em capital de giro, aumento do investimento na Santista Têxtil, aquisição de imobilizado e com o pagamento de dividendos e juros sobre capital próprio. Em 30/6/2003 o saldo do caixa era de R$ 68,9 milhões.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE


Fluxo de Caixa (R$ milhões)
120,7
29,0
(34,0)
(34,8)
8,8
17,8
(12,6)
(26,0)
68,9
Caixa 31/12/2002
Geração de Caixa
Invest.Cap.Giro
Investimentos e Aquisição de Imobilizado
Dividendos Recebidos e Venda de Ativos
Captação de Empréstimos
Amortização de Empréstimos
Pagamento de Dividendos e J.C.P.
Caixa 30/6/2003

- As ações preferenciais da Companhia valorizaram-se 50,0%, enquanto o índice Ibovespa valorizou-se 15,0%. Foram negociados 82 milhões de títulos com um movimento financeiro de R$ 11,9 milhões. O *free float* encerrou o semestre com o percentual de 64,0%.

- Em abril foram pagos R$ 11,3 milhões em dividendos referentes ao resultado do exercício de 2002, que somados ao pagamento de R$ 15,8 milhões, de juros sobre capital próprio, pagos em janeiro deste ano, totalizaram R$ 27,1 milhões (R$ 26,0 milhões líquidos de IRRF) de remuneração aos nossos acionistas.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

- O Conselho de Administração aprovou o pagamento de R$ 3,0 milhões, a título de juros sobre o capital próprio, em outubro deste ano. O valor a pagar a cada acionista sofrerá retenção de Imposto de Renda na Fonte conforme legislação vigente.

CONSELHO DE ADMINISTRAÇÃO
1° DE AGOSTO DE 2003

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Informações não auditadas

Em atendimento ao Regulamento de Práticas Diferenciadas de Governança Corporativa (Nível 1), informamos a posição acionária dos acionistas com mais de 5% do capital votante, de forma direta ou indireta, até o nível de pessoa física.

São Paulo Alpargatas S.A

Posição: 30/06/2003

NOME DO ACIONISTA	QUANTIDADE DE AÇÕES					
	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	QUANTIDADE	%	QUANTIDADE	%	QUANTIDADE	%
Camargo Corrêa S.A	564.194.123	61,26	44.931.612	4,37	609.125.735	31,23
Caixa Previdencia Func. do Banco do Brasil	116.244.611	12,62	83.862.652	8,15	200.107.263	10,26
Hyposwiss Banco Privado S.A	70.900.000	7,70	167.520.000	16,27	238.420.000	12,23
Outros	169.640.729	18,42	732.957.509	71,21	902.598.238	46,28
TOTAL	920.979.463	100,00	1.029.271.773	100,00	1.950.251.236	100,00

Camargo Corrêa S.A

Posição: 30/06/2003

NOME DO ACIONISTA	QUANTIDADE DE AÇÕES					
	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	QUANTIDADE	%	QUANTIDADE	%	QUANTIDADE	%
Participações Morro Vermelho Ltda.	24.777	71,61	62.294	98,92	87.071	89,23
Rosana C. A. Botelho	3.273	9,46	225	0,36	3.498	3,59
Renata C. Nascimento	3.273	9,46	225	0,36	3.498	3,59
Regina C. P. Oliveira Dias	3.273	9,46	225	0,36	3.498	3,59
Outros	4	0,01	1	0,00	5	0,00
TOTAL	34.600	100,00	62.970	100,00	97.570	100,00

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Informações não auditadas

Participações Morro Vermelho Ltda.

Posição: 30/06/2003

NOME DO ACIONISTA	QUANTIDADE DE AÇÕES					
	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	QUANTIDADE	%	QUANTIDADE	%	QUANTIDADE	%
Dirce Navarro Camargo Penteado	804.240	6,77	108.000	100,00	912.240	7,61
Rosana C. A. Botelho	3.691.857	31,08	0	0,00	3.691.857	30,80
Renata C. Nascimento	3.691.857	31,08	0	0,00	3.691.857	30,80
Regina C. P. Oliveira Dias	3.691.855	31,07	0	0,00	3.691.855	30,79
Outros	191	0,00	0	0,00	191	0,00
TOTAL	**11.880.000**	**100,00**	**108.000**	**100,00**	**11.988.000**	**100,00**

Em atendimento ao Regulamento de Práticas Diferenciadas de Governança Corporativa (Nível 1), informamos a posição acionária dos acionistas controladores, administradores e diretores.

São Paulo Alpargatas S.A

Posição: 30/06/2003

NOME DO ACIONISTA	QUANTIDADE DE AÇÕES					
	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	QUANTIDADE	%	QUANTIDADE	%	QUANTIDADE	%
Controlador	564.194.123	61,26	44.931.612	4,37	609.125.735	31,23
Administradores	7	0,00	3	0,00	10	0,00
Diretoria	0	0,00	0	0,00	0	0,00
TOTAL	**564.194.130**	**61,26**	**44.931.615**	**4,37**	**609.125.745**	**31,23**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Informações não auditadas

Em atendimento ao Regulamento de Práticas Diferenciadas de Governança Corporativa (Nível 1), informamos a posição de ações em circulação e sua porcentagem em relação ao total de ações emitidas.

São Paulo Alpargatas S.A

Posição: 30/06/2003

NOME DO ACIONISTA	QUANTIDADE DE AÇÕES					
	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	QUANTIDADE	%	QUANTIDADE	%	QUANTIDADE	%
Camargo Corrêa S.A	564.194.123	61,26	44.931.612	4,37	609.125.735	31,23
Tesouraria	0	0,00	86.668.847	8,42	86.668.847	4,44
SUB_TOTAL	564.194.123	61,26	131.600.459	12,79	695.794.582	35,68
Ações em Circulação	356.785.340	38,74	897.671.314	87,21	1.254.456.654	64,32
TOTAL	920.979.463	100,00	1.029.271.773	100,00	1.950.251.236	100,00

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Informações não auditadas

EBITDA

Para cálculo do EBITDA (sigla em inglês para lucro antes dos juros, impostos, depreciação e amortização), do 1° semestre de 2003:

Adicionamos ao lucro antes do imposto de renda e contribuição social:

- Depreciação e amortização;
- Ajuste ao valor presente das vendas, calculado com aplicação de uma taxa equivalente ao CDI;
- Dividendos recebidos da controlada em conjunto Santista Têxtil S/A; e
- Encargos financeiros sobre impostos.

Excluímos do lucro antes do imposto de renda e contribuição social:

- Receita financeiras líquida;
- Variação cambial; e
- Equivalência patrimonial da controlada em conjunto Santista Têxtil S/A, por se tratar de item não monetário.

Consideramos "Outras receitas operacionais" como parte do cálculo do EBITDA por serem, em sua grande maioria, itens recorrentes

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

25 de julho de 2003

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres e períodos findos em 30 de junho e 31 de março de 2003 e 30 de junho de 2002, elaboradas sob a responsabilidade da sua administração.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que estas estejam de acordo com as práticas contábeis adotadas no Brasil aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM.

4. Nossa revisão limitada foi conduzida com o objetivo de emitirmos relatório sobre as Informações Trimestrais – ITR referidas no primeiro parágrafo. A demonstração de fluxo de caixa, elaborada de acordo com os critérios descritos na nota explicativa nº 15 (b) e preparada com o intuito de propiciar informações suplementares sobre a São Paulo Alpargatas S.A , não é requerida de acordo com as práticas contábeis adotadas no Brasil. A demonstração do fluxo de caixa foi submetida aos procedimentos de revisão limitada descritos no segundo parágrafo e não temos conhecimento de qualquer modificação relevante em relação às informações contábeis contidas nas Informações Trimestrais – ITR tomadas em conjunto.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 02511

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SAO PAULO ALPARGATAS SA	61.079.117/0001-05

ÍNDICE

03 NOV 17 PM 7:21

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	**SÃO PAULO ALPARGATAS S.A.**	**61.079.117/0001-05**

4 - NIRE
35.300.025.270

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
Rua Urussui,300	Itaim Bibi

3 - CEP	4 - MUNICÍPIO	5 - UF
04542-903	São Paulo	SP

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
011	3847-7397	3847-7406	3847-7599	

11 - DDD	12 - FAX	13 - FAX	14 - FAX	
011	3847-7337	3847-7332	3168-8700	

15 - E-MAIL
jsalvio@alpargatas.com.br

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME
Francisco Silvério Morales Cespede

2 - ENDEREÇO COMPLETO	3 - BAIRRO OU DISTRITO
Rua Urussui,300	Itaim Bibi

4 - CEP	5 - MUNICÍPIO	6 - UF
04542-903	São Paulo	SP

7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX
011	3847-7406	-	-	

12 - DDD	13 - FAX	14 - FAX	15 - FAX	
	-	-	-	

16 - E-MAIL

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2003	31/12/2003	3	01/07/2003	30/09/2003	2	01/04/2003	30/06/2003

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
Pricewaterhousecoopers	00287-9
11 - NOME DO RESPONSÁVEL TÉCNICO	**12 - CPF DO RESP. TÉCNICO**
Wander Rodrigues Teles	153.211.501-68

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2003	2 - TRIMESTRE ANTERIOR 30/06/2003	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2002
Do Capital Integralizado			
1 - Ordinárias	920.979	920.979	920.979
2 - Preferenciais	1.029.272	1.029.272	1.029.272
3 - Total	1.950.251	1.950.251	1.950.251
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	86.668	86.668	86.668
6 - Total	86.668	86.668	86.668

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1220100 - Calçados e Similares
5 - ATIVIDADE PRINCIPAL Industria de Calçados
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	01/08/2003	Juros Sobre Capital Próprio	06/10/2003	ON	0,0015300000
02	RCA	01/08/2003	Juros Sobre Capital Próprio	06/10/2003	PN	0,0016800000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
05/11/2003	

elatório de Movimentos

iente: J - 46392114 - 0002 - PREFEITURA DO MUNICIPIO DE SÃO PAULO - CONAE

ial: 015 **Título:** 01 - 750567/ 00-03

lor: 345.510,00 **Saldo:** ,00

tuação: LIQUIDADO

].	Dt. Oper.	Dt. Mov.	Operação	Motivo	Situação	Valor Cheque	Divergência		Ult Venc	Novo Venc
1	26/06/2003	26/06/2003	1-INCLUSAO TITULOS NA CARTEIRA	0-	ABERTO	345.510,00	0,00	0,00	00/00/0000	00/00/0000
2	28/07/2003	28/07/2003	2-BAIXA	96-DEPOSITO OUTRA AGENCIA - OTR.BANCO	ABERTO	345.510,00	0,00	0,00	00/00/0000	00/00/0000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2003	4 - 30/06/2003
1	Ativo Total	804.494	764.961
1.01	Ativo Circulante	391.061	334.703
1.01.01	Disponibilidades	104.247	68.748
1.01.01.01	Caixa e Bancos	712	1.135
1.01.01.02	Aplicações Financeiras	103.535	67.613
1.01.02	Créditos	159.693	143.098
1.01.02.01	Clientes	171.608	154.508
1.01.02.02	Adiantamentos sobre contratos de câmbio	(2.722)	(3.511)
1.01.02.03	Provisão p/contas de realização duvidosa	(9.193)	(7.899)
1.01.03	Estoques	77.103	71.803
1.01.03.01	Produtos acabados	46.889	39.693
1.01.03.02	Produtos em processo	12.121	14.006
1.01.03.03	Matérias primas	16.386	16.383
1.01.03.04	Outros	3.526	2.535
1.01.03.05	Provisão para perdas nos estoques	(1.819)	(814)
1.01.04	Outros	50.018	51.054
1.01.04.01	Despesa antecipada c/ propaganda	13.014	22.309
1.01.04.02	Despesas antecipadas	1.907	2.505
1.01.04.03	IR/ CSLL Diferidos	6.389	6.814
1.01.04.04	Outros Ativos	7.419	7.481
1.01.04.05	Impostos a Recuperar	14.087	4.917
1.01.04.06	Dividendos a Receber	0	0
1.01.04.07	Contas a receber-venda ativo permanente	3.596	3.603
1.01.04.08	Contas a receber funcionários	2.185	1.848
1.01.04.09	Comissão licenciadas a receber	994	1.055
1.01.04.10	Adiantamentos a despachantes	427	522
1.02	Ativo Realizável a Longo Prazo	85.233	105.707
1.02.01	Créditos Diversos	85.233	105.707
1.02.01.01	Bens destinados á venda	16.365	16.343
1.02.01.02	Impostos a recuperar	9.302	26.611
1.02.01.03	Depósitos compulsórios e outros ativos	3.439	3.128
1.02.01.04	IR/ CSLL Diferidos	46.853	49.969
1.02.01.05	Demais contas a receber	9.274	9.656
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	328.200	324.551
1.03.01	Investimentos	198.964	193.242
1.03.01.01	Participações em Coligadas	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2003	4 -30/06/2003
1.03.01.02	Participações em Controladas	198.769	193.047
1.03.01.03	Outros Investimentos	195	195
1.03.02	Imobilizado	114.054	116.504
1.03.02.01	Terrenos	3.025	3.030
1.03.02.02	Edfícios e Construções	27.300	27.856
1.03.02.03	Máquinas e Equipamentos	63.822	63.779
1.03.02.04	Móveis e Utensílios	8.493	8.364
1.03.02.05	Veículos	2.528	2.756
1.03.02.06	Marcas e Patentes	6.408	6.850
1.03.02.07	Outros	5.570	6.987
1.03.02.08	Provisão para Perda	(3.092)	(3.118)
1.03.03	Diferido	15.182	14.805

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2003	4 - 30/06/2003
2	Passivo Total	804.494	764.961
2.01	Passivo Circulante	125.212	108.875
2.01.01	Empréstimos e Financiamentos	18.063	17.498
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	33.443	26.144
2.01.04	Impostos, Taxas e Contribuições	5.577	5.013
2.01.04.01	ICMS	3.535	3.100
2.01.04.03	Cofins a recolher	1.622	1.250
2.01.04.04	Pis	807	613
2.01.04.05	Outros	(387)	50
2.01.05	Dividendos a Pagar	2.707	0
2.01.05.01	Dividendos propostos	0	0
2.01.05.02	Juros sobre capital próprio antecipados	2.707	0
2.01.06	Provisões	11.113	11.365
2.01.06.02	Provisões para contingência	11.113	11.365
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	54.309	48.855
2.01.08.01	Salários e encargos sociais	26.125	20.177
2.01.08.02	Contas a Pagar	28.184	28.678
2.02	Passivo Exigível a Longo Prazo	198.428	188.267
2.02.01	Empréstimos e Financiamentos	57.849	57.200
2.02.02	Debêntures	0	0
2.02.03	Provisões	61.443	57.372
2.02.03.01	Provisão de IR/ CSLL a Pagar	60.350	56.006
2.02.03.02	Provisão IR/CSLL diferidos	1.093	1.366
2.02.04	Dívidas com Pessoas Ligadas	30.412	26.114
2.02.05	Outros	48.724	47.581
2.02.05.01	Impostos a pagar	42.396	41.215
2.02.05.02	Benefícios a empregados	5.378	5.433
2.02.05.03	Outros	950	933
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	480.854	467.819
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	2.368	2.368
2.05.02.01	Reserva especial	9.450	9.450
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	159.863	162.856
2.05.04.01	Legal	11.350	11.350

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2003	4 -30/06/2003
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	148.513	151.506
2.05.04.07.01	Outras Reservas de Lucro	151.506	151.506
2.05.04.07.02	Juros sobre capital próprio antecipados	(2.993)	0
2.05.05	Lucros/Prejuízos Acumulados	45.113	29.085

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.01	Receita Bruta de Vendas e/ou Serviços	233.724	633.185	197.649	546.145
3.02	Deduções da Receita Bruta	(38.792)	(105.436)	(32.141)	(87.833)
3.03	Receita Líquida de Vendas e/ou Serviços	194.932	527.749	165.508	458.312
3.04	Custo de Bens e/ou Serviços Vendidos	(118.254)	(335.363)	(100.544)	(279.257)
3.05	Resultado Bruto	76.678	192.386	64.964	179.055
3.06	Despesas/Receitas Operacionais	(54.880)	(137.113)	(59.277)	(161.002)
3.06.01	Com Vendas	(48.251)	(141.575)	(46.625)	(131.294)
3.06.02	Gerais e Administrativas	(11.335)	(34.313)	(11.229)	(30.200)
3.06.03	Financeiras	2.048	23.743	(22.172)	(31.564)
3.06.03.01	Receitas Financeiras	10.200	30.757	12.013	26.992
3.06.03.01.01	Variação cambial	70	(159)	3.360	4.391
3.06.03.01.02	Outras	10.130	30.916	8.653	22.601
3.06.03.02	Despesas Financeiras	(8.152)	(7.014)	(34.185)	(58.556)
3.06.03.02.01	Variação Cambial	(1.851)	11.836	(28.292)	(42.493)
3.06.03.02.02	Encargos financeiros sobre impostos	(2.931)	(9.213)	(2.207)	(7.373)
3.06.03.02.03	Outros	(3.370)	(9.637)	(3.686)	(8.690)
3.06.04	Outras Receitas Operacionais	1.970	8.879	13.807	20.392
3.06.05	Outras Despesas Operacionais	(2.139)	(6.240)	(1.801)	(4.844)
3.06.05.01	Amortizaçao de diferido	(2.139)	(6.240)	(1.801)	(4.844)
3.06.06	Resultado da Equivalência Patrimonial	2.827	12.393	8.743	16.508
3.07	Resultado Operacional	21.798	55.273	5.687	18.053
3.08	Resultado Não Operacional	(204)	173	(268)	7.263
3.08.01	Receitas	46	795	(32)	9.711
3.08.02	Despesas	(250)	(622)	(236)	(2.448)
3.09	Resultado Antes Tributação/Participações	21.594	55.446	5.419	25.316
3.10	Provisão para IR e Contribuição Social	(1.661)	(5.553)	1.217	(112)
3.10.01	Provisão para IR e CSLL - Corrente	(1.661)	(5.553)	1.217	(112)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.11	IR Diferido	(3.905)	(4.780)	(645)	(2.310)
3.11.01	IR/ CSLL diferidos	(3.905)	(4.780)	(645)	(2.310)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	16.028	45.113	5.991	22.894
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00860	0,02421	0,00321	0,01228
	PREJUÍZO POR AÇÃO				

04.01 - NOTAS EXPLICATIVAS

Notas explicativas às informações trimestrais em 30 de setembro de 2003, em milhares de reais.

1 Contexto operacional

As principais atividades da companhia e das suas controladas são a fabricação e comercialização de :

- calçados e respectivos componentes;
- artigos de vestuário, artefatos têxteis e respectivos componentes;
- artigos de couro, de resina e de borracha natural ou artificial;
- artigos esportivos; e
- processamento de algodão, fiação, tecelagem e acabamento de tecido.

Essas atividades são realizadas em um contexto de fábricas distribuídas geograficamente, algumas em regiões incentivadas.

2 Principais práticas contábeis

a) As informações trimestrais ora apresentadas foram elaboradas com base nos princípios, critérios e métodos uniformes em relação àqueles adotados na elaboração das demonstrações financeiras relativas ao exercício findo em 31 de dezembro de 2002, publicadas em 26 de fevereiro de 2003.

b) Demonstrações financeiras consolidadas

As demonstrações financeiras consolidadas foram elaboradas em consonância com os princípios básicos de consolidação e dispositivos legais aplicáveis. Assim sendo, foram eliminadas as participações de uma companhia em outra, bem como os saldos de receitas e despesas.

As demonstrações financeiras consolidadas abrangem as demonstrações financeiras da companhia, das empresas controladas diretamente e da controlada em conjunto, mencionadas na Nota 3.

As demonstrações financeiras das controladas sediadas no exterior são convertidas para reais com base nas taxas correntes das moedas estrangeiras vigentes na data das respectivas demonstrações financeiras.

A diferença entre o resultado da controladora e o do consolidado refere-se a incentivo fiscal da Amapoly Indústria e Comércio Ltda., no montante de R$1.368 (setembro de 2002 - R$1.042), e o resultado não realizado da controlada em conjunto Santista Têxtil S.A., no montante de R$ 244 (setembro de 2002 – R$ 285). A diferença entre o patrimônio da controladora e do consolidado refere-se basicamente ao resultado não realizado da controlada em conjunto Santista Têxtil S.A, no montante de R$ 177 (junho de 2003 - R$ 266).

c) Ativo Diferido

A amortização do diferido é calculada pelo prazo de até cinco anos, a partir da data em que os benefícios começam a ser gerados. Os gastos diferidos até setembro de 2003 referem-se substancialmente a desenvolvimento de sistemas, despesas pré-operacionais e benfeitorias em imóveis de terceiros.

3 Investimentos em empresas controladas

	Amapoly Indústria e Com. Ltda.	Expasa Anstalt	Fibrasil Agríc. Coml.	Expasa Flórida Inc.	Albrás S.A.	Santista Têxtil S.A.	Total
Informações em 30 setembro de 2003							
Número de ações ou quotas	6.557.122	1	25.583	2.500	12.000	306.086.667	
Percentual de participação - %	100	100	100	100	100	30,67	
Capital social	6.557		26	16.772		373.361	
Patrimônio líquido	40.768		383	183		529.003	
Lucro líquido do trimestre	3.683		12	(1.746)		29.823	
Valor contábil do investimento							
30 de setembro de 2003	40.768		383	183		157.435	198.769
30 de junho de 2003	38.889		384	(1.860)		155.634	193.047
Resultado da equivalência							
30 de setembro de 2003	5.051		12	(1.572)		8.902	12.393
30 de setembro de 2002	3.908	(2.915)	37		(1.036)	16.514	16.508

A Amapoly produz laminados em PVC e poliéster que são utilizados na confecção de coberturas de caminhão, "backlights", "frontlights", "banners", toldos e laminados de polietileno que são utilizados na confecção de coberturas para agro-indústria, lar e lazer, tendo sua fábrica em Manaus – AM.

No exercício de 2002, a São Paulo Alpargatas S.A. passou a consolidar diretamente o investimento na Expasa Flórida, Inc., em decorrência do encerramento das atividades da Expasa Anstalt, Inc.

A Albrás, por decisão de sua controladora São Paulo Alpargatas S.A , foi descontinuada em maio de 2002.

A Santista Têxtil tem por objeto social operacionalização nas áreas de processamento de algodão, fiação, tecelagem e acabamento de tecido, a comercialização, importação e exportação desses produtos e suas matérias-primas, bem como o negócio de confecções e demais correlatos e afins.

Em 18 de junho de 2003, a São Paulo Alpargatas S.A. adquiriu pelo montante de R$23.537, 27.777.777 ações ordinárias e 28.864.827 ações preferencias da Santista Textil S.A., equivalentes, respectivamente, a 5,00% do capital votante, 6,50% do capital preferencial e a 5,66% do capital social total. Assim, a São Paulo Alpargatas S.A. passou a deter 50,00% do capital votante, 6,50% do capital preferencial e 30,67% do capital social total da Santista. O valor da aquisição foi determinado levando-se em conta a expectativa de resultados e de geração de caixa da Santista com aplicação das taxas de retorno definidas e consideradas adequadas pelos acionistas. Esta operação gerou um deságio de R$ 4.809 cuja amortização acompanhará a realização dos resultados futuros e o seu respectivo prazo será divulgado oportunamente.

A São Paulo Alpargatas S.A. comprou em agosto de 2003 da Fibrasil Agrícola Comercial, a participação de 0,05% que tinha na Santista Textil S.A., no valor de R$ 291.

4 Bens destinados à venda

Os terrenos, os edifícios e as melhorias existentes não passíveis de aproveitamento pela companhia estão destinados à venda. Esses ativos estão registrados ao custo e são inferiores aos valores estimados de realização no mercado.

5 Impostos a recuperar

a) Circulante

	Controladora		Consolidado	
	30/09/2003	30/06/2003	30/09/2003	30/06/2003
Imposto de renda na fonte a compensar	12.490		13.157	365
IVA a recuperar (Santista Textil S.A)			1.159	1.624
ICMS a recuperar (Santista Textil S.A.)			8.045	5.986
IPI a recuperar (i)	935	3.004	1.759	3.838
Incentivo fiscal – ICMS		1.495		1.495
Outros	662	418	244	258
	14.087	4.917	24.364	13.566

(i) IPI a recuperar

A edição da Lei no. 9.779/99, tornou possível o aproveitamento, por meio de ressarcimento ou compensação,dos créditos de Imposto sobre Produtos Industrializados-IPI relativos a insumos empregados em produtos que tenham as suas saídas imunes, isentas ou tributadas à alíquota zero, nos termos dos artigos 73 e 74 da Lei no. 9.430.

Adicionalmente a Instrução Normativa nº. 33, de 4 de março de 1999, reconheceu o direito ao aproveitamento de quaisquer créditos, indistintamente, e não apenas daqueles para cuja manutenção haja expressa autorização do "RIPI" - Regulamento do IPI, ressalvadas algumas especificidades.

Nesse contexto, a São Paulo Alpargatas realizou amplo levantamento dos créditos do IPI desde janeiro de 1999, e a partir de setembro de 2000 passou a registrar o crédito fiscal do imposto no momento do recebimento da matéria prima.

A Companhia requereu junto à Receita Federal a compensação com outros tributos federais e já compensou no período de setembro de 2002 a setembro de 2003 o montante de R$ 22.129 com PIS/COFINS a recolher.

b) Realizável a longo prazo

	Controladora		Consolidado	
	30/09/2003	30/06/2003	30/09/2003	30/06/2003
IRRF sobre aplicação financeira		16.241	620	16.875
IRRF e CSLL - antecipação	3.929	3.798	4.375	4.175
ICMS ativo fixo	3.599	3.355	3.614	3.371
Imposto s/ venda exército e marinha	868	3.068	868	3.068
Imposto renda diferido - tributação universal (Santista Textil S.A.)			2.033	881
Outros	906	149	1.158	401
	9.302	26.611	12.668	28.771

6 Financiamentos

	Indexador e taxa média anual de juros e comissões	Controladora		Consolidado	
		30/09/2003	30/06/2003	30/09/2003	30/06/2003
Moeda estrangeira					
Controladora (30/09/2003- US$ 23,586 mil 30/06/2003- US$ 23,598 mil)	Variação cambial e juros de 4,1 % a 8,1%	68.951	67.775		
Consolidado (30/09/2003 – US$ 39,706 mil 30/06/2003 – US$ 40,751mil)	Variação cambial e Juros 2,96% a 6,90%			116.075	117.036
(30/09/2003 – CL$ 2.996.408 mil 30/06/2003 – CL$ 2.507.494 mil)	juros de 3,60% a 5,40%			4.065	3.159
(30/09/2003 – CHF 1.957 mil 30/06/2003 – CHF 2.435 mil)	Variação cambial e juros de 6,90%			1.332	1.588
(30/09/2003 – EUR 7.724 mil 30/06/2003 – EUR 8.036 mil)	Variação cambial e Juros de 3,13%			8.086	8.161
Moeda nacional					
Controladora	Taxa de juros a longo prazo - TJLP e juros de 2,0 % a 5,0 %	6.961	6.923		
Consolidado	Indexados a cesta de moedas, CDI,TJLP e juros de 1,92 a 8,75%			28.769	31.587
		75.912	74.698	158.327	161.531
Passivo circulante		18.063	17.498	62.849	82.351
Exigível a longo prazo		57.849	57.200	95.478	79.180

04.01 - NOTAS EXPLICATIVAS

A composição por ano de vencimento dos financiamentos é a seguinte em 30 de setembro:

	Controladora		Consolidado	
Ano	**30/09/2003**	**30/06/2003**	**30/09/2003**	**30/06/2003**
2004	20.662	20.276	21.956	24.537
2005	11.638	11.428	37.621	18.837
2006	12.891	12.925	16.735	16.897
2007	2.198	2.296	5.522	5.546
2008	2.088	2.051	5.272	5.139
2009	2.088	2.051	2.088	2.051
2010	2.088	2.051	2.088	2.051
2011	2.088	2.051	2.088	2.051
2012	2.108	2.071	2.108	2.071
	57.849	57.200	95.478	79.180

Os empréstimos estão garantidos por avais e imóveis da companhia.

Em 12 de novembro de 2002, foi assinado com o IFC – *International Finance Corporation*, contrato de empréstimo no valor de US$ 30 milhões, destinados a suportar o programa de investimentos da Companhia, no período de 2001 a 2004. Após a carência de 3 anos, o valor do empréstimo será pago semestralmente, por mais 7 anos.

Em 27 de junho de 2003, foi liberado o valor de US$ 5 milhões, equivalente a R$ 14.380.

7 Impostos a pagar (exigível a longo prazo)

	Controladora		Consolidado	
	30/09/2003	**30/06/2003**	**30/09/2003**	**30/06/2003**
COFINS contingente	41.099	39.904	41.099	39.904
PIS contingente	1.297	1.311	1.297	1.311
	42.396	41.215	42.396	41.215

COFINS e PIS contingente

Em 8 de março de 1999, a companhia obteve liminar para a ação ordinária que pede a inconstitucionalidade da Lei no. 9.718/98 e da Emenda Constitucional no. 20.

Essa liminar assegura o recolhimento da COFINS e do Programa de Integração Social - PIS nos moldes da legislação vigente até janeiro de 1999, ou seja, desconsiderando o aumento da alíquota e da base de cálculo dessas contribuições.

Os valores não recolhidos estão sendo normalmente provisionados, inclusive com acréscimo de juros calculados à taxa SELIC.

A partir de outubro de 2002 a companhia passou a depositar em juízo o valor em discussão. O saldo dos depósitos em 30 de setembro de 2003 monta a R$ 9.920.

8 Provisão para contingências

	Controladora		Consolidado	
	30/09/2003	30/06/2003	30/09/2003	30/06/2003
Provisões trabalhistas	8.016	8.515	9.345	9.792
Provisões tributárias	1.666	1.276	2.440	2.010
Projetos industriais	(69)	74	1.405	1.329
Provisão para reestruturação de negócios	1.500	1.500	1.500	1.500
Outros			1.190	1.279
	11.113	11.365	15.880	15.910

9 Outras contas a pagar

	Controladora		Consolidado	
	30/09/2003	30/06/2003	30/09/2003	30/06/2003
"Royalties"	18.742	18.098	18.742	18.098
Fretes	4.752	3.802	5.414	4.786
Outros pagamentos (comissões, serviços de terceiros, concessionárias, etc.)	4.693	6.778	7.811	8.896
	28.187	28.678	31.967	31.780

10 Transações com empresas controladas

	30 de setembro de 2003	30 junho de 2003
Saldo das operações		
Ativo circulante (clientes)	31	381
Passivo circulante (fornecedores)	942	1.110
Exigível a longo prazo (contas correntes), substancialmente com Amapoly	30.412	26.114
Contas de resultado		
Compras (substancialmente em custo das vendas)	15.400	10.400

As transações comerciais observaram preços e condições usuais de mercado. As contas correntes, representadas substancialmente pelas transações com a Amapoly, referem-se a administração do caixa único do grupo, efetuada pela companhia. Não tem encargos nem prazos de vencimento.

11 Provisão de IR/ CSLL a pagar

A companhia obteve medida judicial que lhe permite a compensação da totalidade do imposto de renda e da contribuição social devidos em cada exercício, com os créditos decorrentes dos prejuízos fiscais e bases negativas de contribuição social. Não obstante, a companhia mantém destacado no exigível a longo prazo parcela adicional de imposto devido que vem compensando por força da referida liminar.
Adicionalmente, os encargos financeiros são provisionados a débito de " Despesas Financeiras".

12 Outras receitas operacionais

As outras receitas operacionais são compostas basicamente por incentivos fiscais de ICMS e receita de aluguéis do Vale Sul Shopping.

13 Instrumentos financeiros

A companhia opera com instrumentos financeiros objetivando financiar suas atividades ou aplicar os recursos financeiros disponíveis.

A administração desses riscos é efetuada por meio de estratégias pré-definidas pela alta direção da companhia e de sistemas de controle.

Os saldos de aplicações financeiras, empréstimos e financiamentos em 30 de setembro e 30 de junho de 2003 refletem as taxas médias praticadas no mercado.

O investimento em companhia aberta é representado exclusivamente pela participação de 30,67% do capital total (igual a 50% do capital votante) na Santista Têxtil S.A. Não foi estimado o valor de mercado dessa companhia por não terem ocorrido recentemente negociações das ações ordinárias de sua emissão em bolsas de valores.

Não há instrumentos financeiros não contabilizados (operação com derivativos).

A controlada Santista Textil S.A., também possui instrumentos financeiros registrados em contas patrimoniais que visam reduzir os riscos de flutuações de preço da sua principal matéria prima e exposição cambial dos passivos indexados em moedas estrangeiras.

O valor contábil dos instrumentos financeiros referentes aos demais ativos e passivos equivale, aproximadamente, ao seu valor de mercado.

14 Imposto de Renda e Contribuição Social sobre o Lucro Líquido - CSLL

A companhia, em 30 de setembro de 2003, contabilizou o imposto de renda e a CSLL, conforme demonstração abaixo:

	Controladora		Santista Textil S.A.	
	Imposto de Renda	Contribuição Social	Imposto de Renda	Contribuição Social
Lucro antes da tributação	55.446	55.446	12.342	12.342
Adições	47.873	26.189	11.804	9.794
Exclusões	(84.847)	(50.497)	(14.968)	(14.954)
Lucro real ajustado	18.472	31.138	9.178	7.182
(-) Compensação prejuízos	(3.808)	(9.395)		
Base de Cálculo	14.664	21.743	9.178	7.182
Imposto de renda – 15%	(2.200)		(1.377)	
Adicional de imposto de renda – 10%	(1.449)		(912)	
Contribuição Social sobre lucro líquido – 9%		(1.957)		(646)
Imposto de renda e contribuição social – tributação universal			17	(525)
Incentivos fiscais	53		110	
Imposto de renda e contribuição social do exercício, Totalizando R$ 5.553 (controladora) e R$ 3.333 (Santista)	(3.596)	(1.957)	(2.162)	(1.171)
Imposto de renda e contribuição social diferidos sobre Compensação de prejuízos fiscais e base negativa, totalizando R$ 1.798 (controladora)	(952)	(846)		
Imposto de renda e contribuição social diferidos sobre diferenças temporárias, conforme Deliberação da da CVM nº 273/98, totalizando R$ 2.982 (controladora) e R$ 138 (Santista)	(3.000)	18	179	(41)
Imposto de Renda e contribuição social sobre o lucro líquido do período, totalizando R$ 10.333 (controladora) e R$ 3.195 (Santista)	(7.548)	(2.785)	(1.983)	(1.212)

A controladora constituiu créditos tributários de imposto de renda e da contribuição social sobre prejuízo fiscal, base negativa da contribuição social e de diferenças temporárias, atendendo às premissas da CVM e estima sua recuperação no prazo de até cinco anos, dos quais R$ 6.389 já em 2003 bem como valores similares anuais no período de 2004 a 2007.

15 Programa de Opção de Compra de Ações

A Assembléia Geral Extraordinária, realizada em 26 de abril de 2002, aprovou o Programa de Opção de Compra de Ações da São Paulo Alpargatas S.A., que concede opções de compra de ações preferenciais aos seus colaboradores, com o objetivo de retê-los e incentivá-los a contribuir em prol dos interesses e objetivos da Companhia e de seus acionistas. Na primeira fase de implantação do Programa, foram concedidas opções à Diretoria da Companhia. O Programa será coberto, preferencialmente, por 39.681.000 ações preferenciais existentes em tesouraria.

O Programa é administrado por um Comitê Gestor, designado pelo Conselho de Administração. Este Comitê cria, anualmente, um Plano de Opção de Compra de Ações, nos quais são definidos seus termos e condições específicas, observadas as linhas básicas estabelecidas no Programa de Opção.

Em 30 de setembro de 2003, existiam em vigor dois Planos de Opções aprovados pelo Comitê Gestor:

Plano	Vigência	Quantidades Opções (a)		Preço de Exercício por 1000 opções **(b)**
		Concedidas	Exercidas	
2002	01/07/2002 a 30/06/2012	16.297.000	0	R$104,56
2003	01/07/2003 a 30/06/2013	18.115.000	0	R$152,47
Total		34.412.000	0	

(a) corresponde ao mesmo número de ações.

(b) corrigido de acordo com a variação do Índice Geral de Preços-Mercado, calculado pela Fundação Getúlio Vargas, da data da concessão da opção até data do exercício da opção pelo beneficiário.

Para os dois Planos a aquisição do direito ao exercício da opção dar-se-á da seguinte forma:

Prazos de carência (a partir da data da concessão da Opção de Compra)	Percentual de ações liberado para exercício
até 24 meses	não será permitido exercício
após 24 meses	20%
após 36 meses	20%
após 48 meses	20%
após 60 meses	40%

O exercício das opções garante aos beneficiários os mesmos direitos concedidos aos demais acionistas da Companhia.

16 Informações Suplementares

a) Apresentamos, adicionalmente, as informações contábeis consolidadas da São Paulo Alpargatas S.A. para o terceiro trimestre de 2003 e 2002, com exclusão de informações contábeis da controlada Santista Têxtil S.A., mantendo-se o resultado de equivalência patrimonial desta, como segue:

	30/09/2003	30/09/2002
Ativo		
Circulante		
Disponível	104.284	103.753
Clientes	163.705	131.058
Estoques	79.204	68.151
Outros	50.433	54.354
Total - circulante	397.626	357.316
Realizável a longo prazo		
Bens destinados a venda	16.365	14.247
Impostos a recuperar	9.763	29.505
Imposto de renda e contribuição social diferidos	46.853	47.997
Demais contas a receber	12.826	14.169
Total - realizável a longo prazo	85.807	105.918
Permanente	292.744	270.267
	776.177	733.501

04.01 - NOTAS EXPLICATIVAS

	30/09/2003	30/09/2002
Passivo		
Circulante		
Fornecedores	33.451	27.497
Financiamentos	18.390	23.271
Salários e encargos	26.781	23.258
Contas a pagar	28.495	33.103
Provisão para contingências	11.110	14.572
Juros sobre capital próprio antecipados	2.707	
Impostos a pagar	6.372	6.998
Total - circulante	127.306	128.699
Exigível a longo prazo		
Financiamentos	57.849	70.169
Provisão para imposto de renda e contribuição social	61.443	46.423
Impostos a pagar	42.396	40.130
Outros	6.328	7.086
Total - exigível a longo prazo	168.016	163.808
Patrimônio líquido	480.855	440.994
	776.177	733.501

04.01 - NOTAS EXPLICATIVAS

	01/01/2003 a 30/09/2003	01/01/2002 a 30/09/2002
Receita operacional bruta	654.038	563.332
Imposto sobre vendas	108.782	90.394
Receita operacional líquida	545.256	472.938
Custo dos produtos vendidos	345.781	287.970
Lucro bruto	199.475	184.968
(Despesas) receitas operacionais		
Com vendas	(143.954)	(133.697)
Gerais e administrativas	(32.905)	(29.568)
Honorários dos administradores	(2.253)	(1.907)
Receitas financeiras	31.371	23.153
Despesas financeiras	(9.875)	(9.699)
Equivalência patrimonial	8.915	16.551
Amortização do diferido	(6.256)	(4.860)
Outras receitas operacionais	8.579	19.386
	(146.378)	(120.641)
Lucro operacional antes da variação cambial e encargos financeiros sobre impostos	53.097	64.327
Variação cambial	11.901	(38.508)
Encargos financeiros sobre impostos	(9.213)	(7.373)
Lucro operacional	55.785	18.446
Receitas não operacionais líquidas	192	7.270
Lucro antes do imposto de renda e da contribuição social	55.977	25.716
Imposto de renda e contribuição social	(10.864)	(2.822)
Lucro líquido do exercício	45.113	22.894

b) Fluxo de Caixa

Em atendimento ao Regulamento de Práticas Diferenciadas de Governança Corporativa (Nível 1), está sendo apresentado como informação suplementar, o fluxo de caixa elaborado pela forma indireta de acordo com a NPC-20 do IBRACON- Instituto dos Auditores Independentes do Brasil.

	30/09/2003			30/09/2002		
	Controladora	Consolidado s/ Santista	Consolidado c/ Santista	Controladora	Consolidado s/ Santista	Consolidado c/ Santista
Atividades Operacionais						
Lucro do exercício	45.113	43.745	43.989	22.894	21.853	21.567
Incentivos fiscais do imposto de renda		1.368	1.428		1.041	986
Ajustes para reconciliar o lucro liquido do exercício com recursos provenientes de atividades operacionais						
Depreciação e amortização	19.810	20.433	35.130	17.800	18.333	27.884
Resultado na venda/baixa do ativo imobilizado	(173)	(192)	90	(7.263)	(7.272)	(7.307)
Resultado da equivalência patrimonial	(12.393)	(8.915)		(16.508)	(16.551)	
Variação cambial financiamentos/ royalties	(14.637)	(14.637)	(24.150)	42.067	42.067	73.348
Juros s/ financiamentos	2.961	2.961	7.056	2.843	2.843	6.868
Encargos sobre passivos ficais	9.213	9.213	9.213	7.373	7.373	7.373
Variação cambial nos investimentos			2.902			(10.986)
Geração de caixa das operações	49.894	53.976	75.658	69.206	69.687	119.733
Redução (aumento) ativos						
Contas a Receber de clientes	(10.625)	(9.701)	(6.643)	(13.214)	(13.718)	(16.084)
Estoques	(21.164)	(20.203)	(33.554)	(5.758)	(5.967)	(14.341)
Despesas antecipadas	(6.248)	(6.239)	(6.551)	(9.238)	(9.291)	(10.825)
Impostos a recuperar	20.537	20.889	17.059	(9.042)	(9.700)	(11.308)
Outros	2.450	2.332	3.921	(5.887)	(3.473)	(4.420)
	(15.050)	(12.922)	(25.768)	(43.139)	(42.149)	(56.978)
Aumento (redução) nos passivos						
Fornecedores	(3.545)	(3.826)	4.643	14.123	17.644	17.373
Impostos a Pagar	(2.917)	(2.771)	(1.206)	2.475	3.402	5.154
Pagamento IR/CSLL		(446)	(3.899)		(354)	(2.458)
Provisão IR/CSLL	5.930	6.308	12.738	1.554	1.888	3.183
Provisão para contingências	(6.632)	(6.635)	(7.199)	(6.602)	(7.002)	(5.949)
Outros	10.239	3.141	3.123	5.827	3.133	4.926
	3.075	(4.229)	8.200	17.377	18.711	22.229
Caixa líquido das atividades operacionais	37.919	36.825	58.090	43.444	46.249	84.984
Atividades de Investimentos						
Adições no investimento	(26.785)	(23.537)	(23.843)	(344)		
Adições no imobilizado / Diferido	(15.164)	(16.202)	(27.362)	(15.834)	(18.451)	(29.954)
Dividendos recebidos	6.236	6.250		873	875	
Recebimentos venda de ativo permanente	4.420	4.420	4.420	1.309	1.541	1.541
Caixa Liquido das atividades de investimentos	(31.293)	(29.069)	(46.785)	(13.996)	(16.035)	(28.413)
Atividades de Financiamentos						
Captação empréstimos	17.514	17.852	84.068	2.381	4.286	91.344
Amortização de principal e juros	(14.266)	(16.013)	(118.535)	(8.095)	(10.751)	(99.035)
Dividendos e juros s/ capital próprio	(26.011)	(26.011)	(27.757)	(7.728)	(7.728)	(7.764)
Caixa líquido das atividades de financiamentos	(22.763)	(24.172)	(62.224)	(13.442)	(14.193)	(15.455)
(=) Diminuição líquido de caixa e equivalentes	(16.137)	(16.416)	(50.919)	16.006	16.021	41.116
(+) Saldo inicial de caixa e equivalentes	120.384	120.700	171.613	87.458	87.732	103.299
(=) Saldo final de caixa e equivalentes	104.247	104.284	120.694	103.464	103.753	144.415

17 Eventos subsequentes

Em 16 de outubro de 2003, houve trânsito em julgado do processo do qual a Companhia estava questionando um complemento relativo às diferenças de índices de correção monetária utilizados no ano de 1989, denominado como Plano Verão.

Com base nesta decisão, será revertida no quarto trimestre, a respectiva provisão com impacto positivo no resultado de R$ 15,6 milhões.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O relatório de desempenho da companhia no trimestre está sendo fornecido nas informações consolidadas.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2003	4 - 30/06/2003
1	Ativo Total	910.480	877.424
1.01	Ativo Circulante	536.280	482.126
1.01.01	Disponibilidades	120.694	86.048
1.01.01.01	Caixa e Bancos	8.822	7.395
1.01.01.02	Aplicações Financeiras	111.872	78.653
1.01.02	Créditos	203.533	186.476
1.01.02.01	Clientes	228.385	215.742
1.01.02.02	Adiantamentos sobre contratos de câmbio	(10.703)	(16.548)
1.01.02.03	Provisão p/contas de realização duvidosa	(14.149)	(12.718)
1.01.03	Estoques	144.954	142.834
1.01.03.01	Produtos acabados	66.824	57.129
1.01.03.02	Produtos em processo	25.978	28.335
1.01.03.03	Matérias primas	45.828	48.010
1.01.03.04	Outros	9.776	11.697
1.01.03.05	Provisão para perdas nos estoques	(3.452)	(2.337)
1.01.04	Outros	67.099	66.768
1.01.04.02	Despesas antecipadas	16.917	27.147
1.01.04.03	Outros Ativos	10.595	11.020
1.01.04.04	IR/CSLL diferidos	6.389	6.814
1.01.04.05	Impostos a recuperar	24.364	13.566
1.01.04.06	Dividendos a receber	0	0
1.01.04.07	Contas a receber-venda ativo permanente	4.422	4.367
1.01.04.08	Contas a receber funcionários	2.876	2.277
1.01.04.09	Comissão licenciadas a receber	994	1.055
1.01.04.10	Adiantamento a despachantes	542	522
1.02	Ativo Realizável a Longo Prazo	97.815	116.930
1.02.01	Créditos Diversos	97.815	116.930
1.02.01.01	Bens destinados a Venda	17.054	17.032
1.02.01.02	Depósitos Compulsórios e Outros Ativos	4.325	3.998
1.02.01.03	Impostos a Recuperar	12.668	28.771
1.02.01.04	IR/ CSLL diferidos	55.879	55.910
1.02.01.05	Demais contas a receber	7.889	11.219
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	0	0
1.03	Ativo Permanente	276.385	278.368
1.03.01	Investimentos	(4.613)	(4.613)
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	(4.809)	(4.809)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2003	4 -30/06/2003
1.03.01.02.01	Deságio de Investimento	(4.809)	(4.809)
1.03.01.03	Outros Investimentos	196	196
1.03.01.03.02	Outros	196	196
1.03.02	Imobilizado	265.779	268.131
1.03.02.01	Terrenos	18.236	17.832
1.03.02.02	Edificios e Construções	71.855	72.501
1.03.02.03	Máquinas e Equipamentos	144.319	144.453
1.03.02.04	Móveis e Utensílios	14.970	14.840
1.03.02.05	Veículos	2.849	3.068
1.03.02.06	Marcas e Patentes	6.408	8.131
1.03.02.07	Obras em Andamento	9.436	10.834
1.03.02.08	Provisão para Perda	(3.652)	(3.678)
1.03.02.09	Outros	1.358	150
1.03.03	Diferido	15.219	14.850

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2003	4 - 30/06/2003
2	Passivo Total	910.480	877.424
2.01	Passivo Circulante	220.445	220.240
2.01.01	Empréstimos e Financiamentos	62.849	82.351
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	49.776	43.933
2.01.04	Impostos, Taxas e Contribuições	21.665	18.426
2.01.04.01	ICMS	4.331	3.799
2.01.04.02	Imposto de renda e contribuição social	8.738	7.071
2.01.04.03	PIS	1.975	1.729
2.01.04.04	COFINS adicional	0	0
2.01.04.05	COFINS a recolher	6.997	6.343
2.01.04.06	Outros	(376)	(516)
2.01.05	Dividendos a Pagar	2.707	0
2.01.06	Provisões	15.880	15.910
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	67.568	59.620
2.01.08.01	Salários e Encargos Sociais	35.601	27.840
2.01.08.02	Contas a Pagar	31.967	31.780
2.02	Passivo Exigível a Longo Prazo	209.353	189.626
2.02.01	Empréstimos e Financiamentos	95.478	79.180
2.02.02	Debêntures	0	0
2.02.03	Provisões	1.472	2.007
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	112.403	108.439
2.02.05.02	Provisão p/ IR e CSLL a Pagar	63.603	59.371
2.02.05.03	Outros	1.026	2.420
2.02.05.04	Impostos a pagar	42.396	41.215
2.02.05.05	Benefícios a empregados	5.378	5.433
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	5	5
2.05	Patrimônio Líquido	480.677	467.553
2.05.01	Capital Social Realizado	273.510	273.510
2.05.02	Reservas de Capital	3.736	3.234
2.05.02.01	Reserva especial	10.818	10.316
2.05.02.02	Ações em tesouraria	(7.082)	(7.082)
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	159.686	162.434
2.05.04.01	Legal	11.350	11.350
2.05.04.02	Estatutária	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2003	4 -30/06/2003
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	0	0
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	148.336	151.084
2.05.04.07.01	Outras Reservas de Lucro	151.329	151.084
2.05.04.07.02	Juros sobre Capital Próprio Antecipados	(2.993)	0
2.05.05	Lucros/Prejuízos Acumulados	43.745	28.375

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.01	Receita Bruta de Vendas e/ou Serviços	327.578	895.926	283.965	746.225
3.02	Deduções da Receita Bruta	(52.696)	(142.310)	(42.225)	(115.051)
3.03	Receita Líquida de Vendas e/ou Serviços	274.882	753.616	241.740	631.174
3.04	Custo de Bens e/ou Serviços Vendidos	(183.874)	(510.442)	(153.440)	(400.571)
3.05	Resultado Bruto	91.008	243.174	88.300	230.603
3.06	Despesas/Receitas Operacionais	(68.654)	(180.753)	(83.149)	(211.743)
3.06.01	Com Vendas	(54.833)	(160.759)	(53.484)	(147.536)
3.06.02	Gerais e Administrativas	(14.554)	(43.230)	(14.674)	(37.716)
3.06.03	Financeiras	545	19.213	(23.242)	(35.559)
3.06.03.01	Receitas Financeiras	11.866	36.086	13.262	30.748
3.06.03.01.01	Variação Cambial	279	(2.525)	6.784	8.946
3.06.03.01.02	Outras receitas financeira	11.587	38.611	6.478	21.802
3.06.03.02	Despesas Financeiras	(11.321)	(16.873)	(36.504)	(66.307)
3.06.03.02.01	Variação Cambial	(2.194)	15.920	(35.131)	(52.230)
3.06.03.02.02	Encargos financeiros sobre impostos	(2.931)	(9.213)	(2.207)	(7.373)
3.06.03.02.03	Outras despesas financeiras	(6.196)	(23.580)	834	(6.704)
3.06.04	Outras Receitas Operacionais	2.333	10.279	10.058	13.928
3.06.05	Outras Despesas Operacionais	(2.145)	(6.256)	(1.807)	(4.860)
3.06.05.01	Amortização de diferido	(2.145)	(6.256)	(1.807)	(4.860)
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	22.354	62.421	5.151	18.860
3.08	Resultado Não Operacional	(116)	346	(98)	7.280
3.08.01	Receitas	(287)	1.582	262	10.469
3.08.02	Despesas	171	(1.236)	(360)	(3.189)
3.09	Resultado Antes Tributação/Participações	22.238	62.767	5.053	26.140
3.10	Provisão para IR e Contribuição Social	(3.151)	(14.135)	(574)	(5.571)
3.10.01	Provisão para IR e CSLL - Corrente	(3.151)	(14.135)	(574)	(5.571)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.11	IR Diferido	(3.474)	(4.642)	1.366	999
3.11.01	IR/ CSLL diferidos	(3.474)	(4.642)	1.366	0
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	(1)	(1)	(1)
3.15	Lucro/Prejuízo do Período	15.613	43.989	5.844	21.567
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	1.863.583	1.863.583	1.863.583	1.863.583
	LUCRO POR AÇÃO	0,00838	0,02360	0,00314	0,01157
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Senhores Acionistas,

A Alpargatas alcançou no terceiro trimestre, e até setembro deste ano, resultados operacionais superiores aos obtidos nos mesmos períodos de 2002. Mantivemos a liderança na fabricação e comercialização de calçados, com o desenvolvimento e lançamento de produtos, estratégias de comunicação das marcas e aumento da produtividade fabril.

O lançamento de modelos e coleções de calçados, a participação de produtos de maior valor agregado no mix de vendas e o crescimento das exportações, contribuíram para aumentar as receitas da Companhia. Em 2003, o faturamento do terceiro trimestre aumentou 18% e o acumulado até setembro 16,1%, em comparação com 2002. Vendemos neste ano, 9,4 milhões de pares de calçados e 76,7 milhões de pares de sandálias. Até agosto, conforme dados da Abicalçados, o mercado interno de calçados (em pares) diminuiu 16,6%.


Receita Bruta de Vendas - R$ milhões
2002
2003
+ 16,4 %
217,0
186,5
+ 13,7%
197,2
173,5
+ 18,0%
239,8
203,3
+ 16,1%
654,0
563,3
1° Trim.
2° Trim.
3° Trim.
Acum.Ano

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Investimentos em treinamento da mão de obra, em novas tecnologias e processos fabris resultaram em maior produtividade industrial, que contribuiu para aumentar a lucratividade do terceiro trimestre de 2003. Neste período, a margem bruta foi 39,6%, superando as margens do primeiro e segundo trimestres, em 4,1 e 5,4 pontos percentuais, respectivamente, e 0,6 ponto percentual, a margem bruta do terceiro trimestre de 2002. A margem bruta de 36,6%, acumulada até setembro de 2003, está menor que a da mesmo período de 2002, devido ao aumento dos custos das matérias primas, compensado, parcialmente, pela melhoria da produtividade industrial.
Neste ano, o lucro bruto do terceiro trimestre foi R$ 79,1 milhões e o acumulado até setembro, R$199,5 milhões.


Margem Bruta - %
2002
2003
- 3,4
38,9
35,5
- 5,3
39,5
34,2
+ 0,6
39,0
39,6
- 2,5
39,1
36,6
1° Trim.
2° Trim.
3° Trim.
Acum.Ano

As despesas comerciais, gerais e administrativas, representaram 30,3% da receita líquida de vendas do terceiro trimestre deste ano, uma redução de 4,6 pontos percentuais em relação ao ano passado. No acumulado em 9 meses de 2003 a redução foi de 2,1 pontos.

Os resultados da nossa controlada em conjunto Santista Têxtil nos proporcionaram, até setembro deste ano, uma receita de equivalência patrimonial de R$ 8,9 milhões, e no terceiro trimestre, R$ 1,5 milhão.

O EBITDA do terceiro trimestre de 2003 de R$ 30,5 milhões, cresceu 7,4% em relação ao do ano passado, acumulando em nove meses R$ 65,3 milhões, ou 12% das vendas líquidas.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

O lucro operacional do terceiro trimestre deste ano foi R$ 22,0 milhões (R$ 5,8 milhões em 2002) e o acumulado até setembro, R$ 55,8 milhões (R$ 18,4 milhões em 2002). A valorização de 17,3% do real frente ao dólar, até setembro de 2003, gerou uma receita de variação cambial que impactou positivamente o resultado operacional da Companhia.

O lucro líquido do terceiro trimestre de 2003 atingiu R$ 16,0 milhões, superando 2002 em 166,7%, acumulando em nove meses, R$ 45,1 milhões (R$ 24,21 por lote de mil ações).


Lucro Líquido - R$ milhões
2002
2003
+ 48,4%
+ 100,0 %
+ 166,7%
+ 96,9%
9,1
13,5
7,8
15,6
6,0
16,0
22,9
45,1
1° Trim.
2° Trim.
3° Trim.
Acum.Ano

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

A variação na posição do caixa da Companhia, a partir do saldo de R$ 103,8 milhões, em 30/9/2002, está representada no gráfico abaixo:


Fluxo de Caixa
R$ milhões
103,8
70,7
(9,8)
(23,4)
(23,5)
10,7
17,8
(16,0)
(26,0)
104,3
Caixa 30/09/2002
Geração de Caixa das Operações
Invest.Cap.Giro
Investimento em Imobilizado
Investimento Santista Textil
Dividendos Recebidos e Venda de Ativos
Captação de Empréstimos
Amortização de Empréstimos
Pagamento de Dividendos e J.C.P.
Caixa 30/09/2003

Os principais ingressos referem-se à geração de caixa pelas operações, à captação de empréstimos, principalmente IFC, recebimento de dividendos e venda de ativos. Os principais desembolsos ocorreram com o aumento do investimento na Santista Têxtil, em junho, investimentos em imobilizado e pagamentos de dividendos e juros sobre capital próprio. Em 30/9/2003 o saldo de caixa era R$ 104,3 milhões. Deduzindo-se os empréstimos de R$ 76,2 milhões, o caixa líquido no final de setembro de 2003 era R$ 28,1 milhões:

- Saldo de Caixa em 30/9/2003.. 104,3
- (-) Saldo dos Empréstimos (curto e longo prazos).......... 76,2
- = Caixa Líquido.. 28,1

Do total do endividamento, 91% era em moeda estrangeira e 76% com vencimento a longo prazo. As parcelas dos empréstimos em moeda estrangeira, vincendas no horizonte de doze meses, estão 100% protegidas com operações de hedging.

Os investimentos em modernização do parque fabril, melhoria da qualidade de processos e produtos bem como, em segurança e meio ambiente, somaram, de janeiro até setembro deste ano, R$ 16,3 milhões.

Entre janeiro e setembro de 2003, foram negociadas 111,0 milhões de ações da Alpargatas, em 88% dos pregões da Bovespa. As ações preferenciais valorizaram-se 63%, enquanto o índice Ibovespa valorizou-se 42%. O free float no final de setembro era 64%.

PREMIAÇÕES E RECONHECIMENTOS

A Alpargatas foi eleita a empresa mais admirada do setor de calçados e artigos esportivos, em pesquisa realizada pelo Instituto de Pesquisa Interscience, publicada na revista Carta Capital.

Rainha ganhou o Top of Mind de calçados esportivos e completou dez anos consecutivos de premiação.

Os anúncios da série "Ossos", para Mizuno Wave, levaram Ouro no Prêmio Abril e conquistaram a estatueta de Prata na categoria Print e Poster, do Clio Awards 2003, um dos mais importantes festivais da propaganda mundial.

A fábrica de Manaus ganhou o Prêmio SESI Qualidade no Trabalho, sendo considerada a melhor empresa do Amazonas na sua categoria.

A fábrica de Mogi Mirim recebeu da APARH -Associação Paulista de Administração de Recursos Humanos o certificado "As Melhores Empresas para se Trabalhar – Empresa do Futuro – 2003" na região de Campinas.

UNIDADES DE NEGÓCIO

RAINHA E TOPPER

O faturamento de Rainha, acumulado até setembro, foi 13,4% superior ao do mesmo período de 2002 . Dos 16 modelos lançados no trimestre, os que mais se destacaram foram

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

os Rainha System Brilliant e Electra e o modelo Futsal Square. Para ser reconhecida mundialmente como marca de futebol, Topper vem investindo em campanhas lideradas pelo nosso embaixador: Pelé. Os lançamentos, investimentos em design, tecnologia e ações de divulgação da marca, contribuíram para crescer 9,5% o volume de vendas de Topper, em relação aos nove meses de 2002. Os principais lançamentos do trimestre foram a chuteira Zhenya, com sistema anti-impacto Dynatech, e a bola de futebol KV.

MIZUNO

Com 8 modelos lançados neste trimestre, Mizuno continua líder de mercado no segmento *premium*. Os atletas Mizuno foram destaque nos jogos Pan Americanos de Santo Domingo. Do total de 15 medalhas ganhas pela equipe, duas foram de ouro, conquistadas por Varderlei Cordeiro e Márcia Narloch, vencedores da maratona. Este desempenho

contribui para destacar a marca no mercado de calçados esportivos. A Mizuno firmou parceria com a BM&F (Bolsa de Mercadorias & Futuros) e se tornou a marca esportiva oficial da maior equipe de atletismo do Brasil, com 92 atletas e que tem como patrono o campeão olímpico Joaquim Cruz.

SANDÁLIAS

O crescimento do faturamento de sandálias foi 19% no terceiro trimestre de 2003 e 9% acumulado até setembro, em comparação com o ano passado. Contribuíram para este desempenho o lançamento da coleção verão 2003/2004, com cores e modelos de maior valor agregado, a utilização do varejo de calçados como canal de vendas e eventos importantes em redes de auto-serviço, contemplando um mix maior de produtos. Os lançamentos de maior destaque foram as Havaianas Style Ice, que segue a tendência mundial de cores mais suaves, Havaianas Flash e Havaianas High Look e High Light, de salto alto.

TIMBERLAND

A Timberland tem apresentado um desempenho de vendas crescente e consistente nos últimos anos. Mesmo com a adversidade do mercado em 2003, o faturamento bruto dos nove primeiros meses, apresentou um crescimento de 42% em relação 2002. Este desempenho foi decorrente de ações coordenadas de comunicação, distribuição e lançamentos de coleções de produtos, respeitando o posicionamento da marca já consolidado. Dentre as ações específicas que contribuíram para o sucesso do negócio, destacamos: utilização de uma das mais importantes revistas semanais como veículo de comunicação, lançamento de produtos com ótima aceitação, desenvolvimento de novos mercados e canais de vendas alternativos, como a loja virtual (www.timberland.com.br).

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

MEGGASHOP E CALÇADOS PROFISSIONAIS E DE MODA

O faturamento das lojas Meggashop superou em 17% o acumulado de janeiro a setembro do ano passado. Do grupo de Calçados Profissionais e de Moda destacamos o lançamento da linha Comander e o relançamento dos calçados Bamba. As botas Sete Léguas receberam a certificação do selo INMETRO, as únicas com este certificado no país. O aumento do faturamento de botas foi 24%, comparado com os primeiros nove meses de 2002.

LONAS E COBERTURAS

Nossas marcas de lonas e coberturas venderam 14,6 milhões de metros quadrados de janeiro a setembro deste ano, 2,5% superior a 2002, com destaque para Lonil e Lonaleve.

Neste trimestre lançamos novos produtos da família Night&Day e 6 novos modelos para a linha de tecidos para persianas verticais.

EXPORTAÇÕES

Como parte da estratégia de aumentar e fortalecer nossa presença no exterior, participamos de grandes eventos de renome internacional, como o MTV Music Awards e a New York Fashion Week, além de feiras especializadas, como a GDS da Alemanha. As exportações para a Argentina continuam a aumentar, com Havaianas, Mizuno e Timberland. Fechamos um acordo para a fabricação e comercialização de Havaianas modelo Olympique de Marseille, para este clube de futebol francês. Fomos matéria espontânea em vários veículos de comunicação estrangeiros, como a revista Latin Trade e o canal de televisão BBC. Como resultado, até setembro deste ano, a receita das exportações cresceu 28% em dólar, em comparação com o mesmo período do ano passado.

GOVERNANÇA CORPORATIVA

Após a assinatura em 30 de junho, do contrato de Práticas Diferenciadas de Governança Corporativa da Bolsa de Valores de São Paulo, realizamos em 15 de julho, o evento de adesão da Alpargatas ao Nível 1, com a presença de mais de 100 profissionais ligados aos mercados financeiro e de capitas. O processo de sucessão do Diretor Presidente da Companhia, iniciado há dois anos, foi concluído. O Sr. Márcio Luiz Simões Utsch, Diretor da unidade de negócio Meggashop, Timberland e Calçados Profissionais e de Moda, assumiu a Presidência em 8 de setembro, em substituição ao Sr. Fernando Tigre de Barros Rodrigues, que continuará a ocupar o cargo de Presidente do Conselho de Administração.

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

Estas iniciativas demostram o compromisso da Alpargatas, e acionista controlador, com o aprimoramento dos padrões de Governança Corporativa.

RECURSOS HUMANOS E RESPONSABILIDADE SOCIAL

Neste trimestre, demos continuidade ao Programa de Desenvolvimento Gerencial - TOP 6, que objetiva desenvolver as lideranças da Companhia nas competências corporativas. Os principais módulos de treinamento ministrados foram: pensamento sistêmico, orientação para resultados e medição e desenvolvimento de habilidades interpessoais. As várias ações

previstas no Programa de Gestão de Clima Organizacional, decorrentes da pesquisa de opinião realizada no início do ano, continuaram a serem desenvolvidas. Como exemplo, iniciamos a campanha que visa reforçar os valores da empresa (Ética, Respeito às Pessoas e Comprometimento) a todos os funcionários.

O Instituto Alpargatas de Responsabilidade Social lançou o Programa de Voluntariado nas fábricas da Paraíba, com o objetivo de recrutar colaboradores que apoiarão várias ações sociais naquele estado.

São Paulo, 24 de outubro de 2003
CONSELHO DE ADMINISTRAÇÃO

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Informações não auditadas

Em atendimento ao Regulamento de Práticas Diferenciadas de Governança Corporativa (Nível 1), informamos a posição acionária dos acionistas com mais de 5% do capital votante, de forma direta ou indireta, até o nível de pessoa física.

São Paulo Alpargatas S.A

Posição: 30/09/2003

NOME DO ACIONISTA	QUANTIDADE DE AÇÕES					
	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	QUANTIDADE	%	QUANTIDADE	%	QUANTIDADE	%
Camargo Corrêa S.A	564.194.123	61,26	44.931.612	4,37	609.125.735	31,23
Caixa Previdencia Func. do Banco do Brasil	116.244.611	12,62	83.862.652	8,15	200.107.263	10,26
Hyposwiss Banco Privado S.A (*)	71.840.000	7,80	167.530.000	16,27	239.370.000	12,23
Outros	168.700.729	18,32	732.947.509	71,21	901.648.238	46,28
TOTAL	**920.979.463**	**100,00**	**1.029.271.773**	**100,00**	**1.950.251.236**	**100,00**

(*) Empresa Estrangeira sediada na Suíça

Camargo Corrêa S.A

Posição: 30/09/2003

NOME DO ACIONISTA	QUANTIDADE DE AÇÕES					
	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	QUANTIDADE	%	QUANTIDADE	%	QUANTIDADE	%
Participações Morro Vermelho Ltda.	24.777	71,61	62.294	98,92	87.071	89,23
Rosana C. A. Botelho	3.273	9,46	225	0,36	3.498	3,59
Renata C. Nascimento	3.273	9,46	225	0,36	3.498	3,59
Regina C. P. Oliveira Dias	3.273	9,46	225	0,36	3.498	3,59
Outros	4	0,01	1	0,00	5	0,00
TOTAL	**34.600**	**100,00**	**62.970**	**100,00**	**97.570**	**100,00**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Informações não auditadas

Participações Morro Vermelho Ltda.

Posição: 30/09/2003

NOME DO ACIONISTA	QUANTIDADE DE AÇÕES					
	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	QUANTIDADE	%	QUANTIDADE	%	QUANTIDADE	%
Dirce Navarro Camargo Penteado	804.240	6,77	108.000	100,00	912.240	7,61
Rosana C. A. Botelho	3.691.857	31,08	0	0,00	3.691.857	30,80
Renata C. Nascimento	3.691.857	31,08	0	0,00	3.691.857	30,80
Regina C. P. Oliveira Dias	3.691.855	31,07	0	0,00	3.691.855	30,79
Outros	191	0,00	0	0,00	191	0,00
TOTAL	**11.880.000**	**100,00**	**108.000**	**100,00**	**11.988.000**	**100,00**

Em atendimento ao Regulamento de Práticas Diferenciadas de Governança Corporativa (Nível 1), informamos a posição acionária dos acionistas controladores, administradores e diretores.

São Paulo Alpargatas S.A

Posição: 30/09/2003

NOME DO ACIONISTA	QUANTIDADE DE AÇÕES					
	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	QUANTIDADE	%	QUANTIDADE	%	QUANTIDADE	%
Controlador	564.194.123	61,26	44.931.612	4,37	609.125.735	31,23
Conselho de Administração	7	0,00	3	0,00	10	0,00
Conselho Fiscal	0	0,00	0	0,00	0	0,00
Diretoria	0	0,00	0	0,00	0	0,00
TOTAL	**564.194.130**	**61,26**	**44.931.615**	**4,37**	**609.125.745**	**31,23**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Informações não auditadas

Em atendimento ao Regulamento de Práticas Diferenciadas de Governança Corporativa (Nível 1), informamos a posição de ações em circulação e sua porcentagem em relação ao total de ações emitidas.

São Paulo Alpargatas S.A

Posição: 30/09/2003

NOME DO ACIONISTA	QUANTIDADE DE AÇÕES					
	ORDINÁRIAS		PREFERENCIAIS		TOTAL	
	QUANTIDADE	%	QUANTIDADE	%	QUANTIDADE	%
Camargo Corrêa S.A	564.194.123	61,26	44.931.612	4,37	609.125.735	31,23
Tesouraria	0	0,00	86.668.847	8,42	86.668.847	4,44
SUB_TOTAL	564.194.123	61,26	131.600.459	12,79	695.794.582	35,68
Ações em Circulação	356.785.340	38,74	897.671.314	87,21	1.254.456.654	64,32
TOTAL	**920.979.463**	**100,00**	**1.029.271.773**	**100,00**	**1.950.251.236**	**100,00**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Informações não auditadas

EBITDA

Para cálculo do EBITDA (sigla em inglês para lucro antes dos juros, impostos, depreciação e amortização), do 3° trimestre de 2003:

Adicionamos ao lucro antes do imposto de renda e contribuição social:

- Depreciação e amortização;
- Ajuste ao valor presente das vendas, calculado com aplicação de uma taxa equivalente ao CDI;
- Dividendos recebidos da controlada em conjunto Santista Têxtil S/A; e
- Encargos financeiros sobre impostos.

Excluímos do lucro antes do imposto de renda e contribuição social:

- Receita financeiras líquida;
- Variação cambial; e
- Equivalência patrimonial da controlada em conjunto Santista Têxtil S/A, por se tratar de item não monetário.

Consideramos "Outras receitas operacionais" como parte do cálculo do EBITDA por serem, em sua grande maioria, itens recorrentes.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

RELATÓRIO DOS AUDITORES INDEPENDENTES SOBRE A REVISÃO LIMITADA

17 de outubro de 2003

Aos Srs. Administradores e Acionistas
São Paulo Alpargatas S.A.

1. Efetuamos revisões limitadas das informações contábeis contidas nas Informações Trimestrais - ITR da São Paulo Alpargatas S.A., referentes aos trimestres e períodos findos em 30 de setembro e 30 de junho de 2003 e 30 de setembro de 2002, elaboradas sob a responsabilidade da sua administração.

2. Nossas revisões foram efetuadas de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil - IBRACON, em conjunto com o Conselho Federal de Contabilidade - CFC, e consistiram, principalmente, em : (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia quanto aos critérios adotados na elaboração das informações trimestrais e (b) revisão das informações relevantes e dos eventos subsequentes que tenham, ou possam vir a ter, efeitos relevantes sobre a posição financeira e as operações da companhia.

3. Baseados em nossas revisões limitadas, não temos conhecimento de qualquer modificação relevante que deva ser feita nas informações trimestrais acima referidas, para que estas estejam de acordo com as práticas contábeis adotadas no Brasil aplicáveis à preparação das informações trimestrais, de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários - CVM.

4. Nossa revisão limitada foi conduzida com o objetivo de emitirmos relatório sobre as Informações Trimestrais – ITR referidas no primeiro parágrafo. A demonstração de fluxo de caixa, que está sendo apresentada nas Informações Trimestrais – ITR para propiciar informações suplementares sobre a companhia não é requerida de acordo com as práticas contábeis adotadas no Brasil. A demonstração do fluxo de caixa foi submetida aos procedimentos de revisão limitada descritos no segundo parágrafo e concluímos que não há qualquer modificação relevante para que a mesma esteja adequadamente apresentada em todos os seus aspectos relevantes em relação às Informações Trimestrais – ITR tomadas em conjunto.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Wander Rodrigues Teles
Sócio
Contador CRC 1DF005919/S-0 "S" SP 02511

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01045-6	SÃO PAULO ALPARGATAS S.A.	61.079.117/0001-05

ÍNDICE

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: MINUTES OF MEETING [certified copy], which I will translate into English as follows:

[Coat of Arms of the Government of the State of São Paulo]

Daily Gazette [handwritten:] *and Valor 05202003*
State of São Paulo
Volume 113 - Issue 93
São Paulo, Tuesday, May 20, 2003

Corporate
This 24-page issue contains balance sheets, minutes of meet-ings, calls, notices and other instruments from individuals and corporate entities, including companies associated with the State Government.

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

03 NOV 17 AM 7:21

MINUTES OF THE GENERAL MEETING HELD ON APRIL 25, 2003

I - PLACE, DATE AND TIME: This meeting was held in the City of São Paulo, State of São Paulo, at 9 a.m., on April 25, 2003, at the Company's head offices, at Rua Urussuí, 300. **II - PUBLICATIONS, AS REQUIRED BY THE PREVAILING LAW:** a) A notice of the Meeting was published in the State Daily Gazette and in the journal "Valor Econômico", in their issues of March 25, 26 and 27, 2003; b) the Company's Annual Report, Balance Sheet, Financial Statements and Independent Auditors' Opinion for the corporate year ended on December 31st, 2002 were published in the State Daily Gazette and the journal "Valor Econômico", in their respective issues of February 26, 2003. **III - QUORUM FOR THE MEETING:** The quorum for this meeting consisted of shareholders representing a higher number than the one legally required to settle a General Meeting on a First Notice. **IV - BOARD: Chairman:** Mr. Fernando Tigre de Barros Rodrigues; **Secretary:** Mr. Bruno Machado Ferla. Mr. Wander Rodrigues Teles, accountant, enrolled with the Regional Board of Accountants ("CRC") under number

1DF005919/S-0 "S" SP 002511 was also present at the Meeting. Mr. Teles represented the audit firm "PriceWaterhouseCoopers Auditores Independentes". **V - AGENDA:** 1st. The Company's Annual Report, Financial Statements and Independent Auditors' Opinion for the corporate year ended on December 31st, 2002 were appreciated, discussed and voted. 2nd. A resolution was passed about the intended application of the balance of the Company's net income for the corporate year ended on December 31st, 2002 and the capital budget for 2003; dividend distribution was ratified, according to the Board of Directors' resolution upon approval by the shareholders at the General Meeting. 3rd. Two(2) members of the Board of Directors were elected to fill in vacant positions until 2005, as provided for in the main part of Section 9 of the Company's Bylaws. 4th. Members of the Audit Committee were inaugurated and elected. and 5th. The managers' total annual fees were determined. **VI - RESOLUTIONS:** First of all, the Shareholders confirmed that they were aware of the documents that should be produced at this meeting, according to the law in force: the Agenda, the Company's Annual Report, Balance Sheet and Financial Statements, Independent Auditors' Opinion and the Board of Directors' motion, included in the Minutes of the Board of Directors' Meeting held on March 20, 2003. After motions were presented and the Agenda and the Board of Directors' motion on the General Shareholders Meeting were discussed, the following resolutions were passed: **1st Item of the Agenda:** The Company's Annual Report, Balance Sheet and Financial Statements for the year ended on December 31st, 2002 were approved by the attending shareholders, excluding the legally incapable ones, and therefore the actions carried out by the managers were ratified. **2nd Item of the Agenda:** An application for the remaining balance of the net income for the period ended on December 31st, 2002 was approved, as entered on the Financial Statements by a motion presented by the Board of Directors. Furthermore, dividend distribution was ratified, as approved by the Board of Directors upon acceptance by the General Meeting held on February 21, 2003. Therefore, the following application for the Company's net income in 2002 was expressly approved: (i) two million, three hundred and eighty-eight thousand, five hundred and eighty-seven reais and forty-four centavos (R$

2,388,587.44) were allocated as legal reserve, and (ii) eleven million, three hundred and forty-six thousand, two hundred and seventy-seven reais and seventy-six centavos (R$ 11,346,277.76) were distributed as dividends, and allocated among common and preferred shares, by a single installment paid on April 4, 2003 to the shareholders who subscribed on March 20, 2003. Five reais and seventy-nine centavos (R$ 5.79) were paid to each lot of one thousand common shares, and six reais and thirty-eight centavos (R$ 6.38) were paid to each lot of preferred shares. These dividends originate from the surplus account for the year 2002, without any withholding tax for individuals/corporate entities, as provided for in the prevailing law, comprising the total amount of one billion, nine hundred and fifty million, two hundred and fifty-one thousand and two hundred and thirty-six (1,950,251,236) registered shares without certificates representing the capital stock, except for the eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven (86,668,847) preferred shares which were held as treasury shares; and (iii) the balance of thirty-four million, thirty-six thousand, eight hundred and eighty-three reais and fifty-three centavos (R$ 34,036,883.53) was set aside to support new investments of the Company, based on the Capital Budget, and also as an addition to the Company´s working capital, to be appropriated to the "surplus reserve" account. The Capital Budget for year 2003, in the amount of forty-five million, seven hundred thousand reais (R$ 45,700,000.00) was also discussed and approved by the shareholders. **3rd Item of the Agenda**: the following members were elected, by appointment of the Majority Shareholder Camargo Corrêa S.A.: Mr. Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of Identity Card "RG" no. 11.620.489 SSP/SP, and Individual Taxpayer Identity Card "CPF/MF" no. 382.478.107-78, with offices in the City of São Paulo, State of São Paulo, at Rua Urussuí, 300, as an incumbent member, as a substitute for member Denise Pauli Pavarina de Moura who has resigned her position; and Mr. Paulo de Tarso de Camargo Opice, Brazilian, married, engineer, bearer of Identity Card "RG" no. 2.766.649 SSP/SP, and Individual Taxpayer Identity Card "CPF/MF" no. 027.886.088-53, with offices in the City of São

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS
RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

Paulo, State of São Paulo, at Rua Funchal, 160, as an incumbent member of the Board of Directors, as a substitute for member Mauro Martin Costa, who has also resigned his position as an incumbent member of the Board of Directors. The following member was also elected by the shareholders to replace member Cassiano Ricardo Scarpelli, who has also resigned his position as an alternate member: Mr. Mauro Martin Costa, Brazilian, married, engineer, bearer of Identity Card "RG" no. 11.725.734 SSP-SP, and Individual Taxpayer Identity Card "CPF/MF" no. 101.850.598-99, with offices in the City of São Paulo, State of São Paulo, at Rua Funchal, 160, to hold the position of alternate member in the Board of Directors. Upon these procedures, the Board of Directors was composed as follows: **Incumbent members**: Fernando Tigre de Barros Rodrigues; José Édison Barros Franco; Eleazar de Carvalho Filho; Otto Werner Nolte and Paulo de Tarso de Camargo Opice, and the corresponding **Alternate Members**: Francisco Silvério Morales Cespede; Mauro Martin Costa; Luís Alberto Figueiredo de Sousa; Lenin Florentino de Faria and Edy Luiz Kogut. **4th Item of the Agenda**: Taking the floor, the Secretary proposed to the Shareholders that the Audit Committee´s members be elected. The Audit Committee shall once more be composed of five members and the same number of alternate members. The issue was discussed and approved by the attending shareholders, who carried out the election as provided for in the law. Members representing holders of preferred shares elected, as an incumbent member of the Audit Committee, Mr. **Eduardo Grande Bittencourt**, Brazilian, accountant, enrolled with the Regional Board of Accountants, Rio Grande do Sul Chapter ("CRC-RS"), under number 14.792, holder of Individual Taxpayer Card ("CPF/MF") no. 033.702.400-06, resident in the City of Porto Alegre, State of Rio Grande do Sul, and Mr. **Egon Handel**, Brazilian, teacher and accountant, enrolled with the Regional Board of Accountants, Rio Grande do Sul Chapter ("CRC-RS"), under number 13.745, holder of Individual Taxpayer Card ("CPF/MF") no. 029.279.850-49, resident in the City of Porto Alegre, State of Rio Grande do Sul, as an alternate member, both of them with offices in Porto Alegre, Rio Grande do Sul, at Rua dos Andradas, 153, conjunto 81. The minority shareholders holding common shares elected, as an

incumbent member of the Audit Committee, Mr. **Fernando Decnop Mezentier**, Brazilian, married, business administrator, enrolled with the Regional Board of Administrators, Rio de Janeiro Chapter, under number 16.108-5, holder of Individual Taxpayer Card ("CPF/MF") no. 030.696.647-68, resident in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Antônio Brasílio, no. 555, apto. 603, and Mr. **Eugênio José Mondin**, Brazilian, married, lawyer, holder of Identity Card ("RG") no. 3003 853094 SSP/RS, holder of Individual Taxpayer Card ("CPF/MF") no. 010.796.700-68, resident in the City of São Paulo, State of São Paulo, at Rua Conde de Porto Alegre, no. 1030, apto. 21, as an alternate member. The majority shareholders elected the following persons as incumbent members of the Audit Committee and their respective alternates: Mr. **René Topfstedt**, Brazilian, married, economist, holder of Identity Card ("RG") no. 4.451.552 - SSP/SP, and of Individual Taxpayer Card ("CPF/MF") no. 039.339.208-25, resident in the town of Santana de Parnaíba, State of São Paulo, at Rua das Rosas, no. 38, and Mr. **Gueber Lopes**, Brazilian, married, engineer, holder of Identity Card ("RG") no. M-5.231.812 SSP-MG, and of Individual Taxpayer Card ("CPF/MF") no. 805.848.298-68, with offices in the City of São Paulo, State of São Paulo, at Rua Funchal, 160; Mr. **Fernando Dias Gomes**, Portuguese, married, administrator, holder of Identity Card ("RNE-W") 573.631-0, and 253.646.188-20, with offices in the City of São Paulo, State of São Paulo, at Rua Funchal, 160, and Mr. **Manoel Bernardes Magalhães Paes de Barros**, Brazilian, married, lawyer, holder of Identity Card ("RG") no. 4.647.351 SSP/SP, and Individual Taxpayer Card ("CPF/MF") no. 591.314.548-87, with offices in the City of São Paulo, State of São Paulo, at Rua Funchal, 160, as his alternate; and also Mr. **Antônio Carlos da Silva**, Brazilian, married, accountant, holder of Identity Card ("RG") no. 4.171.358-8 SSP/SP, and Individual Taxpayer Card ("CPF/MF") no. 027.249.878-53, resident in the City of São Paulo, State of São Paulo, at Rua Bartira, 221, apto. 91, and Mrs. **Sumiko Jinno Tashiro**, Brazilian, married, economist, holder of Identity Card ("RG") no. 3.528.251-4 SSP/SP, and Individual Taxpayer Card ("CPF/MF") no. 107.353.728-53, resident in the City of São Paulo, State of São Paulo, at Rua Capote

Valente, 127, apto. 61. The fees for the Audit Committee´s members were determined as the minimum fees provided for in Act 6404/76, Section 162, Paragraph 3. **5th Item of the Agenda:** The amount of five million, six hundred thousand reais (R$ 5,600,000.00) has been fixed by all the attending members as the total annual fee for all the Directors, including the directors´ benefits and agent fees, as set forth in Section 152 of Act 6404/76, as amended by Act 9457/97. **VII - QUORUM FOR THE RESOLUTIONS:** All resolutions herein have been approved by all shareholders present at the meeting. **VIII - STATEMENTS BY THE CHAIRMAN OF THE MEETING.** The Chairman of the meeting, who is also Chairman of the Board of Directors and Chairman of the Executive Committee, made comments on several matters related to the Company´s operations and Corporate Governance. **IX - CLOSING:** There being no further questions to be discussed, the floor was offered to anyone willing to speak. As no one came forward to use the floor, the meeting was adjourned for the drawing up of these minutes. Upon approval, these minutes were executed by all the shareholders present, it being certain that these minutes were approved for publication without the shareholders´ signatures. **Shareholders present at the meeting:** Fernando Tigre de Barros Rodrigues, Bruno Machado Ferla, Otto Werner Nolte, José Edison Barros Franco, Francisco Silvério Morales Cespede, Mauro Martin Costa, Luís Alberto Figueiredo de Sousa, Edy Luiz Kogut, José Ferraz Ferreira Filho, Sílvio Tini de Araújo, Camargo Corrêa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Hyposwiss Banco Privado S.A., Fenix - Fundo de Investimento Financeiro, Itauações - Fundo de Investimento em Ações, Classe A Fundo de Investimentos em Ações, Dynamo Puma Fundo Mútuo de Investimentos em Ações - Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre, Lumina Fundo de Investimento em Ações, Lumina II Fundo de Investimento em Ações. This is to certify that this is a true transcript of the minutes drawn up in the appropriate book. São Paulo, April 28, 2003. **Fernando Tigre de Barros Rodrigues - Chairman of the Meeting and Chairman of the Board of Directors**. Board of Trade of the State of São Paulo. I hereby certify that the meeting has been filed

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

under number 88.158/03-23. Roberto Muneratti Filho - Registrar General.

[Stamp of the College of Notaries Public of Brazil, by which the authenticiy of the document is certified. Stamp number 1040AB498090.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in seven(7) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no. 3330
Fees: R$ 424,37

ANA LUIZA BARBIERI TRADUTORA PÚBLICA Intérprete Comercial SÃO PAULO -- BRASIL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **MINUTES OF MEETING** [certified copy], which I will translate into English as follows:

[Logo] "BOVESPA - Bolsa de Valores de São Paulo - [São Paulo Securities and Exchange Commission] COMPANHIA LIMITADA" [A limited liability Company]

[Logo] ***abrasca associated company***

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

Minutes of the Special Shareholders Meeting and the Special Preferred Shareholders Meeting Successively Held on December 13, 2002

I - PLACE, DATE AND TIME: These meetings were successively held in the City of São Paulo, State of São Paulo, on December 13, 2002, at 9:00 a.m., at the Company´s head offices, at Rua Urussuí, 300. **II - PUBLICATIONS, AS REQUIRED BY THE PREVAILING LAW:** a) A notice of the Meeting was published in the State Daily Gazette in their issues of November 9, 12 and 13, 2002 and in the "Valor Econômico" newspaper in their issues of November 11, 12 and 13, 2002. **III - QUORUM FOR THE MEETING:** The quorum for this meeting consisted of shareholders holding common shares representing over eighty-five per cent (85%) of the common shares and shareholders holding preferred shares representing over seventy-eight per cent (78%)

of the preferred shares, excluding those shares held as treasury shares. **IV - BOARD: Chairman:** Mr. Fernando Tigre de Barros Rodrigues; **Secretary:** Mr. Antônio Mendes. **V - AGENDA: SPECIAL SHAREHOLDERS MEETING. (i)** To discuss how to adapt the writing of the following Sections of the Company's Bylaws to the provisions of Act no. 10.303/2001 as provided for in the Section 6 of the same Act: a) to adapt the prevailing Section 6 of the Company's Bylaws as a way to anticipate that the preferred shares issued by the Company shall have the right to receive dividends ten per cent (10%) higher than the ones assigned to the common shares, as well as they shall have the priority when company's capital is reimbursed, without a premium, in case the Company is liquidated; and b) to adapt the writing of Section 28 of the Company's Bylaws to exclude the possibility of deducting the profits reserve to be paid from year's net income; **ii)** to discuss about the partial adaptation in the writings of Sections 16, 26, 28 and 30 of the Company's Bylaws so as to consider the possibility of the Company paying interests on its own capital to its shareholders as provided for by Act no. 9.249/95, as it is changed; **(iii)** to discuss about Company's adherence to the 1st Level of Corporate Governance of the São Paulo Stock Exchange-BOVESPA; and **(iv)** to discuss about paying interest on its own capital by the Company, only with respect to the Company's outstanding shares, in the total gross amount of R$15,821,000.00 (fifteen million, eight hundred and twenty-one thousand reais), based on the "Surplus Reserve Account" which shall be paid on January 10, 2003. **SPECIAL PREFERRED SHAREHOLDERS MEETING: (i)** to discuss about ratifying the resolution of the Special Shareholders Meeting which shall address on the adaptation of the writing of the Section 6 of the Company's Bylaws. **SPECIAL SHAREHOLDERS MEETING: Item (i) in the Agenda:** Before the item (i) of the agenda was voted, the Board explained that in view of the decision made by the Brazilian Securities & Exchange Commission's

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Collegiate Body on November 22, 2002, the shareholders holding common and preferred shares issued by the Company, who were willing to vote in the Special Preferred Shareholders Meeting, should abstain from voting the adaptation of Section 6 in this Special Shareholders Meeting. The following shareholders then expressed that they were willing to abstain from voting such matter in this Special Shareholders Meeting: Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre, Silvio Tini de Araújo, Hyposwiss Banco Privado S.A., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI. The remaining shareholders reviewed and approved the motion of the Board Directors to adapt the writings of Sections 6 and 28 of the Company's Bylaws to the provisions of Act no. 10.303/2001, as provided for in Section 6 of such Act as follows: (a) considering that, as provided by Act no. 9.457 of May 5, 1997, in which the writing of the Section 17 in Act 6.404/76 was amended, the Company is already paying the shareholders holding preferred shares a dividend per preferred share which is ten per cent (10%) higher than the dividend assigned to the common shares, and that such preference is in conformity with the terms of the new Section 17 in Act 6.404/76, with the text being as such as that provided for by Act 10.303/2001. The Shareholders approved the adaptation of the Section 6 of the Company's Bylaws towards the above mentioned intent and added that the holders of preferred shares shall have priority when company's capital is refunded, without a premium, in case the company is liquidated. As a result of this resolution, the Shareholders agreed that the Section 6 of Company's Bylaws shall come into effect with the new following writing: "Section 6 - The preferred shares shall have the right to receive a dividend per preferred share which shall be ten per cent (10%) higher than the dividend assigned to each common share issued by the Company, and shall have priority when company's capital is refunded in case the company is liquidated, without a premium, up to the

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

amount of the portion of capital represented by such shares."; (b) after reviewing the writings suggested and presented by the Board, the Shareholders also approved the adaptation of the writing of the Section 28 of the Company's Bylaws with the aim of excluding the possible deduction of the profits reserves to be paid from year's net income from the calculation of the mandatory dividend. The main part of the Section 28 shall come into effect with new following writing: "***Section 28*** - The Board of Directors shall present a motion at the General Shareholders Meeting about the destination of the year's net income of which five-per-cent(5%) shall mandatorily be assigned to integrate the legal reserve until the maximum limit as provided for by law is attained. The portion which is necessary to make up a reserve for contingencies, when circumstances require so, was also assigned." The Special Shareholders Meeting was suspended by the Board so that the Shareholders who were holding the **Preferred Shareholders Special Meeting** could take the floor, **and they approved the following resolution relating to the single item of the Agenda of such meeting:** Before starting the works, the Board reported that the Company's Board of Directors approved to call the shareholders holding preferred shares for a Special Shareholders Meeting to discuss about the ratification of the decision taken at the Special Meeting that discussed about the adaptation of the Section 6 of the Company's Bylaws. As established by the Board of Directors and also reported by the board members the call for a Special Meeting of those shareholders holding preferred shares was made with the aim of allowing such shareholders to be involved in such social decision but, as provided for by Section 8 of Act 10.303/2001 and ratified by the Brazilian Securities & Exchange Commission's Collegiate Body, at a decision pronounced on November 22, 2002, the referred adaptation of the prevailing Section 6 of the Company's Bylaws does not give the shareholders the

right for recess as provided for in Section 137 of Act no. 6.404/1976, in case such writing is adapted before the end of year 2002. After the Board had the floor, the discussions between the preferred shareholders started and after full support expressed by the representative of Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre and Lumina Fundo de Investimentos em Ações, the representative of Hyposwiss Banco Privado S.A., Silvio Tini de Araujo, and the representative of Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, the preferred shareholders unanimously approved to adapt the writings of the prevailing Section 6 of the Company's Bylaws to the provisions of Act no. 10.303/2001, as provided for in the Section 6 of such Act, and also approved the new writing of the Section 6 as transcribed above. The Special Preferred Shareholders Meeting was closed and the works of the Special Shareholders Meeting were resumed after the changing of Section 6, as transcribed above, was confirmed. **Item (ii) of the Agenda** - The Shareholders further approved unanimously the motion submitted by the Board of Directors of partially changing the writings of Sections 16, 26, 28 and 30 of the Company's Bylaws in order to allow for the company to pay interest on its own capital to its shareholders, as provided for by Act no. 9.249/95, as it is changed. The Shareholders approved the following partial changes in Sections 16, 26, 28 and 30: "***Section 16*** - (...) XI - To state the advanced payment of dividends and/or the payment of interest of company's own capital, as provided for in Section 30;" "***Section 26*** - (...) **1st Paragraph** - The Company, upon decision of the Board of Directors, shall be allowed to produce special balance sheets for the periods ended June 30 and September 30 of each year, which shall allow the Board of Directors to state the installments of dividends to be paid in advance and/or the payment of interest on its own capital, as provided for in Section 30. **2nd Paragraph**

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

- With no bias toward the provisions of the 1st paragraph of this section, the Company shall be allowed to produce other special balance sheets at any time and, as decided by the Board of Directors, to make a distribution of dividends and/or pay interest on its own capital based on the results shown in such balance sheets, and considering the provisions of the 1st Paragraph of Section 204, Act no. 6.404/76." "***Section 28*** - (...) **1st Paragraph** - At least twenty-five per cent (25%) of the remaining profit shall be assigned to paying the annual mandatory dividends to the shareholders, which shall be paid in the form of interest on company's own capital, as provided for by the prevailing law. (...)" "***Section 30*** - Each year's dividend may be broken down into four (4) quarterly installments, the first three of such installments corresponding to the advanced payment of the year's dividend, which shall be paid based on the year's result, the accumulated profits or the profits reserves, as provided for in both the 1st and the 2nd Paragraphs of Section 204, Act no. 6.404/76, or paid to the shareholders in the form of interest on company's own capital, as provided for by the prevailing law. Such advanced payments of dividend and/or payment of interest on company's own capital shall be stated by the Board of Directors in the months of July and October of the year they shall refer to and in January of the year following that year; the fourth (4th) installment of dividends and/or payment of interest on company's own capital shall be stated in the Special Shareholders Meeting. **1st Paragraph** - In order to state the three(3) installments of the advanced payment of dividend and/or the payment of interest on company's own capital, the Board of Directors shall rely on the balance sheets of June 30, September 30 and December 31, respectively. The amount of the fourth (4th) installment of dividends and/or interest on company's own capital shall be calculated properly so that the sum of the four installments makes up the dividend that the General Shareholders Meeting may decide to

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

establish for the year, according to the motion of the Board of Directors, and considering the mandatory dividend provided for in the 1st paragraph of Section 28. **2nd Paragraph** - The dividend and/or the interests on own capital shall be paid within sixty (60) days at the most, as from the date of the Board of Directors meeting or the General Shareholders Meeting that may state it. **3rd Paragraph** - The General Shareholders Meeting may extend the time established in the 2nd paragraph of this Section, however the payment of dividend and/or interest on company's own capital shall always be made in the year it is stated. **4th Paragraph** - The intermediate dividend and the interests on own capital that may be paid to the shareholders shall be ascribed, upon income tax being withheld, at the amount of the annual mandatory dividend established in paragraph 1 of Section 28 of this Bylaws." In view of the changes approved by the Special Shareholders Meeting for the items (i) and (ii) of the Agenda, the Shareholders approved the restatement of the Company's Bylaws, and after such restatement, the new writing shall be filed with the Board of Trade of the State of São Paulo - JUCESP, separately from these minutes, and its publication shall not be required. **Item (iii) of the Agenda** - The Shareholders also approved unanimously, upon the total support expressed by the representative of Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre, Lumina Fundo de Investimentos em Ações, the representative of the shareholders, Silvio Tini de Araújo and Hyposwiss Banco Privado S.A., and the representatives of the controlling shareholders, Camargo Corrêa S.A., Bradesco Previdência e Seguros S.A., Bradesco Saúde S.A., Bradesco Seguros S.A. and Bradesco Capitalização S.A., the motion presented by the Board of Directors to continue the process of improving the practices that have been implemented by the company in providing information to the market and making a better distribution of shares, upon its

adherence to the 1st Level of Corporate Governance of the São Paulo Stock Exchange - BOVESPA. The Shareholders determined that the adaptation of structures, systems and practices implemented by the Company shall be completed within six (6) months, as from this date, and that its adherence to the 1st Level of Corporate Governance of the São Paulo Stock Exchange-BOVESPA shall be accomplished by June 30, 2003. The Shareholders also approved and delegated full powers to Company's management to perform all acts required to such adherence, including entering into the corresponding "Agreement for Adoption of Differentiated Corporate Governance Practices - Level 1" with the São Paulo Stock Exchange-BOVESPA. The Shareholders who are part of the Company's controlling shareholders committed themselves to sign the corresponding Consent Agreement of the Controlling Shareholders and all the remaining documents that might be required to formalize the adherence of the company to the 1st Level of Corporate Governance of the São Paulo Stock Exchange-BOVESPA. **Item (iv) of the Agenda** - The Shareholders reviewed the motion presented by the Board of Directors for the company to, under the terms and conditions of the judicial settlement related to lawsuit no. 000.02.063988-0 filed with the 9th Civil Court of the Central Venue of the Court District of São Paulo, pay interest on its own capital only with respect to the Company's outstanding shares, based on the "Surplus Reserve Account" at the total gross amount of R$ 15,821,000.00 (fifteen million, eight hundred and twenty-one thousand reais), and such payment was unanimously approved as transcribed further on. The Shareholders approved that the total gross amount of R$ 15,821,000.00 (fifteen million, eight hundred and twenty-one thousand reais) to be paid as interests on own capital, with income tax withheld for either individuals or corporate entities, as provided for in the prevailing law, shall be allocated only to those common and preferred shares issued by the Company considered as outstanding shares, as provided for the

definition of "outstanding shares" established in Section 3, Item III of the Instruction from the Brazilian Securities & Exchange Commission-CVM no. 361/02, thus comprising 1,255,066,658 (one billion, two hundred and fifty-five million, sixty-six thousand, six hundred and fifty-eight) registered shares without certificates representing the capital stock, being 357,395,342 (three hundred and fifty-seven million, three hundred and ninety-five thousand, three hundred and forty-two) common shares and 897,671,316 (eight hundred and ninety-seven million, six hundred and seventy-one thousand, three hundred and sixteen) preferred shares. As a result of the practices already performed by the Company to distribute dividends and the new writing of the Section 6 of the Company's Bylaws, approved in this Meeting, the Shareholders also approved that the distribution of interest on company's own capital to the outstanding shares be made in such a way that the preferred shares receive, each one, dividends ten per cent (10%) higher than the ones assigned to the common shares. The interests on own capital shall be paid by the Company as follows: (a) the amount of R$ 4,204,505.00 (four million, two hundred and four thousand, five hundred and five reais) shall be paid to the shareholders holding outstanding common shares in the market, R$11.7643 of which assigned to each lot of 1,000 common shares, and (b) the amount of R$ 11,616,495.00 (eleven million, six hundred and sixteen thousand, four hundred and ninety-five reais) shall be paid to the shareholders holding outstanding preferred shares, R$12.9407 of which assigned to each lot of 1,000 preferred shares. The value of the interests on own capital paid by the Company to its shareholders, in such a case and exceptionally, shall not be ascribed to the value of the dividends as provided for in Section 202 of Act no. 6.404/76, shall not be considered as an intermediate distribution or advanced payment of dividends, and shall not be a benefit to those shareholders included in the group of controlling shareholders: Camargo

Corrêa S.A., enrolled with the National Corporate Taxpayer Register/Ministry of Finance ("CNPJ") no. 01.098.905/0001-09, Bradesco Previdência e Seguros S.A., enrolled with National Corporate Taxpayer Register/Ministry of Finance ("CNPJ") no. 51.990.695/0001-37, Bradesco Saúde S.A., enrolled with National Corporate Taxpayer Register/Ministry of Finance ("CNPJ") no. 92.693.118/0001-60, Bradesco Seguros S.A., enrolled with National Corporate Taxpayer Register/Ministry of Finance ("CNPJ") no. 33.055.146/0001-93 and Bradesco Capitalização S.A., enrolled with National Corporate Taxpayer Register/Ministry of Finance ("CNPJ") no. 33.010.851/0001-74. The interests on own capital approved herein shall be paid by Banco Itaú S.A. on January 10, 2003, by means of credits in the Shareholders' relevant current accounts, to those Shareholders subscribed on December 13, 2002 and having updated records at that date. The common and preferred shares representing the Company's capital stock shall be traded as "*ex interest on own capital*" as from December 16, 2002. **VII - QUORUM FOR THE RESOLUTIONS:** All resolutions reflected herein were approved by the attending shareholders holding common and/or preferred shares, under the quorum of shareholders determined for each resolution. **VIII - CLOSING:** There being no further questions to be discussed, the floor was offered to anyone willing to speak. As no one came forward to use the floor, the meeting was adjourned for the drawing up of these minutes. After being approved, these minutes were executed by all the attending shareholders, it being certain that these minutes were approved for publication without the shareholders´ signatures. **Shareholders present at the meeting**: Fernando Tigre de Barros Rodrigues, Antonio Mendes, José Edison Barros Franco, Mauro Martin Costa, Denise Pauli Pavarina de Moura, Otto Werner Nolte, Luis Alberto Figueiredo de Sousa, Francisco Silvério Morales Cespede, Edy Luiz Kogut, Lenin Florentino de Faria, José Ferraz Ferreira Filho, Rinaldo Dettino, Sílvio

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tini de Araújo, Hyposwiss Banco Privado S.A., Bradesco Capitalização S.A., Bradesco Vida Previdência e Seguros S.A., Bradesco Seguros S.A., Bradesco Saúde S.A., Camargo Corrêa S.A., Dynamo Puma Fundo Mútuo de Investimentos em Ações - Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre, Lumina Fundo de Investimentos em Ações, Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Credit Suisse First Boston Equity Investments (Netherlands). This is to certify that this is a true copy of the minutes drawn up in the appropriate book. São Paulo, December 13, 2002. **FERNANDO TIGRE DE BARROS RODRIGUES - Chairman of the Board of Directors.**

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498064.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in eleven (11) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 6, 2003

Lucimar Lima de Menezes

Receipt no.: 26
Fees: R$626,50

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS
RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE:5579-0299 - FAX:5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: MINUTES OF MEETING [certified copy], which I will translate into English as follows:

[Logo] "BOVESPA - Bolsa de Valores de São Paulo - [São Paulo Stock Exchange] COMPANHIA LIMITADA" [A limited liability Company]

[Logo] ***abrasca associated company***

[Handwritten:] *GM and São Paulo State Daily Gazette 05.28.02*

03 NOV 17 AM 7:21

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate Taxpayer Register/Ministry of Finance ("CNPJ") under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

Minutes of the Special and General Meetings Successively Held on April 26, 2002

I - PLACE, DATE AND TIME: These meetings were successively held in the City of São Paulo, State of São Paulo, on April 26, 2002, at 9 a.m., at the Company´s head offices, at Rua Urussuí, 300. **II - PUBLICATIONS, AS REQUIRED BY THE PREVAILING LAW:** a) A notice of the Meeting was published in the State Daily Gazette and in the newspaper "Gazeta Mercantil-SP", in their issues of April 11, 12 and 15, 2002; b) the Company´s Annual Report, Balance Sheet, Financial Statements and Independent Auditors´ Opinion for the corporate year ended on December 31st, 2001 were published in the State Daily Gazette and the journal "Gazeta Mercantil", in their issues of March 8, 2002. **III - QUORUM FOR THE MEETING:** The quorum for this meeting consisted of a number of shareholders representing a number higher than the one legally required to settle a General Meeting on a First Notice. **IV - BOARD: Chairman:** Mr. Luiz Roberto Ortiz Nascimento; **Secretary:** Mr. Celso Cintra Mori. Mr. Fernando Tigre de Barros Rodrigues, CEO of the Company, and Mr. Wander Rodrigues Teles, accountant, enrolled with the Regional Board of Accountants ("CRC") under number 1DF005919/S-0 "S" SP 002511 were

also present at the Meeting. Mr. Teles represented the audit firm "PriceWaterhouseCoopers Auditores Independentes". **V - AGENDA: SPECIAL SHAREHOLDERS MEETING.** 1st. The 9th Section of the Company´s Bylaws is changed to provide for a minimum number of five(5) and a maximum number of six(6) incumbent members and the same number of alternate members in the Board of Directors. 2nd. Restatement of the Company´s Bylaws. **GENERAL SHAREHOLDERS MEETING:** 1st. The Company´s Annual Report, Financial Statements and Independent Auditors´ Opinion for the corporate year ended on December 31st, 2001 were appreciated, discussed and voted. 2nd. A resolution was passed about the intended application of the balance of the Company´s net income for the corporate year ended on December 31st, 2001 and the capital budget for 2002; dividend distribution was ratified, according to the Board of Directors´ resolution upon approval by the shareholders at the General Meeting. 3rd. The members of the Board of Directors for the period 2002-2005 were elected. 4th. Members of the Audit Committee were inaugurated and elected. 5th. The managers´ total annual fees were determined. 6th. Another newspaper was selected to publish the corporate documents. **SPECIAL SHAREHOLDERS MEETING:** Before the session was started, Mr. Luiz Leonardo Cantidiano Varnieri Ribeiro, representing Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre and Dynamo Equity Fund, requested that preferred shares be granted voting rights in view of insufficient dividends paid in previous years. The request was accepted by the attending shareholders and not granted due to the fact that the interpretation and application of Section 6 of the Company´s Bylaws as usually made and always practiced by the Company were deemed as correct, according to resolutions passed at prior Shareholders´ Meetings and Meetings of the Board of Directors; therefore, the dividends declared at previous General Shareholders Meetings and payable to holders of preferred shares to this date were deemed as totally paid. Furthermore, this matter is *sub judice* before the 9th Civil Court of the central Court House in the City of São Paulo, State of São Paulo, where the request for the exercise of voting rights made by "Dynamo Puma Fundo Mútuo de Investimento em Ações -

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

Carteira Livre", "Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre", and "Dynamo Equity Fund", in a motion for anticipated relief was not denied by the Trial Judge. The motion now entered by Mr. Luiz Leonardo Cantidiano Varnieri Ribeiro has been filed together with the relevant protest. After the motion was made and the issues in the Agenda and in the Board of Directors´ Motion on the General Meeting were discussed, the following resolutions were passed: **1st Item of the Agenda:** Changing of the main part of Section 9 of the Company´s Bylaws was unanimously approved to read as follows: "Section 9 - The Company shall be managed by a Board of Directors consisting of no less than five (5) and no more than six(6) incumbent members and the same number of alternate members, all of them being shareholders resident in the Country, and an Executive Committee consisting of no less than three(3) and no more than six(6) members, who may or may not be shareholders, also resident in the Country, as follows: one CEO, one Director of Management and Finance and Relations with Investors, one Human Relations Officer and the other ones being Business Officers." **2nd Item of the Agenda:** As a result of the changes in the Bylaws as made at the Special Shareholders Meetings held on April 28, 1998, April 27, 2000 and March 23, 2001, as well as the ones included in item 1 herein, the shareholders approved the restatement of the Company´s Bylaws, and upon such restatement, the new writing shall be filed with the Board of Trade of the State of São Paulo ("JUCESP"), separately from these minutes, and its publication shall not be required. **GENERAL SHAREHOLDERS MEETING.** At first, the shareholders confirmed that they were familiar with the documents legally required for this meeting, to wit: the Agenda, the Annual Report, the Balance Sheet and other Financial Statements, the Independent Auditors´ Report and the Board of Directors´ Motion included in the Minutes of the Board of Directors´ Meeting held on April 4, 2002. After the motions were presented and the issues in the Agenda and the Board of Directors´ Motion related to the General Meeting were discussed, the following resolutions were adopted: **1st Item of the Agenda:** The Company´s Annual Report, Balance Sheet and Financial Statements for the year ended on December 31st, 2001 were approved by the attending shareholders, excluding the legally

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS
RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE:5579-0299 - FAX:5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

incapable ones and "Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre", and therefore the actions carried out by the managers were ratified. **2nd Item of the Agenda.** Excluding the legally incapable shareholders and "Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre", and after clear expressions of support from the representatives of the holding group, "Camargo Corrêa S.A.", "Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI", "Bradesco Capitalização S.A.", "Prudential Bradesco Seguros S.A.", "Bradesco Previdência e Seguros S.A.", "Bradesco Seguros S.A.", a certain application for the remaining balance of the net income for the period ended on December 31st, 2001 was approved by the majority of the share-holders, as entered on the Financial Statements by a motion presented by the Board of Directors. Further-more, dividend distribution was ratified, as approved by the Board of Directors upon acceptance by the General Shareholders Meeting held on August 3, 2001 and March 1, 2002. Therefore, the following applica-tion for the Company´s net income in 2001 was expressly approved: (i) one million, six hundred and thirty-three thousand, five hundred and fifty-one reais and fifty-six centavos (R$ 1,633,551.56) were allocated as legal reserve, and (ii) eleven million, nine hundred and ninety-eight thousand, seven hundred and forty-eight reais and twenty-five centavos (R$ 11,998,748.25) were distributed as dividends, and allocated among common and preferred shares in the following way: (a) the first installment of four million, two hundred and sixty-nine thousand, nine hundred and eighty-two reais and twenty-five centavos (R$ 4,269,982.25) were paid on September 5, 2001 to the shareholders who subscribed on August 17, 2001, two reais and eighteen centavos (R$ 2.18) of which were paid to each lot of one thousand common shares; two reais and forty centavos (R$ 2.40) to each lot of one thousand preferred shares, and (b) the second installment of seven million, seven hundred and twenty-eight thousand, seven hundred and sixty-six reais (R$ 7,728,766.00) was paid on April 15, 2002 to the shareholders who subscribed on March 29, 2002, three reais and ninety-five centavos (R$ 3.95) of which were paid to each lot of one thousand common shares, and four reais and thirty-four centavos (R$ 4.34) to each lot of 1,000 preferred shares. These

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE:5579-0299 - FAX:5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

dividends originate from the Surplus account for the Year 2001, without any withholding tax for either individuals or corporate entities, as provided for in the prevailing law, comprising the total amount of one billion, nine hundred and fifty million, two hundred and fifty-one thousand and two hundred and thirty-six (1,950,251,236) registered shares without certificates representing the capital stock, except for the eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven (86,668,847) preferred shares which were held as treasury shares, amounting, therefore, to eleven million, nine hundred and ninety-eight thousand, seven hundred and forty-eight reais and twenty-five centavos (R$ 11,998,748.25); and (iii) the balance of nineteen million, thirty-eight thousand, seven hundred and thirty-one reais and thirty-nine centavos (R$ 19,038,731.39) was set aside to support new investments of the Company, based on the Capital Budget, and also as an addition to the Company´s working capital, to be appropriated to the "surplus reserve" account. The Capital Budget for year 2002 was also discussed and approved by the shareholders, excluding "Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre". The representative of "Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre", "Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre" and "Dynamo Equity Fund" made a request to the board for payment of additional dividends. The request was heard by the board and not granted by the members. The request made by "Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre", "Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre" and "Dynamo Equity Fund" obtained an affirmative vote from the representative of "Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre", and the vote declaration corresponding to ten thousand common shares was accepted by the board. **3rd Item of the Agenda:** The following incumbent members and their alternates were elected by the shareholders to make up the Board of Directors for the three-year period 2002-2005, and, therefore, to be in office until the General Meeting to be held in the year of 2005. Upon the Chairman´s request the Secretary to the Meeting advised to the shareholders that, upon a request made by the shareholder Silvio Tini de Araújo and

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

Hyposwiss Swiss Mortgage and Commercial Bank, the members of the Board of Directors would be elected by the multiple voting procedure. Before starting the multiple voting procedure, Mr. Luiz Arthur Caselli Guimarães, representing the shareholder Silvio Tini de Araújo and Hyposwiss Swiss Mortgage and Commercial Bank, withdrew the request for application of the multiple voting procedure. The motion was approved by the remaining shareholders present. As a matter of order, the Shareholders resolved that the Board of Directors would consist of five(5) incumbent members and the same number of alternates. Then, also as a matter of order, the holders of preferred shares corresponding to ten per cent (10%) or more of the Company´s capital stock were allowed by the board to elect one member of the Board of Directors and his respective alternate, according to Act 6404/76, Section 141, 4th Paragraph, item II, as amended by Act 10.303/01, based on the three-part list submitted by the shareholders who are members of the holding group. The attending holders of preferred shares did not exercise the voting right to elect that member based on the three-part list. Then the minority shareholders holding fifteen per cent (15%) or more of the voting stock were allowed by the board to elect one member of the Board of Directors and his respective alternate, as provided for in Act 6404/76, Section 141, 4th Paragraph, item I, as amended by Act 10.303/01. In view of the absence of a number of minority shareholders making up the required quorum, the voting procedure could not be completed. Then, the board proceeded to elect the members of the Board of Directors by the regular procedure. The holding group introduced their candidates, who were elected by the attending shareholders, excluding "Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre". As a result of the voting process, the following incumbent members and their respective alternates were elected: Mr. **Fernando Tigre de Barros Rodrigues**, Brazilian, married, engineer, holder of Individual Taxpayer Identity Card ("CPF/MF") no. 020.770.517-87, and Identity Card "RG" no. 1.619.402 IFP/RJ, resident in the City of São Paulo, State of São Paulo, at Rua Urussuí, 300, 11th floor, as an incumbent member, and Mr. **Francisco Silvério Morales Cespede**, Brazilian, married, business administrator, holder of Identity Card "RG" no. 3.895.216 SSP-SP,

and Individual Taxpayer Identity Card ("CPF/MF") no. 049.049.078-68, resident in the City of São Paulo, State of São Paulo, at Rua Urussuí, 300, 11th floor, as his respective alternate; Mr. **José Edison Barros Franco**, Brazilian, married, production engineer, holder of Identity Card "RG" no. 4.468.852 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 599.085.488-91, resident in the City of São Paulo, State of São Paulo, at Rua São Mateus, 187, Bairro Granja Julieta, as an incumbent member, and Mr. **Cassiano Ricardo Scarpelli**, Brazilian, married, bank employee, holder of Identity Card "RG" no. 16.290.774 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 082.633.238-27, resident in the City of São Paulo, State of São Paulo, at Avenida Ipiranga, 282, 15th floor, as his respective alternate; Mrs. **Denise Pauli Pavarina de Moura**, Brazilian, divorced, economist, holder of Identity Card "RG" no. 11.974.549-5 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 076.818.858-03, resident in the City of São Paulo, State of São Paulo, at Avenida Ipiranga, 282, 15th floor, as an incumbent member, and Mr. **Luís Alberto Figueiredo de Sousa**, Brazilian, married, mechanical engineer, holder of Identity Card "RG" no. 9.914.989 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 074.788.598-28, resident in the City of São Paulo, State of São Paulo, at Rua Funchal, 160, as her respective alternate; Mr. **Otto Werner Nolte**, Brazilian, married, bank employee, holder of Identity Card "RG" no. 332.184 IFP-RJ and Individual Taxpayer Identity Card ("CPF/MF") no. 011.347.877-15, resident in the City of Niterói, State of Rio de Janeiro, at Travessa Bolívia, 190, as an incumbent member, and Mr. **Lenin Florentino de Faria**, Brazilian, separated, mechanical engineer, bearer of Id. Card "RG" no. 462.488 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 203.561.374-49, resident in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Atlântica, 1186/403, as his respective alternate; Mr. **Mauro Martin Costa**, Brazilian, married, engineer, holder of Identity Card "RG" no. 11.725.734 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 101.850.598-99, resident in the City of São Paulo, State of São Paulo, at Rua Funchal, 160, as an incumbent member, and Mr. **Edy Luiz Kogut**, Brazilian, married, engineer, holder of

Identity Card "RG" no. 1.660.900 IFP-RJ, and Individual Taxpayer Identity Card ("CPF/MF") no. 026.150.107-00, resident in the City of São Paulo, State of São Paulo, at Rua Funchal, 160, as his respective alternate. The Board of Directors consisted of the following **Incumbent Members:** Fernando Tigre de Barros Rodrigues; José Edison Barros Franco; Denise Pauli Pavarina de Moura; Otto Werner Nolte; Mauro Martin Costa. **Respective Alternate Members:** Francisco Silvério Morales Cespede; Cassiano Rocardo Scarpelli; Luís Alberto Figueiredo de Sousa; Lenin Florentino de Faria; Edy Luiz Kogut. **4th Item of the Agenda** - Taking the floor, the Secretary proposed that the Shareholders elect the members of the Audit Committee, which shall once more consist of five members and the same numbers of alternates. The issue was discussed and approved by the attending shareholders, who then proceeded to the voting, as provided for in the law. The representatives of the holders of preferred shares elected the following members: Mr. **Eduardo Grande Bittencourt**, Brazilian, accountant, enrolled with the Regional Board of Accountants, Rio Grande do Sul Chapter ("CRC-RS"), under number 14.792, holder of Individual Taxpayer Card ("CPF/MF") no. 033.702.400-06, resident in the City of Porto Alegre, State of Rio Grande do Sul, as an incumbent member of the Audit Committee, and Mr. **Egon Handel**, Brazilian, teacher and accountant, enrolled with the Regional Board of Accountants, Rio Grande do Sul Chapter ("CRC-RS"), under number 13.745, holder of Individual Taxpayer Card ("CPF/MF") no. 029.279.850-49, resident in the City of Porto Alegre, State of Rio Grande do Sul, as his alternate, both of them with offices in Porto Alegre, Rio Grande do Sul, at Rua dos Andradas, 153, conjunto 81. The following member was elected as an incumbent member of the Audit Committee by the minority shareholders holding common shares: Mr. **José Ferraz Ferreira Filho**, Brazilian, married, mechanical engineer, holder of Id. Card "RG" no. 3.496.394-7SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 250.616.158-1, resident in the City of São Paulo, State of São Paulo, at Rua Comendador Garcia D´Ávila, 345; and Mr. **Luiz Fonseca de Souza Meirelles Filho**, Brazilian, married, economist, holder of Id. Card "RG" no. 4.439.266 SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF")

no.500.165.638-91, resident in the City of São Paulo, State of São Paulo, at Rua Padre João Manoel, 1178, apto. 1-A, São Paulo-SP, as his alternate. The majority shareholders elected, as incumbent members of the Audit Committee and their respective alternates, Mr. **René Topfstedt**, Brazilian, married, economist, holder of Identity Card ("RG") no. 4.451.552 - SSP/SP, and of Individual Taxpayer Card ("CPF/MF") no. 039.339.208-25, resident in the City of São Paulo, State of São Paulo, and with office at Rua Funchal, no. 160, also in the City of São Paulo, State of São Paulo, and, as his alternate, Mr. **Oswaldo Tadeu Fernandes**, Brazilian, single, bank employee, holder of Identity Card ("RG") no. 18.327.286-SSP-SP, and of Individual Taxpayer Card ("CPF/MF") no. 088.897.286, resident in the City of São Paulo, State of São Paulo, at Avenida Ipiranga, 282, 15th floor; Mr. **Fernando Dias Gomes**, Portuguese, married, administrator, holder of Identity Card RNE-W 573.631-0, and Individual Taxpayer Card ("CPF/MF") no. 253.646.188-20, resident in the City of São Paulo, State of São Paulo, at Rua Funchal, 160, as an incumbent member, and Mr. **Gueber Lopes**, Brazilian, married, engineer, holder of Identity Card ("RG") no. M-5.231.812 SSP-MG, and of Individual Taxpayer Card ("CPF/MF") no. 805.848.298-68, resident in the City of São Paulo, State of São Paulo, at Rua Funchal, 160, as his alternate; and Mr. **Fernando Decnop Mezentier**, Brazilian, married, business administrator, enrolled with the Regional Board of Administrators, Rio de Janeiro Chapter ("CRA-RJ"), under number 16.108-5, holder of Individual Taxpayer Card ("CPF/MF") no. 030.696.647-68, resident in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Antônio Brasílio, no. 555, apto. 603, and Mrs. **Berenice Souza**, Brazilian, single, sociologist, holder of Identity Card ("RG") no. 4.553.034-8 SSP-SP, and of Individual Taxpayer Card ("CPF/MF") no. 521.083.418-20, resident in the City of São Paulo, State of São Paulo, at Rua Ministro Álvaro de Souza Lima, 250, bloco 06, apto. 102, Jardim Marajoara, as his alternate. The fees for the Audit Committee´s members were determined as the minimum fees as provided for in Act 6404/76, Section 162, Paragraph 3. **5th Item of the Agenda:** The amount of five million, six hundred thousand reais (R$ 5,600,000.00) has been fixed by all the attending members, excluding Dynamo

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE:5579-0299 - FAX:5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

Puma Fundo Mútuo de Investimento em Ações - Carteira Livre, as the total annual fee for the Directors, including the directors´ benefits and agent fees, as set forth in Section 152 of Act 6404/76, as amended by Act 9457/97. **6th Item of the Agenda** - Substitution of the newspaper "Valor Econômico" for "Gazeta Mercantil" as the newspaper to publish the corporate documents was unanimously approved by the share-holders. Corporate documents shall also be published in the Daily Gazette of the State of São Paulo, as usual. **VII - QUORUM FOR THE RESOLUTIONS:** All resolutions reflected herein were approved by the attending shareholders holding common shares, under the quorum of shareholders determined for each resolution. **VIII - CLOSING:** There being no further questions to be discussed, the floor was offered to anyone willing to speak. As no one came forward to use the floor, the meeting was adjourned for the drawing up of these minutes. After being approved, these minutes were executed by all the attending shareholders, it being certain that these minutes were approved for publication without the share-holders´ signatures. Shareholders present at the meeting: Luiz Roberto Ortiz Nascimento, Celso Cintra Mori, Fernando Tigre de Barros Rodrigues, Paulo Roberto Sinoti, Francisco S. M. Cespede, Denise Pauli Pavarina de Moura, Otto Werner Nolte, José Edison Barros Franco, José Ferraz Ferreira Filho, Sílvio Tini de Araújo, Bradesco Capitalização S.A., Bradesco Previdência e Seguros S.A., Bradesco Seguros S.A., Prudential Bradesco Seguros S.A., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Camargo Corrêa S.A., Dynamo Puma Fundo Mútuo de Investimentos em Ações - Carteira Livre, Dynamo Equity Fund, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre, Hyposwiss Swiss Mortgage and Commercial Bank. This is to certify that this is a true copy of the minutes drawn up in the appropriate book. São Paulo, April 26, 2002. **CELSO CINTRA MORI - Secretary.** Department of Justice and Protection of Citizenship. Board of Trade of the State of São Paulo. I hereby certify that this meeting has been filed under number 96.662/02-5. José Darkiman Trigo - Registrar General.

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

I - PLACE, DATE AND TIME: This Special Meeting was held in the City of São Paulo, State of São Paulo, on April 26, 2002, at 4 p.m., at the Company´s head offices, at Rua Urussuí, 300. **II - NOTICE:** a) A notice of the Meeting was published in the State Daily Gazette and in the newspaper "Gazeta Mercantil-SP", in their issues of April 11, 12 and 15, 2002. **III - QUORUM FOR THE MEETING:** The quorum for this meeting consisted of a higher number of shareholders than the one legally required for a Special Meeting on a first call. **IV - BOARD - Chairman:** Mr. Fernando Tigre de Barros Rodrigues; **Secretary:** Mr. Celso Cintra Mori. **V - AGENDA:** 1 - Sections 5 and 32 of the Bylaws were made compatible to restate in Section 5 the provisions about authorized capital previously included in the Company Bylaws, in view of item 2 of the Agenda of this Special Shareholders Meeting. 2 - A resolution was made on the Long Term Incentive Plan (Stock Option Plan for Directors and Officers), as well as the resulting insertion of a paragraph in Section 5 of the Bylaws to authorize the Company to grant stock options to the legally authorized officers and company employees and to employees of companies controlled by the Company, within the limits of the authorized capital. 3 - The following sections of the Bylaws were modified and adapted to the provisions in Act 10.303/2001, as determined by Section 6 of that Act: (a) Section 6 of the Bylaws was modified and adapted to provide for dividend rights for preferred shares, as follows: each preferred share shall have the right to receive ten per cent (10%) more than the dividends assigned to each common share representing the capital stock, and will have priority right in the repayment of capital, without premium, in case of winding up; and (b) Section 28 of the Bylaws was modified and adapted to exclude the possibility of having the unrealized income reserve reduced from the net income for the year. 4 - The Company´s Bylaws were restated. **VI - RESOLUTIONS:** After the Special Meeting was opened, upon the Chairman´s request, the Secretary explained that the attending shareholders should only pass resolutions on items 1 and 2 of the Agenda, in view of an Official Letter of the Brazilian Securities and Exchange Commission, determining that the call time be suspended with respect to items 3 and 4 of the Agenda. **Item 1 of the Agenda.** Answering the motion

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE:5579-0299 - FAX:5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

presented by the Board of Directors, the attending shareholders accepted that the contents of Section 32 of the Bylaws on the authorized capital, providing for increase of the Company's capital stock by a resolution of the Board of Directors, be consolidated in Section 5 of the Company's Bylaws, which refers to the capital stock. Therefore, the shareholders approved that Section 32 be deleted and its contents be included in the new writing of Section 5, which was approved as the resolution in the following item 2 of the Agenda. **Item 2 of the Agenda.** The "Board of Directors' Motion for Approval of the Option Plan and Change of Section 5 of the Bylaws", as approved at the Board of Directors' meetings, was submitted to the shareholders for appreciation. After completion of the explanations requested by the shareholders, the Board of Directors' motion was unanimously approved by the Shareholders as follows: (a) Development of the Long Term Incentive Plan (Stock Option Plan for Directors and Officers) was approved, its regulations were submitted to the General Meeting and approved by the shareholders, and it is now filed at the Company's head offices. In accordance with Act 6404/76, 3rd paragraph, Section 171, the Shareholders shall have no preference in the granting and exercise of purchase rights with respect to the shares resulting from the Long Term Incentive Plan; (b) A motion for the development of a Managing Committee for the Long Term Incentive Plan was approved. The committee shall consist of 5 members selected by the Board of Directors among its members and the members of the Executive Committee. The mission of the Managing Committee is to assure adequate promptness in the decisions resulting from the process of implementation and operation of the Long Term Incentive Plan; it should be emphasized that the decisions made by the Managing Committee should be forwarded to the Board of Directors for approval. The Managing Committee shall have the responsibilities provided for in the regulations of the Long Term Incentive Plan; and (c) in view of the resolutions of this Item 2 and Item 1 of the Agenda, a change in Section 5 of the Company's Bylaws was approved, to read as follows: "Section 5 - The paid up capital is two hundred and seventy-three million, five hundred and nine thousand, five hundred and thirty-three reais (R$ 273,509,533.00) represented by

1,950,251,236 shares without certificates and no par value, of which 920,979,463 are common shares, and 1,029,271,773 are preferred shares. § 1 - The Board of Directors shall be liable to fix the issue price of the shares resulting from capital increase, and a part of this price may be assigned to a new capital reserve, as provided for in the law. § 2 - Any subscribing members who do not pay in the amount of the subscribed securities within the determined time shall be legally subject to penalty for delayed payment, and shall pay to the Company the legally required interest and indexation, plus a five per cent (5%) penalty on the installment due. § 3 - Preferred shares of the existing class may be issued, regardless of the number of the issued common shares, provided that the number of preferred shares shall not exceed ⅔ (two-thirds) of the total issued shares. § 4 - The capital stock may be increased, upon a resolution of the Board of Directors, not to exceed 1,841.801,558 preferred shares, in one or more installments, regardless of any regulatory change. § 5 - In accordance with Act 6404/76, Section 172, the Board of Directors is allowed to issue non-voting preferred shares, excluding subscription preference rights to former shareholders, provided that placement be made upon sale at a Stock Exchange, or by public subscription. § 6 - Within the amounts of the authorized capital, and in accordance with the Long Term Incentive Plan approved at the General Meeting, the Company may grant stock purchase options to officers and employees of the Company and other companies held by the Company." **VII - QUORUM FOR THE RESOLUTIONS:** All the resolutions reflected in these minutes were approved by the quorum determined on each resolution by the attending holders of common shares. **VIII - CLOSING:** The Secretary stated that this Special Meeting shall be adjourned or called again in due time to discuss and vote items 3 and 4 of the Agenda after a communication from the Brazilian Securities and Exchange Commission. Finally, the floor was offered to anyone willing to speak. As no one came forward to use the floor, the meeting was adjourned for the time required for the drawing up of these minutes. After the session was reopened, these minutes were found correct, approved, and executed by all the attending shareholders. Shareholders present

at the meeting: Fernando Tigre de Barros Rodrigues, Celso Cintra Mori, Luiz Roberto Ortiz Nascimento, Paulo Roberto Sinoti, Francisco S. M. Cespede, Denise Pauli Pavarina de Moura, Otto Werner Nolte, José Edison Barros Franco, José Ferraz Ferreira Filho, Bradesco Capitalização S.A., Bradesco Previdência e Seguros S.A., Bradesco Seguros S.A., Prudential Bradesco Seguros S.A., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Camargo Corrêa S.A., Dynamo Puma Fundo Mútuo de Investimentos em Ações - Carteira Livre, Dynamo Equity Fund, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre. This is to certify that this is a true transcript of the minutes drawn up in the appropriate book. São Paulo, April 26, 2002. **CELSO CINTRA MORI - Secretary.** Department of Justice and Protection of Citizenship. Board of Trade of the State of São Paulo. I hereby certify that this meeting has been filed under number 96.660/02-8. José Darkiman Trigo - Registrar General.

Summary of the Minutes of the Meeting of the Board of Directors held on April 26, 2002, at 11:30 a.m.

The following was included in the Minutes of the Meeting of the Board of Directors above, held in the Company´s head offices, in the City of São Paulo, State of São Paulo, at Rua Urussuí, 300, attended by the following members: Fernando Tigre de Barros Rodrigues, José Edison Barros Franco, Denise Pauli Pavarina de Moura, Otto Werner Nolte, and Mauro Martin Costa, and the alternate members: Francisco Silvério Morales Cespede, Cassiano Ricardo Scarpelli, Luiz Alberto Figueiredo de Sousa and Edy Luiz Kogut, at which the following matters were discussed: **ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS:** By a motion presented by the Chairman of the Board of Directors, the following members were unanimously elected as Directors of São Paulo Alpargatas S.A., to serve as from this date, on which they shall be vested into their respective offices, upon execution of the corresponding inauguration instruments, until the new members are duly inaugurated, after being elected by this Board of Directors at the General meeting of 2003. The members of the Board appointed as provided for in Section 9 of the Company´s Bylaws

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

are: ***Chairman:*** **Fernando Tigre de Barros Rodrigues**, Brazilian, married, engineer, resident in the City of São Paulo, State of São Paulo, holder of Identity Card "RG" no. 1.619.402 IFP/RJ, and Individual Taxpayer Identity Card ("CPF/MF") no. 020.770.517-87; ***Director of Management and Finance, and Director of Relations with Investors:*** **Francisco Silvério Morales Cespede**, Brazilian, married, business administrator, resident in the City of São Paulo, State of São Paulo, holder of Identity Card "RG" no. 3.895.216 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 049.049.078-68; ***Director, Human Resources***: **Arnaldo Inocêncio de Mello Franco**, Brazilian, divorced, lawyer, holder of Identity Card "RG" no. 3.755.611-3, and Individual Taxpayer Identity Card ("CPF/MF") no. 129.228.628-87; ***Business Director***: **Paulo Pereira Lalli**, Brazilian, married, engineer, resident in the City of São José dos Campos, State of São Paulo, holder of Identity Card "RG" no. 1.192.753 SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 005.311.718-25; ***Business Director***: **Walter Jesus da Silva Filho**, Brazilian, married, business administrator, holder of Identity Card "RG" no. 10.832.750 SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 902.728.208-06, all of them with offices also in the City of São Paulo, State of São Paulo, at Rua Urussuí, 300. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book. Fernando Tigre de Barros Rodrigues, Chairman of the Board of Directors. Department of Justice and Protection of Citizenship. Board of Trade of the State of São Paulo. I hereby certify that this meeting has been filed under number 96.661/02-1. José Darkiman Trigo - Registrar General.

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498088.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in fifteen (15) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no. 3330 Fees: R$ 1.029,07

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **MINUTES OF MEETING** [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

03 NOV 17 AM 7:21

Minutes of the Special and General Meetings Successively Held on March 23, 2001

I - PLACE, DATE AND TIME: These meetings were successively held in the City of São Paulo, State of São Paulo, at 9:00a.m., at the Company´s head offices, at Rua Urussuí, 300. **II - PUBLICATIONS, AS REQUIRED BY THE PREVAILING LAW:** a) A notice of the Meeting was published in the State Daily Gazette and in the newspaper "Gazeta Mercantil-SP", in their issues of March 7, 8, and 9, 2001; b) the Company´s Annual Management Report, Balance Sheet, Financial Statements and Independent Auditors´ Opinion for the corporate year ended on December 31st, 2000, were published in the State Daily Gazette and the newspaper "Gazeta Mercantil", in their issues of February 21, 2001. **III - QUORUM:** The quorum for this meeting was made up of shareholders representing a quorum higher than the quorum legally required to settle a General Meeting on a First Notice. **IV - BOARD: Chairman:** Mr. Luiz Roberto Ortiz Nascimento; **Secretary:** Mr. Celso Cintra Mori. Mr. Fernando Tigre de Barros Rodrigues, CEO of the Company, and Mr. Wander Rodrigues Teles, Accountant, enrolled with the Regional Board of Accountants ("CRC") under number 1DF005919/S-0 "S" SP 002511 were also present at the Meeting. Mr. Teles represented the audit firm "PriceWaterhouseCoopers Auditores Independentes". **V -**

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

AGENDA: **GENERAL SHAREHOLDERS MEETING**: 1st.The Company´s Annual Management Report, Financial Statements and Independent Auditors´ Opinion for the corporate year ended on December 31st, 2000 were appreciated, discussed and voted. 2nd. An application for the remaining balance of the net income for the period ended on December 31st, 2000 was approved, as entered on the Financial Statements by a motion presented by the Board of Directors. Furthermore, dividend distribution was ratified, as approved by the Board of Directors upon acceptance by the General Meeting held respectively on August 4, 2000 and February 16, 2001. 3rd. The managers´ total annual remuneration was determined. **SPECIAL SHAREHOLDERS MEETING**: 1st. The writing of the Section 9 of the Company's Bylaws was changed to include the position of Human Resources Director. 2nd. The writing of the Section 15 of the Company's Bylaws was changed to reduce the minimum number of Board of Directors' General Meetings. 3rd. The Writing of Section 18 of Company's Bylaws was changed to reduce the minimum number of the Executive Committee meetings. VI - **RESOLUTIONS**: At first, the shareholders confirmed that they were familiar with the legally required documents referred to this meeting, to wit: the Agenda, the Management Report, the Balance Sheet and other Financial Statements, the Independent Auditors' Opinion and the Motion of the Board of Directors included in the Minutes of the Meeting held on February 16, 2001. After the motions were presented and the issues included in the Agenda and the motion of the Board of Directors in regard to the General and the Special Shareholders' Meetings were discussed, the following resolutions were adopted: **GENERAL SHAREHOLDERS MEETING**: Before the session was started, Mr. Luiz Leonardo Cantidiano Varnieri Ribeiro, representing Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre, Dynamo Equity Fund and Dynamo Administração de Recursos Ltda., requested that preferred shares be granted voting rights in view of insufficient

dividends paid in previous years. The request hereby made was dismissed with the respective protest. **1st Item in the Agenda:** The Company´s Annual Report, Balance Sheet and Financial Statements for the year ended on December 31st, 2000 were approved by the attending shareholders, excluding the legally incapable ones, and therefore the actions carried out by the managers were ratified. Mr. Luiz Leonardo Cantidiano Varnieri Ribeiro, a representative of Dynamo Puma Fundo Mútuo de Investimentos em Ações – Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimentos em Ações – Carteira Livre, Dynamo Equity Fund e Dynamo Administração de Recursos Ltda. expressly approved the Management Report, the Balance Sheet, the Financial Statements and the Independent Auditors' Opinion and disagreed to management's motion in regard to the dividends allocated to the preferred shares. **2nd Item in the Agenda:** Excluding the legally incapable shareholders and after clear expressions of support from the representatives of "Camargo Corrêa S.A.", "Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI", "Bradesco Capitalização S.A.", "Allianz Bradesco Seguros S.A.", "Bradesco Fundo Mútuo de Investimentos em Ações", "Prudential Bradesco Seguros S.A.", "Bradesco Previdência e Seguros S.A.", "Bradesco Seguros S.A.", an application for the remaining balance of the net income for the period ended on December 31st, 2000 was approved by the majority of the members, as entered on the Financial Statements by a motion presented by the Board of Directors. Furthermore, the dividend distribution was ratified, as approved by the Board of Directors upon acceptance by the General Meeting held on August 4, 2000 and February 16, 2001. Therefore, the following application for the Company´s net income in 2000 was expressly approved: (i) three million, three hundred and eighty-three thousand, six hundred and six reais and twenty-two centavos (R$ 3,383,606.22) were allocated as legal reserve, and (ii) sixteen million, eighty-two thousand, three hundred and seventy-one reais and eighty-three centavos (R$ 16,082,371.83) were

distributed as dividends and allocated among common and preferred shares in the following way: (a) the first installment of three million, two thousand, ninety-seven reais and fifty-one centavos (R$ 3,002,097.51) were paid on September 5, 2000 to the shareholders subscribed on August 25, 2000, one real and fifty-three centavos (R$ 1.53) of which were paid to each lot of one thousand common shares, one real and sixty-nine centavos (R$ 1.69) to each lot of one thousand preferred shares, and (b) the second installment of thirteen million, eighty thousand, two hundred and seventy-four reais and thirty-two centavos (R$ 13,080,274.32)) was paid on April 4, 2001 to the shareholders subscribed on March 23, 2001, six reais and sixty-eight (R$ 6.68) of which were paid to each lot of one thousand common shares, and seven reais and thirty-five centavos (R$ 7.35) to each lot of 1,000 preferred shares. These dividends are originated from the income account for the period in year 2000, without any withholding tax for either individuals or corporate entities, as provided for in the prevailing law, comprising the total amount of one billion, nine hundred and fifty million, two hundred and fifty-one thousand and two hundred and thirty-six (1,950,251,236) registered shares without certifi-cates representing the capital stock, except for the eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven (86,668,847) preferred shares which were held as treasury shares, amounting, therefore, to sixteen million, eighty-two thousand, three hundred and seventy-one reais and eighty-three centavos (R$ 16,082,371.83); and (iii) the balance of forty-eight million, two hundred and six thousand, one hundred and forty-six reais and twenty-six centavos (R$ 48,206,146.26) was allocated to new investments of the Company, in view of the Capital Budget, and also as a reinforcement of the Company´s working capital, to be appropriated to the "surplus reserve" account. The shareholders of "Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre", Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira

Livre". Dynamo Cougar Fundo Mútuo de Investimentos em Ações - Carteira Livre, Dynamo Equity Fund and Dynamo Administração de Recursos Ltda., represented by Mr. Luiz Leonardo Cantidiano Varnieri Ribeiro, made a request to the board for an alternative proposal for payment of dividends. The request was received and recorded by the board. **3rd Item of the Agenda:** After an unanimous approval, the amount of five million and six hundred thousand reais (R$ 5,600,000.00) was determined to correspond to the annual and global remuneration for the company's managers, including the amounts relating to the benefits and agent fees for the Company's Executive Committee as provided for by Act 6404/76, Section 152, as amended by Act 9.457/97. **4th Item of the Agenda:** The Chairman proposed the election of the Audit Committee members to the shareholders, with five incumbent members and their corresponding alternates. The subject was discussed and approved by the attending shareholders that elected the members of the Audit Committee as provided for by the prevailing law. The representatives of the shareholders holding preferred shares elected Mr. **Egon Handel**, Brazilian, Teacher and Accountant, enrolled with the Regional Board of Accountants, Rio Grande do Sul Chapter, under number 13.745 ("CRC-RS") no. 13.745 and Individual Taxpayer Identity Card ("CPF/MF") no. 029.279.850-49, resident in the city of Porto Alegre, State of Rio Grande do Sul, as an incumbent member, and Mr. **Eduardo Grande Bittencourt**, Brazilian, Accountant, enrolled with the Regional Board of Accountants, Rio Grande do Sul Chapter, under number 14.792 ("CRC-RS") and Individual Taxpayer Identity Card ("CPF/MF") no. 033.702.400-06, resident in the city of Porto Alegre, State of Rio Grande do Sul, as his respective alternate, both of them headquartered at Rua dos Andradas, no. 153, block 81, in the city of Porto Alegre, State of Rio Grande do Sul. The minority shareholders holding common shares elected Mr. **José Ferraz Ferreira Filho**, Brazilian, married, Mechanical Engineer, holder of Identity Card no. 3.496.394-7 SSP-SP, and Individual Taxpayer Identity Card

("CPF/MF")250.616.158-1, resident and domiciled at Rua Comendador Garcia D'Ávila no. 345, in the city of São Paulo, State of São Paulo, as an incumbent member, and Mr. **Luiz Fonseca de Souza Meirelles Filho**, Brazilian, married, Economist, holder of Identity Card no. 4.439.266 SSP-SP and Individual Taxpayer Identity Card ("CPF/MF") no. 500.165.638-91("CPF/MF"), resident and domiciled at Rua Padre João Manuel no. 1178, apt. 1-A, in the city of São Paulo, State of São Paulo, as his respective alternate. The remaining shareholders holding common shares elected the following incumbent and alternate members for the Audit Committee: Mr. **René Topfstedt**, Brazilian, married, Economist, holder of Identity Card no. 4.451.552 SSP-SP and Individual Taxpayer Identity Card ("CPF/MF") no. 039.339.208-25, resident and domiciled in the city of São Paulo, State of São Paulo, headquartered at Rua Funchal no. 160, also in the city of São Paulo, State of São Paulo, as an incumbent member, and Mr. **Luiz Carlos de Freitas**, Brazilian, married, Bank Clerk, holder of Identity Card no. 7.580.603 SSP-SP and Individual Taxpayer Identity Card no. 659.575.638-20, resident in Cidade de Deus, in the county of Osasco, State of São Paulo, as his respective alternate; Mr. **Luiz Alberto Figueiredo de Souza**, Brazilian married, Mechanical Engineer, holder of Identity Card no. 9.914.989 SSP-SP and Individual Taxpayer Identity Card no. 074.788.598-28, resident and domiciled in the city of São Paulo, State of São Paulo, as an incumbent member, and Mr. **Manoel Bernardes Magalhães Paes de Barros**, Brazilian, married, Lawyer, holder of Identity Card no. 4.647.351 SSP-SP and Individual Taxpayer Identity Card no. 591.314.548-87, resident and domiciled in the city of São Paulo, State of São Paulo, as his respective alternate, both of them being headquartered at Rua Funchal no. 160, also in the city of São Paulo, State of São Paulo; and Mr. **Fernando Decnop Mezentier**, Brazilian, married, Business Administrator, holder of Regional Administration Council register ("CRA-RJ") no. 16.108-5 and Individual Taxpayer Identity Card no.

030.696.647-68, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Antônio Basilio no 555, apt. 603, as an incumbent member, and **Mrs. Berenice Souza**, Brazilian, single, Sociologist, holder of Identity Card no. 4.553.034-8 SSP-SP and Individual Taxpayer identity Card no. 521.083.418-10, resident and domiciled in the city of São Paulo, at Rua Ministro Álvaro de Souza Lima no. 250, block 6, apt. 102, Jardim Marajoara, as his respective alternate. The fees for the Audit Committee were determined as the minimum fees as provided for in Act 6404/76, Section 162, 3rd Paragraph. **SPECIAL SHAREHOLDERS MEETING: 1st Item of the Agenda:** Changing of the text in the main part of the Section 9 and the 3rd Paragraph of the Company's Bylaws was unanimously approved to read as follows: "Section 9 - The Company shall be managed by a Board of Directors consisting of no less than five (5) incumbent members and five(5) alternate members, all of them being shareholders resident in the Country, and an Executive Committee consisting of no less than three(3) and no more than six(6) members, who may or may not be shareholders, also resident in the Country, as follows: one CEO, one Director of Management and Finance and Relations with Investors, one Human Relations Officer and the other ones being Business Officers. **3rd Paragraph** - The responsibilities of the Company's Executive Committee are: I - The CEO shall: a) fully comply with the enforcement of policies and guidelines established in the General Shareholders' Meeting and by the Board of Directors; and b) be the Chairman of the Company's staff meetings; II - The Chief Financial and Investor Relations Officer shall: a) manage the economical and financial planning, control, system and finance areas; b) manage the investor relations area; and c) handle other managing activities; III - The Human Resources Director shall be in charge of managing the human resources area by carrying out the guidelines established by the Board of Directors; IV - The Business Directors shall be in charge of carrying out the guidelines of their areas

of performance as established by the Board of Directors." **2nd Item in the Agenda:** Changing of the text in Section 15 of the Company's Bylaws was approved by the majority of the attendees with an opposite vote from the Caixa de Previdências dos Funcionários do Banco do Brasil-PREVI and it shall be effective to read as follows: "Section 15 - The Board of Directors shall meet on a regular basis at least six times a year, on a day and time to be defined by such Board of Directors in the beginning of their respective term of office and, on a special basis, when they are called for a meeting by the Chairman of the Board or by a third of the board members at least five(5) days before the date of the meeting." **3rd Item in the Agenda:** Changing of the text in Section 18 of the Company's Bylaws was unanimously approved to read as follows: "Section 18 - The Company's Executive Committee shall meet on a regular basis at least once a month, on a day and time set up by such committee in the beginning of their term of office and, on a special basis, when any of the board members call the remaining members for a meeting." **VII - QUORUM FOR THE RESOLUTIONS:** All resolutions set forth herein were approved by the attending shareholders holding common shares, under the quorum of shareholders determined for each resolution. **VIII - CLOSING:** There being no further questions to be discussed, the floor was offered to anyone willing to speak. The representative of the shareholders of Dynamo Puma Fudo Mútuo de Investimentos em Ações - Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimentos em Ações - Carteira Livre, Dynamo Equity Fund and Dynamo Administração de Recursos Ltda. took the floor to express a praising word to Company's management and clarified that his disagreement to the distribution of dividends was merely of technical nature. The meeting was adjourned for the drawing up of these minutes. After being approved, these minutes were executed by all the attending shareholders, it being certain that these minutes were approved for publication without the shareholders´ signatures. Shareholders present at the meeting: Luiz Roberto

Ortiz Nascimento, Celso Cintra Mori, Fernando Tigre de Barros Rodrigues, Inácio Clemente da Silva, Francisco S. M. Cespede, José Edison Barros Franco, Paulo Roberto Sinoti, Otto Werner Nolte, Rinaldo Detino, Silvio Tini de Araújo on behalf of Luiz Arthur Caselli Guimarães, Camargo Corrêa S.A., Atlântica Bradesco Seguros S.A., Bradesco Capitalização S.A., Bradesco Previdência e Seguros S.A., Bradesco Seguros S.A., Prudential Bradesco Seguros S.A., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Sul América 21 Fundo de Investimento em Ações, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre, Dynamo Equity Fund, Dynamo Puma Fundo Mútuo de Investimentos em Ações - Carteira Livre, Hyposwiss Swiss Mortgage and Commercial Bank. This is to certify that this is a true copy of the minutes drawn up in the appropriate book. São Paulo, March 23, 2001. **CELSO CINTRA MORI - Secretary**. Department of Justice and Protection of Citizenship. Board of Trade of the State of São Paulo. I hereby certify that this meeting has been filed under number 60.099/01-0 on April 4, 2001. Arlete S. Faria Lima - Registrar General.

Summary of the Minutes of the Meeting of the Board of Directors held on March 23, 2001, at 11:00 a.m.

The following is included in the Minutes of the Meeting of the Board of Directors above, held in the Company´s head offices, in the City of São Paulo, State of São Paulo, at Rua Urussuí, 300, attended by the following members: Luiz Roberto Ortiz Nascimento, Fernando Tigre de Barros Rodrigues, Paulo Roberto Sinoti, and the alternate members: Francisco Silvério Morales Cespede, Inácio Clemente da Silva, Otto Werner Nolte and José Edison Barros Franco, at which the following matters were discussed: **ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS:** By a motion presented by the Chairman of the Board of Directors,

the following members were unanimously elected as Directors of São Paulo Alpargatas S.A., to serve as from this date, on which they shall be vested into their respective offices, upon execution of the corresponding inauguration instruments, until the new members are duly inaugurated, after being elected by this Board of Directors at the General meeting of 2002. The members of the Board appointed as provided for in Section 9 of the Company´s Bylaws are: ***Chairman:*** **Fernando Tigre de Barros Rodrigues**, Brazilian, married, engineer, resident in the City of São Paulo, State of São Paulo, holder of Identity Card "RG" no. 1.619.402 IFP/RJ, and Individual Taxpayer Identity Card ("CPF/MF") no. 020.770.517-87; ***Director of Management and Finance, and Director of Relations with Investors:*** **Francisco Silvério Morales Cespede**, Brazilian, married, business administrator, resident in the City of São Paulo, State of São Paulo, holder of Identity Card "RG" no. 3.895.216 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 049.049.078-68; ***Director, Human Resources***: **Arnaldo Inocêncio de Mello Franco**, Brazilian, divorced, lawyer, holder of Identity Card "RG" no. 3.755.611-3, and Individual Taxpayer Identity Card ("CPF/MF") no. 129.228.628-87; ***Business Director***: **Paulo Pereira Lalli**, Brazilian, married, engineer, resident in the City of São José dos Campos, State of São Paulo, holder of Identity Card "RG" no. 1.192.753 SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 005.311.718-25; ***Business Director***: **Walter Jesus da Silva Filho**, Brazilian, married, business administrator, holder of Identity Card "RG" no. 10.832.750 SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 902.728.208-06, all of them with offices also in the City of São Paulo, State of São Paulo, at Rua Urussuí, 300. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book. Luiz Roberto Ortiz Nascimento, Chairman of the Board of Directors. Department of Justice and Protection of Citizenship. Board of Trade of the State of São Paulo. I hereby certify that this meeting has been

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

filed under number 60.101/01-5 on April 4, 2001. Arlete S. Faria Lima - Registrar General.

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498088.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in eleven (11) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 6, 2003.

Lucimar Lima de Menezes

Receipt no. 19
Fees: R$630,00

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTÉRPRETE COMERCIAL SÃO PAULO - BRASIL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 042/03 Livro Nº 1 Fls. 118

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **MINUTES OF MEETING** [certified copy], which I will translate into English as follows:

[*Logo*] ***abrasca associated company***

[*Logo*] "AÇÃO" OUR SHARES ARE TRADED AT STOCK EXCHANGES

03 NOV 17 AM 7:21

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate Taxpayer Register/Ministry of Finance ("CNPJ") under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

Minutes of the General and Special Meetings Successively Held on April 27, 2000

I - **PLACE, DATE AND TIME:** These meetings were successively held at the Company's head offices, at Rua Urussuí, 300, in the City of São Paulo, State of São Paulo, on April 27, 2000, at 9:00a.m. **II - PUBLICATIONS, AS REQUIRED BY THE PREVAILING LAW:** a) A notice of the Meeting was published in the State Daily Gazette, in their issues of April 15, 18 and and 19, 2000 and in the newspaper "Gazeta Mercantil-SP", in their issues of April 17, 18 and 19, 2000; b) the Company's Annual Report, Balance Sheet, Financial Statements and Independent Auditors' Opinion for the corporate year ended on December 31st, 1999 were published in the State Daily Gazette and the newspaper "Gazeta Mercantil", in their issues of March 31, 2000. **III - QUORUM FOR THE MEETING:** The quorum for this meeting consisted of a number of shareholders representing a quorum higher than the one legally required to settle a General Meeting on a First Notice. **IV - BOARD: Chairman:** Mr. Luiz Roberto

Ortiz Nascimento; **Secretary:** Mr. Francisco Silvério Morales Cespede. Mr. Fernando Tigre de Barros Rodrigues, CEO of the Company, and Mr. Júlio Cesar dos Santos, enrolled with the Regional Board of Accountants ("CRC") under number 1SP137878/0-6 were also present at the Meeting. Mr. Santos represented the audit firm "PriceWaterhouseCoopers Auditores Independentes". **V - AGENDA: GENERAL SHAREHOLDERS MEETING:** 1st. The Company's Annual Report, Financial Statements and Independent Auditors' Opinion for the corporate year ended on December 31st, 1999 were appreciated, discussed and voted. 2nd. An application for the remaining balance of the net income for the period ended on December 31st, 1999 was approved, as entered on the Financial Statements by a motion presented by the Board of Directors. Furthermore, dividend distribution was ratified, as approved by the Board of Directors upon acceptance by the General Meetings held on November 12, 1999 and March 29, 2000. 3rd. An alternate member of the Board of Directors was elected with a term of office to be in force until a new member is inaugurated in the year 2002 General Shareholders Meeting, as provided for in the main part of Section 9 of the Company's Bylaws requiring a quorum for the meetings. To exercise the right to request a multiple vote to elect the members of the Board of Directors, as provided for by the Instruction of the Brazilian Securities & Exchange Commission-CVM no. 165 of December 11, 1991, it is required to hold five per cent (5%) of the voting capital. 4th. The managers' total annual fees were determined. 5th. The members of the Audit Committee were elected. **SPECIAL SHAREHOLDERS MEETING**: 1st. The writing of the Section 16, VII and 19 was changed to transfer the power of being a guarantor for lease contracts for employees from the Company's Board of Directors to the Company's Executive Committee. 2nd. The Minutes of the Special Shareholders Meeting held on October 30, 2002 were rectified to correct the description of the Company's real states located in

city of São Carlos, in the São Paulo State, as required by the local Register of Deeds. **VI - RESOLUTIONS:** At first, the shareholders confirmed that they were familiar with the documents legally required for this meeting, to wit: the Agenda, the Annual Report, the Balance Sheet and other Financial Statements, the Independent Auditors´ Report and the Board of Directors´ Motion included in the Minutes of the Board of Directors´ Meeting held on March 29, 2000. After the motions were presented and the issues in the Agenda and the Board of Directors´ motion related to the General and the Special Shareholders Meeting were discussed, the following resolutions were adopted: **GENERAL SHAREHOLDERS MEETING - 1st. Item of the Agenda:** The Company´s Annual Report, Balance Sheet and Financial Statements for the year ended on December 31st, 1999 were approved by the attending shareholders, excluding the legally incapable ones, and therefore the actions carried out by the managers were ratified. **2nd Item of the Agenda.** Excluding the legally incapable shareholders, an application of the remaining balance of the net income for the period ended on December 31st, 1999 was approved by the majority of the shareholders, as entered on the Financial Statements by a motion presented by the Board of Directors. Furthermore, dividend distribution was ratified, as approved by the Board of Directors upon acceptance by the General Shareholders Meeting held on November 12, 1999 and March 29, 2000. Therefore, the following application for the Company´s net income in 1999 was expressly approved: (i) two million, five hundred and thirty-two thousand, five hundred and fifty-three reais and forty centavos (R$ 2,532,553.40) were allocated as legal reserve, and (ii) the distribution of dividends in the unit values of (a) one real (R$1.00) per one lot of 1,000 common shares, and (b) one real and ten centavos (R$1,10) per one lot of 1,000 preferred shares was ratified, making up a total of one million, nine hundred and sixty-four thousand, two

hundred and seventy-seven reais and seventy centavos (R$1,964,277.70) paid on December 1st, 1999 to the shareholders who subscribed on November 19, 1999, and the distribution of dividends in the unit values of (c) five reais and forty centavos (R$5.14) to each lot of 1,000 common shares, and (d) five reais and sixty-six centavos (R$5.66) to each lot of 1,000 preferred shares, making up a total of ten million, sixty-eight thousand nine hundred and sixty seven reais (R$ 10,068,967.00) to be paid on May 2, 2000 to the shareholders who subscribed on April 14, 2000. These dividends originate from the Surplus account for the Year 1999, without any withholding tax for either individuals or corporate entities, as provided for in the prevailing law, comprising the total amount of twelve million, thirty-three thousand two hundred and forty-four reais and seventy centavos (R$ 12,033,244.70) registered shares without certificates representing the capital stock, except for the preferred shares which were held as treasury shares; (iii) thirty six million eighty-five thousand two hundred and seventy reais and nine centavos (R$ 36,085,270.09) were allocated as an addition to the Company's working capital, to be appropriated to the "surplus reserve" account. **3rd Item of the Agenda:** Upon a recommendation of Camargo Corrêa S.A., represented by their attorney at law, Mr. Manoel Paes de Barros, Mr. José Edison Barros Franco, Brazilian, married, production engineer, holder of Identity Card "RG" no. 4.468.852 and Individual Taxpayer Identity Card ("CPF/MF") no. 599.085.488-91, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua São Mateus, no. 187, Granja Julieta, was elected for the position of an alternate member for the incumbent member Mr. Carlos Pires Oliveira Dias, to serve as from this date until the General Shareholders Meeting of 2002. The Board of Directors is then comprised of the following members: **Incumbent and Alternate Members:** Luiz Roberto Ortiz Nascimento/Fernando de Arruda Botelho; Fernando Tigre

de Barros Rodrigues/Francisco Silvério Morales Céspede; João Moisés de Oliveira/Inácio Clemente da Silva; Paulo Roberto Sinoti/Otto Werner Nolte; Carlos Pires Oliveira Dias/José Edison Barros Franco. **4th. Item of the Agenda:** The shareholders established the amount of R$5,000,000.00 (five million reais) to correspond to the managers' annual fees, including the benefits and agent fees, as provided for by the current writing of the Section 152, Act no. 6.404/76, with the amendments of Act no. 9.457/97. **5th Item of the Agenda:** The Chairman of Board proposed the election of the Audit Committee members to the shareholders, and requested the board to elect such members as provided for by the prevailing law. The subject was discussed and approved by the attending shareholders that elected the members as provided for by the prevailing law. The representatives of the shareholders holding preferred shares elected the following incumbent members and respective alternate members: Mr. **Eduardo Grande Bittencourt,** Brazilian, Accountant, enrolled with the Regional Board of Accountants, Rio Grande do Sul Chapter, under number 14.792 ("CRC-RS") and Individual Taxpayer Identity Card ("CPF/MF") no. 033.702.400-06, resident in the city of Porto Alegre, headquartered at Rua dos Andradas, no. 153, block 81, as an incumbent member, and Mr. **Egon Handel,** Brazilian, Teacher and Accountant, enrolled with the Regional Board of Accountants, Rio Grande do Sul Chapter, under number 13.745 ("CRC-RS") no. 13.745 and Individual Taxpayer Identity Card ("CPF/MF") no. 029.279.850-49, resident in the city of Porto Alegre, State of Rio Grande do Sul, also headquartered at Rua dos Andradas, no. 153, block 81, as his respective alternate member. The shareholders holding common shares elected, as provided for by the prevailing law, the following Audit Committee members and their respective alternate members: Mr. **René Topfstedt,** Brazilian, married, Economist, holder of Identity Card no. 4.451.552 SSP-SP and Individual Taxpayer Identity

Card ("CPF/MF") no. 039.339.208-25, resident and domiciled in the city of São Paulo, State of São Paulo, headquartered at Rua Funchal no. 160, also in the city of São Paulo, State of São Paulo, as an incumbent member, and Mr. **Luiz Carlos de Freitas**, Brazilian, married, Bank Clerk, holder of Identity Card no. 7.580.603 SSP-SP and Individual Taxpayer Identity Card no. 659.575.638-20, resident in Cidade de Deus, in the county of Osasco, State of São Paulo, as his respective alternate member; Mr. **Sergio Nobrega de Oliveira**, Brazilian, lawyer, married, holder of Identity Card no. 957.612 IFP/RJ and Individual Taxpayer Identity Card no. 5.594.077-34, resident in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua República do Peru, no. 72 apt. 818, as an incumbent member, and Mr. **Fernando Decnop Mezentier**, Brazilian, married, Business Administrator, holder of Regional Administration Council register ("CRA-RJ") no. 16.108-5 and Individual Taxpayer Identity Card no. 030.696.647-68, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Antônio Basilio no 555, apt. 603, as his respective alternate member. The fees for the Audit Committee were established as the minimum fees as provided for in the 3rd Paragraph, Section 162, in Act no. 6.404/76. **6th Item in the Agenda: Other Statements** - Mr. Fernando Tigre de Barros Rodrigues took the floor to express a praising word for the former member of the Board, Mr. Alcides Lopes Tápias, who resigned in the year 1999. His praising word was supported by the remaining shareholders. **SPECIAL SHAREHOLDERS MEETING: 1st Item in the Agenda:** - Changes in Sections 16, VII and 19 of the Company's Bylaws have been approved and these Sections shall read as follows, as from this date: "Section 16 - In addition to the duties assigned elsewhere in these Bylaws or in the law, the Board of Directors is also liable for the following: VII - to resolve on the carrying out of the following acts: a) disposal or encumbrance of the Company's real estate;

b) granting of endorsements, guarantees or any other securities, whether personal or collateral, in behalf of controlled companies, or in behalf of third parties, if in the Company´s interest, except for employees´ home lease agreements secured by the Company; c) occupation of high level positions and establishment of their fees." and "Section 19 - Subject to the limits established by the law and these Bylaws, the Board of Directors shall be vested with management powers permitting the Company to run on a regular basis, and for this purpose, it may perform all legal acts required to create, change and discharge any obligations in the Company´s name; Single Paragraph: The Board of Directors is liable to resolve on any guarantees to be provided by the Company on home lease agreements entered into by its employees." **2nd Item in the Agenda** - To meet the requirements of the Real Estate Registry Office of São Carlos, State of São Paulo, a rectification procedure was approved on the description of the properties listed in items 17-27 and Exhibits II-VII of the Minutes of the Special Shareholders Meeting held on October 30, 1992, as follows: Item 17) Lots 13 and 14 of Block "D", facing São Joaquim Street, at Vila Monteiro (1st Allotment), adjoining with "B" Street, on one side, and with the property of purchaser Antoine Azury & Irmãos (600 m^2) on the back thereof - Transcript # 15112 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo. 18) A tract of land facing D. Pedro II Street, at Vila Monteiro (1st Allotment), corresponding to lots 5 and 6 of Block "D", measuring 19m x 30m, adjoining with lot 4, on one side; with lot 7, on the other side, and with lot 10 on the back thereof - Transcript # 20413 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo. 19) A tract of land facing D. Pedro II Street, at Vila Monteiro (1st Allotment), corresponding to lot 7 of Block "D", measuring 10m x 30m, adjoining with lot 6, on one side; with lot 8,

on the other side, and with lot 10 on the back thereof - Transcript # 24565 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo. 20) A tract of land facing D. Pedro II Street, at Vila Monteiro (1st Allotment), corresponding to lot 8 of Block "D", measuring 10m x 30m, adjoining with lot 7, on one side; with lot 9, on the other side, and with lot 10 on the back thereof - Transcript # 24564 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo. 21) A tract of land facing D. Pedro II Street, on the corner of "B" Street, at Vila Monteiro (1st Allotment), corresponding to lot 9 of Block "D", measuring 10m x 30m, adjoining with lot 8, on one side; with "B" Street, on the other side, where they join in a corner, and with lot 10 on the back thereof - Transcript # 22036 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo. 22) A tract of land located in Vila Monteiro, at São Joaquim Street, # 210, with the following alignments and boundaries: it begins on the line of "B" Street, on the corner of lot 10, and runs along the 27 m long street line, enclosing the front section of lots 10, 11 and 12, running thence right along 20 meters, adjoining with the property of Jorge Vieira Monteiro or successors, thence left along a 30 m long line, adjoining with lot 14 until it intersects with the line of São Joaquim Street, running thence right along 20 m on São Joaquim Street, in front of lots 15 and 16, running thence right along a 30 m long line, to the line where it intersects with lot 17, running thence left towards the back section of lot 12, thence right along the 27 m long back section of lots 12, 11 and 10, adjoining with the land of Jorge Vieira Monteiro or successors, thence right along a 44 m long line abutting on lot 9 where it meets the starting point of the alignment on "B" Street, where the perimeter is closed. On this tract of land there are 3 large rooms (whose areas are 100 m², 50 m² and 50 m²), bathrooms and a water

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

tower - - Transcript # 13638 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo. 23) A tract of land without any improvements thereon, facing D. Pedro II Street, on the odd side of the street, between Belarmino Indalécio de Souza and Francisco Rodrigues Sampaio Streets, at Vila Monteiro, (1st Allotment), measuring 14m x 30m, adjoining with the property of its legal owner(s), on one side, and with purchaser Malharia Azoury S.A. on the other side and back thereof. - Transcript # 780 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo. 24) A tract of land without any improvements thereon, facing Belarmino Indalécio de Souza Street, between São Joaquim and D. Pedro II Streets, at Vila Monteiro, (1st Allotment), consisting of lots 22, 23 and 24 of Block "D", measuring, in its total, 27m x 44 m, adjoining with lots 1, 2, 3, 4 and 5, on one side; with lots 17, 18, 19, 20 and 21, on the other side, and with purchaser Malharia Azoury S.A. on the back thereof. Transcript # 781 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo. 25) Two duplex residential houses and corresponding land, facing D. Pedro II Street, # 259 and # 267, former # 261 and # 267, at Vila Monteiro, (1st Allotment), each one containing 4 rooms, the tract of land corresponding to lot 3 of Block "D", measuring 10 m x 30 m in its total, adjoining with the property of Jarem José da Cunha, on one side; with the property of José Gabão, on the other side, and with lot 24, on the back thereof, at the same Vila Monteiro - Transcript # 41378 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo. 26) One residential house and corresponding land, facing Belarmino Indalécio de Souza Street, # 298, on the corner of D. Pedro II Street, at Vila Monteiro, (1st Allotment), containing 7 rooms, including a bathroom, a garage in the backyard and a storeroom; this property corresponds to lot 1 of Block "D", the front is 30 m long, and

faces Belarmino Indalécio de Souza Street; its length is 10 m from front to back, by D. Pedro II Street, adjoining with said public thoroughfares in the front and on one side thereof; with lot 24 on the other side, and lot 2 on the back thereof - Transcript # 44204 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo. 27) A tract of land facing D. Pedro II Street, at Vila Monteiro (1st Allotment), corresponding to lot 2 of Block "D", measuring 10 m x 30 m, adjoining with D. Pedro II Street, in the front; with lots 1 and 3 on both sides, and lot 24 in the back thereof - Transcript # 48769 of the Real Estate Registry Office of the County of São Carlos, State of São Paulo.
VII - QUORUM FOR THE RESOLUTIONS: All resolutions reflected herein were approved by the attending shareholders holding common shares, under the quorum of shareholders determined for each resolution. **VIII - CLOSING:** There being no further questions to be discussed, the floor was offered to anyone willing to speak. As no one came forward to use the floor, the meeting was adjourned for the drawing up of these minutes. After being approved, these minutes were executed by all the attending shareholders, it being certain that these minutes were approved for publication without the shareholders´ signatures. Shareholders present at the meeting: Luiz Roberto Ortiz Nascimento, Fernando Tigre de Barros Rodrigues, Paulo Roberto Sinoti, Inácio Clemente da Silva, Francisco S. M. Cespede, Otto Werner Nolte, Rinaldo Dettino, Allianz Bradesco Seguros S.A., Bradesco Capitalização S.A., Bradesco Fundo Mútuo de Investimento em Ações, Bradesco Previdência e Seguros S.A., Bradesco Seguros S.A., Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Camargo Corrêa S.A., Dynamo Puma Fundo Mútuo de Investimentos em Ações - Carteira Livre, Fundação Itaubanco, Itauações Fundo de Investimento em Ações, Itausa Investimentos Itau S.A., Prudential Bradesco Seguros S.A. This is to certify that this is a true copy of

the minutes drawn up in the appropriate book. São Paulo, April 27, 2000. **LUIZ ROBERTO ORTIZ NASCIMENTO - Chairman. FRANCISCO SILVÉRIO MORALES CESPEDE - Secretary.** Department of Justice and Protection of Citizenship. Board of Trade of the State of São Paulo. I hereby certify that this meeting has been filed under number 103.764/00 on June 6, 2000. Arlete S. Faria Lima - Registrar General.

Summary of the Minutes of the Board of Directors Meeting held on April 27, 2000 at 10:30 a.m.

The following is a summary of the minutes of the above mentioned Board of Directors meeting held in the company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following incumbent members: Luiz Roberto Ortiz Nascimento, Fernando Tigre de Barros Rodrigues, Paulo Roberto Sinoti, and the following alternate members: Francisco Silvério Morales Céspede, Inácio Clemente da Silva and Otto Werner Nolte, at which the following matters were discussed: **ELECTION OF THE BOARD OF DIRECTORS:** By a motion presented by the Chairman of the Board of Directors, the following members were unanimouly elected as Directors of São Paulo Alpargatas S.A., to serve as from this date, on which they shall be vested into their respective offices, upon execution of the corresponding inauguration instruments, until the new members are duly inaugurated, after being elected by this Board of Directors at the General Meeting of 2001. The officers appointed as provided for in Section 9 of the Company's Bylaws, approved at the Special Shareholders Meeting of April 28, 1998, are: ***Chairman*: Fernando Tigre de Barros Rodrigues,** Brazilian, married, engineer, resident in the City of São Paulo, State of São Paulo, holder of Identity

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Card "RG" no. 1.619.402 IFP/RJ, and Individual Taxpayer Identity Card ("CPF/MF") no. 020.770.517-87; ***Director of Management and Finance, and Director of Relations with Investors:*** **Francisco Silvério Morales Cespede,** Brazilian, married, business administrator, resident in the City of São Paulo, State of São Paulo, holder of Identity Card "RG" no. 3.895.216 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 049.049.078-68; ***Business Director***: **Eduardo Pereira Lara,** Brazilian, married, Business Administrator, resident in the city of São Paulo, State of São Paulo, holder of Identity Card "RG" no. 9.908.892 SSP/SP and Individual Taxpayer Identity Card ("CPF/MF") no. 013.894.908-58; ***Business Director***: **Paulo Pereira Lalli,** Brazilian, married, engineer, resident in the City of São José dos Campos, State of São Paulo, holder of Identity Card "RG" no. 1.192.753 SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 005.311.718-25; all of them with offices also in the City of São Paulo, State of São Paulo, at Rua Urussuí, 300. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book. Luiz Roberto Ortiz Nascimento, Chairman of the Board of Directors. Department of Justice and Protection of Citizenship. Board of Trade of the State of São Paulo. I hereby certify that this meeting has been filed under number 94.406/00-5 on May 25, 2000. Arlete S. Faria Lima - Registrar General.

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498088.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 042/03 Livro Nº 1 Fls. 130

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in thirteen (13) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 10, 2003.

Lucimar Lima de Menezes

Receipt no.: 25
Fees: R$689,50

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **MINUTES OF MEETING** [original copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly-held company

03 NOV 17 AM 7:21

MINUTES OF THE SPECIAL BOARD OF DIRECTORS' MEETING HELD ON AUGUST 27, 2003, AT COMPANY'S HEAD OFFICES AT RUA URUSSUÍ, 300, IN THE CITY OF SÃO PAULO, STATE OF SÃO PAULO

The Board of Directors' members, Messrs. Fernando Tigre de Barros Rodrigues, José Édison Barros Franco, Otto Werner Nolte, Paulo de Tarso de Camargo Opice, Francisco Silvério Morales Cespede, Mauro Martin Costa, Luis Alberto Figueiredo de Sousa, Lenin Florentino de Faria and Edy Luiz Kogut, attended a Board of Directors' Meeting at 11:00 a.m.

CHIEF EXECUTIVE OFFICER: The succession process for the position of Chief Executive Officer, which started two years before this date and was officially reported to the shareholders at the General Shareholders' Meeting held in December 2002, reached conclusion upon the nomination of Mr. Márcio Luiz Simões Utsch. Such process is a demonstration of the Company's commitment to enhancing the Corporate Governance standards, which was corroborated when the Company adhered to the 1st Level of Corporate Governance of the São Paulo Stock Exchange-BOVESPA. The Board members approved the election of Mr. Márcio Luiz Simões Utsch, Brazilian, married, business administrator, bearer of Identity Card "RG-MG" no. 1.167.351-SSP-MG and Individual Taxpayer Identity Card "CPF/MF" no. 220.418.776-34, headquartered at Rua Urussuí no. 300, 11th floor, in the city of São Paulo, State of São Paulo, to the position of Chief Executive Officer for the company, to be in office to complete the term of office of the former occupant. Mr. Márcio Luiz Simões Utsch will be

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

inaugurated as Chief Executive Officer as from September 8, 2003. Mr. Fernando Tigre de Barros Rodrigues will remain as Chairman of the Board. The remaining Board members congratulated Mr. Fernando Tigre de Barros Rodrigues for his outstanding performance as Chief Executive Officer and expressed their thanks for his relevant contribution to the Company, during his administration. There being no further questions to be discussed, the meeting was adjourned for the drawing up of these minutes. I hereby certify that these minutes are a true copy of the document drawn up in the appropriate book.

FERNANDO TIGRE DE BARROS RODRIGUES
CHAIRMAN OF THE BOARD OF DIRECTORS

[*Logo*] LEVEL 1
MARKET
Bolsa de Valores de São Paulo -
[The São Paulo Stock Exchange]
Brazil

[*Logo*] abrasca
associated company

[The State Daily Gazette, Empresarial, São Paulo, 113 (164), Saturday, August 30, 2003 - 19]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two (2) pages, which I read, verified, and fully and publicly sign.

São Paulo, October 10, 2003.

Lucimar Lima de Menezes

Receipt no.027
Fees: R$94,50

LUCIMAR LIMA DE MENEZES TRADUTORA PUBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING** [original copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON APRIL 25, 2003 AT 10:30 A.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following incumbent members: Fernando Tigre de Barros Rodrigues, José Edison Barros Franco, Otto Werner Nolte, Paulo de Tarso de Camargo Opice, and the following alternate members: Francisco Silvério Morales Céspede, Mauro Martin Costa, Luis Alberto Figueiredo de Sousa and Edy Luiz Kogut, which covered several matters, including the following item: **ELECTION OF THE BOARD OF DIRECTORS**: By a motion presented by the Chairman of the Board of Directors, the following members were unanimously elected as Directors of São Paulo Alpargatas S.A., to serve as from this date, on which they shall be vested into their respective offices, upon execution of the corresponding inauguration instruments, until the new members are duly inaugurated, after being elected by this Board of Directors at the General Shareholders' Meeting of 2004. The officers appointed as provided for in Section 9 of the Company's Bylaws are: ***Chief Executive Officer***: **Fernando Tigre de Barros Rodrigues**, Brazilian, married, engineer, resident in the City of São Paulo, State of São Paulo, holder of Identity Card "RG" no. 1.619.402 IFP/RJ, and Individual Taxpayer Identity Card ("CPF/MF") no. 020.770.517-87; ***Director of Management and Finance, and***

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Director of Relations with Investors: **Francisco Silvério Morales Cespede**, Brazilian, married, business administrator, resident in the City of São Paulo, State of São Paulo, holder of Identity Card "RG" no. 3.895.216 SSP-SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 049.049.078-68; ***Director of Human Resources***: **Arnaldo Inocêncio de Mello Franco**, Brazilian, divorced, lawyer, holder of Identity Card "RG" no. 3.755.611-3, and Individual Taxpayer Identity Card ("CPF/MF") no. 129.228.628-87; ***Business Director***: **Paulo Pereira Lalli**, Brazilian, married, engineer, resident in the City of São José dos Campos, State of São Paulo, holder of Identity Card "RG" no. 1.192.753 SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 005.311.718-25; ***Business Director***: **Walter Jesus da Silva Filho**, Brazilian, married, business administrator, holder of Identity Card "RG" no. 10.832.750 SSP/SP, and Individual Taxpayer Identity Card ("CPF/MF") no. 902.728.208-06, all of them with offices at Rua Urussuí no. 300, also in the City of São Paulo, State of São Paulo. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book. Fernando Tigre de Barros Rodrigues, Chairman of the Board of Directors. Board of Trade of the State of São Paulo. I hereby certify that this meeting has been filed under number 88.157/03-9. Roberto Muneratti Filho - Registrar General.

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two (2) pages, which I read, verified, and fully and publicly sign.

São Paulo, October 10, 2003.

Lucimar Lima de Menezes

Receipt no.: 027
Fees: R$105,00

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 047/03 Livro Nº 1 Fls. 140

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING** [original copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

03 NOV 17 AM 7:21

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON MARCH 20, 2003 AT 3:00 P.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following members: Fernando Tigre de Barros Rodrigues, José Edison Barros Franco, Otto Werner Nolte, Mauro Martin Costa, Luis Alberto Figueiredo de Sousa, Francisco Silvério Morales Céspede, Edy Luiz Kogut and Lenin Florentino de Faria, at which several matters were discussed, including the following: **MOTION OF THE BOARD OF DIRECTORS TO BE SUBMITTED AT THE GENERAL SHAREHOLDERS' MEETING**: The Board members decided to submit the following issues for review of the shareholders that shall meet at the General Shareholders' Meeting to be held on April 25, 2003: **1st** To appreciate, discuss and vote on the Company's Annual Management Report, Financial Statements and the Independent Auditors' Opinion for the corporate year ended on December 31st. 2002; **2nd**. To approve the application for the balance of the Company's net income for the period ended on December 31st. 2002, as entered on the Financial Statements by a motion presented by the Board of Directors, and ratify the distribution of dividends approved by the Board of Directors, upon acceptance by the General Shareholders' Meeting held on February 21st, 2003, and further approve to retain a reserve of the remaining

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

balance of the Company's net income to support the Capital Budget for year 2003, which was approved at the meeting held on February 21st, 2003; **3rd**. To elect two(2) members of the Board of Directors to replace the vacant seats, in order to fulfill the quorum established in the main part of Section 9 of the Company's Bylaws; **4th**. To inaugurate and elect the members of the Audit Committee; **5th**. To determine the total annual fees for the Company's managers. **CALL THE GENERAL SHAREHOLDERS' MEETING**: The Shareholders decided to call a General Shareholders' Meeting to be held on April 25, 2003, at 9:00 a.m., at the Company's head offices. The Shareholders unanimously approved the voted matters and further approved to publish and submit the motion presented by the Board of Directors to the General Meeting. The involved parties are herein authorized to take all and any required actions to enforce such provisions. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book.

FERNANDO TIGRE DE BARROS RODRIGUES
Chairman of the Board of Directors

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two (2) pages, which I read, verified, and fully and publicly sign.

São Paulo, October 10, 2003.

Lucimar Lima de Menezes

Receipt no.: 027
Fees: R$98,00

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES

Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 046/03 Livro Nº 1 Fls. 137

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING** [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON FEBRUARY 21, 2003, AT 11:00 A.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following Board members: Fernando Tigre de Barros Rodrigues, José Edison Barros Franco, Otto Werner Nolte, Luis Alberto Figueiredo de Sousa, Francisco Silvério Morales Cespede, Edy Luiz Kogut and Lenin Florentino de Faria, and also attended by the following Audit Committee members: René Topfstedt, Eduardo Grande Bittencourt, José Ferraz Ferreira Filho, Fernando Dias Gomes and Fernando Decnop Mezentier. Several matters were discussed at this meeting, including the following: **I - APPROVAL OF THE FINANCIAL STATEMENTS FOR YEAR 2002**: The Company's Annual Management Report, the Balance Sheet, other Financial Statements and the Independent Auditors' Opinion for the corporate year ended on December 31st, 2002, were appreciated and approved by the Members of the Board of Directors, with favourable opinion of the Audit Committee members, and shall be submitted to approval at the General Shareholders' Meeting. **II - APPROVAL OF THE APPLICATION FOR THE COMPANY'S NET INCOME FOR YEAR 2002**: The following application for the Company's net income for the period ended on December 31st, 2002 was approved by the Members of the Board of Directors, with favourable opinion of the

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Audit Committee members, and shall be submitted to approval of the shareholders at the next General Shareholders' Meeting: **(i)** R$2,388,587.44 (two million, three hundred and eighty-eight thousand, five hundred and eighty-seven reais and forty-four centavos) to be allocated as a legal reserve; **(ii)** R$11,346,277.76 (eleven million, three hundred and forty-six thousand, two hundred and seventy-seven reais and seventy-six centavos) to be distributed as dividends upon acceptance of the next General Shareholders' Meeting, five reais and seventy-nine centavos (R$5.79) of which were paid to each lot of one thousand common shares and six reais and thirty-eight centavos (R$6.38) of which were paid to each lot of one thousand preferred shares. The referred dividends originate from the surplus account of year 2002, without any withholding tax, as provided for in the prevailing law, and refer to all the 1,950,251,236 (one billion, nine hundred and fifty million, two hundred and fifty-one thousand and two hundred and thirty-six) issued shares without certificates, representing the capital stock, except for the 86,668,847 (eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven) preferred shares which are held as treasury shares. These dividends shall be paid by Banco Itaú S/A on April 4, 2003, to the shareholders who subscribed on March 20, 2003, by means of credit in their relevant current accounts. The shares are to be traded *ex dividend* as from March 21st, 2003. The Company's management is authorized to publish a notice to the shareholders about the credit of such dividends. **(iii)** R$34,036,883.53 (thirty-four million, thirty-six thousand, eight hundred and eighty-three reais and fifty-three centavos) to be appropriated to the "Surplus Reserve" account to support new investments of the Company, based on the Capital Budget, and also as an addition to the Company's working capital. **III - CAPITAL BUDGET FOR YEAR 2003**: The Board of Directors, with favourable opinion of the Audit Committee members attending the meeting, approved the Capital Budget for year 2003, in the amount of R$45.7 million, for investments in modernization, replacement of machinery, molds, forms, information technology, environment-related projects and other projects, and approved that the Capital Budget is submitted for approval at the General Shareholders' Meeting. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book.

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 046/03 Livro Nº 1 Fls. 139

São Paulo, February 21st, 2003

FERNANDO TIGRE DE BARROS RODRIGUES
Chairman of the Board of Directors

[The São Paulo State Daily Gazette, 113 (40), Wednesday, February 26, 2003 - 45]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in three (3) pages, which I read, verified, and fully and publicly sign.

São Paulo, October 10, 2003.

Lucimar Lima de Menezes

Receipt no.: 027
Fees: R$143,50

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING** [original copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

03 NOV 17 AM 7:21

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON FEBRUARY 21ST, 2003 AT 10:00 A.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at the Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following members: Fernando Tigre de Barros Rodrigues, José Edison Barros Franco, Otto Werner Nolte, Luis Alberto Figueiredo de Sousa, Francisco Silvério Morales Céspede, Edy Luiz Kogut and Lenin Florentino de Faria, which covered several matters, including the following item: **RESIGNATION OF BOARD MEMBERS**: The Chairman of the Board reported to the attending members that Mrs. Denise Pauli Pavarina de Moura and Mr. Cassiano Ricardo Scarpelli resigned to their respective positions of Incumbent and Alternate Members of the Board of Directors for São Paulo Alpargatas S.A., while Mr. Oswaldo Tadeu Fernandes resigned to his position of Alternate Member of the Company's Audit Committee, as per their letters of resignation dated January 20, 2003, which were submitted and are filed by the Company. The Members of the Board expressed their praising word and thanks to the resigning members for their valuable contribution to the Company during the period they served as members of both the Board of Directors and the Audit Committee. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book.

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº **045/03** Livro Nº **1** Fls. **136**

São Paulo, February 21st, 2003

FERNANDO TIGRE DE BARROS RODRIGUES
Chairman of the Board of Directors

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two (2) pages, which I read, verified, and fully and publicly sign.

São Paulo, October 10, 2003.

Lucimar Lima de Menezes

Receipt no.: 027
Fees: R$66,50

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING** [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly-held company

03 NOV 17 AM 7:21

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON MARCH 1ST, 2002 AT 9:00 A.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following incumbent members: Luiz Roberto Ortiz Nascimento, Fernando Tigre de Barros Rodrigues, Paulo Roberto Sinoti and Denise Pauli Pavarina de Moura, and the following alternate members: Francisco Silvério Morales Céspede, Otto Werner Nolte and José Edison Barros Franco. Messrs. Carlos Pires Oliveira Dias, an incumbent member, and Fernando de Arruda Botelho and Cassiano Ricardo Scarpelli, alternate members did not attend the meeting. Several matters were discussed in the meeting, including the following item: **APPROVAL OF COMPANY'S FINANCIAL STATEMENTS FOR YEAR 2001**: The Company's Annual Management Report, Balance Sheet, other Financial Statements and the Independent Auditors' Opinion for the corporate year ended on December 31st, 2001, were appreciated and approved by the Members of the Board of Directors, with favourable opinion of the Audit Committee members who also attended the meeting, and shall be submitted to approval at the General Shareholders' Meeting. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book.

LUCIMAR LIMA DE M... TRADUTORA P... INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES

Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº **043/03** Livro Nº **1** Fls. **132**

São Paulo, March 1st 2002

LUIZ ROBERTO ORTIZ NASCIMENTO
Chairman of the Board of Directors

[DOESP]
[File: mgoncalv.000:]
Size: 1 x 10

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two (2) pages, which I read, verified, and fully and publicly sign.

São Paulo, October 10, 2003.

Lucimar Lima de Menezes

Receipt no.: 027
Fees: R$66,50

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES

Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 051/03 Livro Nº 1 Fls. 149

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING** [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

03 NOV 17 AM 7:21

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON FEBRUARY 16, 2001, AT 9:00 A.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following incumbent members: Luiz Roberto Ortiz Nascimento, Fernando Tigre de Barros Rodrigues, Paulo Roberto Sinoti and Carlos Pires Oliveira Dias, and the following alternate members: Francisco Silvério Morales Céspede, Inácio Clemente da Silva, Otto Werner Nolte and José Edison Barros Franco. Messrs. João Moisés de Oliveira, an incumbent member, and Fernando de Arruda Botelho, an alternate member, did not attend the meeting. The following members of the Audit Committee also attended the meeting: René Topfstedt, Eduardo Grande Bittencout and Sergio Nobrega de Oliveira. Several matters were discussed, including the following: **I - APPROVAL OF THE FINANCIAL STATEMENTS FOR YEAR 2000**: The Company's Annual Management Report, the Balance Sheet, other Financial Statements and Independent Auditors' Opinion, for the corporate year ended on December 31st, 2000, were appreciated and approved by the members of the Board of Directors, with favourable opinion of the Audit Committee members attending the meeting, and shall be submitted to approval at the General Shareholders' Meeting. **II - DISTRIBUTION OF DIVIDENDS**: The distribution of dividends was approved, with favourable opinion of the

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Audit Committee members attending the meeting, upon acceptance by the next General Shareholders' Meeting, in the unit value of six reais and sixty-eight centavos (R$6.68) by lot of one thousand common shares and seven reais and thirty-five centavos (R$7.35) by lot of one thousand preferred shares. The referred dividends originate from the surplus account for the year 2000, without any withholding tax, as provided for in the prevailing law, and refer to all the 1,950,251,236 issued registered shares without certificates, representing the capital stock, except, however, for the 86,668,847 (eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven) preferred shares which are held as treasury shares. This amount sums up to R$13,080,274.32 (thirteen million, eighty thousand, two hundred and seventy-four reais and thirty-two centavos), to which the already-paid amount of R$3,002,097.51 (three million, two thousand, ninety-seven reais and fifty-one centavos) is added, thus leading to a total amount of R$16,082,371.83 (sixteen million, eighty-two thousand, three hundred and seventy-one reais and eighty-three centavos). The dividends shall be paid on April 4, 2001, to the shareholders who subscribed on March 23, 2001, by means of credits in their relevant current accounts. The shares are to be traded *ex-dividend* as from March 24, 2001. III - **MOTION TO BE PRESENTED TO THE GENERAL AND THE SPECIAL SHAREHOLDERS' MEETINGS, WITH THE FOLLOWING TEXT**: "Motion by the Board of Directors: The shareholders decided to submit the following matters to the appreciation of the shareholders who shall meet at the General and the Special Shareholders' Meetings to be successively held on March 23, 2001, at 9:00 a.m., at the Company's head offices: **I - GENERAL SHAREHOLDERS' MEETING:** **1st**. To read, discuss and approve the Company's Annual Management Report, Financial Statements and the Independent Auditors' Opinion, for the corporate year ended on December 31st, 2000; **2nd**. To decide on the application for the remaining balance of the year's net income, as entered into the financial statements by a motion presented by the Board of Directors, and ratify the distribution of dividends approved by the Board of Directors, upon acceptance of the General Shareholders' Meetings, at the meetings held respectively on August 4, 2000 and February 16, 2001; **3rd**. To determine the total annual fees for the Company's managers. **II - SPECIAL**

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

SHAREHOLDERS' MEETING: 1st. To change the writing of Sections 9 (which provides for the membership of the Company's Board of Directors and the Executive Committee), 15 (which provides for the frequency of the Company's Board of Directors' Meetings) and 18 (which provides for the frequency of the Company's Executive Committee meetings) of the Company's Bylaws. **IV - CALL THE GENERAL AND THE SPECIAL SHAREHOLDERS' MEETINGS:** The Board members decided to call the General and the Special Shareholders' Meetings to be held on March 23, 2001, at 9:00 a.m., at the Company's head offices. The Board members unanimously decided to approve the voted matters and further authorized that the motion by the Board of Directors is submitted to the General and the Special Shareholders' Meetings. The involved parties are herein authorized to take all and any required actions to enforce such provisions. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book.

São Paulo, February 16, 2001

LUIZ ROBERTO ORTIZ NASCIMENTO
Chairman of the Board of Directors

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in three (3) pages, which I read, verified, and fully and publicly sign.

São Paulo, October 10, 2003.

Lucimar Lima de Menezes

Receipt no.: 027
Fees: R$171,50

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 050/03 Livro Nº 1 Fls. 146

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING** [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON MARCH 29, 2000, AT 9:00 A.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at the Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following incumbent members: Messrs. Luiz Roberto Ortiz Nascimento, Fernando Tigre de Barros Rodrigues, Carlos Pires Oliveira Dias, João Moisés de Oliveira and Paulo Roberto Sinoti, and the following alternate members: Messrs. Francisco Silvério Morales Céspede, Inácio Clemente da Silva and Otto Werner Nolte. Mr. Fernando de Arruda Botelho, an alternate member, did not attend the meeting. Several matters were discussed, including the following: **I - APPROVAL OF THE FINANCIAL STATEMENTS FOR YEAR 1999**: The Company's Annual Management Report, the Balance Sheet, other Financial Statements and the Independent Auditors' Opinion, for the corporate year ended on December 31st, 1999, were approved and shall be submitted to approval at the General Shareholders' Meeting. **II - DISTRIBUTION OF DIVIDENDS**: The distribution of dividends was approved, upon acceptance by the next General Shareholders' Meeting, in the unit value of five reais and fourteen centavos (R$5.14) by lot of one thousand common shares and five reais and sixty-six centavos (R$5.66) by lot of one thousand preferred shares. The referred dividends originate from the surplus account

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

for the year 1999, without any withholding tax, as provided for in the prevailing law, and refer to all the 1,950,251,236 issued registered shares without certificates, representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares. This amount sums up to R$10,068,967.00, to which the amount of R$1,964,277.68 is added, thus leading to a total annual amount of R$12,033,244.68. The dividends shall be paid on May 2, 2000, to the shareholders who subscribed on April 14, 2000, by means of credits in their relevant current accounts. The shares are to be traded *ex-dividend* as from April 15, 2000. III - **MOTION TO BE PRESENTED TO THE GENERAL AND THE SPECIAL SHAREHOLDERS' MEETINGS, WITH THE FOLLOWING TEXT**: "Motion by the Board of Directors: We herein submit the following matters to the appreciation of the shareholders who shall meet at the General and the Special Shareholders' Meetings to be successively held on April 27, 2000, at 9:00 a.m., at the Company's head offices: **I - GENERAL SHAREHOLDERS' MEETING**: **1st**. To read, discuss and approve the Company's Annual Management Report, Financial Statements and the Independent Auditors' Opinion, for the corporate year ended on December 31st, 1999; **2nd**. To decide on the application for the remaining balance of the year's net income, as entered into the financial statements by a motion presented by the Board of Directors, and ratify the distribution of dividends approved by the Board of Directors, upon acceptance of the General Shareholders' Meetings, at the meetings held respectively on November 12, 1999 and March 29, 2000; **3rd**. To determine the total annual fees for the Company's managers. **II - SPECIAL SHAREHOLDERS' MEETING**: **1st**. To change the writing of Sections 16, VII and 19 of the Company's Bylaws; **2nd**. To correct the minutes of the Special Shareholders' Meeting held on October 30, 1992 in order to amend the description of the Company's real-state areas located in the city of São Carlos. São Paulo, March 29, 2000. Luiz Roberto Ortiz Nascimento, Chairman of the Board of Directors."; and **IV - CALL THE GENERAL AND THE SPECIAL SHAREHOLDERS' MEETINGS**, scheduled for April 27, 2000, at 9:00 a.m., to be held at the Company's head offices.

The Board members unanimously decided to approve the voted matters and further authorized that the motion by the Board of Directors is submitted to the General and the

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES

Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Special Shareholders' Meetings. They also decided to call and hold these meetings on April 27, 2000, at 9:00 a.m., at the Company's head offices. I hereby certify that this summary is a part of the minutes drawn up in the appropriate book.

São Paulo, March 29, 2000

LUIZ ROBERTO ORTIZ NASCIMENTO
Chairman of the Board of Directors

[The São Paulo State Daily Gazette]
[Format: 1 column x 22 cm]
[Cost: R$1,975.16]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in three (3) pages, which I read, verified, and fully and publicly sign.

São Paulo, October 10, 2003.

Lucimar Lima de Menezes

Receipt no.: 027
Fees: R$147,00

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 048/03 Livro Nº 1 Fls. 142

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **NOTICE TO THE SHAREHOLDERS** [original copy], which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly-held company

03 NOV 17 AM 7:21

NOTICE TO THE SHAREHOLDERS
(PAYMENT OF INTERESTS ON COMPANY'S OWN CAPITAL)

We hereby advise to the Shareholders that the Board of Directors, at a meeting held on August 1st. 2003, decided to pay interest on Company's own capital, subject to any applicable statutory provisions and the Company's Bylaws, with tax withheld for individuals and legal entities as provided for in the prevailing law, for all the 1,950,251,236 shares without certificates issued by the Company, representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares. This amount sums up to a gross amount not to exceed R$3,000,000,00 (three million reais), as follows:

- R$1.53 by lot of 1000 common shares; and
- R$1.68 by lot of 1000 preferred shares.

Such amount shall be deducted from the mandatory annual dividend that shall be approved at the General Meeting to be held in 2004. The referred interest shall be paid by Banco Itaú S/A on October 6, 2003 to the shareholders who subscribed on August 14, 2003, by means of credits in their relevant current accounts. The shares are to be traded "*ex-rights*" to the interests on own capital as from August 15, 2003.

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

The Company further advises those shareholders who opt for the Special Taxation System-RET [*Regime Especial de Tributação*] to send a notice of their option by August 15, 2003 to the attention of Mr. José Sálvio Ferreira Moraes, at Rua Urussuí, 300, 10th floor, ZIP Code 04542-903, in the city of São Paulo, State of São Paulo.

São Paulo, August 5, 2003

FRANCISCO SILVÉRIO MORALES CESPEDE
DIRECTOR, RELATIONS WITH INVESTORS

[*Logo*] LEVEL 1
MARKET
Bolsa de Valores de São Paulo -
[The São Paulo Stock Exchange]
Brazil

[*Logo*] abrasca
associated company

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, October 10, 2003

Lucimar Lima de Menezes

Receipt no.: 027
Fees: R$70,00

LUCIMAR LIMA DE MENEZES
TRADUTORA PÚBLICA
INTERPRETE
COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **NOTICE TO THE SHAREHOLDERS** [certified copy], which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

NOTICE TO THE SHAREHOLDERS

We hereby advise to the Shareholders that the Brazilian Securities & Exchange Commission - CVM, by means of a written notice issued on May 10, 2002, decided to suspend the time for interruption of the Special Shareholders Meeting mentioned on the Notice to the Shareholders published on April 25, 2002.

In view of such decision of the Brazilian Securities & Exchange Commission's Collegiate Body, the Company will further call the shareholders for a Special Shareholders Meeting to discuss about the 3rd and the 4th items of the Agenda that was first issued for the Special Shareholders Meeting held on April 26, 2002.

São Paulo, May 23, 2002
Francisco Silvério Morales Céspede
Director, Relations with Investors

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 037/03 Livro Nº 1 Fls. 109

[*Logo*] "BOVESPA - Bolsa de Valores de São Paulo - [The São Paulo Stock Exchange] COMPANHIA LIMITADA" [A limited liability Company]

[*Logo*] ***abrasca associated company***

DOESP [Daily Gazette of the State of São Paulo]
File: mgoncalv.
Size: 1 x

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498064.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 6, 2003

Lucimar Lima de Menezes

LUCIMAR LIMA DE M... TRADUTORA P... INTERPRETE COMERCIAL SÃO PAULO - BRASIL

Receipt no.: 21
Fees: R$59,50

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 038/03 Livro Nº 1 Fls. 110

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **NOTICE TO THE SHAREHOLDERS** [certified copy], which I will translate into English as follows:

03 NOV 17 AM 7:21

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

NOTICE TO THE SHAREHOLDERS

Please be the Shareholders advised that the Special Shareholders Meeting scheduled for next April 26, 2002, at 4:00 p.m., shall only address the 1st and the 2nd items of the Agenda, according to the written notice issued by the Brazilian Securities & Exchange Commission-CVM that decided to suspend the time for interruption relating to the 3rd and the 4th items of same Agenda.

São Paulo, April 25, 2002
Francisco Silvério Morales Céspede
Director, Relations with Investors

GAMER-SP

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498064.]

[Stamp of the 27th Notary Public's Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

LUCIMAR LIMA DE MENEZES

Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 038/03 Livro Nº 1 Fls. 111

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 6, 2003

Lucimar Lima de Menezes

Receipt no.: 22
Fees: R$45,50

LUCIMAR LIMA DE M... TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO-BRASIL

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE:5579-0299 - FAX:5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: NOTICE TO THE SHAREHOLDERS [copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

NOTICE TO THE SHAREHOLDERS
DIVIDEND CREDIT (2nd INSTALLMENT IN YEAR 2001)
4/15/2002

We hereby advise to the Shareholders that, at a meeting held on March 1st, 2002, distribution of dividends was approved by the Board of Directors upon acceptance by the next General Shareholders Meeting, with a favorable opinion of the Audit Committee, as obtained at a meeting on March 1st, 2002, in the unit value of:

- R$ 3.95 by lot of 1000 common shares and
- R$ 4.34 by lot of 1000 preferred shares.

These dividends originate from the surplus account for the Period corresponding to the year 2001, without any withholding tax, as provided for in the prevailing law, and refer to all the 1,950,251,236 issued registered shares without certificates representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares. This amount sums up to an amount not to exceed R$ 7,728,766.00, to which the amount of R$ 4,269,982.25 paid on September 5, 2001, is added, to total the annual amount of R$ 11,998,748.25. The dividends shall be paid by Banco Itaú S.A. on April 15, 2002, to the shareholders who subscribed on March 29, 2002, by means of credits in their relevant current accounts. The shares are to be traded ex *dividend* as from April 1st, 2002.

São Paulo, March 1st, 2002
Luiz Roberto Ortiz Nascimento
Chairman of the Board of Directors

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

DOESP [Daily Gazette of the State of São Paulo]
File: mgoncalv.000:
Size: 1 x 10

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no. 3330
Fees: R$ 61,84

ANA LUIZA BARBIERI
TRADUTORA PÚBLICA
Intérprete Comercial
SÃO PAULO - BRASIL

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE:5579-0299 - FAX:5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: NOTICE TO THE SHAREHOLDERS [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

NOTICE TO THE SHAREHOLDERS
DIVIDEND CREDIT (1st installment/2001)
SEPTEMBER 5, 2001

- We hereby advise to the Shareholders that, at a meeting held on August 3, distribution of dividends was approved by the Board of Directors upon acceptance by the next General Shareholders Meeting, with a favorable opinion of the Audit Committee, as obtained at a meeting held on August 8, in the unit value of:

  a) R$ 2.18 by lot of 1000 common shares;
  b) R$ 2.40 by lot of 1000 preferred shares.

- The dividend amount (a) refers to all the 1,950,251,236 issued registered shares without certificates into which the capital stock is divided, except for the 86,668,847 preferred shares which are held as treasury shares; (b) this amount originates from the Surplus Account for the Period corresponding to the first semester of year 2001, without any withholding tax, as provided for in the prevailing law (Act 9249/1995); (c) on the 5th of September of year 2001 it shall be paid by Banco Itaú S.A. to the shareholders who subscribed on August 17, 2001, whose data have been duly updated in the shareholders´ register; (d) makes the shares traded *ex dividend* beginning on August 20, 2001; (e) sums up to the amount of R$ 4,269.9 thousand.

São Paulo, August 3, 2001
Luiz Roberto Ortiz Nascimento
Chairman of the Board of Directors

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

[Logo] ***abrasca***
associated company

[Logo] "AÇÃO"
OUR SHARES ARE TRADED
AT STOCK EXCHANGES

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498080.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no. 3330
Fees: R$ 69,02

ANA LUIZA BARBIERI
TRADUTORA PÚBLICA
Intérprete Comercial
SÃO PAULO - BRASIL

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

TRADUÇÃO Nº 8378 LIVRO 073 FLS. 117

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: NOTICE TO THE SHAREHOLDERS [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

03 NOV 17 AM 7:21

NOTICE TO THE SHAREHOLDERS
DIVIDEND CREDIT (2nd installment/2000)
April 4,2001

We hereby advise to the Shareholders that, at a meeting held on February 16, distribution of dividends was approved by the Board of Directors upon acceptance by the next General Shareholders Meeting, with a favorable opinion of the Audit Committee, as obtained at a meeting on February 16, in the unit value of:
a) R$ 6.68 by lot of 1000 common shares;
b) R$ 7.35 by lot of 1000 preferred shares.

The dividend amount a) refers to all the 1,950,251,236 issued registered shares without certificates representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares; b)originates from the Surplus account for the Period corresponding to the year 2000, without any withholding tax, as provided for in the prevailing law; c) shall be paid by Banco Itaú S.A. on April 4, 2001, to the shareholders who subscribed on March 23, 2001, and whose data have been duly updated in the shareholders' register; d) makes the shares traded ex *dividend* beginning on March 24, 2001; (e) sums up to a total amount of up to R$ 13,080.2 thousand; (f) sums up to a total annual amount of R$ 16,082.3 thousand when added to the dividend priorly paid on September 5, 2000 (R$ 3,002.1 thousand).

São Paulo, February 16, 2001
Luiz Roberto Ortiz Nascimento
Chairman of the Board of Directors

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

TRADUÇÃO Nº 8378 LIVRO 073 FLS. 118

[Logo] **abrasca**
associated company

[Logo] "AÇÃO"
A COMPANY HAVING
SHARES WITH THE PUBLIC

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498079.]

[Stamp of the 27th Notary Public's Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no. 3330
Fees: R$ 71,12

ANA LUIZA BARBIERI
TRADUTORA PÚBLICA
Intérprete Comercial
SÃO PAULO - BRASIL

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

TRADUÇÃO Nº 8377 LIVRO 073 FLS. 115

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: NOTICE TO THE SHAREHOLDERS [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

NOTICE TO THE SHAREHOLDERS
DIVIDEND CREDIT (1st installment/2000)
SEPTEMBER 5, 2000

- We hereby advise to the Shareholders that, at a meeting held on August 4, distribution of dividends was approved by the Board of Directors upon acceptance by the next General Shareholders Meeting, with a favorable opinion of the Audit Committee, as obtained at a meeting on August 4, in the unit value of:

  a) R$ 1.53 by lot of 1000 common shares;
  b) R$ 1.69 by lot of 1000 preferred shares.

- The dividend amount (a) refers to all the 1,950,251,236 issued registered shares without certificates representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares; (b) this amount originates from the Surplus Account for the Period corresponding to the first semester of year 2000, without any withholding tax, as provided for in the prevailing law (Act 9249/1995); (c) on the 5th of September of year 2000 it shall be paid by Banco Itaú S.A. to the shareholders who subscribed on August 25, 2000, whose data have been duly updated in the shareholders´ register; (d) makes the shares traded *ex dividend* beginning on August 26, 2000; (e) sums up to the amount of R$ 3,002.1 thousand.

São Paulo, August 4, 2000
Luiz Roberto Ortiz Nascimento
Chairman of the Board of Directors

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

[Logo] ***abrasca***
associated company

[Logo] "AÇÃO"
OUR SHARES ARE TRADED
AT STOCK EXCHANGES

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498078.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no.3330
Fees: R$ 68,70

ANA LUIZA BARBIERI
TRADUTORA PÚBLICA
Intérprete Comercial
SÃO PAULO - BRASIL

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: MATERIAL FACT [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

MATERIAL FACT

In compliance with the resolutions adopted at the Special Shareholders Meeting held on December 13, 2002, the Board of Directors of São Paulo Alpargatas S.A. is pleased to advise to its shareholders and to the market at large, according to Directive 358/2002 of the Brazilian Securities and Exchange Commission, that it entered into the "Agreement for Adoption of Differentiated Corporate Governance Practices - Level 1" with the São Paulo Securities and Exchange Commission - BOVESPA, on June 30, 2003.

The ceremony where the Company will agree to adhere to the 1st Level of Corporate Government shall be held at the Company's head offices in São Paulo, next July 15, at 9 a.m..

[Logo] LEVEL 1
MARKET
BOVESPA - BRASIL

[Logo] ***abrasca***
associated company

São Paulo, July 8, 2003

Francisco S. Morales Cespede
Director of Management and Finance
and Relations with Investors

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498096.]

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

TRADUÇÃO Nº 8385 LIVRO 073 FLS. 131

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no. 3330
Fees: R$ 53,72

ANA LUIZA BARBIERI
TRADUTORA PÚBLICA
Intérprete Comercial
SÃO PAULO – BR

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS
RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

TRADUÇÃO Nº 8384 LIVRO 073 FLS. 128

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: NOTICE TO THE SHAREHOLDERS [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

03 NOV 17 AM 7:21

NOTICE TO THE SHAREHOLDERS
PAYMENT OF DIVIDENDS FOR THE YEAR 2002
4.4.2003

We hereby advise to the Shareholders that, at a meeting held on February 21, 2003, distribution of dividends was approved by the Board of Directors upon acceptance by the next General Shareholders Meeting, with a favorable opinion of the Audit Committee, as obtained at a meeting on February 21, 2003, in the unit value of:

a) R$ 5.79 by lot of 1000 common shares and
b) R$ 6.38 by lot of 1000 preferred shares.

These dividends originate from the surplus account for the Period corresponding to the year 2002, without any withholding tax, as provided for in the prevailing law, and refer to all the 1,950,251,236 issued registered shares without certificates representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares. This amount sums up to R$ 11,346,277.76. The dividends shall be paid by Banco Itaú S.A. on April 4, 2003, to the shareholders who subscribed on March 20, 2003, by means of credits in their relevant current accounts. The shares are to be traded *ex dividend* beginning on February 21, 2003.

São Paulo, February 21, 2003
FERNANDO TIGRE DE BARROS RODRIGUES
Chairman of the Board of Directors

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498083.]

[Stamp of the 27th Notary Public's Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no. 3330
Fees: R$ 64,05

ANA LUIZA BARBIERI
TRADUTORA PÚBLICA
Intérprete Comercial
SÃO PAULO

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **MATERIAL FACT** [certified copy], which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

NOTICE OF A MATERIAL FACT
(PAYMENT OF INTERESTS ON COMPANY'S OWN CAPITAL)

The Board of Directors of **SÃO PAULO ALPARGATAS S.A.**, a Brazilian Limited Liability Corporation, with head offices at Rua Urussuí, 300, in the Capital City of São Paulo, State of São Paulo, enrolled with the National Corporate Taxpayer Register/Ministry of Finance ("CNPJ") under number 61.079.117/0001-05 ("**Company**"), advises its shareholders that, according to the resolution passed at the Special Shareholders Meeting held on December 13, 2002, the Company will pay interest on its own capital, subject to any applicable statutory provisions and the Comopany's Bylaws, with tax withheld for individuals and legal entities as provided for in the prevailing law, only for those shares issued by the Company and those outstanding Company shares on the market, at the total gross amount of R$15,821,000,00 (fifteen million, eight hundred and twenty-one thousand reais), about R$11,7643 of which being assigned for each lot of 1,000 common shares and about R$12,9407 for each lot of 1,000 preferred shares, based on the "Surplus Reserve Account". The referred interest shall be paid by Banco Itaú S.A. on January 10,

2003, to the shareholders who subscribed on December 13, 2002, by means of credits in their relevant current accounts. The shares are to be traded ex interest on own capital as from December 16, 2002.

The Company further advises those shareholders who opt for the Special Taxation System-RET to send a notice of their option by December 23, 2002 to the attention of Mr. José Sálvio Ferreira Moraes, at Rua Urussuí, 300, 10th floor, ZIP Code 04542-903, in the city of São Paulo, State of São Paulo.

São Paulo, December 13, 2002
FRANCISCO SILVÉRIO MORALES CESPEDE
DIRECTOR, RELATIONS WITH INVESTORS

[*Logo*] "BOVESPA - Bolsa de Valores de São Paulo - [The São Paulo Stock Exchange] COMPANHIA LIMITADA" [A limited liability Company]

[*Logo*] ***abrasca associated company***

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498064.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 6, 2003

Lucimar Lima de Menezes

Receipt no.: 25 Fees: R$87,50

LUCIMAR LIMA DE ME... TRADUTORA PÚBLICA INTERPRETE COMERCIAL

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS
RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE:5579-0299 - FAX:5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: MATERIAL FACT [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

MATERIAL FACT

In compliance with the Directive 358 of the Brazilian Securities and Exchange Commission dated January 3, 2002, the Board of Directors of São Paulo Alpargatas S.A. advises to its shareholders and to the market at large that on November 12, 2002 it made a loan agreement with IFC - International Finance Corporation, in the amount of US$ 30 million, to support the Company´s investment program for the period 2001-2004. After a 3-year grace period, the loan shall be paid for seven more years on a semiannual basis, as from January 15, 2006. The loan funds shall be used to modernize the production processes, to expand the production capacity, purchase state-of-the-art equipment to lower production costs and improve the Company´s environmental practices, for higher operating efficiency.

[Logo] "BOVESPA - Bolsa de Valores de São Paulo - [São Paulo Stock Exchange] COMPANHIA LIMITADA" [A limited liability Company]

[Logo] ***abrasca associated company***

São Paulo, November 12, 2002
São Paulo Alpargatas S.A.
Francisco Silvério Morales Cespede
Director, Relations with Investors

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498097.]

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no. 3330
Fees: R$ 60,80

ANA LUIZA BARBIERI
TRADUTORA PÚBLICA
Intérprete Comercial
SÃO PAULO - BRASIL

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: MATERIAL FACT [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

MATERIAL FACT

In compliance with the Directive 358 of the Brazilian Securities and Exchange Commission dated January 3, 2002, the Board of Directors of São Paulo Alpargatas S.A. (the "Company") advises to its shareholders and the market at large that it has made a judicial settlement ("Judicial Settlement") with Dynamo Puma Fundo Mútuo de Investimento em Ações - Carteira Livre, Dynamo Cougar Fundo Mútuo de Investimento em Ações - Carteira Livre, and Dynamo Equity Fund (the "Dynamo Funds") for the purpose of dismissing the lawsuit no. 000.02.063988-0 filed by the Dynamo Funds against the Company to receive complemental dividends. This lawsuit was filed with the 9th Civil Court of the Central Venue of the Court District of São Paulo.

According to that Judicial Settlement:

(i) The Company and the Dynamo Funds have acknowledged, among other facts, the need to adapt the prevailing Section 6 of the Company´s Bylaws to the provisions of Act 10.303/2001, as a way to solve any doubts about the dividends applicable to the preferred shares, making it clear that the preferred shares issued by the Company have the right to receive dividends ten per cent (10%) higher than the ones assigned to the common shares;

(ii) On the same date of the Judicial Settlement, a meeting of the Company´s Board of Directors was held, at which resolutions were passed on the following points, among other ones: (a) notice of a Special Shareholders Meeting to continue the process of adapting the writings of Sections 6 and 28 of the

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

Company's Bylaws to the provisions of Act 10.303/2001; (b) proposal to pay interest on its own capital by the Company, only with respect to the Company's outstanding shares, in the total gross amount of fifteen million, eight hundred and twenty-one thousand reais (R$ 15,821,000.00), about R$ 11,7643 of which being for each lot of 1000 common shares, and about R$ 12,9407 for each lot of 1000 preferred shares, based on the "Surplus Reserve Account"; and (c) to take the required actions for the Company to adhere to Level 1 of the Differentiated Corporate Governance Practices as established by the São Paulo Stock Exchange.
(iii) The Dynamo Funds have agreed upon a final termination and closing of all kinds of any ongoing preliminary investigations, administrative examinations, administrative proceedings or charges currently underway at the Brazilian Securities and Exchange Commission, with respect to the construction and application of Section 6 of the Company's Bylaws.

[Logo] "BOVESPA - Bolsa de Valores de São Paulo - [São Paulo Stock Exchange] COMPANHIA LIMITADA" [A limited liability Company]

[Logo] ***abrasca associated company***

São Paulo, November 8, 2002
São Paulo Alpargatas S.A.
Francisco S. Morales Cespede
Director, Relations with Investors

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498064.]

[Stamp of the 27th Notary Public's Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no. 3330 Fees: R$ 109,58

ANA LUIZA BARBIERI
TRADUTORA PÚBLICA
Intérprete Comercial
SÃO PAULO - BRASIL

ANA LUIZA BARBIERI
Tradutora Pública e Intérprete Comercial
IDIOMA INGLÊS

RUA DONA INÁCIA UCHOA, 486 - CEP 04110-021
FONE: 5579-0299 - FAX: 5572-4204 - SÃO PAULO - SP
E-mail: aine@terra.com.br

TRADUÇÃO Nº 8381 LIVRO 073 FLS. 123

I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: MATERIAL FACT [certified copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

MATERIAL FACT

In compliance with the Directive 358/02 of the Brazilian Securities and Exchange Commission, the Board of Directors of São Paulo Alpargatas S.A. advises to the market that the development of a Long Term Incentive Plan (Stock Option Plan for Directors and Officers) was approved at the Special Shareholders Meeting held on April 26, 2002. The regulations for this Long Term Incentive Plan have been approved by the shareholders and by the Brazilian Securities and Exchange Commission´s Collegiate Body, and filed at the Company´s head offices.

São Paulo, June 7, 2002
Francisco Silvério Morales Cespede
Director, Relations with Investors

[Logo] "BOVESPA - [illegible]

[Logo] ***abrasca associated company***

"VALOR ECONÔMICO" / 2 x 5

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498065.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in one(1) page, which I read, verified, and fully and publicly sign.

São Paulo, September 2, 2003.

Receipt no. 3330 Fees: R$ 49,70

ANA LUIZA BARBIERI Tradutora Pública Intérprete Comercial

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 039/03 Livro Nº 1 Fls. 112

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **NOTICE TO THE SHAREHOLDERS** [certified copy], which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

NOTICE TO THE SHAREHOLDERS

We hereby advise to the Shareholders and to the market at large that the Board of Directors, at a meeting held on August 27, 2003, named Mr. Márcio Luiz Simões Utsch to the position of Chief Executive Officer for São Paulo Alpargatas S.A. as a replacement for Mr. Fernando Tigre de Barros Rodrigues.

The succession to the position of Chief Executive Officer for São Paulo Alpargatas S.A. results from a process started two years before this date and officially advised to the Shareholders at the General Shareholders Meeting held in December 2002. Such process is a demonstration of the Company's commitment to enhancing the Corporate Governance standards which was corroborated when the Company adhered to the 1st Level of Corporate Governance as established by the São Paulo Stock Exchange-BOVESPA.

Mr. Fernando Tigre de Barros Rodrigues will remain as Chairman of the Board for the Company.

Mr. Márcio Luiz Simões Utsch joined the Company in 1997 and so far he has occupied the position of Director for the operations of the Meggashop and Timberland Chain of Stores and the Professional and Fashion Footwear division.

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Mr. Márcio Utsch will be inaugurated as Chief Executive Officer as from September 8, 2003.

São Paulo, April 25, 2002
Francisco Silvério Morales Céspede
Director, Relations with Investors

[*Logo*] "BOVESPA - Bolsa de Valores de São Paulo - [The São Paulo Stock Exchange] COMPANHIA LIMITADA" [A limited liability Company]

[*Logo*] ***abrasca associated company***

VALOR

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498064.]

[Stamp of the 27th Notary Public´s Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 6, 2003

Lucimar Lima de Menezes

Receipt no.: 23
Fees: R$73,50

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **MATERIAL FACT** [certified copy], which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

NOTICE OF A MATERIAL FACT
(TREASURY SHARES)

1. The Board of Directors resolved, at the meeting held on February 25, 2000 as provided for by Section 16 of the Company's Bylaws and the Instructions from the Brazilian Securities & Exchange Commission-CVM no. 10/1980 and no. 268/87, to purchase up to 3,108,904 registered preferred shares without certificates, without par value, which were issued by the Company with the option of being cancelled or remaining as treasury shares for further sale, without reduction of capital. The Company's Executive Committee shall be responsible for deciding if and how many shares should be purchased.
2. The Board of Directors further defined that:
   - such acquisition of shares is intended for the application of company's available cash, mostly because the current market value for those shares is not compatible with their actual value;
   - such acquisition will be supported by the value of the reserve as entered on the Balance Sheet;
   - this approval will be effective for three months at the most, starting on February 25, 2000 and ending on May 25, 2000.
   - the total sum of the preferred shares currently held as treasury shares (83,818,847) and the number of shares which may purchased (3,108,904) is equivalent to 10% of the outstanding shares in the

market (869,277,511). The total of preferred shares issued is equivalent to 1,029,271,773 shares;

- the Company purchased 3,130,000 shares of its own stock in the last stock program approved on September 24, 1999, for the period September 25, 1999-December 25, 1999.
- the operations to trade the company's own shares will be carried out by the São Paulo Stock Exchange at a market price and handled by the following stock exchanges in São Paulo (São Paulo State):

(i) ITAÚ C.V. S.A. - Rua Boa Vista no. 185 - 4th floor;

(ii) BRADESCO S.A. C.T.V.M. - Av. Ipiranga, no. 282 - 13th floor;

(iii) SANTANDER S.A. C.C.V.M. - Rua Amador Bueno no. 474.

São Paulo, February 25, 2000
THE BOARD OF DIRECTORS

[*Logo*] ***abrasca associated company***

[*Logo*] "AÇÃO" OUR SHARES ARE TRADED AT STOCK EXCHANGES

[Stamp of the College of Notaries Public of Brazil, by which the authenticity of the document is certified. Stamp number 1040AB498064.]

[Stamp of the 27th Notary Public's Office in the City of São Paulo, where the submitted copy was certified as authentic on July 21st, 2003.]

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two(2) pages, which I read, verified, and fully and publicly sign.

São Paulo, September 6, 2003

Lucimar Lima de Menezes

Receipt no.: 24 Fees: R$91,00

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL SÃO PAULO - BRASIL